Exhibit 99.1

GOLDEN STAR

GOLDEN STAR RESOURCES

Mineral Resource & Mineral Reserve Update and
Preliminary Economic Assessment of the Southern Extension Zone

Western Region, Ghana

QUALIFIED PERSONS

Matthew Varvari, FAusIMM

S. Mitchel Wasel, MAusIMM CP(Geo)

Philipa Varris, MAusIMM CP(Env)

Report Date: 1 March 2021

Effective Date: 31 December 2020

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

Contents

1 Executive Summary	16
1.1 Terms of Reference	16
1.2 Location and Setting	16
1.3 Mineral Tenure, Permits, Royalties and Agreements	16
1.4 History	17
1.5 Geology and Mineralization	17
1.6 Drilling and Sampling	18
1.7 Data Verification	18
1.8 Metallurgical Test Work	19
1.9 Mineral Resource Estimate	19
1.10 Mineral Reserve Estimate	21
1.11 Mining Methods	21
1.12 Recovery Methods	24
1.13 Infrastructure	26
1.14 Environmental Studies, Permitting and Social or Community Impact	27
1.15 Capital and Operating Costs	28
1.16 Economic Analysis	29
1.17 Preliminary Economic Assessment of the Southern Extension Zone	30
1.18 Conclusions and Interpretations	32
1.19 Recommendations	36
2 Introduction	38
2.1 Terms of Reference	38
2.2 Wassa Gold Mine	38
2.3 Principal Sources of Information	39
2.4 Qualified Persons	39
2.5 Effective Dates	39
2.6 Previous Technical Report	40
3 Reliance on Other Experts	41
4 Property Description and Location	42
4.1 Location of Mineral Concessions	42
4.2 Mineral Rights	45
4.3 Royalties and Other Payments; Encumbrances	46
4.4 Historic Environmental Liability and Indemnity	46
4.5 Permits and Authorization	47
5 Accessibility, Climate, Local Resources, Infrastructure and Physiography	49
5.1 Accessibility	49
5.2 Physiography and Vegetation	49
5.3 Land Use and Proximity to Local Population Centres	49
5.4 Local Resources and Infrastructure	50
5.5 Climate and Length of Operating Season	50
6 History	52
6.1 Wassa	52
6.2 Hwini Butre, Benso and Chichiwelli	52
6.3 Production History, Previously Declared Resources and Reserves	53
7 Geological Setting and Mineralization	55

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

7.1 Regional Geology	55
7.2 Local Geology and Mineralization	57
8 Deposit Types	71
8.1 Wassa	71
8.2 Hwini Butre	72
8.3 Hwini Butre	74
8.4 Chichiwelli	75
9 Exploration	76
9.1 Wassa	76
9.2 Hwini Butre	78
9.3 Benso and Chichiwelli	79
10 Drilling	80
10.1 Surface Drilling	80
10.2 Underground Drilling	81
10.3 Sampling	81
11 Sample Preparation, Analyses and Security	84
11.1 Sample Preparation	84
11.2 Sample Dispatch and Security	84
11.3 Laboratory Procedures	84
11.4 Quality Control and Quality Assurance	87
11.5 Specific Gravity Data	104
12 Data Verification	106
12.1 Drilling Database	106
12.2 Other Verifications by the Qualified Person	106
13 Mineral Processing and Metallurgical Testing	107
13.1 Early Metallurgical Test Work	107
13.2 2015 Test Work Program	107
13.3 Test Work Findings	109
14 Mineral Resources	119
14.1 Introduction	119
14.2 Mineral Resource Estimation Procedures	120
14.3 Mineral Resource Database	121
14.4 Grade Shell Modelling	123
14.5 Statistical Analysis and Variography	132
14.6 Block Model and Grade Estimation	151
14.7 Model Validation and Sensitivity	156
14.8 Mineral Resource Classification	165
14.9 Mineral Resource Statement	171
14.10 Mineral Resource Risks	173
15 Mineral Reserves	174
15.1 Cut-off Grade	174
15.2 Modifying Factors	175
15.3 Mineral Reserve Statement	175
15.4 Mineral Reserve Risks	176

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

16 Mining Methods	177
16.1 Mineral Resources Considered in Mining Plan	177
16.2 Mining Locations	178
16.3 Current and Upper Mining Zones (Panels 1-3)	180
17 Recovery Methods	207
17.1 Processing History	207
17.2 Flow Sheet Description	207
17.3 Processing Schedule	210
18 Infrastructure	213
18.1 Electrical Infrastructure	215
18.2 Surface Water Management	217
18.3 Workshops and Other Site Buildings	218
18.4 Site Accommodation	218
18.5 Waste Rock Storage	219
18.6 Tailings Storage	221
19 Market Studies and Contracts	227
19.1 Market Studies	227
19.2 Contracts	227
20 Environmental Studies, Permitting and Social or Community Impact	228
20.1 Relevant Legislation and Required Approvals	228
20.2 International Requirements	232
20.3 Environmental and Social Setting	233
20.4 Environmental and Social Management	246
20.5 Environmental and Social Issues	249
20.6 Closure Planning	252
21 Capital and Operating Costs	254
21.1 Introduction	254
21.2 Capital Costs	254
21.3 Operating Costs	257
21.4 Closure Costs	259
22 Economic Analysis	260
22.1 Assumptions	260
22.2 Stream, Taxes and Royalty	261
22.3 Economic Results, Base Case	261
22.4 Economic Results, Consensus Case	263
22.5 Sensitivity	265
23 Adjacent Properties	267
24 Other Relevant Data and Information	268
24.1 Southern Extension PEA Introduction	268
24.2 Mineral Resources used in the PEA	270
24.3 Mining Methods	271
24.4 Metallurgical Testing	302
24.5 Recovery Methods	309
24.6 Infrastructure	311
24.7 Environmental, Permitting and Social and Community Impact	311

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

24.8 Closure Planning	312
24.9 Capital and Operating Costs	312
24.10 Economic Analysis	317
24.11 Conclusions and Interpretations	323
25 Conclusions and Interpretations	328
25.1 Conclusions	328
25.2 Risks	332
25.3 Opportunities	334
26 Recommendations	336
26.1 Current Operations	336
26.2 Southern Extension Zone	337
27 References	341
28 Date and Signatures	345

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

LIST OF FIGURES

Figure 1-1 Underground Production History and Mineral Reserve plan	24
Figure 1-2 Processing Production History and Mineral Reserve plan	25
Figure 1-3 Gold Production History and Mineral Reserve plan	26
Figure 1-4 Processing schedule for Southern Extension PEA	31
Figure 1-5 Gold Production Schedule for Southern Extension PEA	31
Figure 1-6 Project Execution Plan, Southern Extension Panels 4 and 5	37
Figure 4-1 Wassa Mine Location in Ghana, West Africa (United Nations, 2018)	42
Figure 4-2 Wassa Mine Location in Ghana, West Africa (GSR, 2021)	43
Figure 4-3 Location of operations and infrastructure and concession boundaries (GSR, 2021)	44
Figure 7-1 Location of Wassa on the Ashanti Belt (Perrouty et al 2012)	56
Figure 7-2 Total magnetic intensity reduced to pole, of the Ashanti Belt (modified from Perrouty et al, 2012)	58
Figure 7-3 Compilation of geochronology dating from the Ashanti Belt (Perrouty et al, 2012)	59
Figure 7-4 Regional geology of the Ashanti belt, showing Wassa, GSR tenure and major deposits (GSR, 2020)	61
Figure 7-5 Wassa mine-scale geology (modified from Bourassa, 2003 and Perrouty et al, 2013)	62
Figure 7-6 Vertical section through Nose of deposit-scale F4 fold, Wassa Main deposit	63
Figure 7-7 Eburnean folds and foliations from Wassa mine, Starter pit	64
Figure 7-8 Eburnean folds and foliations from Wassa mine, B-Shoot pit	65
Figure 7-9 Wassa section through 19,650 mN showing high-grade zones, F3 closures, parasitic folding	66
Figure 7-10 Wassa section through 19,925 mN showing interpretation with tight-spaced drilling	67
Figure 7-11 Wassa section through 18,900 mN showing interpretation and wide spaced (surface) drilling	67
Figure 7-12 Hwini Butre section through 33,100 mN	69
Figure 8-1 Syn-Eoeburnean veins from B-Shoot, 242 and South-east zones (modified from Perrouty et al, 2013)	72
Figure 8-2 Mineralization exposure in Father Brown pit, smoky quartz vein	73
Figure 8-3 Mineralization exposure in Adoikrom pit, potassic alteration	73
Figure 8-4 Mineralization exposure in Subriso West pit, sheared volcanics	74
Figure 8-5 Mineralization exposure in Subriso East pit, fine grained pyrite	74
Figure 8-6 Mineralization at Chichiwelli East, hydrothermal veins	75
Figure 8-7 Mineralization at Chichiwelli West, shear hosted	75
Figure 9-1 Wassa soil geochemistry and anomalies (GSR, 2018)	76
Figure 9-2 Wassa airborne magnetic coverage (GSR, 2004)	77
Figure 11-1 Transworld Laboratories sample processing flow sheet	85
Figure 11-2 Intertek sample processing flow sheet	86
Figure 11-3 HARD plot comparing fire assay and BLEG for field duplicates	88
Figure 11-4 HARD plot of all coarse rejects (2011) from SGS	89
Figure 11-5 HARD plot of all coarse rejects (2012) from SGS	89
Figure 11-6 HARD plot of all coarse rejects (2013) from SGS	90
Figure 11-7 HARD plot of all Surface Drilling coarse rejects (2014) from SGS	91
Figure 11-8 HARD plot of all Surface Drilling coarse rejects (2015) from SGS	92
Figure 11-9 HARD plot of all Surface Drilling coarse rejects (2016) from SGS	92
Figure 11-10 HARD plot of all Surface Drilling coarse rejects (2017) from SGS and Intertek	93
Figure 11-11 HARD plot of all Surface Drilling coarse rejects (2018) from Intertek	93
Figure 11-12 HARD plot of all Surface Drilling coarse rejects (2019) from Intertek	94
Figure 11-13 HARD plot of all Surface Drilling coarse rejects (2020 Jan-Aug) from Intertek	94
Figure 11-14 HARD plot of all Surface Drilling coarse rejects for 2018-19 for Father Brown & Adoikrom, from Intertek	95
Figure 11-15 HARD plot of 2018 Wassa duplicate analysis (Intertek vs SGS)	103
Figure 11-16 Wassa duplicates correlation plot (Intertek vs SGS)	103
Figure 13-1 West view of metallurgical sample locations (GSR, 2015)	108
Figure 13-2 Comparative indicated deportment of gold from diagnostic leach results	112
Figure 13-3 Variation of UCS and CWi results with depth (mRL)	113
Figure 13-4 2015 Ball Mill Bond Work Index against sample depth (mRL)	114
Figure 13-5 2015 Abrasion Index against sample depth (mRL)	114
Figure 13-6 Leach recovery kinetic curves	116
Figure 14-1 Wassa long-range (grey) and short-range (cyan) Mineral Resource estimation model limits	119

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

Figure 14-2 Wassa LR model structural ‘Form’ surfaces (oblique view looking N up plunge), surfaces show deposit scale F4 fold as well as rolling over of mineralization at depth	124
Figure 14-3 North-facing cross sections showing structural form (18950 mN and 19170 mN)	125
Figure 14-4 Structural form surfaces used in the SR model	125
Figure 14-5 Images showing the structural control surfaces on sections 19,750 mN and 19,635 mN. The images show the longer, LR model defined control surfaces and the shorter, mine geology defined control surfaces	126
Figure 14-6 Short-range isoshell modelling parameters (SRK, 2020)	127
Figure 14-7 SE Isometric view of final LR model Leapfrog Isoshells (blue = >0.4 g/t, red = >1.5 g/t)	128
Figure 14-8 Long section looking East showing the mineralized and halo domain shells on 39,940E (top image). Section on 39,940E (lower image) displaying the same data, cut by that section line, and the assay data used to create the domain shells. RED = mineralized domain; BLUE = halo domain	129
Figure 14-9 Model section at U=-28.0 in transformed space generated with 2.0 tolerance in V direction	130
Figure 14-10 Mineral Resource wireframes and drill hole locations for the Benso deposits (GSR, 2010)	131
Figure 14-11 Mineral Resource wireframes and drillhole locations for Chichiwelli (GSR, 2008)	132
Figure 14-12 Probability Plot for LG (left) and HG (right) Domains North of 19400N (top row) and South of 19400N (bottom row) (SRK, 2020)	133
Figure 14-13 Histogram showing the uncapped 2m Au composite grade distribution for the mineralized domain	134
Figure 14-14 Histogram showing the uncapped 2m composite grade distribution for the halo domain	135
Figure 14-15 HG Variogram from anchor point 1 (SRK, 2020)	137
Figure 14-16 LG Variogram from anchor point 14 (SRK, 2020)	137
Figure 14-17 Variogram for the short-range HG & LG mineralized domains (SRK, 2020)	138
Figure 14-18 Gold grade probability plot with outliers and far out thresholds highlighted (RMS, 2020)	139
Figure 14-19 Inferred nugget effect for gold grade in each vein unit for FBZ deposit (RMS, 2020)	140
Figure 14-20 Fitted experimental variogram points for gold grade in FW for FBZ deposit (RMS, 2020)	141
Figure 14-21 Fitted experimental variogram points for gold grade in HG for FBZ deposit (RMS, 2020)	142
Figure 14-22 Fitted experimental variogram points for gold grade in HW for FBZ deposit (RMS, 2020)	143
Figure 14-23 Inferred nugget effect for gold grade in each vein unit for ADK deposit (RMS, 2020)	144
Figure 14-24 Fitted experimental variogram points for gold grade in FW for ADK deposit (RMS, 2020)	145
Figure 14-25 Fitted experimental variogram points for gold grade in HG for ADK deposit (RMS, 2020)	146
Figure 14-26 Fitted experimental variogram points for gold grade in HW for ADK deposit (RMS, 2020)	147
Figure 14-27 South-North Swath Plot Comparing Estimated Grades and Informing Capped Composites (SRK, 2020)	157
Figure 14-28 Quantile-Quantile Comparison of Block Model Grades to Declustered Change-of-Support Corrected Gold Distributions for LG (left) and HG (right) domains (SRK, 2020)	158
Figure 14-29 SWATH plot in the E-W direction X dimension. Blue line represents Block model Estimated grades and Red is 2m drill hole composites grades (SRK, 2020)	159
Figure 14-30 SWATH plot in the N-S direction Y dimension. Blue line represents Block model Estimated grades and Red is 2m drill hole composites grades (SRK, 2020)	159
Figure 14-31 SWATH plot in the elevation direction Z dimension. Blue line represents Block model Estimated grades and Red is 2m drill hole composites grades (SRK, 2020)	160
Figure 14-32 Measured and estimated gold grades at data locations (RMS, 2020)	161
Figure 14-33 Swath plot comparison of composites, nearest neighbor estimates and kriging estimates for uncapped and capped grades in HG for FBZ deposit (RMS, 2020)	162
Figure 14-34 Swath plot comparison of composites, nearest neighbor estimates and kriging estimates for uncapped and capped grades in HG for ADK deposit (RMS, 2020)	162
Figure 14-35 Wassa LR model Indicated Mineral Resource classification surface and solids. All blocks above surface and within solid mesh were classified as Indicated Mineral Resources (GSR, 2021)	166
Figure 14-36 Estimation metrics associated to Indicated (top) and Inferred (bottom) classified Resources (SRK, 2020)	167
Figure 14-37 645m RL section showing resource classification, boundary solid and drill holes (GSR, 2020)	169
Figure 14-38 Father Brown and Adoikrom Indicated Mineral Resource surface and Inferred Mineral Resource solids. All material above Magenta surface was classified as Indicated Mineral Resources all material below surface and within cyan (ADK) and red (FBZ) 3D meshes was classified as Inferred Mineral Resource	170
Figure 15-1 Wassa UG cut-off optimization	174
Figure 16-1 Mineral Resources considered in Mineral Reserve and models applied	177
Figure 16-2 Schematic of Wassa location descriptors	178
Figure 16-3 Wassa mine design and asbuilt, plan view (GSR, 2021)	179

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

Figure 16-4 Wassa mine design and asbuilt, longitudinal view	180
Figure 16-5 Wassa underground production history	180
Figure 16-6 Stope cycle for Panel 2 primary stopes	182
Figure 16-7 Panel 2 primary/secondary stope extraction sequence, transverse stopes	182
Figure 16-8 Stope cycle for Panel 2 secondary stopes	183
Figure 16-9 Oblique view of Wassa Panels 1-3, asbuilt and planned development	184
Figure 16-10 Typical level layout, Panels 1-2 570 mRL	185
Figure 16-11 Oblique view of Panels 3 242 Area, planned development and stopes	185
Figure 16-12 Oblique view of Panels 3 B-Shoot Area, planned development and stopes	186
Figure 16-13 Stereonet plant of Wassa joint set database	187
Figure 16-14 Principal stress measurement Magnitude vs Depth	189
Figure 16-15 Support, Barton’s Q-Index chart (Barton and Grimstad, 1993)	190
Figure 16-16 Stope axes measurements	192
Figure 16-17 Matthews Stability Graph, transverse stopes (Mathews et al, 1981)	193
Figure 16-18 Matthews Stability Graph, longitudinal stopes (Mathews et al, 1981)	193
Figure 16-19 B-Shoot Pillars, modelled factors of safety from Phase 2 software, (GSR, 2018)	194
Figure 16-20 Wassa paste plant Dec-2020, thickener and storage tank in foreground	196
Figure 16-21 Paste fill distribution modelling	197
Figure 16-22 Wassa Panels 1 and 2 ventilation circuit to end of life	199
Figure 16-23 Wassa Panel 3, B-Shoot Upper ventilation circuit	199
Figure 16-24 Wassa Panel 3, 242 ventilation circuit	200
Figure 16-25 Underground dewatering longitudinal view	201
Figure 16-26 620 mRL main pump station	202
Figure 16-27 Lateral development schedule for Mineral Reserve	204
Figure 16-28 Ore mining schedule for Mineral Reserve	204
Figure 16-29 Underground Production History and Mineral Reserve plan	205
Figure 17-1 Wassa processing plant flow sheet	209
Figure 17-2 Processing schedule for Mineral Reserve plan	211
Figure 17-3 Gold Production schedule for Mineral Reserve plan	211
Figure 17-4 Processing Production History and Mineral Reserve Plan	212
Figure 17-5 Gold Production History and Mineral Reserve plan	212
Figure 18-1 Wassa key infrastructure (GSR, 2018)	213
Figure 18-2 Wassa site layout (GSR, 2021)	214
Figure 18-3 Wassa site layout and underground workings (GSR, 2021)	215
Figure 18-4 Site electrical distribution	216
Figure 18-5 Wassa Main pit catchments	217
Figure 18-6 Tara Camp	219
Figure 18-7 Waste dump locations (Golder, 2016)	220
Figure 18-8 Section through nominal waste dump design	220
Figure 18-9 Wassa TSF 1 and TSF 2 aerial view (August 2020)	221
Figure 18-10 View from north of TSF 1 looking southeast (November 2020)	222
Figure 18-11 TSF 1 and TSF 2 layout (Geosystems, 2018)	224
Figure 20-1 Pra River basin and location of Wassa	234
Figure 20-2 Wassa topography and drainage with sub-catchments	235
Figure 20-3 Conceptual underground water flow path model (Golder, 2016)	236
Figure 20-4 Conceptual groundwater model (Golder, 2016)	237
Figure 20-5 Groundwater contours and flow (Golder, 2016)	238
Figure 20-6 Conceptual geo-environmental model, E-W section (Golder, 2016)	239
Figure 20-7 Paste pH vs NPR for Open Pit	241
Figure 20-8 Paste pH vs NPR for Waste	241
Figure 20-9 Paste pH vs NPR for Underground	241
Figure 20-10 Paste pH vs NPR for South Inferred	241
Figure 20-11 NPR vs S% for Open Pit	241
Figure 20-12 NPR vs S% for Waste	241
Figure 20-13 NPR vs S% for Underground	242

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

Figure 20-14 NPR vs S% for South Inferred	242
Figure 20-15 GSOPP oil palm plantation on TSF 1	247
Figure 22-1 Cash Flows by Year for Mineral Reserve – Base case	261
Figure 22-2 Cash Flows by Year for Mineral Reserve – Consensus case	263
Figure 22-3 Sensitivity analysis of the Mineral Reserve base case ($1,300 /oz)	265
Figure 22-4 Sensitivity analysis of the Mineral Reserve consensus case (av. $1,751 /oz)	266
Figure 24-1 Illustration of Wassa location descriptors	270
Figure 24-2 Mineral Resources considered in Southern Extension PEA (LR model only)	270
Figure 24-3 Longitudinal Section looking east, showing the Southern Extension Panels	271
Figure 24-4 Cross sectional view, Southern Extension, highlighting the width and complexity across the deposit	272
Figure 24-5 Oblique view of the Southern Extension showing twin decline layout (looking northeast)	273
Figure 24-6 Schematic of a 4-lift primary transverse stope (illustration not to scale)	274
Figure 24-7 Generic downhole stope activity sequence	275
Figure 24-8 Primary/secondary stope extraction sequence, transverse stopes	276
Figure 24-9 Pillarless retreat stope extraction sequence, transverse stopes	277
Figure 24-10 Generic wide-width mining (illustration not to scale)	278
Figure 24-11 East decline, oblique looking north-west	280
Figure 24-12 West decline, oblique view looking north-east	281
Figure 24-13 Generic production block layout with primary/2ndary sequence and vent flows, longitudinal view	283
Figure 24-14 Level layout (295 mRL) showing deposit width and twin decline arrangement, plan view	284
Figure 24-15 Haulage level arrangement, 470 mRL	285
Figure 24-16 Oblique view, approximate Resource development and infill drilling horizons, looking north west	286
Figure 24-17 Geotechnical drill hole data in Southern Extension, plan (left) and longitudinal (right) views (OreTeck, 2020)	288
Figure 24-18 Wassa preliminary principal stress gradient with reference mines and regions (OreTeck, 2020)	289
Figure 24-19 Geotechnical rock mass model in Southern Extension, showing Q-prime in plan (left) and cross-section (OreTeck, 2020)	290
Figure 24-20 Unsupported stable stope spans for expected rock mass conditions and current design hydraulic radii (Mathews, 1981; Potvin, 1988)	292
Figure 24-21 Unsupported hanging-wall stable hydraulic radii for Southern Extension, longitudinal view (OreTeck, 2020)	293
Figure 24-22 Wassa Panels 4-8, ventilation stages, oblique view	295
Figure 24-23 Panels 4-8, production block ventilation flows	296
Figure 24-24 Primary fan applied pressure (air density 1.1 kg/m3) and motor power (75% efficiency)	297
Figure 24-25 Heat loads and cooling summary for Y12 (SRK, 2021)	297
Figure 24-26 Estimated refrigeration capacity over mine life (SRK, 2021)	298
Figure 24-27 Lateral development schedule for Southern Extension PEA	300
Figure 24-28 ROM material mining schedule for Southern Extension PEA	300
Figure 24-29 Electrical distribution with Phase 2 expansion required to support Southern Extension	302
Figure 24-30 Metallurgical Sample Drillhole Location	304
Figure 24-31 Ball Mill Bond Work Index against sample depth (mRL)	305
Figure 24-32 Direct Leach – Grind Sensitivity Summary	306
Figure 24-33 Preg-robbing Characterization Summary	307
Figure 24-34 Processing schedule for Southern Extension PEA	309
Figure 24-35 Gold Production schedule for Southern Extension PEA	311
Figure 24-36 Cash Flows by Year for Southern Extension – Base Case	318
Figure 24-37 Cash Flows by Year for Southern Extension – Consensus Case	320
Figure 24-38 Sensitivity analysis of the Southern Extension PEA base case ($1,300 /oz)	322
Figure 24-39 Sensitivity analysis of the Southern Extension PEA consensus case ($1,585 /oz)	323
Figure 26-1 Project Execution Plan, Southern Extension Panels 4 and 5	340

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

LIST OF TABLES

Table 1-1 RGLD stream payment structure	17
Table 1-2 Wassa Measured and Indicated Mineral Resource, as at 31 December 2020	20
Table 1-3 Wassa Inferred Mineral Resource, as at 31 December 2020	20
Table 1-4 Wassa Mineral Reserve, as at 31 December 2020	21
Table 1-5 Wassa, mine design quantities for Mineral Reserve plan	22
Table 1-6 Stable stope dimensions for Mineral Reserve plan	22
Table 1-7 Mining schedule quantities for Mineral Reserve plan	23
Table 1-8 Mobile fleet purchase schedule for Mineral Reserve plan	24
Table 1-9 Processing schedule quantities for Mineral Reserve plan	25
Table 1-10 Capital Cost Summary for Mineral Reserve plan	28
Table 1-11 Cost Estimate, Operating for Mineral Reserve plan	29
Table 1-12 Operating Cost Summary for Mineral Reserve plan	29
Table 1-13 Conversion of Inferred Mineral Resource to PEA inventory	31
Table 2-1 Qualified persons and site visits	39
Table 4-1 Mineral rights held by GSWL	45
Table 5-1 Communities neighbouring Wassa Mine	50
Table 6-1 Recent Production History, Wassa	54
Table 7-1 Deformational history of the Ashanti Belt (Perrouty et al, 2012)	60
Table 10-1 Exploration data used for Mineral Resource models	81
Table 11-1 Summary of analytical quality control data from 2014 to early 2017	90
Table 11-2 CRM for 2003-2007 (TWL)	96
Table 11-3 Geostats CRM for 2008-2012 (SGS)	96
Table 11-4 Gannet CRM for 2008-2012 (SGS)	97
Table 11-5 Gannet CRM for 2013 (SGS)	97
Table 11-6 Gannet CRM for 2014-2017 (SGS)	98
Table 11-7 Gannet CRM for 2014 to 2017 (Wassa Site Lab)	98
Table 11-8 Gannet CRM for 2018 (Intertek)	98
Table 11-9 Gannet CRM for 2019 Wassa UG (Intertek)	99
Table 11-10 Gannet CRM for 2020 Jan-Oct, Wassa UG (Intertek)	99
Table 11-11 Gannet CRM for 2019 Wassa surface drilling (Intertek)	99
Table 11-12 Gannet CRM for 2018-2019 Father Brown/Adoikrom surface drilling (Intertek)	99
Table 11-13 Blank sample summary statistics 2011 to Oct-2020	100
Table 11-14 Blank sample summary statistics 2019, Wassa surface drilling (Intertek)	100
Table 11-15 Blank sample summary statistics 2018-2019 Father Brown/Adoikrom surface drilling (Intertek)	100
Table 11-16 Gannet CRM for quarter core sample analysis (Intertek)	101
Table 11-17 Summary HARD plot results for quarter core sample analysis	101
Table 11-18 Summary HARD plot results for 2013 round robin program	101
Table 11-19 Round-robin descriptive statistics 2012	102
Table 11-20 Round-robin descriptive statistics 2017	102
Table 11-21 Summary HARD plot results for 2017 round robin program	102
Table 11-22 Summary HARD plot results for 2018 round robin program	103
Table 11-23 Specific gravity test results, open pit	104
Table 11-24 Specific gravity test results, underground drilling 2017	104
Table 11-25 Specific gravity test results, underground drilling 2018	105
Table 11-26 Specific gravity test results, surface drilling 2018	105
Table 11-27 Specific gravity test results, surface drilling 2020	105
Table 13-1 Ore zones represented by the variability samples	107
Table 13-2 Summary and location of test work samples	108
Table 13-3 Screened head assay results	109
Table 13-4 Elemental and chemical analysis results	110
Table 13-5 Summary of diagnostic leach results	111
Table 13-6 Results of Crushability Tests: UCS and CWi	112
Table 13-7 Results of 2015 BWi and Ai Tests	113

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

Table 13-8 Gravity Gold Recovery Test Results	115
Table 13-9 Whole Ore Leach and CIL test results	115
Table 13-10 Leach test results and reagent consumptions	116
Table 13-11 Overall gravity leach recoveries	117
Table 13-12 Reconciliation of assay and back-calculated head grades from test work	117
Table 13-13 Comparative settling test results	118
Table 14-1 Wassa LR model drill hole database as at February, 2020	121
Table 14-2 Wassa Underground short-range drill hole database as of December 1, 2020	122
Table 14-3 Father Brown/Adoikrom drill hole database as of December 2020	122
Table 14-4 Benso drill hole database as of December 2012	122
Table 14-5 Chichiwelli drill hole database as of 2012	122
Table 14-6 Leapfrog trend inputs for creation of 1.5 g/t and 0.4 g/t LR model grade Isoshells	124
Table 14-7 Leapfrog trend inputs for creation of 1.5 g/t and 0.4 g/t SR model grade Isoshells	126
Table 14-8 LR modelling extents	126
Table 14-9 LR Isoshell modelling parameters	126
Table 14-10 SR block model extents	127
Table 14-11 Summary Gold Statistics of Assays and Composites	132
Table 14-12 Comparison of Uncapped and Capped Gold Composite Grades – LR model	133
Table 14-13 Comparison of uncapped and capped gold composite grades – SR model	134
Table 14-14 Local variogram orientations and anchor point locations	136
Table 14-15 Local variogram models by domain	136
Table 14-16 Descriptive statistics for Hwini Butre modelled domains (uncapped & capped)	139
Table 14-17 Capping values selected from analysis of the probability plot	140
Table 14-18 Fitted variogram parameters for gold grade in FW for FBZ deposit	144
Table 14-19 Fitted variogram parameters for gold grade in HG for FBZ deposit	144
Table 14-20 Fitted variogram parameters for gold grade in HW for FBZ deposit	144
Table 14-21 Fitted variogram parameters for gold grade in FW for ADK deposit	148
Table 14-22 Fitted variogram parameters for gold grade in HG for ADK deposit	148
Table 14-23 Fitted variogram parameters for gold grade in HW for ADK deposit	148
Table 14-24 Fitted major variogram directions in original space	148
Table 14-25 Descriptive statistics for Benso modelled domains (capped)	149
Table 14-26 Descriptive statistics for simplified Benso modelled domains (capped)	149
Table 14-27 Variogram parameters for the Benso zones	150
Table 14-28 Descriptive statistics for Chichiwelli modelled domains (capped)	150
Table 14-29 Chichiwelli high grade capping	150
Table 14-30 Variogram parameters for Chichiwelli zones	151
Table 14-31 Wassa LR model definitions, upper left hand corner coordinates	151
Table 14-32 Average Bulk Density used for LR model	151
Table 14-33 Wassa SR model definitions	152
Table 14-34 LR model Estimation Parameters	153
Table 14-35 SR model estimation parameters	153
Table 14-36 Kriging search parameters for each vein unit in each deposit	153
Table 14-37 Father Brown block model parameters	154
Table 14-38 Adoikrom Zone block model parameters	154
Table 14-39 Hwini Butre rock density	154
Table 14-40 Benso block model parameters	154
Table 14-41 Benso ellipsoid search neighbourhood parameters	155
Table 14-42 Benso rock density	155
Table 14-43 Chichiwelli block model parameters	155
Table 14-44 Chichiwelli ellipsoid search neighbourhood parameters	156
Table 14-45 Chichiwelli rock density	156
Table 14-46 Global mean comparison between nearest neighbor and kriged thickness models for FBZ.	160
Table 14-47 Global mean comparison between nearest neighbor and kriged thickness models for ADK. Variable	160
Table 14-48 List of least reliable estimates FBZ	161
Table 14-49 List of least reliable estimates ADK	161

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

Table 14-50 Global mean comparison between nearest neighbor and kriged Gold models for FBZ	162
Table 14-51 Global mean comparison between nearest neighbor and kriged Gold models for ADK	163
Table 14-52 Global mean comparison between nearest neighbor and kriged Gold models for FBZ within the densely sampled area	163
Table 14-53 Global mean comparison between nearest neighbor and kriged Gold models for ADK within the densely sampled area	163
Table 14-54 Global mean comparison between nearest neighbor and kriged Gold models for FBZ within the sparsely sampled area	164
Table 14-55 Global mean comparison between nearest neighbor and kriged Gold models for ADK within the sparsely sampled area	164
Table 14-56 Composition of Classified Blocks for Open Pit Extraction Above a Cut-Off Grade of 0.4 g/t Gold	167
Table 14-57 Composition of Classified Blocks for Underground Extraction Above a Cut-Off Grade of 2.1 g/t Gold	168
Table 14-58 Wassa Measured and Indicated Mineral Resource, as at 31 December 2020	172
Table 14-59 Wassa Inferred Mineral Resource, as at 31 December 2020	172
Table 15-1 Wassa UG cut-off grade calculation	174
Table 15-2 Wassa Mineral Reserve, as at 31 December 2020	175
Table 16-1 Upper mine inventory change, OP to UG	181
Table 16-2 Wassa Panels 1-3, design quantities for Mineral Reserve	186
Table 16-3 Joint sets used for stope design	188
Table 16-4 570 decline stress measurement	188
Table 16-5 Wassa rock mass characterization parameters (Barton et al, 1974)	189
Table 16-6 Modified Stability Number (N’) for Panels 1-3, transverse stopes (Potvin, 1988)	191
Table 16-7 Modified Stability Number (N’) for Panels 1-3, longitudinal stopes (Potvin, 1988)	191
Table 16-8 Stable stope dimensions, Panels 1-3	192
Table 16-9 Wassa ventilation model calibration, Dec-2020	198
Table 16-10 Wassa mining schedule quantities for Mineral Reserve plan	203
Table 16-11 Mobile fleet productivity assumption	206
Table 16-12 Mobile fleet schedule for Mineral Reserve plan	206
Table 17-1 Historic plant production, grades and recoveries	207
Table 17-2 Key plant design and operating parameters	208
Table 17-3 Processing schedule quantities for Mineral Reserve plan	210
Table 18-1 TSF 2 stage design details	226
Table 20-1 Primary environmental approvals for mines in Ghana	229
Table 20-2 Environmental approvals obtained for Wassa mine	231
Table 20-3 Communities around Wassa	245
Table 20-4 Closure cost estimates, at Dec-2020	253
Table 21-1 Cost estimate, Major Projects for Mineral Reserve plan	254
Table 21-2 Mine development capital allocation for Mineral Reserve plan	255
Table 21-3 Cost estimate, Minor Projects for Mineral Reserve plan	255
Table 21-4 Mobile Fleet, categories	256
Table 21-5 Cost estimate, Mobile Fleet replacement schedule for Mineral Reserve plan	256
Table 21-6 Capital cost summary for Mineral Reserve plan	257
Table 21-7 Cost estimate, Operating for Mineral Reserve plan	258
Table 21-8 Operating cost summary for Mineral Reserve plan	259
Table 21-9 Closure cost summary for Mineral Reserve plan	259
Table 22-1 Key life of mine inputs and assumptions used in the economic model for Mineral Reserve	260
Table 22-2 Cash flows, Mineral Reserve economic analysis – Base case	261
Table 22-3 Mineral Reserve economic analysis – Base case	262
Table 22-4 Cash flows, Mineral Reserve economic analysis – Consensus case	263
Table 22-5 Mineral Reserve economic analysis – Consensus case	264
Table 22-6 Sensitivity results for the Mineral Reserve at different gold prices and discount rates	265
Table 22-7 Sensitivity results of the Mineral Reserve base case ($1,300 /oz)	265
Table 22-8 Sensitivity results of the Mineral Reserve consensus case (av. $1,751 /oz)	266
Table 24-1 Stope Modifying Factors contained in the MSO settings	279
Table 24-2 Conversion of Inferred Mineral Resource to PEA inventory	279

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

Table 24-3 Proposed Resource diamond drilling quantities relative to stope timing by Panel	286
Table 24-4 Wassa Panels 4-8 mine design quantities	287
Table 24-5 Modified Stability Number (N’) for Panels 4 and 5, transverse stopes (after Potvin, 1988)	291
Table 24-6 Modified Stability Number (N’) for Panels 4 and 5, longitudinal stopes (after Potvin, 1988)	291
Table 24-7 Stable stope dimensions, Panels 4 and 5	292
Table 24-8 Wassa mining schedule quantities, Southern Extension PEA	299
Table 24-9 Mobile fleet schedule, Southern Extension PEA	301
Table 24-10 Metallurgical Composite Sample Location	303
Table 24-11 Metallurgical Composite Head Assay	304
Table 24-12 Bond Ball Work Index Results	305
Table 24-13 Gravity Recovery Gold - Summary	306
Table 24-14 Reagent Consumption Summary	307
Table 24-15 Diagnostic Leach Summary	308
Table 24-16 Processing Schedule, Southern Extension PEA	310
Table 24-17 Cost estimate, Major Projects for Southern Extension PEA	312
Table 24-18 Mine development capital allocation for Southern Extension PEA	312
Table 24-19 Cost estimate, Minor Projects for Southern Extension PEA	313
Table 24-20 Cost estimate, Mobile Fleet addition/replacement schedule for Southern Extension PEA	313
Table 24-21 Capital cost summary for Southern Extension PEA	314
Table 24-22 Cost estimate, Operating for Southern Extension PEA	315
Table 24-23 Operating cost summary for Southern Extension PEA	315
Table 24-24 Closure cost summary for Southern Extension PEA	316
Table 24-25 Key life of mine inputs and assumptions used in the economic model, PEA	317
Table 24-26 Cash flows, PEA economic analysis – Base Case	318
Table 24-27 Economic Analysis – Base Case	319
Table 24-28 Cash flows, PEA economic analysis – Consensus Case	320
Table 24-29 PEA Economic Analysis – Consensus Case	321
Table 24-30 Sensitivity results for the Southern Extension PEA at different gold prices and discount rates	322
Table 24-31 Sensitivity results of the Southern Extension PEA base case ($1,300 /oz)	322
Table 24-32 Sensitivity results of the Southern Extension PEA consensus case ($1,585 /oz)	323
Table 24-33 Geology, Mining and Processing risks for Southern Extension	325
Table 24-34 Economic risks for Southern Extension	326
Table 24-35 Geological Drilling opportunities for Southern Extension	326
Table 24-36 Mine design and productivity opportunities for Southern Extension	327
Table 25-1 Geology, Mining and Processing risks for the Mineral Reserve	332
Table 25-2 Infrastructure risks for the Mineral Reserve	332
Table 25-3 Capital and Operating Cost risks for the Mineral Reserve	333
Table 25-4 Environmental and Social Risks	333
Table 25-5 Mineral Resource Opportunities	334
Table 25-6 Mine design and productivity opportunities for the Mineral Reserve	334
Table 25-7 Sustainability Opportunities	335
Table 26-1 Cost estimate for 2021 – 2022 Resource definition drilling and technical studies	339

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

LIST OF ABBREVIATIONS

2020 PEA	Preliminary Economic Assessment of potential expansion of the underground mine to extract the Inferred Mineral Resource in the Southern Extension zone
AAS	Atomic adsorption spectroscopy (sampling)
AC	Air-core (drilling)
ADK	Adoikrom (deposit)
Ai	Bond abrasion index (metallurgical testing)
ALS	ALS Minerals
ARD	Acid rock drainage
ARO	Asset retirement obligations (closure planning)
BDG	BD Goldfields (company)
BLEG	Bulk leach extractable gold (assaying)
BWi	Bond ball mill work index (metallurgical testing)
CIL	Carbon in leach (processing method)
CIM	Canadian Institute of Mining, Metallurgy and Petroleum
CMCC	Community Mine Consultative Committee
CRM	Certified reference material (sampling QA/QC)
CSL	Compacted soil liner (civil construction)
CWi	Bond low impact crushing work index (metallurgical testing)
CYAP	Community Youth Apprenticeship Program
DD	Diamond core (drilling)
EIA	Environmental Impact Assessment
EIS	Environmental Impact Statement
EMP	Environmental Management Plan
EMS	Environmental and social management system
EPA	Environmental Protection Agency (Ghana)
ESR	Excavation support ratio (geotechnical)
FBZ	Father Brown (deposit)
FOS	Factor of safety
FS	Feasibility study
HW	Footwall
G&A	General and administration
GAI	Geochemical abundance index (geochemistry)
GC	Grade control
GSI	Geological strength index (geotechnical)
GSOPP	Golden Star Oil Palm Plantation
GSR	Golden Star Resources
GSSTEP	Golden Star Skills Training and Employability Program
GSWL	Golden Star Wassa Limited
HARD	Half absolute relative difference (statistics)
HBB	Hwini Butre Benso (deposit group)
HBM	Hwini Butre Minerals (company)
HG	High grade
LG	Low grade
HL	Heap leach (processing method)
HW	Hanging-wall

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

ICOLD	International Committee on Large Dams
ILR	In-line reactor (processing method)
IP	Induced polarization
Jn	Joint number (geotechnical)
Jr	Joint roughness (geotechnical)
Jw	Joint alteration (geotechnical)
L.I.	Legal Instrument
LG	Low grade
LHOS	Long hole open stoping (mining method)
LR (model)	Long-range model (geological modelling)
LVA	Locally variable anisotropy (geological modelling)
MOU	Memoranda of Understanding
MSG	Modified Stability Graph (geotechnical)
MSO	Mineable Stope Optimiser (mine planning)
NAG	Not acid generating (geochemistry)
NPV	Net present value
OK	Ordinary kriging (geological modelling)
PCP	Practical closure plan (closure planning)
PVC	Poly-vinyl chloride
QA/QC	Quality assurance, quality control
QP	Qualified person
RAB	Rotary air blast (drilling)
RC	Reverse circulation (drilling)
RGI	Ryal Gold Inc (company)
RGLD	RGLD Gold AG (company)
RL	Relative level
RMR	Rock mass rating (geotechnical)
RMS	Resource Modelling solutions (company)
ROM	Run of mine
RPEEE	Reasonable prospects for economic extraction
RQD	Rock quality description (geotechnical)
SGL	Satellite Goldfields Limited (company)
SJR	Saint Jude Resources (company)
SR (model)	Short-range model (geological modelling)
TSF	Tailings storage facility
UCS	Unconfined compressive strength
US$	United States dollar/s
VRA	Volta River Authority (Ghana)
WSL	Wassa site laboratory (assaying)
WUC	Western University College, Tarkwa (Ghana)
WUG	Wassa underground mine
XRD	X-ray diffraction
XRF	X-ray fluorescence

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine
1	Executive Summary
1.1	Terms of Reference

This Technical Report has been prepared to meet the requirements defined by Form 43-101F1, by and for Golden Star Resources, describing the Wassa gold mine in Ghana. GSR owns a 90% interest in and manages Golden Star Wassa Limited, who’s primary asset is the Wassa gold mine, with the Government of Ghana owning the remaining 10%.

The report provides updated information on the currently operating Wassa Gold Mine:

•	Updated Mineral Resource and Mineral Reserve estimates, as at 31 December 2020; and
•	Summary of a Preliminary Economic Assessment of potential expansion of the underground mine to extract the Inferred Mineral Resource in the Southern Extension zone (2020 PEA).

The 2020 PEA has no impact on the Mineral Reserves, nor on the key assumptions and parameters supporting the Mineral Reserves, which are current, valid and do not rely on any assumptions in the PEA.

The PEA is a scoping level study which is conceptual in nature and there is no certainty that production and financial outcomes will be realized. It has been prepared within the following framework:

•	Production schedules to appropriately consider conversion risk of the Inferred Mineral Resource;
•	Methodologies and design quantities based on proven, currently available technologies;
•	Mine production constrained within current processing capacity (2.7 Mtpa);
•	Costs to reflect current operational experience; and
•	Minimise capital demand needed to establish full production.

The intent of the framework is to present a deliverable PEA plan which can be executed with GSR’s current operational and financing capacity. Potential enhancements outside this framework are presented as opportunities outside of the PEA outcomes and can be investigated as part of the forward work plan.

Mineral Resources and Mineral Reserves have been prepared in accordance with the 2014 CIM Definition Standards and 2019 Best Practice Guideline.

Units in the report are metric and monetary units are United States dollars (US$) unless otherwise stated.

1.2	Location and Setting

The Wassa Mine is located in a rural setting near the village of Akyempim in the Wassa East District, in Ghana’s Western Region, 80 km north of Cape Coast and 150 km west of the capital Accra.

The climate is classified as wet semi-equatorial with a dry season from November to February. The wettest month is June with an average 241 ± 85 mm and annual average rainfall is 1,996 ± 293 mm.

1.3	Mineral Tenure, Permits, Royalties and Agreements

GSWL holds three mining leases (Wassa, Hwini Butre, Benso) and several prospecting leases in the region and full details are presented in Table 4-1.

EIA studies have been undertaken to support permitting and there is considerable background environmental data.

The Wassa Mining Lease stipulates a 5% royalty on gross revenue, paid quarterly to the Government of Ghana and the government holds a 10% free-carried interest, which entitles a pro-rata share of dividends.

GSR is party to a gold purchase and sale agreement with Royal Gold, Inc. through its wholly owned subsidiary RGLD Gold AG (RGLD) which was amended and restated on 30 September 2020. The stream covers all gold produced within GSWL’s mineral concessions. The stream payment structure is outlined in Table 1-1. The stream payments are treated as a revenue adjustment.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

Table 1-1 RGLD stream payment structure

Stream Tier	Attributable Ounces	% of spot paid	Application
Tier 1	10.5%, until 240,000 oz reached	20%	119,997 oz sold to end-December 2020
Tier 2	5.5%	30%	All production after Tier 1 completed
1.4	History

Golden Star acquired the 90% share in Wassa in September 2002 from Standard Bank after the foreclosure of Glencar Mining’s share of Satellite Gold Limited. At the time Wassa was an open pit operation treating 3.0 Mtpa through heap leach, with gold recovery of 55-60%.

The carbon in leach plant was commissioned in 2005 and upgraded in 2013 to treat 2.7 Mtpa of fresh rock feed only. Ore has been mined mostly by open pit, with underground development commencing in 2015 and forming the majority of the ore supply since 2018. Gold production has varied from 184 koz in 2009 to 104 koz in 2016 and has averaged 157 koz/yr for the past three years (2018-2020).

1.5	Geology and Mineralization
1.5.1	Wassa

The Wassa property lies within the southern portion of the Ashanti Greenstone Belt along the eastern margin and within a volcano-sedimentary assemblage located close to the Tarkwaian basin contact.

Wassa lithology is characterized by lithologies of the Sefwi Group, consisting of intercalated meta-mafic volcanic and meta-diorite dykes with altered meta-mafic volcanic and meta-sediments which are locally characterized as magnetite rich, banded iron formation like horizons (Bourassa, 2003). The sequence is characterized by the presence of multiple ankerite-quartz veins, sub-parallel to the main penetrative foliation and Eoeburnean felsic porphyry intrusions on the south-eastern flank of the Wassa mine fold.

Wassa mineralization is subdivided into a number of domains: F Shoot, B Shoot, 242, South East, Starter, 419, Mid East, and Dead Man’s Hill. Each of these represents discontinuous segments of the main mineralized system. The South- Akyempim deposits are located 2 km southwest of the Wassa Main deposit on the northern end of a mineralized trend parallel to the Wassa Main trend.

Mineralization is hosted in highly altered multi-phased greenstone-hosted quartz-carbonate veins interlaced with sedimentary pelitic units. It is structurally controlled and related to vein densities and sulphide contents.

Wassa mineralization is quite old and has been affected by several phases of deformation since emplacement. Two major folding events were likely emplaced early in the deposit’s deformational history, with Gold mineralization later remobilized into the hinges of a tight folding event and finally, the deposit scale fold which influences the open pit configuration.

Remobilized gold in the hinges of the tight folding event are the primary underground mining targets and B-Shoot and F-Shoot are the two main zones. These zones plunge to the south at approximately 20 degrees with Mineral Resource now defined more than 800 m south of the current underground Mineral Reserve.

1.5.2	Regional Deposits

The Hwini Butre concession is underlain by three deposits: Adoikrom, Dabokrom and Father Brown, which are all characterized by different styles of mineralization within the Mpohor mafic complex, which consists mainly of gabbroic and gabbro-dioritic intrusive horizons.

At Father Brown and Dabokrom, mineralization is associated with quartz vein systems that are locally surrounded by extensive, lower grade, disseminated quartz stockwork bodies, especially at Dabokrom. At Adoikrom, the mineralization is shear hosted and characterized by the absence of quartz veins; gold is associated with fine grained pyrite and intense potassic alteration.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

The Benso concession is underlain by four main deposits: Subriso East, Subriso West, G Zone and I Zone which all have a similar style of mineralization.

The Benso deposits are hosted in two dominant rock types, Subriso West and I Zone are hosted within Intermediate feldspar porphyry intrusives and meta-volcanics, whereas Subriso East occurs along the contact between carbonaceous phyllites and meta volcanics. Mineralization at Benso is associated with late deformational stages of the Eburnean orogeny and deposits are shear hosted along subsidiary structures.

The Chichiwelli deposit consists of two sub-parallel mineralized trends hosting two distinct types of mineralization. The Chichiwelli West trend is a shear zone hosted deposit with a quartz, carbonate, sericite and potassic alteration assemblage, the mineralization is associated with pyrite. The Chichiwelli East trend is a quartz vein associated deposit with an ankerite and sericite alteration assemblage. Mineralization is also associated with pyrite along vein selvages and in the wall rocks.

1.6	Drilling and Sampling

Drilling is carried out by diamond core (DD), reverse circulation (RC) and RAB/air-core techniques. Surveys are conducted on drill hole collars (by total station) and downhole (by either multi-shot downhole camera, or gyro instrument for deeper holes).

A standardized approach to drilling and sampling is applied where typically, sampling is carried out along the entire mineralized drilled length. Sampled spacing is 1.0 m for RC and for DD samples according to mineralization, alteration or lithology. Core is split into equal parts along a median to the foliation plane to ensure representative samples for assaying. The remaining half core is retained for reference and additional sampling if required.

Sample preparation on site is restricted to core logging and cutting, or RC and RAB sample splitting. Facilities consist of enclosed core and coarse reject storage facilities, covered logging sheds and areas for the splitting of RC and RAB samples (with Jones riffle splitter).

From site, samples are transported by road to the primary laboratory in Tarkwa for sample preparation and chemical analysis. Sample security involves:

•	Chain of custody of samples to prevent inadvertent contamination or mixing of samples; and
•	Rendering active tampering of samples to be as difficult as practicable.

As the samples are loaded, they are checked and the sample numbers are validated. The sample dispatch forms are signed off by the transport driver (dispatched by the laboratory) and a GSR representative. Sample dispatch dates are recorded in the sample database as well as the date when results are received.

Sample assays are performed at either the Wassa Site Lab, SGS or Intertek (formerly TWL), with both independent labs located in Tarkwa. GSR submits quality control samples to each lab for testing purposes. Both SGS and Intertek laboratories are independent of GSR and are accredited for international certification for testing and analysis.

1.7	Data Verification

Core logging and sampling procedures adopted by GSR are consistent with industry standards and validated by external consultants checking logging against the remaining half-core with no major errors identified.

Procedures are in place with several steps to verify the collection of drill hole data and minimize potential for data entry errors. Data entry and database management involves logging of holes directly into an SQL Acquire database via laptop computers linked to the main database, with built-in validation tools designed to eliminate erroneous data entry.

Analytical data is checked for consistency by GSR personnel:

•	Upon receipt of digital assay certificates; the assay results, along with the control sample values, are extracted from the certificates and imported into the Acquire database;

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

•	Failures and potential failures are examined and depending on the nature of the failure, re-assaying is requested from the primary laboratory; and
•	Analysis of quality control data is documented, along with relevant comments or actions undertaken to either investigate or mitigate problematic control samples.

GSR relies on the laboratory operators’ QA/QC processes for assaying, as well as GSR’s own independent QA/QC program. The GSR program includes inserting blanks, certified reference materials (aka: standards) and pulp or coarse reject duplicates into sample batches before sample lab submission. QA/QC procedures required >=10 % of the samples submitted to the independent laboratories are check samples.

1.8	Metallurgical Test Work

Metallurgical test work for underground ore was completed as part of the 2015 underground feasibility study. The test work program showed general consistency with ores previously treated from the open pits. This has subsequently been confirmed by actual processing results where, since 2015, overall plant recoveries between 94-96% have been achieved.

1.9	Mineral Resource Estimate

The MRE has been updated for the on the basis of RC and DD drilling at four properties – Wassa, Hwini Butre, Benso and Chichwelli. At Wassa, 30,067 drill holes for 1,353,740 m used to estimate a Long-Range Model and 2,875 drill holes for 544,233 to estimate a short-range model (SR model), limited to the mine area. The Father Brown/Adoikrom MRE has been updated with 3,736 drill holes for 154,589 m. The Benso MRE was updated using 3,162 drill holes for 130,506 m and Chichiwelli used 506 drill holes for 33,494 m. Data was validated prior to use in estimation and is considered fit for the purposes of Mineral Resource estimation by the Qualified Person (QP).

Mineralization was modelled via grade shells at Wassa. The long-range (LR) model used indicator methodology and the SR model used the raw assay data to interpolate grade shells. The halo domain was interpreted at 0.4 g/t Au and the high grade/mineralization domain was interpreted at 1.5 g/t Au. Both cut offs were determined by visual inspection and separated different grade populations in the data. Structural trend surfaces informed the mineralization interpolation and orientation of search ellipses for both models.

At Father Brown and Adoikrom, GSR and Resource Modelling Solutions (RMS) used a vein modelling technique, where the vein unit is modelled by estimating the position of the vein and thickness, hanging wall, high grade and footwall. At Benso, mineralization and oxidation wireframes were created by GSR. The mineralization zones of Benso are structurally controlled with gold emplacement related to the density of quartz veining and sulphide content. At Chichiwelli, mineralization wireframes were interpreted at a nominal 0.5 g/t Au cut off. Mineralization is structurally controlled with gold emplacement related to the density of quartz veining and sulphide content. The mineralization hosting structures generally trend north-south and dip moderate-steeply to the east at 60°.

Assay data was composited (3 m for Wassa LR model, 2 m for Wassa SR model, 2 m for Benso and Chichiwelli), top cut based on review of population disintegration via probability plots. Variograms were modelled where possible, to characterize the grade continuity in grade estimation.

Grades were estimated using ordinary kriging into parent cells for all deposits. At Wassa (long-range and short-range) using locally oriented search ellipses, based on structural trends. Three search passes with successively larger search ranges were used to estimate grades into blocks. The LR model had a block size of 10 x 10 x 5 m and the SR model had a block size of 1 x 2.5 x 2.5 m. In situ dry bulk density has been estimated to be 2.80 t/m3 based on measurements by GSR and Intertek in 2017 and 2018.

Block sizes at Father Brown and Adiokrom models were 1 x 2 x 2 m (X x Y x Z) chosen to reflect the geometry of the deposit. A density of 2.70 t/m3 was assigned. At Benso, the block size chosen was 12.5 x 25 x 10 m (X x Y x Z) to reflect the average spacing of drill fences along strike. Grade was estimated into mineralization domains with soft boundaries between oxidation units, using four search passes. A density of 1.80 t/m3 for oxide and 2.70 t/m3 for fresh was assigned. A block size of 12.5 x 25 x 8 m (X x Y x Z) was chosen for Chichiwelli, grades were estimated in four search passes and a density of 1.80 t/m3 was assigned to oxide and 2.68 t/m3 to fresh.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

Validation was completed via inspection of swath plots, cross sections, mean grade comparisons between composites and blocks.

The basis of the Mineral Resource classification included confidence in the geological continuity of the mineralized structures, the quality and quantity of the exploration data supporting the estimates, confidence in the density measurements and the geostatistical confidence in the tonnage and grade estimates. Reasonable prospects for eventual economic extraction (RPEEE) was informed via pit shell optimization for open pit Mineral Resources (Benso, Chichiwelli, HBB Other) and cut off grade estimation for underground mineral resources (Wassa, Father Brown, Adoikrom). A gold price of US$1500 /oz and costs from the operations were used in pit shell optimization and cut off grade estimation.

•	The Mineral Resource estimate complies with the requirements of National Instrument 43-101 and has been prepared and classified in accordance with the 2014 CIM Definition Standards and 2019 Best Practice Guidelines.
•	Measured and Indicated Mineral Resources are reported inclusive of Mineral Reserves;
•	Underground deposits within the Mineral Resource are reported at a cut-off grade of 1.4 g/t;
•	Open pit deposits within the Mineral Resource are reported at a cut-off grade of 0.55 g/t, within optimized pit shells calculated at a $1,500 /oz gold selling price;
•	The Mineral Resource models have been depleted using appropriate topographic surveys;
•	Regional OP includes deposits at Benso, Chichiwelli and HBB Others;
•	Mineral Resources are reported in-situ without modifying factors;
•	No open pit resource has been reported for the Wassa deposit, as engineering studies have determined Wassa will be mined by underground methods only; and
•	All figures are rounded to reflect the relative accuracy of the estimate.

Table 1-2 Wassa Measured and Indicated Mineral Resource, as at 31 December 2020

	Measured & Indicated Mineral Resource, at 31 December 2020									Meas. & Ind. Mineral Resource at 31 December 2019
	Measured Resource			Indicated Resource			Meas. & Ind. Mineral Resource
	Mt	Au g/t	koz	Mt	Au g/t	koz	Mt	Au g/t	koz	Mt	Au g/t	koz
Wassa OP	-	-	-	-	-	-	-	-	-	29.18	1.29	1,206
Wassa UG	5.90	4.45	843	18.96	3.55	2,162	24.85	3.76	3,005	16.20	3.89	2,027
Father Brown /Adoikrom UG	-	-	-	1.31	7.96	335	1.31	7.96	335	0.91	8.67	254
Regional OP	-	-	-	3.10	1.98	197	3.10	1.98	197	2.51	2.32	187
TOTAL	5.90	4.45	843	23.37	3.59	2,694	29.26	3.76	3,537	48.81	2.34	3,675

Table 1-3 Wassa Inferred Mineral Resource, as at 31 December 2020

	Inferred Mineral Resource at 31 December 2020			Inferred Mineral Resource at 31 December 2019
	Mt	Au g/t	koz	Mt	Au g/t	koz
Wassa OP	-	-	-	0.62	1.31	26
Wassa UG	70.50	3.39	7,689	58.82	3.75	7,097
Father Brown /Adoikrom UG	2.66	5.30	453	1.88	6.07	367
Regional OP	0.87	1.47	41	0.42	2.14	29
TOTAL	74.02	3.44	8,183	61.74	3.79	7,518

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

1.10	Mineral Reserve Estimate

The Mineral Reserve has been calculated with a cut-off grade of 1.9 g/t, which is below 2.4 g/t applied previously. The change has been driven by lower operating costs, achieved through increasing underground mining rates that have been sustained through 2019 and 2020 and validated by an assessment during 2020 which showed the optimal NPV for the Mineral Reserve will be achieved at a cut-off of 1.9 g/t and ore mining rate of 5,000 t/d (1.8 Mtpa).

Modifying factors are applied to stopes at 5.0% diluton and 96.1% recovery and 0.0% diluton and 100.0% recovery for development, which are based on actual performance to end-November 2020.

The Mineral Reserves have been prepared in accordance with the 2014 CIM Definition Standards and 2019 Best Practice Guidelines.

Material is included in the Mineral Reserve as follows:

•	The Mineral Reserve estimate complies with the requirements of National Instrument 43-101 and has been prepared and classified in accordance with the 2014 CIM Definition Standards and 2019 Best Practice Guideline.
•	The Mineral Reserve is reported at a cut-off grade of 1.9 g/t, calculated at a $1,300 /oz gold selling price;
•	Modifying factors are applied as 5.0% dilution and 96.1% recovery for stopes;
•	Material based on Measured Mineral Resources are reported as Proven Mineral Reserves;
•	Material based on Indicated Mineral Resources are reported as Probable Mineral Reserves;
•	Material based on Inferred Mineral Resources are excluded from Mineral Reserve;
•	Economic analysis of the Mineral Reserve demonstrates economic viability at $1,300 /oz gold price; and
•	All figures are rounded to reflect the relative accuracy of the estimate.

Table 1-4 Wassa Mineral Reserve, as at 31 December 2020

	Mineral Reserve, at 31 December 2020									Mineral Reserve at 31 December 2019
	Proven Reserve			Probable Reserve			Mineral Reserve
	Mt	Au g/t	koz	Mt	Au g/t	koz	Mt	Au g/t	koz	Mt	Au g/t	koz
UG, Panels 1 & 2	4.28	3.28	451	4.48	2.99	430	8.75	3.13	881	7.42	3.72	889
UG, Panel 3	-	-	-	2.06	2.94	195	2.06	2.94	195	-	-	-
Open Pit	-	-	-	-	-	-	-	-	-	9.92	1.57	500
Stockpiles	0.69	0.58	13	-	-	-	0.69	0.58	13	1.06	0.62	21
TOTAL	4.97	2.91	464	6.54	2.97	625	11.50	2.94	1,089	18.41	2.38	1,410
1.11	Mining Methods
1.11.1	Mine Design

Mining is by underground with trackless access by decline (1:7 gradient), operated by GSWL personnel. The method is long hole open stoping (LHOS), mostly with transverse uphole stopes, in 25 m lifts, mined top-down, in primary/secondary sequence. Stable unsupported stope heights are up to 100 m and stopes are mined to full orebody width.

The mine is divided into Panels, which reflect progressive stages of capital development. The Mineral Reserve includes Panels 1, 2 and 3, which lie between 150-650 m depth.

The December 2019 Mineral Reserve proposed to extract material below the B-Main and 242 pits by open pit methods. This has changed to underground extraction (Panel 3) based on trade off studies during 2020 which concluded underground extraction provided improved selectivity and reduced capital demand.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

Panels 1 and 2 contain Proven and Probable Mineral Reserve. Panel 3 contains only Probable Mineral Reserve, plus Inferred Mineral Resource which is excluded from the plan informing the Mineral Reserve.

Panels 1 and 3 leave 6-10 m intact rock pillars between stopes, with ad-hoc waste rock fill to enable pillar recovery or for simple waste disposal.

Panel 2 is planned for paste backfill. Primary stopes have been extracted, with voids awaiting commissioning of the paste fill plant in early 2021. Once primary stopes are filled, secondary stope extraction will commence. Stopes are up to 100 m high and are separated vertically by sill pillars which will be recovered after stopes above and below are extracted and filled.

Table 1-5 Wassa, mine design quantities for Mineral Reserve plan

		Panels 1-2 B-Shoot	Panel 3 B/F-Shoot	Panel 3 242
Ore Mined, by Panel	‘000 t	8,755	1,245	818
	g/t	3.13	2.71	3.30
	‘000 oz	881	109	87
Ore Mined, Total	‘000 t		10,818
	g/t		3.09
	‘000 oz		1,076
Development, Total	m		44,173
Dev’t Capital	m		20,392
Dev’t Operating	m		23,781
Vertical Development	m		2,776
Mined to Waste	‘000 t		2,469
Paste Backfill	‘000 m3		2,967

1.11.2	Geotechnical

Geotechnical assessments have been completed and the rock mass quality is classified Very Good, using Barton’s (Barton et al, 1974) classification and Geological Strength Index (GSI) rating systems.

In-situ stress measurements have been taken and mining induced seismicity is not expected to have an impact until mining approaches 1,000 m depth (Mineral Reserve is down to 650 m depth).

Geotechnical design for development has been done using Barton’s Q support classification and development excavations lie within Category 1, “No Support Required”, although and minimum standard pattern is applied, consisting of friction bolts and mesh to the back and upper walls of all headings.

Geotechnical design for stopes has been done using the Stability Graph method to determine the stable stope design geometry and stope geometries contained in Table 1-6.

Table 1-6 Stable stope dimensions for Mineral Reserve plan

Stope Dimension		Transverse Stope			Longitudinal Stope
		MIN	MAX	Design (m)	MIN	MAX	Design (m)
Height	m	25	100	100	<15	25	25
Strike Length	m	25	25	25	<60	70	70
Width across Strike	m	15	30	25	<15	15	15
Dip, end/side-walls		65°	65°	65°	65°	65°	65°

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

1.11.3	Ventilation

The ventilation network for Panels 1 and 2 is planned to provide 50 m3/s per working area for up to 9 working areas with total airflow of 590 m3/s.

Total airflow is currently 440 m3/s and will be increased to the design flows with addition of two new 5.5-6.0 m diameter shafts (one each for intake and exhaust) which are budgeted in 2021 and 2022. Both shafts will be located at the southern end of Panel 2.

The Panel 3 B-Shoot area will connect to the Panel 1 -2 network and will enable increase airflow with an additional exhaust raise planned to be collared in the saddle between the Main and South-east pits.

The Panel 3 242 area will be ventilated with an independent network incorporating an exhaust drive mined from the Main pit connecting to the 242 ramp which will have a portal in the 242 pit. Up to 190 m3/s will flow through the 242 ramp with fans placed in the exhaust adit portal.

1.11.4	Mining Schedule

Table 1-7 Mining schedule quantities for Mineral Reserve plan

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

Figure 1-1 Underground Production History and Mineral Reserve plan

1.11.5	Mobile Equipment

The current mobile equipment fleet will continue to be used and progressively move toward standardized machine types:

•	Development Jumbos: continue current twin-boom machine, nominally Sandvik DD421;
•	Production Drills: continue current 89-115 mm top-hammer, nominally Sandvik DL421;
•	UG Loaders: current mixed fleet of 18 t units, progress toward 21 t, nominally Sandvik LH621; and
•	UG Trucks: current fleet of 40 t units, progress toward 60 t machines, nominally Volvo A60H.

Table 1-8 Mobile fleet purchase schedule for Mineral Reserve plan

1.12	Recovery Methods

The Wassa processing plant is a conventional CIL plant with a four stage crushing circuit (p80 <8 mm) feeding two independent ball mills of 3 MW each (p80 <75 μm).

The grinding circuit includes gravity recovery by Knelson concentrators and intensive leach in an Acacia reactor. Cyclone underflow has cyanide and oxygen added prior to pumping to leach circuit via the in-line reactor pipeline. The CIL circuit consists of six stages of agitated leach with an residence time of 18-20 h at full capacity.

Loaded carbon is acid washed and stripped and gold is electrowon onto steel mesh prior to smelting to produce doré bars.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

Table 1-9 Processing schedule quantities for Mineral Reserve plan

Figure 1-2 Processing Production History and Mineral Reserve plan

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

Figure 1-3 Gold Production History and Mineral Reserve plan

1.13	Infrastructure

Surface infrastructure to support the mining and processing operations is in place and includes:

•	Access roads;
•	Electrical power supply – access to grid, on-site generation and site distribution;
•	Waste storage areas and open pit water storage areas, including water diversion structures;
•	Main exhaust fans for underground ventilation;
•	Processing facilities for processing up to 2.7 Mtpa;
•	4,000 tpd paste plant, recently completed;
•	2 Tailings Storage Facilities (TSF) – TSF 1 is being revegetated and TSF 2 is active;
•	Maintenance workshops and site electrical distribution infrastructure;
•	Site administration buildings; and
•	Accommodation camp.

The mining and processing of the Mineral Reserve does not require any major upgrades to the site surface infrastructure, other than for the ventilation outlined in Section 0.

TSF design capacity exceeds requirements for the Mineral Reserve plan, without accounting for tails which will be used for paste backfill.

The design of TSF 2 meets the requirements of the Minerals and Mining (Health, Safety and Technical) Regulations, 2012 (L.I. 2182) and takes due consideration of the recommendations of the International Committee on Large Dams (ICOLD), the Australian Committee on Large Dams (1999) and the Canadian Dam Association guidelines (2007).

The minimum Factor of Safety (FOS) values calculated for all conditions on both the downstream and upstream slopes which were found to meet, and in some conditions exceed, the Minerals and Mining (Health, Safety and Technical) Regulations, 2012 (L.I. 2182) requirements for factors of safety.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

1.14	Environmental Studies, Permitting and Social or Community Impact

There is a successful history of permitting, environmental and social risk management at Wassa

1.14.1	Sustainability

GSR supports, is subject to and / or incorporates enhanced disclosure on a range of international requirements including:

•	Human Rights, via the UN Sustainable Development Goals
•	Anti-Corruption, through Ghana’s designation as Extractive Industries Transparency Initiative compliant
•	Voluntary codes, including International Cyanide Management Code certification; Responsible Gold Standard and the Responsible Gold Mining Principles
•	Resettlement, land acquisition and compensation, through conforming to the International Finance Corporations’ Performance Standard 5 on Land Acquisition and Involuntary Resettlement.

There are corporate assurance processes in place, including independent reviews, audit and/or validation to ensure conformance with the codes and standards.

1.14.2	Environmental Considerations

The first Environmental Certificate for Wassa (and all other managed concessions) was received in September 2006 and is maintained in good standing with submission of and Environmental Management Plan (EMP) every three years, with the most recent Environmental Certificate issued in 2020.

The EMP is supported by:

•	Surface water management, with an emphasis on diversion to minimize contact water.
•	Hydrogeology, which concluded in 2016 and 2019 that expected drawdown will not have significant impact on community ground water boreholes.
•	Geochemistry: analysis has consistently shown ore and waste lithologies, are generally not acid generating (NAG) which is validated by over two decades of mining.
•	Water Quality:
o	Surface water in vicinity of the open pits, conforms to the EPA Effluent Quality Guidelines;
o	Underground drainage studies indicate that water quality guidelines be met with discharges predicted to be generally neutral to alkaline with low concentrations of TDS, sulphate and metals. This is validated by routine sampling results.
•	Air Quality is routinely monitored and an array of dust suppression mitigations are employed during dry season conditions.
•	Noise is routinely monitored at neighbouring villages and results show noise emanations are not the result of Wassa activity.
•	Vibration has been modelled and results conform to regulatory limits, which has been validated by monitoring results.
•	Biodiversity surveys have been conducted for baseline establishment and measuring impacts.
o	Flora: Species of conservation significance are actively propagated for revegetation use and areas identified to host quality unprotected remnant forest are specifically avoided;
o	Fauna: A 1996 study found no species of small mammal, bats, birds, herpetofauna, or amphibians of outstanding conservation merit. Several species of large mammal with conservation significance were located but observation required traversing over 10 km into a Forest Reserve to observe, likely due to high hunting pressures and impacts of logging.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

1.14.3	Social Considerations

The main areas of focus for socio-economic improvement are: health, education, electricity and water supply, and livelihood opportunities. Social investment initiatives include:

•	Golden Star Development Foundation: GSR’s main partnership vehicle to implement a variety of community development projects and programs.
•	Golden Star Oil Palm Plantation: GSOPP is a community-based oil palm plantation company established in 2006 as a non-profit subsidiary of GSR.
•	Capacity Building and Livelihood Enhancement: The Golden Star Skills Training and Employability Program (GSSTEP) provides skills training in non-mining sectors, increasing economic diversity.
•	Local Procurement: The GSWL MOU on Local Employment and Contracts builds on the history of building local procurement capacity around Wassa.

Unauthorized small-scale mining (galamsey) occurs on and around the Wassa leases. In addition to the initiatives above, GSWL conducts engagement programs and collaborates with the Minerals Commission, legal small-scale mining associations and community organizations to cede areas of concessions to facilitate legal small-scale mining, along with appropriate security around active mining areas. With this approach, GSR has the opinion that galamsey around Wassa has little potential to impact current or future operations.

1.14.4	Closure Planning

Closure concepts and provisional plans are required for permitting and updated three-yearly in the EMP.

The Asset Retirement Obligation estimate is $19.83 M and Practical Closure is estimated at $14.31 M.

1.15	Capital and Operating Costs

Capital and operating cost estimates apply the following bases:

•	All costs are in US$ for both historic actuals and forward looking expenditures. Majority of costs (including local Ghana) are aligned to US$, negating the effect of exchange rates.
•	Expenditures aligned to physical schedules over the life of the project.
•	Forward estimates calibrated to 2020 actual spend (Jan-Dec 2020).
1.15.1	Capital Costs

Capital costs have been classified into growth (to expand or increase capacity of the operation from the current established base) and sustaining (sustain the established base) capital.

Table 1-10 Capital Cost Summary for Mineral Reserve plan

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

1.15.2	Operating Costs

Operating costs have been estimated as follows:

•	Analysis of 2020 actual spend;
•	Analysis of share of fixed and variable cost for each activity, at the cost element level (eg: fuel, labour, consumables);
•	Calculation of periodic spend, driven by scheduled units of a physical activity; and
•	Review of step change fixed costs where higher physical rates are planned.

Table 1-11 Cost Estimate, Operating for Mineral Reserve plan

Table 1-12 Operating Cost Summary for Mineral Reserve plan

1.16	Economic Analysis

The Mineral Reserve has been valued using discounted cash flows to determine NPV, as at 31 December 2020. It shows positive cash flow at the $1300 /oz reserve selling price and supports declaration of a Mineral Reserve.

For the Mineral Reserve:

•	Growth Capital: $47.7 M;
•	Development Duration: nil (in production);
•	Production Phase Life: 6 years (2021-2026);
•	Production Phase Rate: 171 koz/yr;
•	All-in Sustaining Cost: $881 /oz; and
•	After-tax NPV5%:
o	Base Case ($1,300 /oz): $121.2 M (100% basis)
o	Consensus Case (av $1,751 /oz): $335.6 M (100% basis)

(Consensus of 27 banks and financial institutions, as at the end of January 2021)

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

1.17	Preliminary Economic Assessment of the Southern Extension Zone

The PEA is entirely based on an Inferred Mineral Resource and there is no certainty that further geological drilling will result in the determination of higher Mineral Resource classification, nor that production and financial outcomes will be realized. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

The PEA of the Southern Extension zone has been completed with the following limits and scope:

•	Inferred Mineral Resource south of 19,240 mN;
•	Scoping level mining study:
o	Mining method selection and methodology;
o	Stope optimization;
o	Mine design to determine development quantities which inform cost estimate;
o	Ventilation design and modelling;
o	Simulation of truck haulage to validate production rate;
o	Definition drilling strategy;
o	Preliminary scheduling;
•	Review of metallurgical test work and processing capacity;
•	Review of permitting requirements;
•	Estimation of capital and operating cost; and
•	Economic analysis.

The PEA shows the Southern Extension project is potentially economically viable with an after-tax NPV at 5% discount rate, of $ 783.5M (100% Basis).

•	Growth Capital: $228.8 M;
•	Development Duration: 6 years (Y1-Y6);
•	Production Phase Life: 11 years (Y7-Y17);
•	Production Phase Rate: 294 koz/yr;
•	All-in Sustaining Cost: $778 /oz; and
•	After-tax NPV5%:
o	Base Case ($1,300 /oz): $452.2 M (100% basis)
o	Consensus Case ($1,585 /oz): $783.5 M (100% basis)

Conversion risk of the Inferred Mineral Resource has been addressed through application of cut-off grades and modifying factors in the different mining panels. 54% of metal is included in the PEA inventory for Panels 4 and 5 where there is more definition drilling and the inclusion factor decreases to 48% for the deeper panels 7 and 8 where definition drilling is more widely spaced.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

Table 1-13 Conversion of Inferred Mineral Resource to PEA inventory

	Units	Panel 4	Panel 5	Panel 6	Panel 7	Panel 8	Total
Inferred Mineral Resource, in-situ	Mt	7.8	11.5	8.6	19.6	18.6	66
	Au g/t	3.0	3.1	2.7	4.0	3.6	3.4
	Moz	0.76	1.14	0.74	2.52	2.14	7.3
PEA Inventory	Mt	4.1	5.5	3.1	9.4	7.8	30
	Au g/t	3.3	3.5	3.7	4.3	3.8	3.8
	Moz	0.42	0.61	0.37	1.31	0.94	3.6
Conversion to PEA Inventory	%Moz	54%		49%	48%		50%
Cut-off Grade	Au g/t	2.3 g/t		2.9 g/t			-
Modifying Factors, Stopes		7.5% Dilution 95.0% Recovery			13.0% Dilution 75.0% Recovery		-

Figure 1-4 Processing schedule for Southern Extension PEA

Figure 1-5 Gold Production Schedule for Southern Extension PEA

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

Realization of the production schedule from the PEA carries a number of risks in addition to those defined in Section 1.18.2.

•	Geology:

The primary risk is that the PEA is based on an Inferred Mineral Resource. As further definition drilling is completed, current interpretations and estimates of geological continuity, gold grade, and mineralization volumes may not be realized.

•	Mining:

The PEA is based on a scoping level study and assumes increased productivity rates which are planned but not yet achieved. The main risks to achieving the PEA outcomes are that geotechnical conditions result in slower production and if operations are unable to achieve development advance and stope turnover rates.

•	Processing:

Limited metallurgical test work has been completed for the PEA mining area. Results generally suggest processing will be consistent with current operations, but there is minor variability and further test work may identify that planned recoveries and throughput rates may not be achieved.

•	Capital and Operating Costs:

The PEA is based on a scoping level study and with further studies, capital and operating costs, which are based on current costs and increased productivity, may increase.

There are a number of opportunities specific to the PEA plan as studies progress.

•	Geology:

The Inferred Mineral Resource which informs the PEA is open to the north, south and up and down-dip. Should further drilling increase the defined mineralization, project life and production rates may be increased. Further drilling may also confirm the materially higher grades and mineralization continuity in the deeper Panels 7-8 so that less conservative modifying factors can be applied.

•	Mining:

Stope size and level intervals are consistent with current operations and may be increased as studies progress, which would reduce development quantities and cost. Haulage optimization studies and emerging electrification technology may confirm an alternative to the planned diesel truck system which would result in reduced costs (mostly ventilation) and emissions.

1.18	Conclusions and Interpretations
1.18.1	Conclusions

The following interpretations and conclusions are made by the Qualified Persons in their respective areas of expertise, based on the review of data contained in this Technical Report.

•	Mineral Titles and Agreements, Surface Rights, Royalties and Encumberances:

The required mineral titles, surface and access rights, permits and approvals exist and are in good standing required to support ongoing operations.

There is a 5% royalty on gross revenue payable to the Government of Ghana.

There is a two-tier gold stream to Royal Gold Inc. and royalty payments and tax to government are payable prior to the stream payments.

•	Exploration, Driling and Data Collection:

The following are appropriate to support estimation of Mineral Resources and Mineral Reserves:

o	Understanding of the geological setting, lithologies and structural and alteration controls on the mineralization;
o	Exploration programs completed to date;

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

o	Sampling methods used to collect raw data;
o	Sample preparation, analysis and security;
o	Quantity and quality of the lithological, structural, collar and down-hole survey data collected during drilling programs; and
o	QA/QC programs to address issues of precision and accuracy.
•	Metallurgical Test Work

Test work programs have been completed which are reflective of processing plant performance and used samples which reasonably represent the plant feed scheduled in the Mineral Reserve plan.

No significant metallurgical issues were identified and this has been validated by actual plant performance.

•	Mineral Resource Estimates

Mineral Resources are estimated as:

o	Measured and Indicated Mineral Resource: 29.3 Mt at 3.76 g/t, containing 3.54 Moz; and
o	Inferred Mineral Resource: 74.0 Mt at 3.44 g/t, containing 8.18 Moz.

The Mineral Resources have been prepared in accordance with the 2014 CIM Definition Standards and 2019 Best Practice Guideline. Mining is assumed by underground methods at Wassa and Hwini Butre, and open pit methods at all other locations.

Mineral Resources have a reasonable chances for of eventual economic extraction, with estimates constrained as follows, assuming $1,500 /oz gold selling price:

o	Open Pit: constrained by open pit optimization shell based on a $1,500 /oz gold selling price and cut-off grade (0.55 g/t); and
o	Underground: constrained by cut-off grade (1.4 g/t).
•	Mineral Reserve Estimate

Proven and Probable Mineral Reserves are estimated as 11.5 Mt at 2.94 g/t, containing 1.09 Moz.

The Mineral Reserves have been prepared in accordance with the 2014 CIM Definition Standards and 2019 Best Practice Guidelines. Mining will be by underground long hole open stoping. The former open pit component of the Mineral Reserve has been replaced by underground extraction.

Mineral Reserves are supported by a positive economic test assuming $1,300 /oz gold selling price.

•	Mining Methods

The mine plan and schedule use:

o	Conventional underground mining practices and equipment to carry out long hole open stoping, consistent with currently employed techniques;
o	Demonstrated mining rates based on recent development and stoping performance;

The mine plan includes appropriate consideration of:

o	Geotechnical conditions;
o	Stope modifying factors;
o	Mine ventilation;
o	Mine dewatering;
o	Scheduling interactions and rates; and
o	Mobile fleet capacities.

The introduction of paste fill will require integrating into the stope cycle sequence to enable secondary stoping to commence.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

•	Recovery Methods

Recovery methods in the processing plant and forward recovery assumptions (average 94.1%) are supported by test work and plant history.

The processing plant capacity exceeds mine production in all years for the Mineral Reserve plan.

•	Environmental, Permitting and Social Considerations

All required environmental and social regulatory requirements to support ongoing operations are in place and maintained in good standing.

GSR complies with international requirements on environmental and conservation, human rights, and anti-corruption. It has adopted voluntary international codes on corporate responsibility in the areas of cyanide management, TSF design, responsible gold mining and resettlement.

GSWL has posted and periodically updates its reclamation bond ($13.7 M at end of 2020).

For environmental impacts, appropriate studies and surveys have been completed, design features and management practices are established and monitoring programmes are in place for:

o	Water quality;
o	Air quality;
o	Noise and vibration; and
o	Biodiversity.

GSR supports a number of community and social initiatives:

o	Golden Star Development Foundation (community and social development projects);
o	Golden Star Oil Palm Plantation (agribusiness sponsored by GSR which aims to become self-supporting); and
o	Capacity building and livelihood enhancement (skills training, local procurement)

These initiatives proactively aim to build capacity and diversify the economy of local communities as well as reduce uptake of small-scale illegal mining.

•	Capital and Operating Costs

Capital and operating costs have been estimated based on actual 2020 activity costs and 2021 budget costs, projected through the mine plan.

o	The growth capital cost for the life of mine is $47.7 M; and
o	The sustaining capital cost for the life of mine is $136.5 M.

Unit production costs estimated for the Mineral Reserve are:

o	Direct operating cost: $669 /oz;
o	All-in sustaining cost: $902 /oz; and
o	All-in cost: $964 /oz.
•	Economic Analysis of the Mineral Reserve

An economic analysis to support the declared Mineral Reserve was prepared. Using the assumptions outlined in this Technical Report, the operations show a positive cash flow at the $1300 /oz reserve selling price and support the declaration of a Mineral Reserve.

o	Growth Capital: $47.7 M;
o	Development Duration: nil (in production);
o	Production Phase: 6 years, averaging 171 koz/yr;
o	All-in Sustaining Cost: $941 /oz; and
o	After-tax NPV5%:
▪	Base Case ($1,300 /oz): $117.3 M (100% basis)

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

▪	Consensus Case (av $1,751 /oz): $331.7 M (100% basis)
1.18.2	Risks

Realization of the production schedule from the Mineral Reserve carries a number of risks.

•	Geology:

Tightly spaced definition drilling is required which, if not completed sufficiently ahead of production could cause production delays or unexpected grade outcomes and negatively impact production and cash flow.

•	Mining:

Delivery of the Mineral Reserve plan requires maintaining current productivity for development and stoping activities. Geotechnical conditions are currently very good, but ongoing review and management is required to ensure adverse geotechnical results do not adversely impact production and cash flow.

•	Processing:

No material processing risks were identified for the Mineral Reserve.

•	Infrastructure:

Delays to commissioning and/or achieving design capacity of the paste backfill plant and mining system will adversely impact production. The intake and return ventilation shafts are not yet geotechnically assessed and adverse findings may add cost and/or time to complete the upgrade, impacting production rates and cash flow.

•	Capital and Operating Costs:

Capital and operating costs may significantly increase, particularly if productivity assumptions are not met or there are adverse movements of major cost components (eg: labour, energy).

•	Environmental and Social:

Delivery of the Mineral Reserve plan requires access to personnel outside the local communities and this may be impacted by both regional (competition, security) and global (pandemic, transport) factors. Additionally, modernization of practices and technology may reduce reliance on un/semi-skilled labour, limiting accessibility to jobs for local community members, which may adversely impact community support and/or increase artisanal mining around Wassa with commensurate negative outcomes for closure costs and reputation.

1.18.3	Opportunities

A number of opportunities have been identified with potential to add value to the Mineral Reserve plan.

•	Mineral Resource:

Upside potential exists for the Mineral Resource from definition drilling to upgrade the large Inferred Mineral Resource which is the Southern Extension zone and various targets to grow the defined mineralisation which are not yet tested.

•	Productivity and Mine Design:

Mining practices could deliver improved cost and productivity outcomes through application of technology, geotechnical design optimization and improvements to the paste backfill system after it reaches steady-state operation.

•	Sustainability:

Identified opportunities exist for emissions reduction (electrification, haulage optimization and application of renewables), water (efficiency and quality preservation) and energy efficiency (comminution optimization).

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

1.19	Recommendations

Based on the positive results of the technical and economic analysis of the Mineral Reserve of the Wassa gold mine, the following actions are recommended:

•	Continue definition drilling to support production in Panels 1 and 2 and increase geological confidence in Panel 3;
•	Complete drilling programs with potential to increase the defined mineralization (main Wassa orebody, local soil sampling anomalies and regional including Father Brown/Adoikrom UG).
•	Continue extraction of the Mineral Reserve by underground methods, at the optimized cut-off grade of 1.9 g/t and transition the upper areas previously planned for open pit mining, to more selective underground extraction to improve margins and bring forward production;
•	Continue delivery of major capital projects (paste backfill plant and system, ventilation upgrade with two new shafts to surface, development of Panel 3 underground);
•	Continue processing using CIL treatment in the Wassa processing plant;
•	Continue current governance practices to ensure ongoing statutory compliance and license to operate is maintained, including management systems, social investment programs and corporate responsibility programs; and
•	Investigate potential to expedite stoping from the Panel 3 (242 and B-Shoot).

For the Inferred Mineral Resource in the Southern Extension Zone, based on the positive results of the preliminary economic assessment, the risks and opportunities identified, and conclusions made, the following actions are recommended to progress the project:

•	Continue definition drilling to increase geological confidence to enable upgrading classification of the Inferred Mineral Resource for Panels 4 and 5;
•	Commence technical studies to feasibility study level for the disciplines of metallurgy, geotechnics, ventilation and mine design;
•	Complete option and trade-off studies to optimize the project plan, including assessment of alternative haulage options (eg: shaft, conveyor), equipment selection (eg: semi/full automation, battery electric) and mine design (level interval);
•	Conduct trials in the current operation to validate the proposed stoping methodology in Panels 4-8;
•	Investigate electrification and renewable energy options to reduce emissions;
•	Complete site water balance model and assess opportunities to improve water efficiency and reduce discharged contaminants; and
•	Review crushing and grinding circuit to optimize comminution efficiency.

The progressive development plan proposed for the Southern Extension zone has the project being developed in three major phases of definition drilling and capital investment.

•	Panels 4 and 5: Resource development drilling in progress and studies planned to inform and investment decision at the end of project year 2 (Y2).
•	Panels 6 and 7: Resource development drilling in Y6-7, decline development starting Y6 and stope production in Y8.
•	Panel 8: Resource development drilling in Y10, decline development starting Y10 and stope production in Y12.

The project execution plan for progressing to production from the Southern Extension zone outlines the activities for only the first phase (Panels 4 and 5) to reach an investment decision with a feasibility level study and the potential timeframe to production. The estimated cost to deliver the feasibility study is $14.0 M, which is mostly for definition drilling ($13.2 M).

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

Figure 1-6 Project Execution Plan, Southern Extension Panels 4 and 5

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

2	Introduction
2.1	Terms of Reference

This Technical Report has been prepared to meet the requirements defined by Form 43-101F1, by and for Golden Star Resources, describing the Wassa gold mine in Ghana. The report provides updated information on the currently operating mine, including an updated Mineral Resource and Mineral Reserve estimate.

The Report also contains the summary of a Preliminary Economic Assessment (PEA) completed in support of the potential expansion of the underground mine to extract the Inferred Mineral Resource in the Southern Extension zone (2020 PEA).

The PEA has been prepared within the following framework:

•	Underground mining rate increased to fully utilise the installed processing capacity (2.7 Mtpa);
•	Production schedules to appropriately consider conversion risk of the Inferred Mineral Resource;
•	Methodologies and design quantities based on proven, currently available technologies;
•	Costs to reflect current operational experience; and
•	Minimise capital demand needed to establish full production.

The intent of the framework is to present a deliverable PEA plan which can be executed with GSR’s current operational and financing capacity. Potential enhancements outside this framework are presented as opportunities outside of the PEA outcomes and can be investigated as part of the forward work plan.

The 2020 PEA has no impact on the Mineral Reserves, nor on the key assumptions and parameters supporting the Mineral Reserves. The Mineral Reserves are current, valid and do not rely on any of the assumptions made in the 2020 PEA.

The 2020 PEA is conceptual and outlines a mining inventory which is entirely based on an Inferred Mineral Resource. Inferred is the lowest level of confidence for a Mineral Resource and there is no certainty that further geological drilling will result in the determination of higher Mineral Resource classification, nor that production and financial outcomes will be realized. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

The Mineral Resources and Mineral Reserves have been prepared in accordance with CIM Definition Standards for Mineral Resources and Mineral Reserves, adopted by the CIM Council on May 10, 2014, and the CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines, adopted by CIM Council on November 29, 2019.

References within this report to “GSR” include Golden Star Resources (GSR) and Golden Star Wassa Limited (GWSL) as the context requires.

Golden Star is a Canadian federally-incorporated international gold mining and exploration company, producing gold in Ghana, West Africa. This report has been prepared to satisfy GSR’s obligations as a reporting issuer in Canada.

Units used in the report are metric units unless otherwise stated. Monetary units are in United States dollars (US$) unless otherwise stated.

2.2	Wassa Gold Mine

The Wassa Gold Mine is located near the village of Akyempim in the Wassa East District, in the Western Region of Ghana. It is 80 km north of Cape Coast and 150 km west of the capital Accra. The property lies between latitudes 5°25’ and 5°30’ north and between longitudes 1°42’ and 1°46’ east. GSWL owns the rights to mine the Wassa, Benso and Hwini Butre concessions. GSR owns a 90% interest in and manages GSWL with the Government of Ghana owning the remaining 10%.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

2.3	Principal Sources of Information

This Technical Report was prepared by GSR. Information for the report was based on published material, as well as data, professional opinions, and unpublished material from work completed by GSR. It includes information provided by and discussions with third party contractors and consultants engaged by GSR. Section 27 contains the list of reports and documents used in preparation of this report.

Major contributions by contractors and consultants have been reviewed and approved by QP’s as follows:

•	Environmental impact assessment studies undertaken by Golder Associates (Ghana and South Africa);
•	Geological modelling:
o	Long-range model resource estimate prepared by SRK (Toronto);
o	Short-range model wireframe and resource estimate prepared by SRK (Moscow).
•	Geotechnical assessment prepared by OreTeck Mining Solutions (Australia);
•	Metallurgy and Processing assessment prepared by MineScope Services (Australia);
•	Mine Ventilation assessment prepared by SRK (US);
•	Tailings storage facility design and geotechnical assessments by Knight Piésold Ghana (the engineer of record); and
•	Paste backfill studies carried out by Outotec (Canada) Ltd.
2.4	Qualified Persons

Matt Varvari (not independent) is the Qualified Person (QP) responsible for overall project management of the Technical Report and specifically, Sections 1-3, 6, 13, 15-19 and 21-27 of this report. They are a Fellow of the Australasian Institute of Mining and Metallurgy and have the required qualifications and experience to act as a QP. Matt is based in London, UK and is employed full-time by GSR as Vice President Technical Services.

S. Mitchel Wasel (not independent) is the QP responsible for Sections 7-12 and 14 of this report. They are a Chartered Professional of the Australasian Institute of Mining and Metallurgy and have the required qualifications and experience to act as a QP. Mitch is based in Takoradi, Ghana and is employed full-time by GSR as Vice President Exploration.

Philipa Varris (not independent) is the QP responsible for Sections 4, 5 and 20 of this report. They are a Chartered Professional of the Australasian Institute of Mining and Metallurgy and have the required qualifications and experience to act as a QP. Philipa is based in London, UK and is employed by GSR as Executive Vice President and Head of Sustainability.

All QP’s have conducted sufficient visits to Wassa site, as detailed in Table 2-1.

Table 2-1 Qualified persons and site visits

2.5	Effective Dates
•	Effective date of the Wassa Mineral Resource: 31 December 2020

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

•	Effective date of the Wassa Mineral Reserve: 31 December 2020
•	Effective date of the Economic Analysis for the Mineral Reserve: 31 December 2020
•	Effective date of the Preliminary Economic Assessment: 31 December 2020
2.6	Previous Technical Report

Golden Star Resources filed the following Technical Report on Wassa with an effective date of 31 December 2018:

•	Raffield, M., Wasel, M. and Varris, P. NI 43-101 Technical Report on Resources and Reserves, Golden Star Resources, Wassa Gold Mine, Ghana

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

3	Reliance on Other Experts

In the preparation of this Technical Report, the qualified persons in specific instances relied on studies, reports, opinions or statements of experts who are not qualified persons. These include:

•	Environmental impact assessment studies:
o	“Golden Star (Wassa) Limited; Updated Tailings Storage Facility (TSF) 2 Project Environmental Impact Statement”. Prepared by Golder Associates, November 2016, regarding environmental impacts as reported in Section 18 and 20.
o	“Golden Star (Wassa) Limited; Tailings Storage Facility (TSF) 2 Project Environmental Impact Statement”. Prepared by Geosystems Consulting, February 2012, regarding environmental impacts as reported in Section 18 and 20.
o	“Wassa Expansion Project Environmental Impact Statement”. Prepared by Geosystems Consulting, September 2015, regarding environmental impacts as reported in Section 18 and 20.
o	“Environmental Impact Statement for the Wassa Project”. Prepared by Wexford Goldfields Limited (WGL), 2004, regarding environmental impacts as reported in Section 20.
o	“The Wassa Project Environmental Impact Statement”. Prepared by Scott Wilson, 2004, regarding environmental impacts as reported in Section 20.
o	“Satellite Goldfields Limited, Wassa Gold Project, Environmental Baseline Study”. Prepared by SGS Laboratory Services (Ghana) Limited, November 1996, regarding environmental baseline as reported in Section 20.
•	“Final GSR Mining Title Opinion”. Prepared by REM Law Consultancy (Accra), February 2021, regarding the good standing of the Wassa, Benso and Hwini Butre mining leases as reported in Section 4.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

4	Property Description and Location
4.1	Location of Mineral Concessions

The Wassa Mine is located near the village of Akyempim in the Wassa East District in the Western Region of Ghana, approximately 80 km north of Cape Coast and 150 km west of the capital, Accra. It lies between latitudes 5°25’ and 5°30’ N and longitudes 1°42’ and 1°46’ E. The location of the Wassa Mine is shown in Figure 1-1.

The Wassa Mine is operated under the Wassa mining lease which was issued on September 17, 1992. The total surface area of the Wassa Mining Lease is 5,289 Ha, with approximately 595 Ha of disturbance from GSWL’s activities. GSWL has applied for a reshape of the concession boundary to comply with recent changes to cadastre grid requirements by the Minerals Commission, which will modify the total area of the concession to 6,496 ha.

Figure 4-1 Wassa Mine Location in Ghana, West Africa (United Nations, 2018)

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

In addition to the Wassa mining lease, GSWL holds the Hwini Butre and Benso mining leases, and several prospecting licences in the Western Region of Ghana. GSWL’s mineral properties are shown in Figure 4-2.

Figure 4-2 Wassa Mine Location in Ghana, West Africa (GSR, 2021)

Figure 4-3 shows the locations of GSWL’s mineral concessions and operations:

•	Wassa mining lease: Wassa is an operating underground gold mine comprising the following mineralization domains: F Shoot, 419, B Shoot, 242, Starter, South-East, Mid-East and Dead Man’s Hill. SAK comprises several deposits to the west.
•	Benso mining lease: comprising the Subriso East, Subriso West, G-Zone, C-Zone and I-Zone deposits.
•	Hwini Butre mining lease: comprising the Father Brown, Adoikrom and Dabokrom deposits.
•	Benso (Chichiwelli) exploration property: comprising two mineralized zones, Chichiwelli West and Chichiwelli East.
•	Manso exploration property: located east of Benso and Hwini Butre.

The properties and leases are spread along a trend of approximately 80 km southwest of the Wassa mine. There are sufficient access and surface rights for GSWL’s operations.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

Legend
Concession boundary
Forest Reserve
GSR Haul Road
Public Road/Railway
River
Major Deposit
600,000 mE
610,000 mE
620,000 mE
630,000 mE
640,000 mE
650,000 mE
610,000 mN
600,000 mN
590,000 mN
580,000 mN
570,000 mN
560,000 mN
550,000 mN
540,000 mN
530,000 mN
Damang
Wassa ML
Wassa
Dwaben Safric
Huni-Valley
Abosso
Tarkwa
Benso (Chichiwelli PL)
Iduapriem
Benso
Benso ML
Bensaso
Benso (Amantin PL)
Manso 2 PL
Bamiankor jnc.
Hwini-Butre ML
Manso 1 PL
Nzema
Father Brown
Mpohor
SEKONDI
TAKORADI
Abura PL
Agona
Apowa
Axim
Princess Town
Dixcove
Gulf of Guinea
10km
WGS84 30N
1:250000
590,000 mE

Figure 4-3 Location of operations and infrastructure and concession boundaries (GSR, 2021)

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

4.2	Mineral Rights

The Constitution of Ghana vests title in every mineral in its natural state to the Government of Ghana. The exercise of any mineral right in Ghana requires an appropriate mineral title to be issued by the Government of Ghana acting through the Minister responsible for Lands and Natural Resources. The Minister of Lands and Natural Resources administers, promotes and regulates Ghana’s mineral wealth through the Minerals Commission, a governmental organization designed in accordance with the Minerals Commission Act 1993 and the Minerals and Mining Act, 2006 Act 703 (Minerals and Mining Act).

A person must apply to the Minerals Commission and be granted a mineral right by the Minister of Lands and Natural Resources before they can search, survey, prospect, explore or mine for a mineral anywhere in Ghana. There are different types of licenses (namely, reconnaissance and prospecting licenses, and mining leases) for the different mining activities. Each type of licence details the activities that are permitted.

The Government of Ghana holds a 10% free-carried interest in all companies holding mining leases. The 10% free-carried interest entitles the Government to a pro-rata share of future dividends. The Government has no obligation to contribute development capital or operating expenses.

Table 4-1 sets out the mineral rights held by GSWL (or those in which GSWL has an interest). GSR will from time to time seek a title opinion from its legal counsel in Ghana to confirm its title in its material mineral properties, and the good standing of the underlying mineral rights.

Table 4-1 Mineral rights held by GSWL

Name	Type of Mineral right	No.	Issuing Authority	Issue Date	Expiry Date	Surface Area	Third-Part Ownership	Comments
Wassa	Mining Lease	LVB 87618/94	Minerals Commission	17/09/1992	16/09/2022	52.89 km2	Government of Ghana holds a 10% free-carried interest
Benso	Mining Lease	LVDGAST 37993462020	Minerals Commission	25/08/2020	24/08/2031	19.45 km2	Government of Ghana holds a 10% free-carried interest
Hwini Butre	Mining Lease	LVDGAST 38000372020	Minerals Commission	25/08/2020	24/08/2031	43 km2	Government of Ghana holds a 10% free-carried interest
Dwaben (Safric)	Reconnaissance Licence	LVB1624/06	Minerals Commission	02/02/2006	(expired in 2020)	26.92 km2		Application to convert reconnaissance licence to prospecting licence submitted to the Minerals Commission in November 2020
Benso (Chichiwelli)	Prospecting Licence	PL.2/1550	Minerals Commission	27/09/2007	-	22.46 km2		Notice of grant of extension of prospecting licence issued by the Minerals Commission in January 2020
Abura	Abura Prospecting Licence	PL 2/135	Minerals Commission	13/12/2018	12/12/2021	65.10 km2	Subject to option agreement with Bowden Gold Resources Limited
Manso 1	Prospecting Licence	PL 2/378	Minerals Commission	10/01/2005	-	101.6 km2		Application to renew prospecting licence submitted to the Minerals Commission in August 2020
Manso 2	Prospecting Licence	PL 2/337	Minerals Commission	07/09/2007	-	21.38 km2	Subject to option agreement with Pacific Mining Limited	Application to renew prospecting licence submitted to the Minerals Commission in September 2020

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

The Wassa Mine sits within the Wassa mining lease which comprises an area of 52.89 km2 lying to the north and south of latitudes 5°25’ and 5°30’, respectively and bounded to the east and west by longitudes 1°42’ and 1°46’, respectively.

The Wassa mining lease was entered between the Government of Ghana and Satellite Goldfields Limited (SGL) on September 17, 1992 for a term of 30 years, renewable. In 2002, the mining lease was assigned by SGL to GSWL with the written consent of the Government of Ghana. GSWL is the registered legal and beneficial holder of the Wassa mining lease. The Government of Ghana holds 10% of GSWL share capital.

4.3	Royalties and Other Payments; Encumbrances

GSWL pays to the Government of Ghana within thirty days from the end of each quarter a royalty at a rate of 5% determined based on the total revenue of minerals produced during the quarter. This royalty is payable prior to any adjustments from the Royal Gold stream (see below). Royalties are paid through the Commissioner of Internal Revenue.

Payment of annual ground rent is made to the owner of the land except in the case of annual ground rent in respect of mineral rights over stool lands, which are paid to the Office of the Administrator of Stool Lands. A holder of a mineral right must also pay to the Minerals Commission an annual mineral right fee determined based on the type of tenure. GSWL pays annual ground rate and annual fees in relation to all the mineral rights it holds.

GSR is party to a gold purchase and sale agreement with Royal Gold, Inc. through its wholly owned subsidiary RGLD Gold AG (RGLD). The agreement was initiated on 6 May 2015, amended on 29 Jun 2018, 17 October 2019 and most recently 30 September 2020. The stream covers all gold produced within GSWL’s mineral concessions and requires GSR to deliver according to two tiers:

•	Tier 1: 10.5% of all production to RGLD at a cash purchase price of 20% of spot gold until 240,000 ounces have been delivered; and
•	Tier 2: thereafter, to deliver 5.5% of all production to RGLD at a cash purchase price of 30% of spot gold.

Pursuant to the terms of the gold sale and purchase agreement, GSR is restricted from granting encumbrances on the Wassa gold project without RGLD’s consent. In 2019, GSR entered into a credit facility agreement with Macquarie Bank Limited pursuant to which GSWL’s mineral rights were, with the approval of the Minister of Lands and Natural Resources and RGLD, encumbered to secure the repayment of the loan.

At the end of December 2020, the remaining balance of the Tier 1 stream was 120,003 oz. The stream is treated as a revenue adjustment.

4.4	Historic Environmental Liability and Indemnity

The Wassa operations were permitted under an environmental impact assessment developed for SGL in 1998. At commencement, Wassa was a heap leach operation fed by the Main pits complex comprising the interconnected South-East, 242, B-Shoot, F-Shoot, South, Main South, and 419 pits. The predominant liabilities of the original SGL operations, including heap leach area and waste dumps, have since been fully encompassed by the GSWL operations.

In 2002, GSR purchased certain assets of SGL and liabilities for the operations transferred. In 2005, GSR acquired St. Jude Resources (Ghana) Limited (SJR) and, with it, the Hwini Butre and Benso (HBB) properties and their associated liabilities. Likewise, the development of the HBB operations by GSWL saw the establishment of infrastructure that fully encompassed the previous areas of disturbance of SJR. The establishment of the reclamation security agreement with the EPA in 2005 and the associated bond with the EPA addresses security for reclamation and closure obligations.

There are no other legacy issues associated with the GSWL site.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

4.5	Permits and Authorization

In addition to the mineral rights specified in Table 4-1, GSWL requires certain permits and licenses to carry out its activities, including:

•	Mining operating permit:

The Minerals and Mining (Health, Safety and Technical) Regulations, 2012 (L.I. 2182) prescribe technical and health and safety standards for mining operations and require a person who is granted a mining lease to, before the commencement of operation of the mine, obtain a mining operating permit from the Inspectorate Division of the Minerals Commission.

•	Environmental permit:

The Environmental Assessment Regulations, 1999 (L.I. 1652) require that all developmental activities likely to impact adversely on the environment be subject to environmental assessments. Pursuant to these regulations, an undertaking which in the opinion of the Environmental Protection Agency (EPA) has or is likely to have an adverse effect on the environment cannot commence unless the undertaking has been registered and an environmental permit has been issued by the EPA. The Minerals and Mining Act requires that all necessary approvals and permits required to be obtained from the Forestry Commission and the EPA for the protection of natural resources, public health and the environment.

The major environmental permits in place for the Wassa mine are:

o	Wassa operations (EPA/EIA/112) and expansions (EPA/EIA/322) including South Akyempim pits (EPA/EIA/190);
o	Hwini Butre and Benso operations (EPA/EIA/175) and expansion (EPA/EIA/247).
o	Wassa TSF 2 (EPA/EIA/383) and renewal (EPA/EIA/442); and
o	Wassa Expansion project, including Wassa underground, Main pits and waste dump expansion (EPA/EIA/508).
•	Licence to export, sell or dispose of minerals:

The exportation, sale or disposal of minerals requires a licence from the Minister for Lands and Natural Resources. Pursuant to section 46 of the Minerals and Mining Act., a mining lease authorizes the holder to, inter alia, “take and remove from the land the specified minerals and to dispose of them in accordance with the holder’s approved marketing plan.” Under the Minerals and Mining (General) Regulations, 2012 (L.I. 2173), an application by a holder of a mining lease for a licence to export, sell or dispose of gold or other precious minerals produced by the holder must be accompanied by a refining contract and a sales and marketing agreement.

•	Operating licence and permit for the acquisition, use, transportation and storage of explosives:

Under Regulation 23 of the Minerals and Mining (Explosives) Regulations, 2012 (L.I. 2177), the construction of a building or other structure to be used as a magazine for the storage of explosives is subject to an operating license delivered by the Minerals Commission. As required under Regulation 32 of L.I. 2177, the storage of explosives in a magazine is also subject to a permit from the Minerals Commission; the latter is valid for one year and is renewable on application. Under L.I. 2177, an operating licence is required for the purchase and use or transportation of explosives. There are separate operating licences for the purchase and use of explosives and for transportation. Each is valid for a period of one calendar year and is renewable on application made one month before the end of each year. Additionally, a permit is required for each occasion on which explosives are being transported in respect of which the specific type and quantity of explosives must be indicated.

•	Licence to use water resources:

The use of water resources is regulated by the Water Resources Commission Act, 1996 (Act 522) and the Water Use Regulations, 2001. Act 522 provides that no person shall (a) divert, dam, store, abstract or use water resources; or (b) construct or maintain any works for the use of water resources except in accordance with the provisions of the Act. Subject to obtaining the requisite approvals or licences, a holder of a mineral right may, for purposes of or ancillary to the mineral operations, obtain, divert, impound, convey and use water from a river, stream, underground reservoir or watercourse within the land the subject of the mineral right.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

•	Fire permit:

The Fire Precaution (Premises) Regulations, 2003 requires that a fire certificate be issued by the Chief Fire Officer in respect of premises used as a place of work or for a purpose which involves access to the premises by members of the public, whether on payment or not. The certificate is valid for 12 months and is renewable.

GSWL conducts its operations in accordance with applicable laws and regulations in Ghana and is in compliance with its permitting obligations in relation to its activities. With regards to environmental matters, GSWL has undertaken environmental impact assessment studies on its concessions to support the permitting of its mining projects and has considerable background data to support required environmental permitting processes.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

5	Accessibility, Climate, Local Resources, Infrastructure and Physiography
5.1	Accessibility

The Wassa Mine is near the village of Akyempim in the Wassa East District in the Western Region of Ghana. It is 62 km north of the district capital, Daboase, and 40 km east of Bogoso, and is 80 km north of Cape Coast and 150 km west of the capital Accra.

The main access to the site is from the east, via the Cape Coast to Twifo-Praso road, then over the combined road-rail bridge on the Pra River. There is also an access road from Takoradi in the south via Mpohor.

The satellite sites of Hwini Butre and Benso are respectively, 60 km and 35 km southeast of the main Wassa site. They are accessible from Wassa via an unsealed access and haulage road. All sites lie within 15 km of sealed public road but generally, the haul road to Wassa is the most reliable access.

Figure 4-3 in Section 4.1 shows a plan of the various locations and access infrastructure.

5.2	Physiography and Vegetation

The project area is characterized by gently rolling hills with elevations up to 1100 m RL, incised by an extensive drainage network. The natural vegetation is an ecotone of the moist, semi-deciduous forest and wet rainforest zones. It has been degraded due to anthropogenic activities, giving way to broken forest, thickets of secondary forest, forb re-growth, swamps in the bottom of valleys, and cleared areas.

Extensive subsistence farming occurs throughout the area, with plantain, cassava, pineapple, maize, and cocoyam being the principal crops. Some small-scale cultivation of commercial crops is also carried out, with cocoa, teak, coconut and oil palm the most common. Forest patches are present on the steep slopes and in areas unsuitable for agriculture.

Environmental assessments carried out in the project area over the last two decades (SGS 1996 and 1998, WGL 2004, GSR 2015, Geosystems 2013, and Golder 2016) indicate that the biodiversity of the Wassa operational area is of low ecological significance and conservation status.

5.3	Land Use and Proximity to Local Population Centres

The Wassa Mine is located in a rural setting with no major urban settlements within 30 km. It lies in the Wassa East District, part of the Western Region of Ghana, 40 km north of Daboase (district capital), 65 km north of Takoradi (regional capital) and 35 km north-east of the city of Tarkwa.

The nearest villages are Akyempim, Akyempim New Site (formally Akosombo, resettled early in Wassa operations) and Kubekro. The Togbekrom community were resettled to Ateiku.

The Hwini Butre and Benso sites are approximately 35 km and 65 km, respectively, north-northwest of the Port of Takoradi and south-east of Tarkwa. The key communities within and outside the concession are Subriso, Odumase, Ningo, Akyaakrom, Mpohor, Benso, and Anlokrom. The total population of these communities is approximately 10,000. The Benso Township is approximately 5 km from the Benso mine site to the south and the Mpohor Township is approximately 2 km west of the Hwini Butre site.

The population data/estimates for the larger communities located within the Wassa concession boundaries are shown in Table 5-1.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

Table 5-1 Communities neighbouring Wassa Mine

Community	Divisional Area	Estimated Population (SGS 1996)	Population (WEDA 2013)
Akyempim	Mamponso	2,500	2,533
Akosombo	Mamponso	n/a	166
Kubrekro	Anyinabrem	300	335
Nsadweso	Anyinabrem	2,400	1,541
Togbekrom	Anyinabrem	Not measured	674

Land uses in the vicinity of GSWL operations are predominantly rural with agricultural, forestry, agroforestry (palm oil and rubber plantations), and unauthorized small-scale mining operations.

5.4	Local Resources and Infrastructure

There are five other significant mining operations within 50 km of Wassa:

•	Nsuta manganese mine, Ghana Manganese Company;
•	Iduapriem gold mine, AngloGold Ashanti;
•	Tarkwa gold mine, Gold Fields Ghana Limited;
•	Damang gold mine, Gold Fields Ghana Limited; and
•	Bogoso-Prestea gold mine, Future Global Resources.

Wassa Mine is in operation with required services, infrastructure, and community support to continue.

•	Access is via public road to site with good overall access. Roads are sealed from Accra to within 15 km from site, then access is via formed, unsealed road. From site, travel by road to Takoradi is generally 1.5-2 hours and 4-5 hours to Accra;
•	Electrical infrastructure with access to power through the grid and on-site generation;
•	On-site processing plant with capacity up to 2.7 Mtpa;
•	On-site tailings storage facilities with sufficient permitted capacity;
•	Waste rock storage facilities with sufficient permitted capacity;
•	Access/haulage road from Wassa site, to the satellite Hwini Butre, Benso and Chichiwelli sites; and
•	Access to skilled labour with the history and scale of mining in Ghana.
5.5	Climate and Length of Operating Season

The climate in the project area is classified as wet semi-equatorial. The Intertropical Convergence Zone crosses the area twice a year, resulting in a bi-modal rainfall pattern with peaks in Mar-Jul and Sep-Oct. During the dry season months of Nov-Feb, the climate is heavily influenced by the seasonal Harmattan which brings dry and dusty winds from the Sahara across West Africa. Rainfall is mainly influenced by south-west monsoon winds, which blow from the south-western part of the country.

Analysis of available rainfall data, obtained from the Ateiku Meteorological survey (1944 to 2009) indicates:

•	Average annual rainfall is 1,996 ± 293 mm;
•	Wettest month is June, with average rainfall of 241 ± 85 mm;
•	Driest month is January, with average rainfall of 31 ± 35 mm;
•	The wettest month on record is June 2009 with 475 mm of rainfall.

Local measurements taken at Wassa from 1998-2019 (at main site) and 2007-2014 (at TSF 1) are consistent with the large data set from Ateiku. Local stations identified the bi-modal rainfall pattern and recorded an average of approximately 1,659 mm/yr and the wettest month being June 2014 with 512 mm at TSF 1 and 417 mm at the main site.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

Annual potential evapotranspiration is estimated to be approximately 1,337 mm/yr, indicating minimum precipitation balance of +288 mm/year. In 2020, measured evaporation at the TSF site was in the order of 1,300 mm/year. Rainfall exceeds potential evapotranspiration from Mar-Jul and Sep-Oct with groundwater recharge most likely to be prevalent during these periods. Relative humidity is consistent throughout the year, ranging from 88% to 90%.

The climatic conditions mean that, with effective surface water management practices, mining operations can continue year-round with short suspensions to open pit operations during storms, most of which are short duration and can occur throughout the year. Underground mining operations are not directly affected by weather events except where very large, long duration rainfall results in the safe capacity of pit sumps being exceeded, requiring evacuation of the underground workings due to risk of inundation. Normal operations are resumed once sumps are pumped down to safe levels.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

6	History
6.1	Wassa
6.1.1	Historic Mining

The Wassa area has experienced local small-scale and colonial mining activity at Wassa since the beginning of the 20th century with numerous small pits and adits evident.

From 1988, the property was operated as a small-scale mining operation with a gravity gold recovery circuit by WMRL, a Ghanaian company.

6.1.2	Satellite Goldfields Limited (1993-2002)

In 1993 WMRL formed Satellite Goldfields Limited (SGL) with the Irish companies Glencar Exploration Limited and Moydow Ltd, assigning the Wassa mining lease to SGL.

Extensive satellite imagery and geophysical interpretations were carried out which identified a strong gold target. Exploration drilling commenced in February 1994 and by March 1997 58,709 m of drilling had been completed. Construction of the Wassa Mine was initiated in September 1998, after Glencar secured a $42.5 M debt-financing package from a consortium of banks and institutions.

The operation was originally developed as an open pit mine with heap leach treatment of 3.0 Mtpa and planned production of 100,000 oz/yr. First ore was mined from the open pit in October 1998.

During the first year of production, planned gold recovery of 85% from oxide ore in the heap leach was not achieved due to high clay content of the ore and poor solution management. Attempts were made to increase recovery, including doubling the leach solution application rate but recoveries for the oxide ores above 55-60% could not be achieved.

The low gold recovery resulted in debt servicing issues and Wassa was marketed for sale. GSR started negotiations to purchase Wassa in mid-2000. As part of due diligence, GSR initiated a drilling program in March 2001 to test their geological model and extensions to some of the high grade orebodies.

SGL was placed into receivership in November 2001 and in April 2002, GSR concluded that the mineable reserve at Wassa was 30% below the 648,000 oz stated by SGL. Negotiation continued until September 2002 when the agreement for GSR to purchase the 90% share of Wassa was announced.

6.2	Hwini Butre, Benso and Chichiwelli
6.2.1	Historic Mining

Early European reports indicate the Dabokrom area, around Hwini Butre, may have been a major source for gold sold to Portuguese explorers when they first arrived in Ghana in the late 1400’s.

European interest grew in the 1800’s with the presence of gold and proximity to Sekondi-Takoradi, which had developed as a port to service mines at Tarkwa, Prestea and Obuasi. Many exploration licences were granted during the gold boom of 1898-1902 and by the 1930’s most of the area was under license to various local and European interests.

At Dabokrom, a shaft was sunk by Oceania Consolidated in the 1930’s to follow the shallow dipping quartz veins. The property was worked for several years but stopped in 1939 at the start of World War 2.

At Chichiwelli a shaft was sunk in 1918 following a quartz vein at the very north end of the Benso concession, close to the Subri River Forest Reserve. Mining progressed to the 260 ft level but was abandoned in 1924 after the mine was flooded.

The whole area has many historic workings which evidence mining activity, mostly from the 1930’s.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

6.2.2	Modern Exploration (1980’s-2005)
6.2.2.1	Hwini Butre

The Dabrokrom concession was acquired by BD Goldfields (BDG) during the 1980’s who invited Danish company Lutz Resources Limited to carry out preliminary exploration on the property. The property transferred to Hwini Butre Minerals (HBM) in the early 1990’s, which was controlled by Lutz.

HBM entered a joint venture with Placer-Outukumpu who drilled several holes around Dabokrom in 1993 to assess potential of the vein systems. They concluded that potential was limited by widely spaced veins and little gold in the diorite host rock. Saint Jude Resources (SJR) acquired Dabokrom in 1994 and explored the area until 2002 when work was suspended due to a legal dispute between SJR, BDG and the Government of Ghana. The matter was resolved in 2005 before acquisition of the project by GSR.

SJR began exploring the concession in February 1995 which represented the first sustained exploration program on the concession. SJR undertook ground geophysical surveys which included magnetic, radiometric and induced polarization surveys; soil geochemical surveys were also completed on the concession area, resulting in the identification of numerous targets. Trenching and pitting were conducted in areas of geophysical and geochemical anomalies and over historical prospects or old workings in an attempt to outline near surface mineralization. Subsequent drilling of the surface targets resulted in the delineation of the Adoikrom, Father Brown and Dabokrom prospects along a combined strike length of 900 m. Further exploration conducted in 2005 identified the Adoikrom North prospect. A total of some 22,100 m over 267 drill holes were completed on the main mineralized zones and the exploration targets.

6.2.2.2	Benso and Chichiwelli

Reconnaissance work at Chichiwelli, Subriso, Denerawah and Amantin was conducted by BHP Billiton from 1989-92, on what is now the Benso concession. This identified soil geochemical anomalies and follow-up drilling was completed at Chichiwelli but results did not meet targeting criteria and the concessions were relinquished. Tenure was then acquired by a local company, Architect Co-Partners, with a 150 km2 prospecting concession which covered Amantin, Subriso and Chichiwelli, as well as a large part of the Subriso River Forest Reserve that was closed to exploration from 1996.

Canadian company Fairstar Exploration Limited took over the Benso concession in 1995 and carried out extensive work, particularly at Subriso and Amantin, where considerable drilling was completed but ceased by the end of the decade due to funding constraints. An agreement was reached in 2001 for SJR to take over the exploration work.

In 2001, SJR completed an agreement with Fairstar and took over the exploration work. From early 2002 to about mid-2004, SJR focused mainly on the Subriso area where substantial mineralization was outlined at two prospects, Subriso East and West. Numerous other prospects, namely Subriso Central, I Zone and G Zone were identified and drill tested, as was the Amantin area, which had also been drilled to a considerable extent by Fairstar.

6.3	Production History, Previously Declared Resources and Reserves
6.3.1	Golden Star Resources (2003-present)

Since acquiring Wassa in 2003 GSR has produced 2.4 million ounces of gold and the mine has a remaining life of six years as defined by the current Mineral Reserve.

Milestones at Wassa under GSR management are:

•	2003: definition drilling ahead of feasibility study for CIL plant.
•	2004: feasibility study completed and construction commences on CIL plant with open pit mining.
•	2005: CIL plant commissioned.
•	2006: acquired St Jude Resources (Hwini Butre and Benso concessions). Connected to grid power.
•	2007: commenced open pit mining at South Akyempim. Construction of haul road to Hwini Butre.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

•	2008: commenced open pit mining at Benso, processing at Wassa.
•	2009: commenced open pit mining at Hwini Butre and drilling to test underground potential.
•	2011: Hwini Butre mining moves from Adoikrom to Father Brown pit.
•	2012: commenced drilling to test underground potential below Wassa.
•	2013: upgraded plant to 2.7 Mtpa capacity with fresh ore, consolidated mining at Wassa Main pit.
•	2014: released positive Preliminary Economic Assessment for Wassa Underground and completed Hwini Butre mining at Father Brown.
•	2015: completed positive Feasibility Study for Wassa UG and commenced development, along with starting construction of TSF 2.
•	2016: mined first stope ore from Wassa UG in July and definition drilling continued to define wide zones of mineralization in B-Shoot.
•	2017: commercial production declared at Wassa UG and deep definition drilling program defines what was later to become the Southern Extension zone. UG averages 1,865 ore t/d.
•	2018: open pit mining of Main pit completed and UG ore mining rate increases to 2,945 t/d. Wassa UG Inferred Mineral Resource reported growth to 5.2 Moz with addition of Southern Extension zone.
•	2019: completed positive Feasibility Study for paste backfill commenced development. UG ore mining rate increased to 3,895 t/d (1.4 Mtpa).
•	2020: completed construction of paste backfill plant and on-site gas-fired power generation. UG ore mining rate increased to 4,480 t/d (1.6 Mtpa).

Annual production is shown in Table 6-1. Production in 2012 and 2013 includes contributions from Hwini Butre and Benso.

Production peaked in 2013 at 187 koz with the plant operating at full capacity and high grade ore being mined from the Father Brown pit at Hwini Butre. From 2014, open pit ore was sourced solely from the Wassa Main pit until its completion in 2017. Lower grades resulted in production of around 100 koz/yr.

Mining transitioned to underground from 2016, with commercial production realized in 2017 and the underground becoming the main production source by 2018. Since 2018, underground production has steadily increased to maintain and exceed 150 koz/yr, with the addition of minor amounts of low-grade ore from open pit stockpiles.

Table 6-1 Recent Production History, Wassa

Year	Open Pit & Stockpile			Underground			Total
	Processed Mt	Feed Grade Au g/t	Produced Au koz	Processed Mt	Feed Grade Au g/t	Produced Au koz	Processed Mt	Feed Grade Au g/t	Produced Au koz
2012	2.51	2.09	159	-	-	-	2.51	2.09	159
2013	2.70	2.29	187	-	-	-	2.70	2.29	187
2014	2.63	1.41	110	-	-	-	2.63	1.41	110
2015	2.50	1.46	109	-	-	-	2.50	1.46	109
2016	2.44	1.27	93	0.18	2.06	11	2.62	1.32	104
2017	1.93	1.27	76	0.69	3.03	61	2.62	1.73	137
2018	0.53	0.76	12	1.01	4.18	137	1.60	3.06	151
2019	0.16	0.65	3	1.39	3.57	153	1.55	3.27	155
2020	0.38	0.79	9	1.64	3.13	156	2.01	2.70	165

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

7	Geological Setting and Mineralization
7.1	Regional Geology

The regional geological setting of the Ashanti belt has been described by several authors previously. The most recent publication describing the geological setting of the sub-region was from Perrouty et al., in Precambrian Research in 2012.

The Ashanti greenstone belt in the Western Region of Ghana is composed primarily of paleoproterozoic metavolcanic and metasedimentary rocks that are divided into the Birimian Supergroup (Sefwi and Kumasi Groups) and the Tarkwa Group. Both units are intruded by abundant granitoids and host numerous hydrothermal gold deposits such as the Wassa, Obuasi, Bogoso and Prestea mines and paleoplacer deposits such as the Tarkwa and Teberebie Mines.

Allibone et al. (2002) separated the Paleoproterozoic Eburnean orogeny into two distinct phases known as Eburnean I and II. This classification was revised by Perrouty et al. in 2012 who proposed two distinct orogenic events, the Eoeburnean orogeny and the Eburnean orogeny. The Eoeburnean orogeny predates the deposition of Tarkwaian sediments and is associated with a major period of magmatism and metamorphism in the Sefwi Group basement. The Eburnean event is associated with significant post-Tarkwaian deformation that affected both the Birimian Supergroup and overlying Tarkwaian sediments. The Eburnean orogeny is associated with major north-west to south-east shortening that developed major thrust faults, including the Ashanti Fault along with isoclinal folds in Birimian metasediments and regional scale open folds in the Tarkwaian sediments. These features are overprinted by phases of sinistral and dextral deformational events that reactivated the existing thrust faults and resulted in shear zones with strong shear fabrics.

The Birimian series was first described by Kitson (1928) based on outcrops located in the Birim River (around 80 km east of the Ashanti Belt). Since this early interpretation, the Birimian stratigraphic column has been revised significantly. Before the application of geochronology, the Birimian super group was divided in an Upper Birimian group composed mainly of metavolcanics and a Lower Birimian group corresponding to metasedimentary basins. Subsequent authors have proposed synchronous deposition of Birimian metavolcanics. Most recently, Samarium/Neodymium and U/Pb analyses have reversed the earlier stratigraphic interpretation with the younger metasediments overlying the older metavolcanics. Proposed ages for the metavolcanics vary between 2,162 ± 6 Ma and 2,266 ± 2 Ma. Detrital zircons in the metasediments indicate the initiation of their deposition between 2,142 ± 24 Ma 2,154 ± 2 Ma. The Kumasi Group was intruded by the late sedimentary Suhuma granodiorite at 2,136 ± 19 Ma (U/Pb on zircon, Adadey et al., 2009).

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

Figure 7-1 Location of Wassa on the Ashanti Belt (Perrouty et al 2012)

The Tarkwa super group was first recognized by Kitson (1928) and consists of a succession of clastic sedimentary units, which have been divided in four groups by Whitelaw (1929) and Junner (1940).

The Kawere Group located at the base of the Tarkwaian super group is composed of conglomerates and sandstones with a thickness varying between 250 m and 700 m. The unit is stratigraphically overlain by the Banket Formation, which is characterized by sequences of conglomerates interbedded with cross-bedded sandstone layers, the maximum thickness of this group being 400 m. The conglomerates are principally composed of Birimian quartz pebbles (>90%) and volcanic clasts (Hirdes and Nunoo, 1994) that host the Tarkwa Placer deposits.

The Banket formation is overlain by approximately 400 m of Tarkwa Phyllites.

The uppermost unit of the Tarkwa super group is the Huni Sandstone, comprised of alternating beds of quartzite and phyllite intruded by minor dolerite sills that form a package up to 1,300 m thick (Pigois et al., 2003). U/Pb and Pb/Pb geochronology dating of detrital zircons provide a maximum depositional age of 2,132 ± 2.8 Ma for the Kawere formation and 2,133 ± 3.4 Ma for the Banket formation (Davis et al., 1994; Hirdes and Nunoo, 1994). These ages agree with the study by Pigois et al. (2003) that yielded maximum depositional age of 2,133 ± 4 Ma from 71 concordant zircons of the Banket formation. According to all concordant zircon histograms (161 grains) and their uncertainties, a reasonable estimation for the start of the Tarkwaian sedimentation could be as young as 2,107 Ma.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

Abundant granites and granitoids intruded the Birimian and Tarkwaian units during the Paleoproterozoic. Eburnean plutonism in south-west Ghana can be divided into two phases between 2,180 to 2,150 Ma (Eoeburnean) and 2,130 to 2,070 Ma (Eburnean) that is supported by the current database of U/Pb and Pb/Pb zircon ages. Most of the granitoids intruded during both phases correspond to typical Tonalite–Trondhjemite–Granodiorite suites. However, in the southern part of the Ashanti Belt, intrusions within the Mpohor complex have granodioritic, dioritic and gabbroic compositions.

Dolerite dykes oriented north-south and east-northeast to west-southwest that are generally less than 100 m in thickness are abundant across the West African craton where they cross-cut Archean and Paleoproterozoic basement. In south-western Ghana these dykes are well defined in magnetic data where they are characterized by strong magnetic susceptibility. Dolerite dykes are observed to cross-cut undeformed K-feldspar rich granites that formed during the late Eburnean, and are overlain by Volta basin sediments with a maximum depositional age of 950 Ma (Kalsbeek et al., 2008). These relationships constrain dyke emplacement to between 2,000 Ma and 950 Ma. In contrast some older dolerite/gabbro dykes and sills were deformed during the Eburnean orogeny and are dated at 2,102 ± 13 Ma (U/Pb on zircon, Adadey et al., 2009).

With the exception of some late Eburnean granitoids, dolerite dykes and Phanerozoic sediments, all other lithologies have undergone metamorphism that generally does not exceed upper greenschist facies. Studies on amphibole/plagioclase assemblages suggest the peak temperature and pressure was 500 to 650°C and 5 to 6 kbar (John et al., 1999), dated at 2092 ± 3 Ma (Oberthür et al., 1998).

7.2	Local Geology and Mineralization

The Wassa property lies within the southern portion of the Ashanti Greenstone Belt along the eastern margin of the belt within a volcano-sedimentary assemblage located at proximity to the Tarkwaian basin contact. The eastern contact between the Tarkwaian basin and the volcano-sedimentary rocks of the Sefwi group is faulted, but the fault is discrete as opposed to the western contact of the Ashanti belt where the Ashanti fault zone can be several hundred meters wide.

Deposition of the Tarkwaian sediments was followed by a period of dilation and the intrusion of late mafic dykes and sills.

The lithologies of the Wassa assemblage are predominantly comprised of mafic to intermediate volcanic flows which are interbedded with minor horizons of volcaniclastics, clastic sediments such as wackes and magnetite rich sedimentary layers, most likely banded iron formations. The volcano-sedimentary sequence is intruded by syn-volcanic mafic intrusives and felsic porphyries.

The magnetic signature of the Ashanti belt is relatively high in comparison to the surrounding Birimian sedimentary basins such as the Kumasi basin to the west of the Ashanti belt and the Akyem Basin to the East as illustrated in Figure 7-2.

Rock assemblages from the southern area of the Ashanti belt were formed between a period spanning from 2,080 to 2,240 Ma as illustrated in Table 7-1, with the Sefwi Group being the oldest rock package and the Tarkwa sediments being the youngest. The Ashanti belt is host to numerous gold occurrences, which are believed to be related to various stages of the Eoeburnean and Eburnean deformational event. Structural evidences and relationships observed in drill core and pits at Wassa would suggest the mineralization to be of Eoeburnean timing while other known deposits in the southern portion of the Ashanti belt such as Chichiwelli, Benso and Hwini Butre are considered to be of Eburnean age.

The Eoeburnean deformation is best observed at Wassa where the deformational event has produced a penetrative foliation with an associated lineation which is defined by mineral alignments. A period of extension occurred between the Eoeburnean and Eburnean deformational events which resulted in the formation of the Akyem Basin (Kumasi Group) to the northeast of the Wassa Mine and the Tarkwa group to the west of the Wassa concession. Both metasedimentary sequences of the Tarkwa and Kumasi group have not been affected by the penetrative foliation observed at Wassa.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

The Eburnean deformation is divided in multiple events which vary in number depending on the authors as summarized in Table 7-1. All deposits underlying the Wassa concession have been affected by the Eburnean deformational events, the main penetrative foliation has been affected by at least three Eburnean folding events which have resulted in a large scale refolded synform. The main foliation is sub-vertical and oriented northeast to south-west on the south-eastern flank of the Wassa mine fold whereas it is dipping at around 45° to the south-southeast on the north-west flank of the Wassa mine fold.

Figure 7-2 Total magnetic intensity reduced to pole, of the Ashanti Belt (modified from Perrouty et al, 2012)

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

Figure 7-3 Compilation of geochronology dating from the Ashanti Belt (Perrouty et al, 2012)

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

Table 7-1 Deformational history of the Ashanti Belt (Perrouty et al, 2012)

		In Birimian Obuasi/Bogoso Allibone et al, 2002	In Tarkwaian Tarkwa, Damang Tunks et al, 2004	Regional Eisenlhor et al, 1992	Regional Feybesse et al, 2006 Milesi et al, 1992
Eoeburnean 2187 - 2158 Ma	Sefwi Group volcanism and sedimentation	Volcanism, Granitoids intrusion. Regional Metamorphism.		Birimian sediments and volcanics. Penecontemporan-eous Plutonism (Dixcove type granitoids).	Magmatic accretion. Plutonism. Birimian sedimentation.
	D1, N-S shortening Regional scale folding in the Sefwi Group. Possible Gold mineralization.			Onset of deformation in a “foreland thrust” and Tarkwaian deposition.
D2, Extension Phase 2154-2125 Ma Kumasi Group sedimentation		D1 S1 parallel to bedding. Flat-lying bedding parallel shearing.
Eburnean 2125 – 2000 Ma

Tarkwa Basin Formation

(2107-2097 Ma)

D3, NW-SE shortening

Km scale folds in Birimian and Tarkwaian.

S3 Subvertical crenulation cleavage (NE-SE).

Thrust faults (Ashanti, Damang…)

Metamorphism peak (2092Ma).

		D2, NW-SE shortening Isoclinal folds with axial surface parallel to the regional faults and shear zones. Ashanti thrust fault.	D1, NW-SE shortening Km scale folds (with subvertical axial surface, S3). Damang thrust fault.	D1, NW-SE shortening S1 (NE-SE) subvertical and subparallel to bedding in both Birimian and Tarkwaian Regional folds (tight to isocline).	D1, NW-SE shortening Thrust faults. Tarkwaian sediments deposition, Syn D1. Metamorphism (6kbar/550-650°C).
D3 Low dip axial surface fold at Obuasi. S3 crenulation cleavage overprinting S2. Final stage of D2?

D2, Continuing compression

S2 (NE-SE) fabrics overprint S1 foliation.

S2 is defined by aligned muscovite and elongate recrystallized quartz grains.

Metamorphism.

Syncrogenic plutonism (Cape Coast type granitoids).

D2/D3, NW-SE shortening Tarkwaian folds. Strike-slip faults and shearing. Gold mineralization. Metamorphism (2-3kbar/ 200-300°C).

D4, NNW-SSE shortening

Sinistral shear reactivism D3 thrust.

S4 crenulation cleavage ENE-WSW.

Greenschist retrograde metamorphism.

Remobilization and concentration of gold particles along the shear zone and at the base of the Tarkwa Basin.

		D4, NNW-SSE shortening Hm scale fold at Obuasi.	D2, NNWSSE shortening Thrust faults and minor folds.
D5 or syn-D4 Sinistral strike-slip faults and shearing. Gold mineralization.
	D5 Recumbant folds <m. Sub-horizontal crenulation cleavage. Last pyrite/gold mineralization associated with quartz vein.		D3, ESE-WNW shortening Folds with shallowly dipping axial surfaces and mineralized quartz veins, post-dating peak of metamorphism.	K-rich plutonism (cross-cutting all previous structures).	Late plutonism.
	D6, NE-SW shortening Low amplitude folds + crenulation cleavage ~N320/70 (RH). Reverse faults oriented NW-SE.		D4 Faults oriented NW-SE.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

Figure 7-4 Regional geology of the Ashanti belt, showing Wassa, GSR tenure and major deposits (GSR, 2020)

7.2.1	Wassa

The Wassa lithological sequence is characterized by lithologies belonging to the Sefwi Group and consisting of intercalated meta-mafic volcanic and meta-diorite dykes with altered meta-mafic volcanic and meta-sediments which are locally characterized as magnetite rich, banded iron formation like horizons (Bourassa, 2003), as illustrated in Figure 7-5. The sequence is characterized by the presence of multiple ankerite-quartz veins which are sub-parallel to the main penetrative foliation. The lithological sequence is also characterized by Eoeburnean felsic porphyry intrusions on the south-eastern flank of the Wassa mine fold.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

641,000mE
642,000mE
643,000mE
644,000mE
608,000mN
607,000mN
606,000mN
605,000mN
N
500m
WGS84 30N
Trace of F4 axial plane
Legend
Felsic Porphyry
Meta-diorite
Metasediments
Magnetite-rich metasediments
Meta-mafic volcanic (altered)
Meta-mafic volcanic

Figure 7-5 Wassa mine-scale geology (modified from Bourassa, 2003 and Perrouty et al, 2013)

The first deformational event (D1) at Wassa is of Eoeburnean timing and consists of North-South Shortening. This pre-Tarkwaian event resulted in a penetrative foliation which transposed lithological contacts along this main foliation. Early, gold bearing, syn-D1 quartz-ankerite veins were also formed during the Eoeburnean event.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

The second event of deformation (D2) is an extension period with no local deformation at the mine scale at Wassa. Regionally, this event separates the Eoeburnean and Eburnean orogeny by an extension period of approximately 40 Ma which resulted in the sedimentation of the Birimian and Tarkwaian basins.

The Eburnean orogeny is divided in three distinct deformational events, D3 is a Northwest-Southeast shortening event which resulted in the inversion of regional detachment faults into thrust faults. At the mine scale, this event generated a second penetrative foliation at Wassa and a first phase of Eburnean folding. The D4 deformational event, a North Northwest-South Southeast shortening event resulted in the sinistral reactivation of earlier faults at the regional scale and severely buckled the Wassa stratigraphic sequence into moderately steeply dipping, tight fold patterns (F4 Fold) and a third penetrative foliation (S4).The last deformational event, D5, is the result of sub-vertical compression which resulted in open recumbent folds at Wassa and a fourth foliation located in the axial plane of the F5 folds and is generally sub-horizontal, shallowly plunging to the South.

The deposit scale F4 fold is shown on a vertical section through the nose of this structure in Figure 7-6.

The various phases of Eburnean deformations and their effect on the host rocks are illustrated in:

•	Figure 7-7:
o	Top image shows syn-D1 veins and S1 foliation folded by and F3 fold;
o	Bottom image shows syn-D1 veins, S1 and S3 foliations affected by a mesoscopic F4 fold;
•	Figure 7-8:
o	Top image shows syn-D1 veins folded and buckled by S5 foliation; and
o	Bottom image shows syn-D1 veins, affected by both S4 and S5 foliations.

Figure 7-6 Vertical section through Nose of deposit-scale F4 fold, Wassa Main deposit

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

Figure 7-7 Eburnean folds and foliations from Wassa mine, Starter pit

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

Figure 7-8 Eburnean folds and foliations from Wassa mine, B-Shoot pit

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

The Wassa mineralization is subdivided into a number of domains: F Shoot, B Shoot, 242, South East, Starter, 419, Mid-East and Dead Man’s Hill. Each of these represents discontinuous segments of the main mineralized system which extends approximately 3.5 km along strike from surface and is still open at depth.

The SAK deposits are located approximately 2 km to the southwest of the Wassa Main deposit on the northern end of a well-defined mineralized trend parallel to the Wassa Main trend. The SAK deposits are also located on the western side of a major regional east dipping fault which separates the Wassa main mineralization from this trend. The mineralization is hosted in highly altered multi-phased greenstone-hosted quartz-carbonate veins interlaced with sedimentary pelitic units. The SAK mineralization is subdivided into a number of domains as well, SAK 1, 2 and 3, which are thought to be associated with tight F3 fold closures which plunge steeply to the South west.

Mineralization within the Wassa Mine is structurally controlled and related to vein densities and sulphide contents. Higher grade mineralization has been interpreted to be associated with tight isoclinal folding (F3). These tight folds often have extenuated limbs that are weakly mineralized, where as the fold closure was the focal point of remobilized fluids and associated gold. Mineralization in the limbs is generally narrower, < 10 m and fold closer thicknesses and exceed 25-30 m thicknesses. Higher grade mineralization has up and down dip extension of approximately 150 to 200 metres with a down plunge extension being drill tested over 2,000 m from where it daylights in the Starter pit area to section 18,500 mN in the south, where it remains open.

Figure 7-9 illustrates the tightly folded nature of the gold mineralization, as depicted by the black dotted line showing high-grade zones associated with F3 fold closures and subsequent parasitic folding. The mineralization is then subsequently folded by the deposit scale parasitic F4 folds.

Three vein generations have been distinguished on the basis of structural evidence, vein mineralogy, textures and associated gold grades. Evidence further relates the majority of gold mineralization to the earliest recognized vein generation which is believed to be syn-Eoeburnean. Gold grades broadly correlate with the presence of quartz-dolomite/ankerite-tourmaline bearing quartz veins and the presence of sulphide minerals (predominantly pyrite) within and around the quartz veins. Gold grades appear to be spatially restricted to the quartz veins, vein selvages and the immediate wall rocks. The alteration haloes developed around the veins and pervasively developed within the core of the deposit scale Wassa fold contain lower grade mineralization.

Figure 7-9 Wassa section through 19,650 mN showing high-grade zones, F3 closures, parasitic folding

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

The combined and overprinted Eburnean deformational events (D3 to D5) render precise prediction of the vein geometries and localities difficult in areas with wider spaced or little drillhole data. However, where drilling density is tighter (12.5 m x 10 m), as with in the immediate underground mining areas it is possible to construct both hanging and footwall contacts of the economic gold mineralization, Figure 7-10. The higher grade zones of gold mineralization are constrained with in broader lower grade mineralized zones that can be defined reasonably well with the wider spaced surface drillhole data, but to delineate the geometry of the higher grade zones tighter underground grade control drilling is required. Figure 7-11, drill cross section 18900N shows a simpler interpretation which is based on wider spaced surface drilling. As indicated above further infill underground drilling is necessary to delineate the geometry of the high-grade gold mineralization.

Figure 7-10 Wassa section through 19,925 mN showing interpretation with tight-spaced drilling

Figure 7-11 Wassa section through 18,900 mN showing interpretation and wide spaced (surface) drilling

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

7.2.2	Hwini Butre

The Hwini Butre concession is underlain by three main deposits: Adoikrom, Dabokrom and Father Brown, which are hosted within the Mpohor mafic complex, which consists mainly of gabbroic and gabbro-dioritic intrusive horizons as illustrated in Figure 7-4 Regional geology of the Ashanti belt, showing Wassa, GSR tenure and major deposits. Each of the three deposits have different mineralization styles.

The timing of the mineralization at Hwini Butre is considered to be of late to post Eburnean age with the period of hydrothermal activity likely to have spanned a considerable length of time. At Father Brown and Dabokrom, mineralization is associated with quartz vein systems which are locally surrounded by extensive, lower grade, disseminated quartz stockwork bodies, especially at Dabokrom. The Father Brown deposit is characterized by well-developed fault-filled quartz veins which are, as is the case for Dabokrom, light grey with carbonate and mica accessory minerals and minor tourmaline and feldspar. Wall rock alteration is commonly associated with elevated gold grades and consists of silicification with carbonates, muscovite and sericite. Secondary strain fabrics are also present, with mylonitic and cataclastic fabrics common in the heavily altered zones. Visible gold occurs as disseminations in discrete quartz veins and within zones of silicification associated with pyrite. Gold is medium to coarse grained and generally occurs with pyrite and appears to be free milling. As at Benso, arsenopyrite is largely absent from the Hwini Butre deposits.

At Adoikrom, the mineralization is shear hosted and characterized by the absence of quartz veins; gold is associated with fine grained pyrite and intense potassic alteration. The higher grade core of gold mineralization at Adoikrom is constrained within a moderately plunging, South West trending shoot which has been drilled tested to approximately 1000 meters depth where it remains open.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

Figure 7-12 Hwini Butre section through 33,100 mN

7.2.3	Benso

The Benso concession is underlain by four main deposits: Subriso East, Subriso West, G Zone and I Zone. All the deposits are characterized by similar style of mineralization. The Benso deposits are hosted in two dominant rock types. Subriso West and I Zone are hosted within Intermediate feldspar porphyry intrusives and meta-volcanics, where Subriso East occurs along the contact between carbonaceous phyllites and meta volcanics. Mineralization at Benso is associated with late deformational stages of the Eburnean orogeny and deposits are shear hosted along subsidiary structures.

Mineralogy is relatively simple with fine grained but visible gold disseminated in the shear fabric and associated with pyrite which can be locally abundant. Zones of intense alteration with chlorite, carbonates and epidote are common. Arsenopyrite is absent from the deposits.

7.2.4	Chichiwelli

The Chichiwelli deposit consists of two sub-parallel mineralized trends which hosts two distinct types of mineralization. The Chichiwelli West trend is a shear zone hosted deposit with a quartz, carbonate, sericite and potassic alteration assemblage, the mineralization is associated with pyrite. The Chichiwelli East trend is a quartz vein associated deposit with an ankerite and sericite alteration assemblage. Mineralization is also associated with pyrite along vein selvages and in the wall rocks.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

The lithological assemblage at Chichiwelli West consists of mainly fine to medium grained dioritic intrusives with local intercalation of basalt and feldspar porphyritic intrusives. Lithologies are moderately to strongly foliated adjacent to the shear zone, the mineralization is bounded to the shear zone and associated with a strong shear fabric. The shear zone mineralization is characterized locally by boudinage quartz and calcite stringers with fine disseminated sulphides, mainly pyrite, and associated with a sericite and potassium alteration assemblage with minor silicification. The Chichiwelli East lithological sequence is comprised mainly of deformed diorite with local strain zones. The mineralization is characterized by milky white quartz veins associated with potassium alteration and euhedral coarse grained pyrite.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

8	Deposit Types
8.1	Wassa

The Wassa deposit is located on the eastern flank of the northeast trending Ashanti Belt, a Paleoproterozoic greenstone belt which was formed and deformed, along with the dividing Birimian and Tarkwaian sedimentary basins during the Eoeburnean and Eburnean orogeny. Most deposits found within the Ashanti belt can be classified as lode gold deposits or orogenic mesothermal gold deposits, with the exception of the Tarkwaian paleoplacer deposits which have a sedimentary origin. Orogenic gold deposits are the most common gold systems found within Archean and Paleoproterozoic terrains, in the West African shield, these deposits are typically underlain by geology considered to be of Eburnean age and are generally hosted by volcano-sedimentary sequences.

B. Dubé and P. Gosselin of the Geological Survey of Canada described these deposits as greenstone-hosted quartz-carbonate vein deposits in the 2007 special publication No. 5 entitled Mineral Deposits of Canada. The authors described these deposits as typically occurring in deformed greenstone belts and distributed along major compressional crustal scale fault zones commonly marking the convergent margins between major lithological boundaries. The greenstone-hosted quartz-carbonate vein deposits correspond to structurally controlled complex deposits characterized by networks of gold-bearing, laminated quartz-carbonate fault-fill veins. These veins are hosted by moderately to steeply dipping, compressional brittle-ductile shear zones and faults with locally associated shallow-dipping extensional veins and hydrothermal breccias. In these deposits, gold is mainly confined to the quartz-carbonate veins but can also occur within iron-rich sulphidized wall rocks or within silicified and sulphide-rich replacement zones.

The Ashanti belt is considered prospective for orogenic mesothermal gold deposits and hosts numerous lode gold deposits and paleoplacer deposits. As illustrated by Figure 7-4, several major gold deposits are found within the Ashanti belt which can be classified into six different deposit types:

•	Sedimentary hosted shear zones;
•	Fault fill quartz veins;
•	Paleoplacer;
•	Intrusive hosted;
•	Late thrust fault quartz veins; and
•	Folded veins system.

The sedimentary hosted shear zone deposits are localized principally along a steep to sub-vertical major crustal structures located along the western margin of the Ashanti belt referred to as the Ashanti trend. The Ashanti trend shows a range of mineralization styles associated with graphitic shear zones, which represents the principal displacement zone of a regional-scale shear zone that defines the mineral belt. These styles include highly deformed graphitic shear zones containing disseminations of arsenopyrite as the principal gold bearing phase and disseminations of sulphides in mafic volcanic rocks generally found in the footwall of the main shear zones. The sedimentary hosted shear zone deposits which occur along the Ashanti trend include Bogoso, Obuasi, Prestea and Nzema.

The second type of deposit found within the Ashanti belt are laminated quartz vein deposits containing free gold. Fault filled quartz vein deposits also occur along the Ashanti trend but are only present at Obuasi and Prestea. The third type of deposit are paleo-placer deposits within the Tarkwaian sedimentary basin which are hosted within narrow conglomerate horizons intercalated with sandstone units characterized by iron oxides cross beddings. Paleoplacer deposits occur in the southern portion of the Tarkwa basin and examples include Tarkwa, Teberebie and Iduaprim. The fourth type of deposit found within the Ashanti belt are intrusive hosted deposits which occur along second order structures such as the Akropong trend in the Kumasi basin and the Manso trend in the Southern portion of the Ashanti belt. These deposits can be hosted both within felsic and mafic intrusives and are characterized by a penetrative fabric where gold is associated with pyrite and arsenopyrite. Examples of such deposits include Edikan and Pampe along the Akropong trend and Benso and Hwini Butre along the Manso trend. The fifth type of deposit found within the Ashanti belt is late thrust fault associated quartz vein deposits. The Damang mine which is located just west of Wassa is the only known thrust fault related deposit in the Ashanti belt. The deposit is characterized by low angle; undeformed extensional and tensional veins associated with low angle thrust faults. This type of deposit contrasts with the last type of deposit found with the belt, the multi-phase folded Wassa vein deposit. The Wassa mineralization consists of greenstone-hosted, low sulphide hydrothermal deposits where gold mineralization occurs within folded quartz-carbonate veins, as illustrated in Figure 8-1. The Wassa deposit can therefore be classified as an Eoeburnean folded vein system and is the only such deposit recognized to date within the Ashanti belt.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

Host rocks in the Wassa mine area have been affected by at least four phases of ductile deformation, producing a polyphase fold pattern at the mine scale. Discrete high-strain zones locally dissect this fold system. The structural history of the Wassa area is important in that the various deformational events have been responsible for the emplacement of the gold mineralization as well as the geometry of the zones themselves. Mineralized zones at the Wassa Mine are related to vein swarms and associated sulphides that formed during the Eoeburnean deformational event. All rock types underlying the Wassa Mine appear to be altered to variable degrees with the most common alteration consisting of a carbonate-silica-sulphide assemblage.

Figure 8-1 Syn-Eoeburnean veins from B-Shoot, 242 and South-east zones (modified from Perrouty et al, 2013)

8.2	Hwini Butre

The Hwini Butre deposits can be characterized as mafic intrusive hosted, orogenic shear zones. The deposits are hosted within diorite and granodiorite intrusive rocks of the Mpohor complex. The Father Brown deposit is characterized by well-developed fault-filled quartz veins (Figure 8-2), whereas the Adoikrom deposit is a shear zone hosted deposit characterized by intense potassium and silica alteration assemblage (Figure 8-3).

Analysis of geophysical surveys and topographical features have identified several north to north-northeast trending regional features running through the area which are tentatively interpreted as boundary faults along the margins of the Ashanti Belt. The Mpohor complex exhibits the underlying north-south trends but also has extensive cross cutting features present particularly in the north-west orientation. These structural features are second order or subsidiary structures splaying from primary structures.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

The Adoikrom, Father Brown and Dabokrom deposits occur in the south portion of the Mpohor complex and appear to be controlled by a series of shallow to moderately dipping faults and shear structures with dips varying from 20° to the south at Dabokrom and steepening to 65° to the northwest at Adoikrom.

Figure 8-2 Mineralization exposure in Father Brown pit, smoky quartz vein

Figure 8-3 Mineralization exposure in Adoikrom pit, potassic alteration

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

8.3	Hwini Butre

The Benso deposits can also be characterized as mafic intrusive hosted, orogenic shear zones deposits, which are hosted by Birimian metavolcanics into which coarse plagioclase porphyry units have intruded and are generally conformable with the volcaniclastic units.

At Subriso East, the metavolcanics host complex quartz vein systems associated with intense shearing and abundant sulphide mineralization (Figure 8-5). At Subriso West, the presence of intermediate porphyry intrusive appears to play a more significant role (Figure 8-4) and quartz veining is less extensive and broad scale silicification is more common. The contacts between metavolcanics and porphyry have been identified as potential targets for higher grade gold mineralization.

The mineralization hosting structures generally dip steeply towards the west with foliation generally parallel to the bedding. The aeromagnetic interpretation reveals a north to north-northeast striking fault system along the course of the Ben River with several other fracture systems also evident with strikes varying between the northwest and northeast. The Subriso East deposit is interpreted to dip less steeply to the west at approximately 50°.

Oxidation associated with weathering is variable but generally limited. The weathering forms a layer of lateritic clay rich material grading into a soft saprolite. The vertical depth is generally 10 m or less but can reach depths of 30 m in places. There is a sharp boundary between oxide and fresh material with a narrow and poorly developed transition zone.

Figure 8-4 Mineralization exposure in Subriso West pit, sheared volcanics	Figure 8-5 Mineralization exposure in Subriso East pit, fine grained pyrite

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

8.4	Chichiwelli

The Chichiwelli deposits can also be characterized as mafic intrusive hosted, orogenic shear zones, the deposits are hosted within diorite and granodiorite intrusive rocks. The mineralization zones at Chichiwelli are similar to those observed at Benso, with the mineralized hosting structures generally dipping to the east.

The Chichiwelli deposit consists of two sub-parallel mineralized trends which hosts two distinct types of mineralization, as shown in Figure 8-7 and Figure 8-6. Mineralization at the Chichiwelli West zone is shear zone hosted with a carbonate, sericite and potassic alteration assemblage, while mineralization along the Chichiwelli East trend is quartz vein associated with an ankerite and sericite alteration assemblage. Mineralization is spatially associated with pyrite at both deposits.

Figure 8-6 Mineralization at Chichiwelli East, hydrothermal veins	Figure 8-7 Mineralization at Chichiwelli West, shear hosted

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

9	Exploration

Extensive exploration work has been conducted on and around the Wassa concession. Previously, several airborne and ground geophysical surveys consisting of aero-magnetics, radiometrics and Induced Polarization (IP) were conducted on the properties. The geophysical surveys targeted geochemical anomalies, which had previously been identified following multiple stream and soil geochemical sampling programs.

9.1	Wassa

Modern exploration programs on the Wassa concession began in the early 1990s with satellite imagery and geophysical surveys which identified geophysical lineaments and anomalies over small scale and colonial mining areas. Stream and soil geochemistry sampling programs were conducted over the geophysical anomalies and identified two linear gold in-soil anomalies as illustrated in Figure 9-1.

Figure 9-1 Wassa soil geochemistry and anomalies (GSR, 2018)

Exploration drilling commenced in February 1994 and, by March 1997, a total of 58,709 m of RC and DD had been completed. In September 1997, consulting engineers Pincock, Allen and Holt completed a FS. Only minimal exploration work was conducted by SGL between the completion of the FS in 1997 and the 2001 bankruptcy.

In March 2002, GSR started an exploration program as part of a due diligence exercise following the ratification of a confidentiality agreement with the creditor of SGL. The exploration program consisted mainly of pit mapping and drilling below the pits to test the continuity of mineralization at depth. The concession was acquired later that year by GSR following the completion of the due diligence exercise. Exploration drilling resumed in November 2002 under GSR with the aim to increase the quoted reserves and resources for the feasibility, which was completed in 2003.

Simultaneously to the resource drilling program that targeted resource increases in the pit areas, GSR also undertook grass roots exploration along two previously identified mineralized trends. The 419 area was located south of the main pits and the SAK anomaly was a soil target that had never been previously drilled and was located west of the main pits. Deep auger campaigns were also undertaken in the Subri forest Reserve, which is located in the southern portion of the Wassa Mining lease.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

Figure 9-2 Wassa airborne magnetic coverage (GSR, 2004)

In March and April 2004, a high resolution, helicopter geophysical survey was carried out over the Wassa Mining Lease and surrounding Prospecting and Reconnaissance Licenses (Figure 9-2). Five different survey types were conducted, namely: Electromagnetic, Resistivity, Magnetic, Radiometric and Magnetic Horizontal Gradient. The surveys consisted of 9,085 km of flown lines covering a total area of 450 km2. Flight lines were flown at various line spacing varying between 50 to 100 m depending on the survey type. The geophysical surveys identified several anomalies with targets being prioritized on the basis of supporting geochemical and geological evidence.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

The exploration program in 2005 continued to focus on drill testing anomalies identified by the airborne geophysical survey as well as infill drilling within the pit area to expand the reserve and resource base. The resource definition drilling program focused mainly on SAK, South-East and the 419 area. The following years were subject to more infill and resource definition drilling in the pit areas at Wassa. In 2011, exploration drilling programs shifted towards drilling deep HG targets below the pits; this drilling continued until 2015. Drilling was limited in 2016 with rigs in filling the first planned stoping areas to increase confidence in the resource prior to underground mining. The 2017 drilling programs were two-fold, infilling gaps in the previous drilling with in the proposed expanded open pit as well as testing the B shoot underground mineralization both north and south, up and down plunge respectively. The southern extension drilling initiated in 2017 continued into 2019 and utilized larger drill rigs to conduct directional wedging and downhole motor work to delineate the deeper southern extensions of B and F shoot HG mineralization.

9.2	Hwini Butre

GSR acquired SJR and the Hwini Butre concession in late 2005 and commenced exploration work in early 2006. GSR exploration activities concentrated on the previously defined mineralization at Adoikrom North, Adoikrom, Dabokrom and Father Brown. The drilling program focused mainly on infill drilling and extending the continuity of the deposits at depth. The previous drilling by SJR reached a maximum vertical depth of approximately 130 m, whereas GSR extended the modelled mineralization at vertical depths of over 250 m.

GSR also undertook regional exploration programs over the concession by targeting a number of geochemical and geophysical anomalies previously identified by SJR, these anomalies were mainly tested by use of rotary air blast drilling. A combination of 4 m deep auger and shallow auger at a grid spacing of 400 m by 50 m was also carried out to further test the existing gold in soil anomalies and gaps in the geochemistry sampling over the Hwini Butre concessions.

In 2007 and 2008, GSR focused its Hwini Butre exploration activities on the northern portion of the concession where several colonial gold occurrences such as Breminsu, Apotunso, Abada, Whinnie and Guadium are located. Previous soil sampling in these areas identified several anomalies and the follow up programs included deep auger and rotary air blast drilling. A total of 1,384 auger holes and 41 RAB holes totalling 725 m were completed.

In 2009, 5,992 m RC (83 holes) and 2,100 m DD (21 holes) were completed on the Hwini Butre property (Father Brown, Adoikrom and Dabokrom) to test the strike extensions of the zones and also upgrade the existing quoted Mineral Resource. The drilling program also identified potential underground target beneath the Subriso West pit. Induced Polarization geophysical surveys were conducted over the Hwini Butre and Benso concessions in 2009. The program generated targets that were coincidental with lithological trends and gold in soil anomalies.

The resource definition drilling program continued in 2010 at Father Brown, Adoikrom and Dabokrom where 5,075 m of RC drilling (72 holes) and 5,207.3 m of DD drilling (24 holes) were completed. The drilling program also tested the underground potential of the deposits with significant success. A deep auger program totalling 746 m over 205 holes to test IP geophysical anomalies at Essaman was also completed.

In 2011 the deeper targets at Father Brown and Adoikrom were tested to evaluate the underground potential of the deposits. In all, 13 DD holes totalling 3,689.6 m were drilled at Father Brown and Adoikrom. RAB drilling, totalling 2,941 m (174 holes) were undertaken at Semkrom to test IP and aeromagnetic/radiometric anomalies. In 2012, exploration concentrated on Father Brown and Adoikrom infill and step out underground drilling program, with 33 DD holes totalling 10,094 m being completed. In 2018, exploration drilling resumed at Father Brown and Adoikrom to continue evaluating the underground potential. The program combined RC and DD holes totalling 8,236.2 m. The 2018 drilling programs rolled over into 2019 where another 28 holes were completed totaling 14,526.9 m (RC and DD ).

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

9.3	Benso and Chichiwelli

GSR acquired the Benso and Chichiwelli concessions in late 2005 and commenced exploration work in early 2006, with exploration activities focusing on the previously defined mineralization at Subriso East, Subriso West, I Zone and G Zone. The drilling program focused mainly on infill drilling and extending the continuity of the deposits at depth. The 2006 exploration program was also the focus of regional exploration programs over the concession by targeting a number of geochemical and geophysical anomalies previously identified by SJR, these anomalies were mainly tested by use of rotary air blast drilling. A combination of 4 m deep auger and shallow auger at a grid spacing of 400 m by 50 m was also carried out to further test the existing gold in soil anomalies and gaps in the geochemistry sampling over the Hwini Butre concessions.

Exploration on the Benso property in 2007 and 2008 concentrated on drill testing new zones of mineralization delineated by the RAB drilling in 2006. A total of 81 holes and 10,232.3 m of RC and DD drilling was completed at Subriso East, Subriso West, G Zone and I Zone. At Amantin, follow-up programs included deep auger sampling on a 200 by 50 m grid and RAB drilling was undertaken to test the previously defined soil anomalies. A total of 3,717 m of RAB drilling from 178 holes and 1,683.9 m of deep auger drilling over 487 holes were completed at Amantin.

The 2009 exploration program at the Benso concession focused on resource delineation and definition drilling at the Subriso East, Subriso West and G Zone deposits. A total of 3,159 m RC (35 holes) and 2,538.4 m DD were completed. IP geophysical surveys were conducted over the Benso concessions in 2009 and the program generated targets that were coincidental with lithological trends and gold in soil anomalies.

The 2010 exploration activities at Benso included the continuation of the resource delineation and definition drilling in and around the pits and also drilling off the potential underground target at Subriso West. A total of 8,815 m RC (112 holes) and 8,286.2 m DD (18 holes) were completed. A deep auger program totalling 1,114 m over 319 holes was undertaken to test IP targets at Subriso West.

In 2011, 12 DD holes, totalling 4,557 m, were drilled on the Benso property at Subriso West to close up the spacing along strike and down dip of the HG zone of mineralization intersected beneath the pit. At Amantin, a shallow RC program totalling 1,177 m (22 holes) was completed to follow up on widely spaced RAB and RC intersections from earlier drilling programs. A deep auger (6 m) program totalling 907.5 m from 174 holes were completed at K Zone and I Zone to test additional targets generated by IP survey program.

Exploration activity at Benso in 2012 was limited to structural interpretation of the controls on mineralization to determine the underground potential at Subriso West.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

10	Drilling

Wassa is an advanced property so details of all drill results are not required in this report. This section provides an overview of drilling and representative plans and cross-sections are shown in Section 7.2.

10.1	Surface Drilling

Drilling is carried out by a combination of DD, RC and RAB techniques. In general, RAB is used at early stages for follow up to soil geochemical sampling and, during production, for testing contacts and mineralization extensions around the production areas. RAB has a maximum drilling depth of 30 m.

RC pre-collar with diamond core tails drilling is used as the main method for obtaining samples for Mineral Resource estimation and is carried out along drill lines spaced between 25 and 50 m along prospective structures and anomalies defined from soil geochemistry and RAB drilling. RC drilling is typically extended to depths of in the order of 100-125 m. The DD method is used to provide more detailed geological data and where more structural and geotechnical information is required. Generally, the deeper intersections are also drilled using DD and, as a result, most section lines contain a combination of RC and DD drilling.

RC and DD drilling was conducted with a GSR geologist was on site to align the drill rig and check the drill head dip and azimuth. Downhole surveying was conducted using a single shot camera, for RC and DD holes at the bottom of holes exceeding 30 m depths and then taken progressively every 30 m up hole. The single shot camera recorded the dip and azimuth for each surveys which was validated and recorded by the GSR geologists or was recorded by a Reflex survey instrument and captured in the database as well as being filed in the respective drillhole file folders on site.

Drilling depths at Wassa Main have generally been less than 250 m but with the discovery of higher grades below the Wassa Main pit in late 2011, hole depths have increased. In the 1st half of 2014, two gyro survey instruments were utilized to resurvey several of the deeper holes. In total, 153 holes, drilled during 2012 to 2014, were resurveyed. The gyro survey readings were conducted every 10 m both in and out of the hole and the values were then averaged. The 153 gyro surveyed holes were updated in the database and subsequently used for the resource estimates. The gyro surveys showed that there was some deviation in the holes below 250 m drilled depth. Deviations varied from location to location depending on drill orientation with a general tendency for the hole to steepen and swing to the north.

Drilling of the deeper targets at Wassa has required the use of directional drilling methods. The deeper holes, often exceeding 1000 meters, are drilled from surface using HQ sized core and this initial hole (referred to as the “mother” hole) is drilled to the depth where the first directional hole would be started. The directional hole (or “daughter” hole) is drilled using a smaller core size, NQ and is deviated from the mother hole initially using a casing wedge which is oriented in the direction of the mineralized target. Once the initial deflection has been achieved with the wedge, the hole deviation can be controlled using a down hole directional motor which can change the dip and azimuth of the hole by approximately plus or minus 1.5 degrees over a 10-metre run. The direction of the hole can also be controlled by using various combinations of down hole stabilizers and drill bits. The step out deeper drilling fences typically involve two mother holes with three to four daughter holes from each of these. The deeper holes are surveyed, down hole with either a Reflex multi-shot or gyro survey instrument. The surveys are taken while the hole is being drilled as well as every 10 to 15 meters from the bottom of the hole once it has been completed.

Exploration data used in the Long-Range model for the Mineral Resource is summarized in Table 7-1.

The majority of the drilling has been conducted by GSR, although there are some drillholes completed by previous concession owners that have been used to inform the Wassa long-range model (by SGL) and Hwini Butre and Benso models (by SJR). Where drill data by prior ownership is used the data has be validated and checked to the satisfaction of the QP for inclusion to inform interpretation and grade estimates.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

Table 10-1 Exploration data used for Mineral Resource models

Data Source	Purpose	No. Holes	Drill Metres
	Grade Control (RC)	24,957	642,470
Pre-Existing (Dec18 Report)	Exploration (RC, DD)	3,422	500,282
	UG Operational (DD)	847	93,896
	Grade Control (RC)	411	12,142
2019-2020	Exploration (RC, DD)	59	48,036
	UG Operational (DD)	371	56,914
Total		30,067	1,353,740

All drillhole collars were surveyed using a Nikon Total Station (DTM-332) or Sokkia Total Station by a GSR surveyor. Individual RC and DD holes are identified and marked in the field with poly-vinyl chloride (PVC) pipes. RAB drill holes were surveyed in the field and identified and marked with wooden pegs.

10.2	Underground Drilling

Underground diamond drilling is performed using electric-hydraulic diamond drills utilizing the underground mine’s 1,000 V power supply. Core drilled underground is HQ (63.5mm), NQ (47.6 mm) or NQ2 (50.6 mm) in core size. The final drilling density for classification as Measured Mineral Resource is designed to be 15 m along strike and 13 m down dip, or tighter. With the orebody generally striking north-south (on the mine grid), typical drilling azimuths range +/-30 degrees each side of 090˚ or 270˚ azimuth, depending on whether the drills are set up on the hangingwall or footwall side of the orebody. Dips generally range between +30˚ to -60˚.

Downhole surveying is conducted using a Reflex multi-shot downhole surveying tool. When collaring, a single survey is taken at 10-12m depth. At the first survey, the drill hole orientation must fall within ±2o azimuth and ±1.5o dip tolerance, when compared to design. For any hole where the first survey falls outside of tolerance, the geologist has the discretion to either terminate the drill hole and re-collar at the drilling company’s expense, or to continue the hole. At the completion of the drill hole, multi-shot surveys are collected at 15 m intervals on the way out. All downhole surveys are collected by the underground mine geologists. The drilling crews do not perform the surveys themselves.

Drill hole collar locations are captured by the underground mine surveying team. The surveyors use either a Leica TS15 total station, or a Leica TS16 total station to record the collar position in X, Y, Z location. The total station is accurate to less than two seconds in azimuth. In cases where the mine surveyors cannot identify the drill hole collar site, the designed collar coordinates are recorded in the databases.

The Short-Range grade model used for calculation of the December 2020 Mineral Resource estimate, within the active mining area, was completed in December 2020 and utilized 273 additional underground holes totaling 34,275 meters.

10.3	Sampling

A standard approach to drilling and sampling on all GSR projects in Ghana. Sampling is typically carried out along the entire mineralized drilled length.

Sample recovery is good across all deposits drilled to date. Ground conditions are generally good and air drilling techniques (AC/RAB and RC) are avoided below the groundwater table where DD is applied.

For RC drilling, samples are collected every 1 m. Where DD holes have been pre-collared using RC, the individual 1 m RC samples are combined to produce 3 m composites which are then sent for analysis. Should any 3 m composite sample return a significant gold grade assay, the individual 1 m samples are then sent separately along with those from the immediately adjacent samples.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

10.3.1	Diamond Drillholes

DD samples are collected, logged and split with a diamond rock saw in maximum 1.2 m lengths. The core is cut according to mineralization, alteration or lithology. The core is split into two equal parts along a median to the foliation plane using a core cutter. The sampling concept is to ensure a representative sample of the core is assayed. The remaining half core is retained in the core tray, for reference and additional sampling if required.

10.3.2	RC Drillholes

RC sampling protocols were established in 2003. The composite length of 3 m has been established to allow a minimum of at least two composites per drillhole intersection based on experience from exploration drilling and mining. The hangingwall and footwall intersections can generally be easily recognized in core from changes in pyrite content and style of quartz mineralization.

The 3 m composite sampling methodology is:

•	A sample of each drilled meter is collected by fitting a plastic bag on the lower rim of the cyclone to prevent leakage of material;
•	Bag is removed once the “blow-back” for the meter has been completed and prior to the commencement of drilling the subsequent meter;
•	Both the large plastic sample bags and the smaller bags are clearly and accurately labelled with indelible ink marker prior to the commencement of drilling. This is to limit error and confusion of drilling depth while drilling is proceeding;
•	3 m composite samples are taken by shaking each of the 1 m samples (approximately 20 kg) and taking equal portions of the 3 consecutive samples into a single plastic bag to form one composite sample (approximately 3 kg);
•	Composite samples are taken using tube sampling, which uses a 50 mm diameter PVC tube which has been cut at a low oblique angle at one end to produce a spear of approximately 600 mm length;
•	The technique assumes that a sample from the cyclone is stratified in reverse order to the drilled interval. A representative section through the entire length of the collected sample is considered to be representative of the entire drilled interval;
•	PVC tube is shuffled from the top to bottom of the sample, collecting material on the way. The “shuffling” approach ensures sample accumulated in the tube does not just push the remaining sample away; and
•	Material in the tube is emptied into the appropriately labelled sample bag and in the case of 3 m composite samples, stored separately from the 1 m samples.

The 1 m sample collection methodology is:

•	1 m re-sampling of selected mineralized composite zones using the 20 kg field samples is undertaken with a single stage riffle splitter;
•	Splitter is clean, dry, free of rust, and damage is used to reduce the 20 kg sample weight to a 3 kg fraction for analysis;
•	Care is taken to ensure that the sample is not split when it is transferred to the splitter, and is evenly spread across the riffles;
•	When considered necessary, the sample is assisted through the splitter by tapping the sides with a rubber mallet;
•	Excessively damp or wet samples are not put through the splitter, but tube-sampled or grab-sampled in an appropriate manner. Alternatively, the sample is dried before splitting. A common sense approach to wet sampling is adopted on a case by case basis;

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

•	Clods of samples are not forced through the splitter, but apportioned manually in a representative manner; and
•	Splitter is thoroughly cleaned between each sample using a brush. Where possible, the splitter is cleaned using an air gun attached to the drill rig compressor.
10.3.3	RAB/AC Drilling

RAB and Air Core (AC) drilling is used for exploration but is not used to inform any of the current Mineral Resource estimates.

RAB and AC samples are collected and bagged at 1 m intervals. As the samples are generally smaller in size than the RC samples, 3 m composites are prepared by shaking the samples thoroughly to homogenize the sample, before using the PVC tube to collect a portion of the three individual 1 m samples. After positive results from the 3 m composites, the individual 1 m samples are split to approximately 2 to 3 kg using the Jones riffle splitter and then submitted to the laboratory for analysis.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

11	Sample Preparation, Analyses and Security

The measures implemented by GSR related to sample preparation, analysis and security are considered by the Qualified Person to be consistent with standard industry practice and of sufficient quality to include in the estimation of Mineral Resources.

11.1	Sample Preparation

Sample preparation on site is restricted to core logging and core cutting or RC and RAB sample splitting. The facilities consist of enclosed core and coarse reject storage facilities, covered logging sheds and areas for the splitting of RC and RAB samples. Sub-sampling of RC and RAB samples is carried out using a Jones Riffle splitter.

11.2	Sample Dispatch and Security

Samples are collated at the mine site after core cutting or sample splitting and then transported to the primary laboratory for the completion of the sample preparation and chemical analysis. Samples are trucked by road to the laboratories in Tarkwa.

Sample security involves two aspects, namely, maintaining the chain of custody of samples to prevent inadvertent contamination or mixing of samples, and rendering active tampering of samples as difficult as possible.

The transport of samples from site to the laboratory is by road using a truck dispatched from the laboratory. As the samples are loaded, they are checked and the sample numbers are validated. The sample dispatch forms are signed off by the driver and a company representative. The sample dispatch dates are recorded in the sample database as well as the date when results are received.

No specific security safeguards have been put in place by GSR to maintain the chain of custody during the transfer of core between drilling sites, the core library, and sample preparation and assaying facilities. Core and rejects from the sample preparation are archived in secure facilities at the core yard and remain available for future testing.

11.3	Laboratory Procedures

Sample assays have been performed at either the Wassa Site Lab, SGS or Intertek (formerly named TWL). Both commercial labs are located at Tarkwa. GSR submits quality control samples to each lab for testing purposes.

Both SGS and Intertek laboratories are independent of GSR and are accredited for international certification for testing and analysis.

•	SGS, Minerals Division – Tarkwa: ISO 17025 and ISO 9001; and
•	Intertek Minerals Ltd, Tarkwa: ISO/IEC 17025.

The sample preparation and analysis processes at the Wassa Site Laboratory (WSL), Intertek, and SGS differ slightly. WSL was used as the primary laboratory for 3 m composite and grade control RC drill samples from July 2007 onwards. The laboratory had previously operated as a metallurgical sample processing laboratory at the Wassa mine site.

11.3.1	Wassa Site Laboratory

The sample preparation and analysis process at the WSL is as follows:

•	Sample reception, sorting, labelling and loading;
•	Dry entire sample (3 kg) at 110°C for between 4 and 8 hours;
•	Jaw crush entire sample to 3 mm, and secondary Keegor crusher to 1 mm;
•	Split 3 kg sample and pulverize for 3 to 8 minutes to 95% passing 75 µm;

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

•	Sample homogenization using a mat rolling technique, and sub-sample 1 kg into bulk leach extractable gold (BLEG) roll bottle;
•	Bottle roll for 6 hours with LeachWellTM accelerant. Allow to settle for 30 to 60 minutes;
•	Filter 20 ml aliquot from bottle;
•	Di-isobutyl Ketone extraction and atomic absorption spectroscopy (AAS) determination of gold content; and
•	1 in 10 residue samples are retained for gold determination using fire assay.
11.3.2	Transworld/Intertek

TWL (now Intertek) was the primary laboratory for core samples until July 2007, when it was discontinued due to the following issues:

•	Contamination due to poor dust control in pulverizing area of the laboratory. Use of dust attracting cloth gloves for sample handling. BLEG aliquot preparation area containing dirt and liquids, which may result in sample cross-contamination.
•	Large fluctuation in employee numbers (60 to 180), which resulted in a risk of training and quality control issues when increasing employment numbers over a short period of time.
•	The use of a manual data tracking and capture system, which increased risk of data entry errors. GSR considered this to be a sub-optimal process for a commercial laboratory.

The sample preparation and analysis process used by TWL is illustrated in Figure 11-1.

Figure 11-1 Transworld Laboratories sample processing flow sheet

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

11.3.3	SGS Tarkwa

The SGS laboratory (Tarkwa) was used for drill core samples from July 2007, to August 2017, with the sample preparation and analysis process as follows:

•	Sample received, entered in LIMS, worksheets, printed and samples sorted;
•	Samples emptied into aluminium dishes;
•	Dry entire sample at between 105 and 110°C for 8 hours;
•	Jaw crush entire sample to 6 mm;
•	Split sample using a single stage riffle splitter, to result in a 1.5 kg sub-sample;
•	Pulverize sub-sample for 3 to 5 minutes, to give 90% passing 75 µm;
•	Sample homogenization using a mat rolling technique, and put 1 kg of sample into the BLEG roll bottle;
•	Remaining sample is retained as pulp and crushed sample duplicates;
•	Bottle roll for 12 hours with LeachWellTM accelerant. Allow to settle for 2 hours;
•	Filter 50 ml of aliquot; and
•	Di-isobutyl Ketone and AAS for gold grade determination.

During 2017, GSR discontinued using SGS laboratories and began shipping samples to Intertek Laboratories. The Intertek lab sample flow sheet is shown in Figure 11-2. The reason for the change was poor sample result turn-around time. Since the prior issues with Transworld/Intertek, ownership of TWL had changed to Intertek who had implemented internationally recognised standards with changes in management and procedures.

Figure 11-2 Intertek sample processing flow sheet

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

11.4	Quality Control and Quality Assurance

Quality control measures are set in place to ensure the reliability and trustworthiness of assay data, and to ensure that it is of sufficient quality for inclusion in the subsequent Mineral Resource estimates. Quality control measures include written field procedures and independent verifications of aspects such as drilling, surveying, sampling and assaying, data management and database integrity. Appropriate documentation of quality control measures and analysis of quality control data are an integral component of a comprehensive quality assurance program and an important safeguard of project data.

The field procedures implemented by GSR are comprehensive and cover all aspects of the data collection process such as surveying, drilling, core and RC cuttings handling, description, sampling and database creation and management. At Wassa, each task is conducted by appropriately qualified personnel under the direct supervision of a qualified geologist. The measures implemented by GSR are considered to be consistent with industry best practice.

The quality controls employed by GSR include:

•	Field duplicates used to check sampling precision and deposit variability. Two separate samples are collected at the drill site and bagged separately from which two individual samples are produced. The results of these checks can be useful in highlighting natural variability of the grade distribution.
•	Pulp duplicates used as a check of sampling precision and coarse gold in pulps. Two separate pulp samples are prepared from a single coarse reject after sample splitting and on site preparation. The results are useful in indicating problems with sample preparation and splitting.
•	Repeats as a check of analytical precision and coarse gold. Two separate aliquots are prepared from separate samples taken from the original coarse reject and the two samples results are compared.
•	Blanks for highlighting contamination problems and cross labelling when samples are mislabelled in the laboratory.
•	Standards as a check of analytical precision and accuracy.

GSR relies on both the laboratory operators QA/QC processes for assaying, as well as GSR’s own independent QA/QC program. The GSR program includes inserting blanks, certified reference materials (otherwise known as standards), and pulp or coarse reject duplicates into sample batches, before sample submission to the lab. GSR also provides sample dispatch lists to the laboratories, to ensure that all samples dispatched from site are received at the lab.

GSR has supplied QA/QC reports to various consultants over the numerous drilling campaigns since 2004, and a summary of the historical and current QA/QC results is included here.

11.4.1	Comparison of Assay Methodologies

In 2003, during open-pit operations, it was recognized that there was a variance between primary and duplicate assay grades of the same sample, as well as a variance between the planned mine grade to the mill reconciled grade. The conventional 50g fire assay being used at the time displayed poor reproducibility between field duplicates. This effect was also evident between pulp duplicates; although not as marked. The conclusion was that a component of coarse gold was present in the samples, and contributed to poor reproducibility between samples. It was recommended to switch to an analytical process that made use of significantly larger sample masses, such as LeachWell™ assays.

To address this, GSR changed the assay procedure from the 50 gram fire assay method to a 1kg BLEG assay, with a LeachWellTM accelerant. Gold grade was determined using an AAS finish. Initially, samples were split by a rotary splitter and leached for six hours. Following the analysis of the leach tailings, the leach time was extended to 12 hours.

Due to time constraints, the use of the rotary splitter was discontinued and a Jones Riffle splitter was used to split sub-samples from the larger RC drill hole samples. The difference between the reproducibility of fire assay versus larger BLEG assays is illustrated in Figure 11-3. It shows a significant improvement with respect to sample reproducibility between the fire assay and the BLEG methodologies. Using BLEG, 80% of pairs report Half Absolute Relative Difference (HARD) precisions of less than 17%, compared to the 35% precision attributable to the fire assay method. SRK recommended that GSR continue to monitor the reproducibility of the sample grades from the paired data analysis.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

Figure 11-3 HARD plot comparing fire assay and BLEG for field duplicates

11.4.2	Repeat (Coarse Reject) Duplicates 2011 to 2013

From 2011, GSR discontinued the use of pulp samples for determining repeatability. Instead, coarse reject material (leftover material from the laboratory primary crush stage) was used as duplicate sample material.

During the sample prep stage, after the drill core passed through primary crushing, the excess coarse reject material was collected and returned to Wassa. This material was then re-numbered and re-submitted to the laboratory for repeat analysis. Coarse reject duplicates were used to monitor the sample preparation processes of the laboratory.

The HARD plot of all coarse rejects for 2011 is presented in Figure 11-4. The results of this HARD analysis show that approximately 89% of the 369 coarse duplicate samples fall within approximately 20% error and 76% fall within 10% error. This is acceptable for gold deposits of this type.

The HARD plot of all coarse rejects for 2012 is presented in Figure 11-5. The results of this HARD analysis show that approximately 83% of the 2,173 coarse duplicate samples fall within approximately 20% error and 60% fall within 10% error. This is acceptable for gold deposits like Wassa.

The HARD plot of all coarse rejects for 2013 is presented in Figure 11-6. The results of this HARD analysis show that approximately 82% of the 2,962 coarse duplicate samples fall within approximately 20% error and 56% fall within 10% error. This is considered to be acceptable for Wassa.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

Figure 11-4 HARD plot of all coarse rejects (2011) from SGS

Figure 11-5 HARD plot of all coarse rejects (2012) from SGS

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

Figure 11-6 HARD plot of all coarse rejects (2013) from SGS

11.4.3	QA/QC Data Summary 2014 to early 2017

The analytical quality control data produced between 2014 and early 2017 is summarized in Table 11-1. The data represents approximately 16% of the total number of entire samples for this period.

Table 11-1 Summary of analytical quality control data from 2014 to early 2017

	SGS		WGS		Total		Comment
	no.	%	no.	%	no.	%
Sample Count	61,943		96,596		158,539
Blanks	622	1.0%	6,159	6.4%	6,781	4.28%	Coarse Sand
QC Samples	4,564	7.4%	4,302	4.5%	8,866	5.6%
ST074/9453	575		766		1,341		0.21 g/t
ST14/9501	-		405		405		0.43 g/t
ST16/9487	264		419		683		0.49 g/t
ST626	664		-		664		0.51 g/t
ST06/9481	89		280		369		1.02 g/t
ST06/7384	167		-		167		1.08 g/t
ST588	-		763		763		1.60 g/t
ST39/6373	-		168		168		1.67 g/t
ST602	324		-		324		1.91 g/t
ST482	635		516		1,151		1.94 g/t
ST575	476		-		476		2.43 g/t
G914-2	14		-		14		2.45 g/t
ST596	61		-		61		2.51g/t
ST37/6374	-		30		30		3.33 g/t
ST43/7370	-		955		955		3.37 g/t
G910-3	12		-		12		4.03 g/t
ST48/8462	175		-		175		4.82 g/t
ST517	1,108		-		1,108		5.23 g/t
GC Field Duplicates	6,567	10.6%	-		6,567	4.1%
Coarse Reject Duplicates	-	-	3,802	3.9%	3,802	2.4%
Total QC Samples	11,753	19.0%	14,263	14.8%	26,016	16.4%

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

11.4.4	Repeat (Coarse Reject) Duplicates 2014 to October 2020

Coarse reject samples from SGS and Intertek sample splits were re-numbered and re-submitted for repeat analyses. Coarse reject duplicates were used to monitor the sample preparation stage at a laboratory.

Analysis of the HARD plots of coarse reject duplicates processed by SGS and Intertek suggested that approximately 56% to 69% of gold assay samples had a HARD below 10% error. Approximately 77% to 96% coarse duplicate samples fell within approximately 20% error. This variance is typical of coarse reject duplicate pairs in gold deposits; indicating that SGS and Intertek can reasonably reproduce this type of paired data.

The HARD plot of all coarse rejects for 2014 is presented in Figure 11-7. The results of this HARD analysis show that approximately 83% of the 2,145 coarse duplicate samples fall within approximately 20% error and 56% fall within 10% error. This is considered to be acceptable for Wassa.

Figure 11-7 HARD plot of all Surface Drilling coarse rejects (2014) from SGS

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

The HARD plot of all surface drilling coarse rejects for 2015 is presented in Figure 11-8. The results of this HARD analysis show that approximately 88% of the 641 coarse duplicate samples fall within approximately 20% error and 69% fall within 10% error. This is considered to be acceptable for Wassa.

Figure 11-8 HARD plot of all Surface Drilling coarse rejects (2015) from SGS

The HARD plot of all coarse rejects for 2016 is presented in Figure 11-9. The results of this 83% of the 355 coarse duplicate samples fall within HARD analysis show that approximately 20% error and 61% fall within 10% error. This is considered to be acceptable for Wassa.

Figure 11-9 HARD plot of all Surface Drilling coarse rejects (2016) from SGS

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

The HARD plot of all surface drilling coarse rejects for 2017 is presented in Figure 11-10. The results show that approximately 85% of the 750 coarse duplicate samples fall within approximately 20% error and 62% fall within 10% error. This is considered to be acceptable for Wassa.

Figure 11-10 HARD plot of all Surface Drilling coarse rejects (2017) from SGS and Intertek

The HARD plot of all surface coarse rejects for 2018 is presented in Figure 11-11. The results show that approximately 77% of the 2,399 coarse duplicate samples fall within approximately 20% error and 56% fall within 10% error. This is considered to be acceptable for Wassa.

Figure 11-11 HARD plot of all Surface Drilling coarse rejects (2018) from Intertek

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

The HARD plot of all Surface drilling coarse rejects for 2019 (plus some 2018 results which were not included in 2018 results) is presented in Figure 11-12. The results show that approximately 84% of the 4,079 coarse duplicate samples fall within approximately 20% error and 64% fall within 10% error. This is considered to be acceptable for a Wassa.

Figure 11-12 HARD plot of all Surface Drilling coarse rejects (2019) from Intertek

The HARD plot of Underground drill core coarse rejects values for January to October 2020 is presented in Figure 11-13. The results show that approximately 87% of the 1,280 coarse duplicate samples fall within approximately 20% error and 63% fall within 10% error. This is considered to be acceptable for Wassa.

Figure 11-13 HARD plot of all Surface Drilling coarse rejects (2020 Jan-Aug) from Intertek

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

The HARD plot of coarse rejects values for the Father Brown and Adoikrom (HBB) drilling for 2018 and 2019 surface drilling is presented in Figure 11-14. The results of this HARD analysis show that approximately 86% of the 946 coarse duplicate samples fall within approximately 20% error and 70% fall within 10% error. This is considered to be acceptable for these deposits.

Figure 11-14 HARD plot of all Surface Drilling coarse rejects for 2018-19 for Father Brown & Adoikrom, from Intertek

11.4.5	Certified Reference Material

CRM material (otherwise known as standards) are used to monitor the accuracy, precision, and reproducibility of the assay results. CRM materials were sourced from Geostats Pty Ltd. , and Gannet Holdings Pty Ltd. Although the CRM material can be easily identified by the laboratory, the grade of the standard is difficult to determine due to the large number of different standards used. Standards in use between January 2003 and October 2020 are shown in Table 11-2 through to Table 11-12.

A total of 16,100 standards were submitted to SGS between 2008 and 2017. The standards submitted largely performed within expected ranges and mean grades, similar to the expected values. Results indicate that SGS reported assay values both higher and lower than the certified mean value, with some variation to the detection limit. That said, 96% or more of the determinations typically fell within +/–5% of the mean value. Standards submitted to SGS from 2014 to 2017 performed much better with 100% of the determinations falling within +/–3% of the mean value and 75% falling within +/- 2% of the mean value.

A total of 4,320 standards were submitted to the Wassa site laboratory between 2014 and 2017. Standards analyzed by Wassa site lab performed marginally worse with some individual samples beyond two standard deviations of the expected value. These results could possibly be due to the mislabeling of samples. Due to the lower accuracy of the Wassa site lab, along with the slowing down of open-pit operations, in-house assaying was phased out during 2017.

In 2018, GSR began using Intertek Laboratory, as its primary laboratory. A total of 400 CRM were submitted in 2018, with the UG drill core sample batches, with 89 percent or more of the determinations typically falling within +/–2% of the expected value. Between January, 2019 – October, 2020, a total of 20,053 CRMs were submitted to Intertek with the underground core samples batches, with 77 percent of the determinations typically falling within +/–2% of the expected value.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

The surface drilling programs in 2019 submitted an additional 2,584 CRM’s with the RC and diamond core samples. These samples were also submitted to Intertek laboratories in Tarkwa and 100% of the samples returned determinations falling with +/–2% of their certified value.

The HBB drilling program also utilized Intertek Laboratories, with 867 CRM’s being submitted with the RC and core samples sent to the lab. The CRM’s returned 79 percent of the determinations typically falling within +/–2% of the certified value.

In general, the performance of the standards inserted with samples submitted for assaying at SGS, Intertek and Wassa site laboratories is acceptable. The majority of the failures appear to be caused by the mislabelling of samples.

Table 11-2 CRM for 2003-2007 (TWL)

Standard	Certified Mean (Au g/t)	Samples Submitted (no.)	Mean Assay Grade (Au g/t)	Laboratory Bias
Gannet A	0.22	196	0.22	0%
Gannet B	2.52	185	2.57	+2%
Gannet C	3.46	21	3.53	+2%
Gannet D	3.40	75	3.40	0%
Gannet E	2.36	77	2.45	+4%
Gannet F	0.78	47	0.75	-4%
Gannet G	3.22	82	3.02	-6%
Gannet M	1.18	159	1.28	+2%
Gannet N	0.50	171	0.49	-2%

Table 11-3 Geostats CRM for 2008-2012 (SGS)

Standard	Certified Mean (Au g/t)	Samples Submitted (no.)	Mean Assay Grade (Au g/t)	Laboratory Bias
G901-10	0.48	82	0.51	+6%
G305-3	0.71	14	0.66	-7%
G901-2	1.70	32	1.54	-9%
G906-4	1.90	137	1.99	+5%
G999-4	2.30	36	2.40	+4%
G302-2	2.44	70	2.50	+2%
G901-1	2.50	38	2.38	-5%
G396-9	2.60	29	2.39	-8%
G900-7	3.19	193	3.22	+1%

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

Table 11-4 Gannet CRM for 2008-2012 (SGS)

Standard	Certified Mean (Au g/t)	Samples Submitted (no.)	Mean Assay Grade (Au g/t)	Laboratory Bias
ST07/9453	0.21	476	0.21	+2%
ST14/9501	0.43	447	0.42	-3%
ST16/9487	0.49	110	0.51	+3%
ST16/5357	0.52	654	0.52	0%
ST486	0.57	124	0.54	-5%
ST17/2290	0.78	14	0.79	+2%
ST481	1.02	32	1.05	+3%
ST06/5356	1.04	115	1.06	+2%
ST322	1.04	18	1.07	+3%
ST06/7384	1.08	1881	1.04	-4%
ST384	1.08	173	1.06	-2%
ST39/6373	1.67	117	1.74	+4%
ST09/7382	1.93	205	1.87	-3%
ST482	1.94	695	1.98	+2%
ST5355	2.37	145	2.39	+1%
ST05/9451	2.45	538	2.53	+3%
ST05/6372	2.46	168	2.44	-1%
ST05/2297	2.56	78	2.49	-3%
ST486	2.63	49	2.59	-5%
ST10/9298	3.22	132	3.30	+3%
ST37/6374	3.33	129	3.08	-7%
ST43/7370	3.37	834	3.33	+1%
ST5359	3.91	131	3.97	+1%
ST359	3.93	87	3.96	+1%
ST48/8462	4.82	508	4.89	+1%

Table 11-5 Gannet CRM for 2013 (SGS)

Standard	Certified Mean (Au g/t)	Samples Submitted (no.)	Mean Assay Grade (Au g/t)	Laboratory Bias
ST07/9453	0.21	645	0.22	+4%
ST14/9501	0.43	402	0.50	+17%
ST06/7384	1.08	39	1.05	-3%
ST482	1.94	528	1.99	+2%
ST05/6372	2.46	665	2.48	+1%
ST37/6374	3.33	579	3.29	-1%
ST48/8462	4.82	187	4.89	+1%

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

Table 11-6 Gannet CRM for 2014-2017 (SGS)

Standard	Certified Mean (Au g/t)	Samples Submitted (no.)	Mean Assay Grade (Au g/t)	Laboratory Bias
ST07/9453	0.21	575	0.21	0%
ST16/9487	0.49	264	0.49	0%
ST626	0.51	664	0.50	-2%
ST06/9481	1.02	89	1.03	+1%
ST06/7384	1.08	167	1.05	-3%
ST602	1.91	324	1.97	+3%
ST482	1.94	635	2.00	+3%
ST575	2.43	476	2.44	0%
G914-2	2.45	14	2.46	0%
ST596	2.51	61	2.51	0%
G910-3	4.03	12	3.96	-2%
ST48/8462	4.82	175	4.91	+2%
ST517	5.23	1108	5.20	-1%

Table 11-7 Gannet CRM for 2014 to 2017 (Wassa Site Lab)

Standard	Certified Mean (Au g/t)	Samples Submitted (no.)	Mean Assay Grade (Au g/t)	Laboratory Bias
ST07/9453	0.21	766	0.21	0%
ST14/9501	0.43	405	0.43	0%
ST16/9487	0.49	419	0.50	+2%
ST06/9481	1.02	280	1.00	-2%
ST588	1.6	763	1.61	+1%
ST482	1.94	516	1.95	+1%
ST37/6374	3.33	30	3.31	-1%
ST43/7370	3.37	955	3.36	0%
ST39/6373	1.67	168	1.66	-1%

Table 11-8 Gannet CRM for 2018 (Intertek)

Standard	Certified Mean (Au g/t)	Samples Submitted (no.)	Mean Assay Grade (Au g/t)	Laboratory Bias
G913-10	7.10	14	6.94	-2%
G915-3	9.22	23	8.98	-3%
G911-4	2.45	32	2.45	0%
G316-7	5.79	22	5.78	0%
G314-5	5.30	42	5.23	-1%
G314-3	6.68	7	6.59	-1%
ST588	1.6	69	1.60	0%
ST575	2.43	40	2.48	+2%
ST37/6374	3.33	22	3.15	-6%
ST43/7370	3.37	34	3.29	-2%
ST73-8281	1.52	95	1.51	0%

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

Table 11-9 Gannet CRM for 2019 Wassa UG (Intertek)

Standard	Certified Mean (Au g/t)	Samples Submitted (no.)	Mean Assay Grade (Au g/t)	Laboratory Bias
ST638	5.29	2,652	5.14	-3%
ST675	4.91	3,308	4.99	+2%
ST43/7370	3.37	1,390	3.30	-2%
ST575	2.43	1,717	2.39	-2%
G912-3	2.1	254	2.06	-2%
ST601	2.09	2,734	2.06	-1%
ST602	1.91	1,010	1.97	+3%
ST588	1.6	3,488	1.59	-1%

Table 11-10 Gannet CRM for 2020 Jan-Oct, Wassa UG (Intertek)

Standard	Certified Mean (Au g/t)	Samples Submitted (no.)	Mean Assay Grade (Au g/t)	Laboratory Bias
ST638	5.29	853	5.07	-4%
ST675	4.91	335	4.99	+2%
ST43/7370	3.37	432	3.33	-1%
ST575	2.43	455	2.39	-2%
ST601	2.09	707	2.10	0%
ST602	1.91	171	2.00	+5%
ST588	1.6	547	1.60	0%

Table 11-11 Gannet CRM for 2019 Wassa surface drilling (Intertek)

Standard	Certified Mean (Au g/t)	Samples Submitted (no.)	Mean Assay Grade (Au g/t)	Laboratory Bias
ST588	1.60	453	1.58	-2%
ST601	2.09	523	2.06	-1%
ST575	2.43	388	2.38	-2%
ST43/7370	3.37	257	3.29	-2%
ST675	4.91	584	5.02	+2%
ST638	5.29	379	5.18	-2%

Table 11-12 Gannet CRM for 2018-2019 Father Brown/Adoikrom surface drilling (Intertek)

Standard	Certified Mean (Au g/t)	Samples Submitted (no.)	Mean Assay Grade (Au g/t)	Laboratory Bias
ST588	1.60	100	1.57	-2%
ST602	1.91	161	1.97	+3%
ST601	2.09	8	2.00	-4%
G912-3	2.10	148	2.05	-2%
ST575	2.43	340	2.39	-2%
ST43/7370	3.37	7	3.24	-4%
ST675	4.91	98	5.03	+2%
G915-3	9.22	5	8.72	-5%

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

11.4.6	Blanks

Blank samples are routinely inserted into the sample stream to check for possible sample contamination during the preparation and assaying process.

Pre-August 2018, the blank material used by GSR, Wassa consisted of coarse sand. The blank samples sent to SGS laboratory consistently yielded values at or below the detection limit, with zero samples yielding a value over 10 times the detection limit of gold. With no failures, the sample blanks performed extremely well and indicated minimal, if any, sample contamination during assaying. From August 2018 to date, coarse aggregate material (crushed granite) from the Winneba belt has been used as blank material and inserted into the sample stream. These blanks have performed extremely well over the years as a check for cross-contamination during sample preparation at Intertek.

From 2014 to 2017, blank material processed at the Wassa site laboratory performed more poorly, with some samples yielding values close to, or above, 10 times the detection limit of gold. Over time, from 2014 to 2016, the blank samples’ performance noticeably declined. Further investigation of anomalously high values indicated contamination in the sample preparation process in some cases. The Wassa site laboratory was primarily used for assaying open pit grade control samples, with a very limited number (13) of underground diamond drill holes processed by the Wassa site lab during 2017.

External lab analysed blank assay data from 2011 to Oct 2020 included 15,073 assays, all assayed by either SGS or Intertek. Summary statistics for the blank material assays are shown in Table 11-13, Table 11-14 and Table 11-15.

Table 11-13 Blank sample summary statistics 2011 to Oct-2020

Sample Type	Year	Number	Minimum (Au g/t)	Maximum (Au g/t)	Median (Au g/t)	Mean (Au g/t)
Blanks	2011	278	0.01	0.01	0.01	0.01
Blanks	2012	194	0.01	0.27	0.01	0.01
Blanks	2013	210	0.01	0.11	0.01	0.01
Blanks	2014	56	0.01	0.07	0.01	0.02
Blanks	2015	69	0.01	0.03	0.01	0.01
Blanks	2016	553	0.01	0.03	0.01	0.01
Blanks	2017	930	0.01	0.04	0.01	0.01
Blanks	2017	498	0.01	0.03	0.01	0.01
Blanks	2018	1,089	0.005	0.66	0.01	0.01
Blanks	2019	7,177	0.005	0.08	0.01	0.01
Blanks	2020	2,074	0.005	0.08	0.01	0.01

Table 11-14 Blank sample summary statistics 2019, Wassa surface drilling (Intertek)

Sample Type	Year	Number	Minimum (Au g/t)	Maximum (Au g/t)	Median (Au g/t)	Mean (Au g/t)
Blanks	2019	1419	0.01	0.03	0.01	0.01
Blanks	2020	15	0.01	0.05	0.01	0.01

Table 11-15 Blank sample summary statistics 2018-2019 Father Brown/Adoikrom surface drilling (Intertek)

Sample Type	Year	Number	Minimum (Au g/t)	Maximum (Au g/t)	Median (Au g/t)	Mean (Au g/t)
Blanks	2019	511	0.01	0.08	0.01	0.01

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

11.4.7	Umpire Laboratory Performance

Laboratory checks are performed to check on the reliability of the primary laboratory. In 2013 and 2014, “round-robin” sample check studies were conducted using SGS, TWL (now Intertek) and the Wassa site laboratory. SGS laboratory was the primary laboratory during this period. No additional studies have been completed since then, but there are plans to implement another program in 2021.

In 2014, 252 quarter core samples were selected from drilling conducted between 2012 and mid-2014. The intersections selected were high-grade intervals which averaged approximately 17 g/t Au. GSR has previously conducted similar quarter core sampling studies on other GSR owned deposits. The repeatability of the original results is often poor due to the change in sample size going to half the volume from the original sample. The 2014 Wassa quarter core sampling study produced the same results, with good repeatability between the original sample and the corresponding coarse sample reject, and much poorer repeatability with the quarter core sample. The average grade for both the original assay and the coarse sample reject duplicate compared well at 17 g/t Au, whereas the quarter core sample was less at 12 g/t Au. However, control sample standards that were submitted with these sample batches consistently showed a negative bias, as seen in Table 11-16, so this can partially account for the lower average. The HARD plots shown in Table 11-17 show the good correlation between the original assay value and the coarse sample reject duplicate, but not when comparing the original assay to the quarter core samples analysed at TWL Laboratory. Although the negative lab bias and the smaller sample volume attributes to poor repeatability, the Wassa deposit has a high nugget gold distribution which alone will result in poor repeatability. The variability of the gold distribution was recognized and GSR has put in sample protocols to help reduce the variability, i.e. larger sample volumes, BLEG leach well analysis.

Table 11-16 Gannet CRM for quarter core sample analysis (Intertek)

Standard	Certified Mean (Au g/t)	Samples Submitted (no.)	Mean Assay Grade (Au g/t)	Laboratory Bias
ST517	5.23	5	4.98	-5%
ST482	1.94	9	1.78	-8%
ST16/9487	0.49	14	0.46	-6%

Table 11-17 Summary HARD plot results for quarter core sample analysis

Laboratory	Samples (no.)	<10% HARD	<15% HARD	<20% HARD	Correlation Coefficient
Original SGS vs Check SGS	252	65%	81%	90%	0.94
Original SGS vs Check Intertek	252	32%	45%	57%	0.60
Check SGS vs Check Intertek	252	29%	44%	55%	0.45

In 2013, 120 RC samples were split into three samples which were sent to each of the laboratories for gold analysis. The sample batches also contained control samples to monitor the precision of the individual laboratories.

The three laboratories all performed well with the best correlation being between SGS and the Wassa site laboratory. The HARD plots for the laboratory comparisons are shown below in Table 11-18.

Table 11-18 Summary HARD plot results for 2013 round robin program

Laboratory	<10% HARD	<15% HARD	<20% HARD	Correlation Coefficient
SGS vs Wassa	65%	84%	92%	0.97
SGS vs Intertek	68%	84%	88%	0.97
Wassa vs Intertek	71%	84%	90%	0.98

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

The <20% HARD correlation for all the labs demonstrates how the larger RC chip samples provide a better representation of grade. Approximately 90% of the 120 RC samples submitted for this study show a 20% error, compared to the coarse reject core samples submitted in 2013 and 2014 which show a correlation of approximately 80% of the data set with 20% error.

In 2012, a “round-robin” exercise was undertaken to check the reliability of Au assay results from the primary laboratory, SGS. A total of 10% of all assays from the 1m samples received each month were randomly picked for reanalysis. The data was grouped into six separate ranges, namely 0.00 to 0.50 g/t, 0.50 to 0.90 g/t, 0.90 to 1.20 g/t, 1.20 to 2.00 g/t, 2.00 to 2.50 g/t and greater than 2.50 g/t. The selection in each range was manipulated until the 10% is achieved with a bias towards the mineralized intervals.

Three samples, each weighing about 3 kg were prepared from each original sample bag using the one-stage riffle splitter. Four batches of 175 samples including duplicates and standards were dispatched to SGS, WSL, TWL (Intertek), and ALS Minerals in Ghana-Kumasi (ALS). All samples were labeled with the same identification numbers. A total of 157 assays were returned by each laboratory for analysis.

Statistical comparison of the data indicates that ALS returned lower grades and variance than SGS, WSL and TWL (Intertek). SGS and TWL (Intertek) correlated well with similar minimum and maximum grades, and standard deviation population distribution. The descriptive statistics from the round robin exercise are included in Table 11-19.

Table 11-19 Round-robin descriptive statistics 2012

Laboratory	Samples (no.)	Minimum (g/t)	Maximum (g/t)	Mean (g/t)	Variance	Standard Deviation
SGS	157	0.01	12.0	1.33	1.75	1.32
WSL	157	0.01	8.9	1.09	1.47	1.21
TWL/Intertek	157	0.01	11.68	1.15	1.68	1.30
ALS	157	0.01	9.32	1.02	1.31	1.15

In 2017, GSR submitted 578 samples to both SGS and Intertek laboratories, inclusive of CRM. Statistical comparison of the data indicated that TWL (Intertek) returned slightly lower grades and variance than SGS. SGS and TWL (Intertek) correlated well with similar minimum and maximum grades, and standard deviation population distribution. The descriptive statistics from the round-robin exercise are included in Table 11-20.

Table 11-20 Round-robin descriptive statistics 2017

Laboratory	Samples (no.)	Minimum (g/t)	Maximum (g/t)	Mean (g/t)	Variance	Standard Deviation
SGS	584	0.01	113.00	3.33	60.79	7.80
TWL/Intertek	584	0.01	109.20	3.21	55.81	7.47

When comparing the results from the two laboratories, the HARD analysis showed that approximately 84% of the 584 repeat samples fell within approximately 20% error and 69% fell within 10% error. This was a good correlation between the two laboratories and the decision was made to switch from SGS to TWL (Intertek). The HARD results for the comparison between the two laboratories are shown in Table 11-21.

Table 11-21 Summary HARD plot results for 2017 round robin program

Laboratory	<10% HARD	<15% HARD	<20% HARD	Correlation Coefficient
SGS vs TWL/Intertek	69%	78%	84%	0.97

 In 2018, GSWL changed its primary laboratory from SGS to Intertek Ltd. As part of the QA/QC protocols, to check the reliability of the new primary laboratory, coarse rejects of samples analysed by Intertek were re-bagged with different identification numbers and submitted to SGS as checks, 761 samples were submitted to SGS between January to August of 2020.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

Sample checks showed a strong correlation between the analytical methods of both laboratories. The HARD results for the comparison between the two laboratories are shown in Table 11-22. Figure 11-15 and Figure 11-16 show the HARD and corelation plots respectively.

Table 11-22 Summary HARD plot results for 2018 round robin program

Laboratory	<10% HARD	<15% HARD	<20% HARD	Correlation Coefficient
Intertek vs SGS	73%	84%	90%	0.99

Figure 11-15 HARD plot of 2018 Wassa duplicate analysis (Intertek vs SGS)

Figure 11-16 Wassa duplicates correlation plot (Intertek vs SGS)

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

11.5	Specific Gravity Data
11.5.1	Open Pit

At Wassa SG determinations were carried out by GSR. SG was measured on representative core samples from drill runs. This ensured representative SG data across all rock types irrespective of gold grade.

SG was measured at the core facility using a water immersion method. For each sample in the dataset, the sample was weighed in air, then coated in wax and weighed in air and immersed in water. Historically, a total of 606 determinations were collected on core samples.

The water immersion methodology was considered to provide accurate estimates of variations in bulk SG throughout the Wassa gold deposits. After testing, each sample was carefully replaced at its original location in the core box.

Samples were selected from all the different lithologies. The sampling procedure was guided by pit location, lithology, depth, quartz contents (in oxide) and the oxidation state. A total of nineteen holes from Dead Man’s Hill, South East, Starter, 419, 242, B-shoot and F-Shoot were selected with the results presented in Table 11-23.

Table 11-23 Specific gravity test results, open pit

Material	No. Samples	SG Value (g/cm3)	Standard Error
Oxide	213	1.80	2%
Transition	42	2.19	3%
Fresh	327	2.70	1%
Quartz Vein	24	2.56	1%

An additional 13 samples consisting of oxide (9), trans (1), fresh (2) and quartz (1) were sent to the Western University College (WUC, Tarkwa) as independent checks. The average results were 1.76, 2.29, 2.73 and 2.59 g/cm3 respectively.

The SG determinations were considered accurate as the reconciliations between the mined tonnages and those estimated from the resource models reconcile well.

11.5.2	Underground, 2017

In 2017 an SG study was completed to test whether higher grade mineralization being mined from underground was heavier than waste rock and the lower grade material mined from the open pits. A total of 40 samples were selected from four underground drill holes and were sent to Intertek Laboratories for wax immersion SG determinations. The results from this study indicated that the higher grade underground mineralization is heavier than the lower grade open pit material. Gold mineralization at Wassa is directly related to the percentage of pyrite associated with quartz veining; in general, the higher percentage of pyrite the higher the gold grades. The underground mining exploits these higher grade areas of the mineralization with associated higher percentages of sulfides which in turn accounts for the heavier mass of this material. The results of the study are summarized in Table 11-24.

Table 11-24 Specific gravity test results, underground drilling 2017

Hole ID	From (m)	To (m)	Interval Length (m)	Au Grade (avg. g/t)	SG (avg. g/cm3)
BS17-670-27	70.5	98.5	5.53	5.53	2.98
BS17-670-11	80.2	110.2	4.30	4.30	2.83
BS17-645-5	100.5	125.6	25.1	42.62	2.94
BS17-670-23	61.8	78.2	4.85	4.85	3.03

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine
11.5.3	Southern Extension, 2018

In June 2018, GSR conducted a specific gravity measurement program. 723 samples from surface drill core and 966 samples from underground core were assessed (Table 11-25 and Table 11-26). Results showed average SG for the underground fresh ore is 2.8. The water displacement method to measure density was employed, using paraffin sealed core samples.

Table 11-25 Specific gravity test results, underground drilling 2018

Rock Type	No. Determinations	SG (avg. g/cm3)
Banded Magnetic Mudstone	67	3.02
Diorite	725	2.83
Felsic Intrusive	-	-
Phyllite	67	2.74
Quartz Vein	107	2.65
Total	966	2.81

Table 11-26 Specific gravity test results, surface drilling 2018

Rock Type	No. Determinations	SG (avg. g/cm3)
Banded Magnetic Mudstone	32	2.70
Diorite	470	2.69
Felsic Intrusive	41	2.59
Phyllite	131	2.63
Quartz Vein	49	2.57
Total	723	2.63

11.5.4	2020 Drilling

In 2020, 58 check SG determinations were conducted on the limited surface drilling. No further SG determinations were conducted on the UG core as lithologies have essentially remained the same. These results have confirmed the overall density of 2.8 which has been used in the Mineral Resource Estimations. These results are summarized in Table 11-5 below.

Table 11-27 Specific gravity test results, surface drilling 2020

Rock Type	No. Determinations	SG (avg. g/cm3)
Banded Magnetic Mudstone	5	2.75
Diorite	27	2.80
Felsic Intrusive	7	2.78
Phyllite	13	2.87
Quartz Vein	6	2.67
Total	58	2.77

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

12	Data Verification

The measures implemented by GSR related to data verification are considered by the Qualified Person to be consistent with standard industry practice and of sufficient quality to include in the estimation of Mineral Resources.

Core logging and sampling procedures are considered consistent with industry standards. The Qualified Person has supervised work completed by consultants to assess and validate the logging against the halved drill core with no major errors identified.

“Blind” test samples are frequently sent to the laboratory and monthly batch results are analysed. Any anomalous results are queried immediately. A small number of anomalous and/or poor results have been noted over the years, but these have been identified and the reasons for the results fall into two main categories, namely:

•	Mislabelling of individual samples, standards, and blanks; and/or
•	Individual batch issues corresponding to changes in the laboratory setup or calibration. In these cases, re-assaying has been carried out.
12.1	Drilling Database

The procedures implemented by GSR involve several steps designed to verify the collection of drill hole data and to minimize the potential for data entry errors. At Wassa, data entry and database management involves two steps. Drill hole logs are captured directly into an SQL Acquire database via laptop computers, which are linked to the main database. Acquire has built-in validation tools and drop-down menus, designed to eliminate erroneous data entry during the core logging process.

Analytical data is checked for consistency by GSR personnel with oversight by the Qualified Person. Upon reception of digital assay certificates; the assay results, along with the control sample values, are extracted from the certificates and imported into the Acquire database. Failures and potential failures are examined and, depending on the nature of the failure, re-assaying is requested from the primary laboratory. Analysis of quality control data is documented, along with relevant comments or actions undertaken to either investigate or mitigate problematic control samples.

12.2	Other Verifications by the Qualified Person

The QP for the Mineral Resource estimate is Mitch Wasel has been involved with the project since 2003 and data verification since then includes:

•	Regular site visits to oversee and supervise drill programs, including adherence to procedures, and oversight as it relates to quality control;
•	Verification of core logging;
•	Spot checks on the database to ensure it’s representative of hard copy data;
•	Review and interpretation of QA/QC results (described in Section 11);
•	Audits of laboratories;
•	Comparison of RC and DD assays;
•	Review of analytical methods, results of which informed the decision to move from AAS to BLEG analysis (described in Section 11);
•	Confirmation in the field of collar coordinates to verify drill hole locations; and
•	Confirmation in the field of downhole surveys.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

13	Mineral Processing and Metallurgical Testing
13.1	Early Metallurgical Test Work

On obtaining ownership of the Project in 2002, GSR commissioned a feasibility study (FS) for a CIL operation with the process engineering component undertaken by Metallurgical Process Development Pty Ltd. (now known as MDM). The FS was completed in 2003. The metallurgical test work conducted in support of the MDM FS was conducted on samples from the Wassa area. Samples were originally sent to SGS Lakefield in Johannesburg for both variability and bulk sample test work. Further variability test work was conducted at AMMTEC in Perth.

A total of 24 variability samples were tested; 10 of fresh mineralized material, six of oxide, and 8 samples taken from the existing (now decommissioned and reclaimed) HL operation. Four bulk samples were also tested, representing fresh, oxide, HL phase 1 and HL phase 2. The samples were all taken from the Wassa Main area.

At a grind size of 75% -75 µm, and a 24-hour leach time, the fresh bulk sample achieved a leach recovery of 92%. The Bond Ball Mill Work Index (BWi) for this sample was 14.8 kWh/t. Under the same conditions, the oxide bulk sample achieved a leach recovery of 93%. The BWi for this sample was reported as 8 kWh/t. Minor preg-robbing behaviour was noted, and gravity recovery test work indicated that plant recoveries of 30 to 40% could be expected from a gravity circuit.

13.2	2015 Test Work Program

In 2015 as part of the Wassa Underground feasibility study, further metallurgical test work was completed. The test work evaluated the performance of feed from underground with a series of half-core samples from definition drilling. The physical characteristics and metallurgical response of these samples were compared to those of a reference sample of current plant feed from that time (open pit sourced).

At the time of test work an exploration decline and bulk sample was obtained from underground, which was expected to be representative of the underground feed material. The benefit of bulk sample treatment through the plant resulted in a reduced test work program that included a series of six variability and four crushability samples that were compared to a reference sample taken from the current open pit ore feed.

The metallurgical test work was undertaken by SGS in Cornwall, UK and the samples were delivered and logged in the middle of December 2014 with this initial phase of test work completed and the draft report issued in early April 2015.

13.2.1	Metallurgical Variability, Crushability and Reference Samples

For the purpose of the metallurgical program, the material planned for future processing was differentiated spatially by GSR into six underground domains or zones which are depicted in Figure 13-1 with further details presented in Table 13-1.

Table 13-1 Ore zones represented by the variability samples

Zone	Northing		Relative Level		Tonnes (‘000 t)	Grade (g/t Au)	cont.Au (koz)	Tonnes share %	Metal share %
	from mN	to mN	from mRL	to mRL
Zone 1 upper	20,200	19937.5	857	682	598	4.74	91.2	15%	14%
Zone 1 lower	20,200	19937.5	682	607	707	6.78	154.1	18%	23%
Zone 2 upper	19,937.5	19690	782	632	723	6.28	146.1	18%	22%
Zone 2 lower	19,937.5	19690	632	507	538	4.32	74.7	14%	11%
Zone 3 upper	19,690	19500	657	557	772	5.02	124.6	20%	19%
Zone 3 lower	19690	19500	557	482	613	4.2	82.8	16%	12%
Total Processing Inventory					3,952	5.3	673.5	100%	100%

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

Figure 13-1 West view of metallurgical sample locations (GSR, 2015)

Six variability samples were selected, one for each zone from available HQ and NQ half cores. These core sections were further cut in half, with one section used for the metallurgical test work and the remaining quarter core sections retained for reference. Each sample of quarter cores weighed between 50 and 60 kg.

Four full core samples (with a segment removed for assay purposes) were selected for the crushability tests. Each crushability sample consisted of 7 lengths of HQ drill core each approximately 200 mm in length. From these, three samples were prepared for the UCS tests with the remaining core sections and material from UCS testing prepared for the Bond crushability index (low energy crushing) tests.

A single reference sample was also obtained by hand selection from the workings in the Starter pit area at around the 910 m level. Around 100 kg of material was taken and this sample was used for both metallurgical and crushability test work.

Table 13-2 Summary and location of test work samples

Sample Type	Detail	Northing		Easting		Relative Level			Sub-samples / Intersections no.
		from	to	from	to	from	to	avg.
		mN	mN	mE	mE	m	m	m
Reference		20,420	20,396	40,004	39,974	910	910	910	6
Variability	Z1U	19,972	20,043	40,113	39,984	828	682	763	6
Variability	Z1L	19,947	19,988	39,994	39,912	678	615	664	7
Variability	Z2U	19,770	19,846	40,084	39,930	753	653	713	5
Variability	Z2L	19,700	19,757	40,079	39,931	602	530	575	6
Variability	Z3U	19,531	19,576	40,023	39,979	602	562	585	4
Variability	Z3L	19,497	19,565	40,040	39,945	555	510	533	5
Crushability 1	BSDD347MET	19,492	19,489	40,024	39,999	587	514	553	8
Crushability 2	WMET4	20,053	20,050	40,014	39,999	767	748	753	8
Crushability 3	WMET5	20,036	20,036	39,980	39,975	722	713	719	8
Crushability 4	WMET6	20,017	20,016	39,976	39,964	716	652	700	8

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

The locations of the reference, variability and crushability samples are presented in Table 13-2 along with the nominal ore zones selected. Some of the crushability samples selected were adjacent to rather than completely within the representative ore zone. Crushability 1 was from depth to the south of Zone 3 Lower while the other crushability samples were from different depth within Zone 1 Upper and Zone 1 Lower. The reference sample was taken from the current workings in the starter pit area above and to the north of Zone 1 Lower at 910 mRL.

13.2.2	Details of Metallurgical Test work

The metallurgical evaluation test work program included the following investigations:

•	Scope of work for reference and variability samples:
o	elemental scan: ICP multi-element analysis;
o	analysis of sulphide and total sulphur;
o	analysis of carbonate and graphitic carbon;
o	diagnostic leach (gold deportment tests);
o	BWi; and
o	Bond abrasion index (Ai).
•	Standard flowsheet treatment tests – to confirm recoveries and reagent additions / consumptions:
o	grind calibration tests;
o	gravity concentration;
o	cyanide leaching of the gravity tails with pre-aeration; and
o	settling tests.
•	Scope of work for crushability and reference samples:
o	unconfined compressive strength (UCS);
o	Bond low impact crushing work index (CWi);
o	BWi; and
o	Ai.
13.3	Test Work Findings
13.3.1	Head Grade and Elemental / Chemical Analyses

The gold and silver head grades were determined by milling and screening at 106 µm with fire assay of the two screen fractions. The results are summarized in Table 13-3.

Table 13-3 Screened head assay results

Sample	Overall Grade		Size fraction					Gold Distribution		Silver Distribution
			+106 micron			-106 micron
	Au g/t	Ag g/t	Share	Au g/t	Ag g/t	Au g/t	Ag g/t	+106μm	-106μm	+106μm	-106μm
Reference	1.53	0.1	1.9%	11.32	0.2	1.14	0.1	13.9%	86.1%	3.7%	96.3%
Zone 1 Upper	6.51	0.4	2.4%	28.29	1.6	7.03	0.4	10.3%	89.7%	8.8%	91.2%
Zone 1 Lower	7.99	0.6	2.3%	42.29	4.2	7.31	0.6	12.0%	88.0%	15.0%	85.0%
Zone 2 Upper	5.11	0.4	1.3%	17.26	1.0	4.38	0.3	4.2%	95.8%	3.5%	96.5%
Zone 2 Lower	4.64	0.2	2.4%	9.94	0.8	4.52	0.2	5.0%	95.0%	8.8%	91.2%
Zone 3 Upper	4.07	0.5	1.6%	9.45	0.6	4.42	0.5	3.6%	96.4%	2.1%	97.9%
Zone 3 Lower	5.26	0.6	2.2%	25.3	2.8	5.29	0.5	10.3%	89.7%	10.9%	89.1%

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

In all samples, the gold and silver analyses in the coarse fraction (+106 µm) is higher than for the finer fraction (-106 µm).

An ICP elemental scan was undertaken on the reference and variability samples; in addition, the total carbon and organic carbon as well as the total sulphur and sulphide sulphur were analysed using the Leco method. Results are presented in Table 13-4.

Table 13-4 Elemental and chemical analysis results

Sample	1010A	2008A	3008A	4008A	5008A	6007A	7007A
(%)	REF1	Z1U	Z1L	Z2U	Z2L	Z3U	Z3L
Cu	0.003	0.019	0.011	0.01	0.01	0.008	0.01
Pb	<0.001	0.002	<0.001	<0.001	<0.001	<0.001	0.002
Zn	0.006	0.009	0.01	0.008	0.009	0.008	0.007
As	<0.001	0.001	0.003	0.001	0.001	0.001	<0.001
Cd	<0.0001	0.0003	0.0003	0.0003	0.0002	0.0002	0.0002
Ni	0.002	0.004	0.004	0.002	0.002	0.005	0.003
Co	<0.001	0.003	0.004	0.004	0.003	0.003	0.003
Mn	0.07	0.14	0.18	0.2	0.15	0.1	0.13
Bi	<0.0001	<0.0001	<0.0001	<0.0001	<0.0001	<0.0001	<0.0001
Sb	<0.0001	<0.0001	<0.0001	<0.0001	<0.0001	<0.0001	<0.0001
Hg	<0.0001	<0.0001	<0.0001	<0.0001	<0.0001	<0.0001	<0.0001
Te	<0.0001	<0.0001	<0.0001	<0.0001	<0.0001	<0.0001	<0.0001
Se	<0.0001	<0.0001	<0.0001	<0.0001	<0.0001	<0.0001	<0.0001
SiO2	78.46	74.96	65.39	66.51	59.42	65.39	57.55
Al	3.32	3.48	4.46	4.37	5.22	4.65	5.24
Fe	2.83	5.57	6.46	5.48	4.67	3.92	4.62
Mg	0.74	0.88	1.09	1.27	1.53	1.47	1.8
Cr	0.03	0.06	0.05	0.03	0.02	0.01	0.01
Ca	1.82	1.1	1.81	2.14	3.47	2.71	3.77
S	0.46	0.86	1.56	0.98	1.3	1.17	0.9
Na	0.92	0.96	1.46	1.93	1.98	1.57	2.16
K	1.36	1.7	1.79	1.57	1.38	2.11	1.6
% S (total)	0.46	0.86	1.56	0.98	1.3	1.17	0.9
% S (soluble)	0.02	0.03	0.04	0.04	0.04	0.03	0.03
% S (sulphide)	0.44	0.83	1.52	0.94	1.26	1.14	0.87
% C (total)	1.4	1.42	1.69	1.99	2.22	1.86	2.52
% C (organic)	0.03	0.02	0.03	0.02	0.03	0.02	0.02
% C (CO3)	1.37	1.4	1.66	1.97	2.19	1.84	2.5

The level of sulphide sulphur was higher in the higher grade variability samples than in the reference sample. Similarly, the level of iron and other base metals was higher; however, the levels of the other base metals is relatively low.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

13.3.2	Diagnostic Leach

Diagnostic leaching is a method of quantifying the indicated deportment of gold in a sample and the relative ease or difficulty with which the gold can be recovered. The sample is prepared by grinding to a typical grind size likely to be employed (75% < 75 µm was selected) and is subject to a cyanide leach to dissolve the free gold. The solids from the initial cyanide leach test are then sequentially pre-treated with more aggressive acids to dissolve minerals that could be encapsulating the residual gold. Following each pre-treatment stage the sample is again treated by cyanide leaching. As the level of sulphide minerals was indicated to be higher in the higher grade underground material from the geological interpretation of the core samples and confirmed from the elemental analyses presented in Table 13-5 the aim was to determine whether the increased level of sulphide minerals was resulting in the samples being more refractory to treatment for the recovery of gold.

In the diagnostic leach procedure, the samples are subject the following leach and pre-leach treatments:

•	Direct cyanidation: recovers free and exposed gold.
•	Hydrochloric acid pre-treatment: liberates gold encapsulated in carbonates, pyrrhotite, galena and iron hydroxide minerals.
•	Sulphuric acid (oxidative) pre-treatment: liberates gold encapsulated in sphalerite, labile copper sulphate and labile base metal sulphide minerals.
•	Nitric acid pre-treatment: liberates gold encapsulated in pyrite, arsenopyrite and marcasite.
•	Carbon combustion: burns off any organic carbon releasing gold that had previously been adsorbed by the carbon and not therefore amenable to recovery by cyanide leaching.

Residual gold and silver present after the above tests represent gold encapsulated in silica and other non-reactive gangue minerals.

Results of the diagnostic leach tests for gold are summarized in Table 13-5 and represented graphically showing the deportment of gold in the samples in Figure 13-2.

Table 13-5 Summary of diagnostic leach results

Gold Deportment	Sample Reference
	Ref 1	Z1U	Z1L	Z2U	Z2L	Z3U	Z3L
	%	%	%	%	%	%	%
Cyanide Soluble	91.9	96.82	97.05	93.13	86.92	89.5	85.34
In Carbonates / Pyrrhotite	1.38	0.88	1.1	1.7	8.83	2.37	2.99
In Sphalerite and Labile Sulphides	0.66	0.58	0.23	0.73	1.22	0.97	2.18
In Pyrite and Arsenopyrite	2.53	1.22	1.26	3.3	1.91	4.01	7.01
In Graphitic Carbon	0.59	0.27	0.1	0.35	0.38	0.45	0.4
Residual Gold	2.93	0.23	0.25	0.79	0.74	2.71	2.08
TOTAL	100	100	100	100	100	100	100

The results generally indicated that the mineralogy and metallurgy of the samples are somewhat different with some samples appearing to have potentially more gold locked or associated with different sulphide minerals and others less when compared to the reference sample. Two samples (Z3U and Z3L) showed potentially higher levels of gold encapsulated in pyrite while sample Z2L showed higher levels of gold potentially associated with more reactive minerals such as pyrrhotite. The results were not seen to be completely consistent with the gravity leach results discussed later.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

Low levels of preg-robbing potential were indicated from the gold liberated in the burn off stage. It should be noted that due to assay detection limits some of the lower deportments may be marginally inaccurate. Given a detection limit of 0.01 g/t Au, measurements below this level were assigned a nominal assay of 0.005 g/t Au; hence on the lower levels the deportment in these fractions could be slightly overstated.

It was reported in the diagnostic leach tests during the hydrochloric acid digestion that a reasonably vigorous reaction took place on the majority of the variability samples with the generation of green foam. This would tend to indicate a high level of carbonate and also acid soluble iron, possibly pyrrhotite.

Figure 13-2 Comparative indicated deportment of gold from diagnostic leach results

13.3.3	Crushability

Two separate tests were undertaken into the material strength and crushability by measuring the UCS and the CWi test, which indicates a material’s resistance to crushing. In the UCS test, a sample is prepared by cutting to pre-set dimensions (re-coring) and this is then subject to a compressive load to measure the strength at which the sample fails. The Bond CWi test, also known as the low impact energy test, involves two swinging weighted pendulums which are allowed to fall and impact simultaneously on the sample in order to measure from what height the pendulum needs to fall to crush the sample. Both tests are undertaken on multiple individual samples; 3 prepared samples in the case of the UCS tests and around 20 sample pieces for the Bond CWi test. The results of the tests are presented in Table 13-6.

Table 13-6 Results of Crushability Tests: UCS and CWi

	Density	Depth	UCS Result (Mpa)			CWi (kwh/t)		Depth
	t/m3	RL m	Average	Max	Min	Average	Std Dev	m RL
Reference	2.67	910	59.5	73.7	41.8	9.8	1.6	910
Crushability 1	2.93	550	64.7	76.9	54.3	9.7	1.3	550
Crushability 2	2.87	753	53.9	94.4	31.1	11.1	1.2	753
Crushability 3	2.71	720	167.4	244	90.7	11	2.1	720
Crushability 4	2.84	699	82.4	90	68.9	12.3	2.9	699

The UCS test results are seen to be variable, with a relatively large variation between the maximum and minimum measurements on the different samples which mainly appear to relate to the sample tested rather than the depth of the material. Results were generally in the 30 to 95 MPa range, indicating that the materials tested were medium strong to strong, although one sample (Crushability 3) indicated to consist of quartzite (massive quartz vein), rather than schist identified for the majority of the other samples tested, recorded a very strong measurement of around 240 MPa. The other sample of the same type of material measured 90 MPa, while a third sample shattered during preparation and cutting and failed to produce the required test sample.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

The CWi test results are in the easy to medium classification. Similar to the UCS results, the CWi test results are also relatively variable with the reference sample (910 mRL) generally indicating results towards the lower end of those measures; however, no real correlation can be see between the CWi results and relative level of the sample tested as shown in Figure 13-3.

Figure 13-3 Variation of UCS and CWi results with depth (mRL)

13.3.4	Ball Milling Bond Work Index and Abrasion Index

For the 2003 FS into the treatment of the Wassa material by milling and CIL, test work was undertaken on representative samples of primary ore, oxides and spent HL material. The BWi for the primary and oxide ores were reported to be in the region of 14.6 and 8 kWh/t, respectively.

More recent investigations suggest that the BWi is generally noted to be increasing with depth. Based on samples tested from three different drillholes from the Wassa starter pit area, SE Area and MSN Area, BWi measurements, though somewhat inconsistent, appeared to indicate that the BWi was increasing with depth.

From 2015, with fresh open pit ore feed, the unit power draw presented for the two ball mills is shown to be between 14.5 and 16.5 kWh/t treated. This results in a calculated BWi of around 14 – 16 kWh/t, based on the reported mill feed and product sizes and power draw on the ball mills. An allowance has been included in the calculations for mechanical and other losses between the drive motor and mill. In recent years with the blend of underground and open pit the BWi continues to remain within the 14 – 16 kWh/t range.

The findings of the BWi and Ai investigations from the 2015 tests are presented in Table 13-7 and are shown as a function of the average sample depth Figure 13-4 and Figure 13-5, respectively.

The BWi tests were undertaken at a closing screen size of 106 µm to give a mill product of around 75-80% < 75 µm.

In summary, the findings of the latest test work generally did not support the suspected increasing BWi with further depth with the reference sample (910 m RL) showing the highest BWi reading.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

Table 13-7 Results of 2015 BWi and Ai Tests

Sample Description	BWi	Ai	Avg. Depth
	kWh/t		RL m
Reference	15.7	0.394	910
Z1U Zone 1 Upper	15.3	0.33	763
Z1L Zone 1 Lower	14.7	0.276	664
Z2U Zone 2 Upper	14.9	0.228	713
Z2L Zone 2 Lower	14.5	0.175	575
Z3U Zone 3 Upper	14.4	0.229	585
Z3L Zone 3 Lower	13.9	0.152	533
Crushability 1 (347MET)	14	0.182	553
Crushability 2 (MET4)	15	0.205	753
Crushability 3 (MET5)	14.8	0.398	719
Crushability 4 (MET6)	14.8	0.326	700

Figure 13-4 2015 Ball Mill Bond Work Index against sample depth (mRL)

Figure 13-5 2015 Abrasion Index against sample depth (mRL)

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

The abrasion index is a measure of the anticipated wear on components and consumables in the comminution circuit and is applicable to wear in both crushers and mills (media and liners). Ai is generally shown not to be increasing with depth and it appears that Ai is slightly lower on deeper samples. With the exception of one sample (MET 5) of massive quartz vein, measured Ai is for the reference sample is higher than all the other variability and crushability samples tested. This lower indicated abrasion index with depth may result in the reduced consumption of grinding media and mill crusher liners as mining proceeds deeper into the underground mining areas. All the samples fall into the slightly abrasive classification.

13.3.5	Gravity Gold and Leaching Tests
13.3.5.1	Gravity Tests

Gravity tests were undertaken by grinding a 1 kg sample to approximately 75% passing 75 µm and then passing the sample through a Falcon centrifugal concentrator. The primary concentrate from the Falcon was further processed on a Mozley shaking table, with the final concentrate weighed and sent for assay. Tailings from the centrifugal concentrator and shaking table were subject to cyanide leach tests.

The results of the gravity concentration tests are presented in Table 13-8.

Table 13-8 Gravity Gold Recovery Test Results

Sample Ref	Gravity Con Mass		Assay				Metal Recovery to Gravity Con
	g	Wt %	Au (g/t)	Ag (g/t)	% Fe	% S (total)	Au %	Ag %
Ref1	3.3	0.33	84.33	8.0	19.59	15.61	18.19	26.4
Z1U	2.1	0.21	322.6	18.8	37.28	21.86	10.41	9.18
Z1L	4.9	0.49	322.3	19.3	38.24	26.92	19.77	15.01
Z2U	2.5	0.25	324.3	26.3	37.05	31.09	15.87	18.26
Z2L	3.0	0.30	211.6	13.4	35.84	44.15	13.68	19.14
Z3U	2.7	0.27	199.2	14.8	34.31	38.32	13.21	8.88
Z3L	2.4	0.24	282.8	24.1	28.80	29.76	12.90	10.52

Gravity recoveries were lower than previously reported. This is probably a function of the laboratory tests which, for this stage of the investigation, were not optimized to maximize gravity gold recovery. It can also be seen that the recovery from the reference sample is generally higher than on the variability samples.

In all gravity tests, concentrates contained a magnetic component that was readily picked up by a strong rare earth magnet but not an iron magnet. This magnetic component was suspected to be pyrrhotite and this was reported by SGS to be supported by the sulphur to iron ratios measured in the feed analyses.

13.3.5.2	Whole Ore Leach and CIL Evaluation Test

In order to investigate the effective leach parameters for the comparative leaching tests, a single leach test was undertaken on the reference sample with and without carbon to confirm whether any preg-robbing effect was evident. The results are presented in Table 13-9.

Table 13-9 Whole Ore Leach and CIL test results

	Solution (24h/48h)		Solid tails		Gold on Carbon		Overall Recovery		Back Calc. Head Grade
	Au g/t	Ag g/t	Au g/t	Ag g/t	Au g/t	Ag g/t	Au %	Au %	Au g/t	Ag g/t
Leach Test	1.13	0.08	0.105	0.05	-	-	-	-	1.55	0.15
Distribution	93.2%	67.0%	6.8%	33.0%	-	-	93.2%	67.0%	-	-
CIL Test	0.14	0.01	0.1	0.05	93.4	12.7	-	-	1.21	0.19
Distribution	14.3%	6.5%	8.3%	26.4%	77.4%	67.1%	91.7%	73.6%	-	-

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

The results generally indicated that no preg-robbing effect was evident with the recoveries without carbon addition higher than those with carbon added to the leach (CIL test), although the gold reconciliation was seen to be worse on the CIL test with a back-calculated gold head grade of 1.21 g/t Au compared to the screened analysis head grade and leach test back-calculated head grade of 1.53 and 1.55 g/t Au respectively.

13.3.5.3	Gravity Tails Leach Test Results

Leach tests were undertaken on the combined gravity tails from the centrifugal concentrator and concentrate cleaning table. From the gravity tests and one of the diagnostic tests there was potential that pyrrhotite could be present so the gravity tails samples were adjusted to pH 10.5 - 11 using lime and aerated until the pH and dissolved oxygen levels stabilized generally in line with the plant practice of injecting oxygen into the transfer lime from milling to CIL. Pyrrhotite is highly reactive and can result in high consumptions of oxygen and cyanide in leach if not preconditioned.

Leach tests were conducted for 48 hours with samples taken at 2, 4, 6, 24 and 48h and analysed for gold and silver in solution. An initial cyanide level of 1 g/l was used and cyanide levels in solution were maintained at >0.5 g/l by dosing of additional cyanide as required. The tails solids were analysed for silver and gold. No lead nitrate was added in the leach tests.

Leach test results of the gravity tails are presented in Table 13-10.

Table 13-10 Leach test results and reagent consumptions

Sample Reference	Gold Recovery %		Assayed Tails	Consumption kg/t
	24h	48h	g/t Au	NaCN 24h	NaCN 48h	Lime as CaO
Ref1	77.22	88.69	0.09	0.43	1.31	0.88
Z1U	90.69	87.35	0.44	0.51	1.48	0.89
Z1L	86.72	87.64	0.68	0.40	1.15	0.75
Z2U	92.81	93.80	0.20	0.43	1.05	0.92
Z2L	87.81	88.06	0.42	0.15	0.91	0.88
Z3U	92.95	91.33	0.23	0.63	0.89	1.16
Z3L	94.57	93.25	0.18	0.63	1.01	1.11

Figure 13-6 Leach recovery kinetic curves

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

It can be seen that in some tests, recoveries based on 48h leach solution analyses were lower than for the those based on the 24h leach solution assays. This could be caused by analytical discrepancies or errors based on solutions analysed or possibly some adsorption of dissolved gold onto the fine milled solids. As no appreciable preg-robbing potential or effect was indicated in the diagnostic leach and comparative leach and CIL tests, this is not considered to be a major concern as any weakly adsorbed gold would be recovered on the plant due to the presence of activated carbon in the leach circuit.

The leach curves on the gravity tails appear to be relatively consistent with the exception of that for the reference samples which shows slower kinetic especially at 24h, although results in similar overall recoveries at 48h, shown in Figure 13-6.

13.3.5.4	Overall Gravity / Leach Recoveries

The overall recoveries from the gravity / leach test work are presented in Table 13-11. These are based on the maximum leach recovery at either 24 or 48h and on the back-calculated head grade from the recovered gold and tailings assays.

Table 13-11 Overall gravity leach recoveries

Sample Reference	Gold Recovery %
	Gravity	Leach	Overall
Ref1	26.41	88.69	91.68
Z1U	16.38	90.69	92.22
Z1L	22.69	87.64	90.44
Z2U	20.19	93.80	95.05
Z2L	15.37	88.06	89.90
Z3U	16.91	92.95	94.15
Z3L	20.41	94.57	95.68

In the gravity / leach tests, poor reconciliations were achieved between the back-calculated head grade and the assay head grades from the screened analyses on the master samples with the back-calculated head grades consistently being considerable lower than the head assay results by as much as 35% in two tests.

The comparison of the assay head compared to the back-calculated head grade for both the gravity leach and diagnostic leach results are presented in Table 13-12.

Table 13-12 Reconciliation of assay and back-calculated head grades from test work

Sample	Assay Head Grade		From Diagnostics		From Gravity / Leach
			Grade		Grade
	g/t Au	g/t Ag	g/t Au	g/t Ag	g/t Au	g/t Ag
Reference	1.53	0.10	1.35	0.22	1.08	0.13
Z1U	6.51	0.43	6.74	0.89	4.18	0.31
Z1L	7.99	0.63	8.71	1.06	7.08	0.46
Z2U	5.11	0.36	5.10	0.62	4.03	0.38
Z2L	4.64	0.21	4.84	0.46	4.14	0.32
Z3U	4.07	0.45	4.12	0.33	3.20	0.30
Z3L	5.26	0.55	4.28	0.27	3.36	0.29

The correlations were better in the diagnostic leach tests compared to the gravity / leach tests with both positive and negative discrepancies. Differences varied between -10% and +18% resulting in an overall difference of only -2%.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

13.3.6	Settling Tests

Comparative settling tests were undertaken on the reference sample and one selected variability sample (Z1L). Initial scoping tests were undertaken using five different flocculants with the settling tests undertaken using Nasaco anion flocculants N2132 and N2326. The results show very similar settling performance on the reference samples and one variability sample selected.

The settling test results are presented in Table 13-13.

Table 13-13 Comparative settling test results

Sample	Feed Solids	pH	Flocculant	Flocculant Dosage	Initial Settling Rate	Final Solids Content	Thickener Underflow Unit Area
	%			g/t	m3/m2/day	%	m2/t/d
Reference Test 1	9.43	10.5	N2132	50.04	1335.26	59	0.235
Reference Test 2	10.08	10.5	N2326	46.62	2897.86	61.8	0.261
Z1L Test 1	9.04	10.5	N2132	52.21	2414.88	56.5	0.225
Z1L Test 2	9.13	10.6	N2326	51.69	2637.79	56.9	0.223

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

14	Mineral Resources
14.1	Introduction

The Mineral Resource Statement presented herein represents an estimate for the Wassa Main deposit and the satellite deposits Chichiwelli, Benso and Hwini Butre. The Mineral Resource Statement is presented in accordance with the guidelines of NI 43-101.

The GSR exploration team was responsible for preparation of the long-range model (LR model) for the Wassa Mineral Resource modelling exercise which included all topographic surfaces, weathering surfaces, structural control lines and resulting Leapfrog Isoshells. SRK (Toronto), utilizing the inputs from the GSR geologists, estimated gold grades for the LR model, whereas the short-range model (SR model), used within the active mining area, Figure 14-1, was created by the GSR mine geologists with assistance from SRK (Moscow). The Father Brown and Adoikrom Mineral Resource Estimates were created in a similar manner with GSR providing drill hole intervals for HW, HG and FW mineralized zones to Resource Modeling solutions (RMS) who provided 2D estimates of the grades and thicknesses. The Benso and Chichiwelli Mineral Resource Estimates are historical models created by GSR geologists and SRK (Cardiff). The Mineral Resource classification and statement was conducted by GSR under the supervision of S. Mitchel Wasel, a QP.

For the SR model, the site’s mine geology group was responsible for the generation of the structural control lines used to influence the grade interpolation in the model. SRK (Moscow) then performed the domain generation and grade interpolation steps, as well as the depletion and validation of the block model. SRK (Moscow) depleted the block model with asbuilt and CMS volumes provided by GSR. The completed block model was also independently validated by the Wassa mine geology group.

Figure 14-1 Wassa long-range (grey) and short-range (cyan) Mineral Resource estimation model limits

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

This section describes the Mineral Resource estimation methodology and summarizes the key assumptions considered for the estimate. The Mineral Resource estimate reported herein is a reasonable representation of the global gold Mineral Resource found at the Wassa Main and satellite deposits given the current level of sampling. The Mineral Resources have been estimated in conformity with generally accepted CIM “Estimation of Mineral Resource and Mineral Reserves Best Practices” guidelines and are reported in accordance with NI 43-101. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the Mineral Resource will be converted into Mineral Reserve.

The databases used to estimate the Mineral Resources were audited internally by GSR. In the opinion of the GSR QP, S. Mitchel Wasel, the current drilling information is sufficiently reliable to interpret with confidence the boundaries for gold mineralization and that the assay data are sufficiently reliable to support Mineral Resource estimation.

14.2	Mineral Resource Estimation Procedures

The Mineral Resource evaluation methodology involved a database compilation and internal validation exercise by GSR. At Wassa, GSR was responsible for structural control lines, grade wireframes, topographic and weathering surfaces. GSR provided SRK with borehole databases, structural control lines, grade wireframes, topographic surfaces and weathering surfaces. At HBB, GSR was responsible for the HW, HG and LG drillhole intervals, topographic and weathering surfaces and RMS estimated the gold grades and mineralized zone thickness.

Prior to initiating the modelling and Mineral Resource estimation process, SRK reviewed the databases for the Wassa project. The Father Brown and Adoikrom data was reviewed by RMS prior to gold grade estimations.

After evaluating the available database, SRK proceeded with (Wassa), the data conditioning (compositing and capping) for geostatistical analysis and variography. At Wassa, the grade wireframe modelling was completed in Leapfrog Geo 4.4 under following the guidelines that GSR and SRK have established together. The grade interpolation methodology was discussed between GSR and SRK, it was decided to use Ordinary Kriging (OK) with local varying angles and local variograms for the estimation of gold grades based on the structural complexity and folded nature of the deposit.

For the SR model, database compilation and internal validation checks were performed by GSR. The database was then passed to SRK (Moscow) who performed a second data validation prior to commencing modelling work. GSR was responsible for the generation of the structural control strings, which were used to influence the domain shell creation and the grade estimation.

SRK (Moscow) then:

•	Created the structural control meshes from the structural control strings;
•	Created the domain shells;
•	Coded the sub-block model with the domain information;
•	Estimated grade using OK with locally variable anisotropy;
•	Depleted the model with development and stope surveys; and
•	Validated the model.

On completion, SRK (Moscow) submitted the Surpac and Leapfrog models to GSR Mine Geology for independent validation.

The classification of the LR model and preparation of the Mineral Resource Statement utilizing both long-range and short-range estimates were conducted by GSR under the supervision of GSR’s QP, Mr. S. Mitchel Wasel.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

14.3	Mineral Resource Database
14.3.1	Wassa

The Wassa database is made up of five individual drillhole databases, namely:

•	GSR Wassa exploration database, which contains exploration drilling conducted by GSR since 2002;
•	GSR Underground drilling database, which contains all of the diamond drill holes drilled from underground;
•	the All Wassa (AW) exploration database, which contains historical exploration drill holes from SGL;
•	Satellite Open Pit grade control database, which is dominantly blast holes; and
•	GSR Open Pit grade control database, which is dominantly RC holes.

The Satellite grade control database was not included in the Mineral Resource estimate as the blast holes samples are considered not to be of a sufficient quality for use in the Mineral Resource estimate.

A completion date cut-off was applied to the GSR exploration and Underground drill hole databases. For the 2020 year-end LR model estimate the cut off for surface and underground drilling was 31 January 2020 and for the SR model estimate the drilling results were up to 30 November 2020. These are the data sets utilized for the subsequent Mineral Resources shown in Table 14-1.

Table 14-1 Wassa LR model drill hole database as at February, 2020

Database		Total
Type	Purpose	Holes	Metres
Pre-Existing	Grade Control	24,957	642,470
	Exploration	3,422	500,282
	UG Exploration	847	93,896
At February 20	Grade Control	411	12,142
	Exploration	59	48,036
	UG Exploration	371	56,914
Total		30,067	1,353,740

The later 30 November cut-off allowed addition of 273 underground drill holes totaling 34,275 m to be included in the SR model estimate.

The borehole databases contain: collar details; downhole deviation surveys; gold assays; lithological descriptions; alteration; structural data; major structures and vein descriptions. GSR and SRK have performed validation routines to the database. Based on this assessment and checks described in Section 12, it is the opinion of the QP that the database is appropriate to inform the Mineral Resource estimate.

For the SR model, all data was initially stored in the GSR master acQuire database. The relevant Wassa Mine geology data was then exported from acQuire in .csv format, to a Surpac-linkedMicrosoft Access database. The database contained all Wassa related surface exploration drilling, all underground Mineral Resource definition drilling, all underground channel sampling, all underground chip sampling, and all underground sludge sampling data.

For the purpose of the short-range block modelling, the chip, channel and sludge data was excluded from the estimation runs, leaving only the surface and underground diamond drill core and surface RC assay data. GSR made this decision because, after statistical review of the data, SRK (Moscow) concluded that the risk of biases existing in the chip, channel and sludge data exceeded the benefits from allowing these additional samples to inform the estimation. Table 14-2 summarizes the number of drill holes contained in the Surpac Access database, that were subsequently used for the short-range Mineral Resource estimate. The Surpac Database only utilized surface drill holes that are in the immediate vicinity of underground mine, whereas the LR model has a much larger extent and used all of the validated drill holes available.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

Table 14-2 Wassa Underground short-range drill hole database as of December 1, 2020

Location	Type	No. Holes	Drill Metres
Wassa UG	DD	1,491	185,086
Wassa Surface	DD	841	302,253
Wassa Surface	RC	543	56,894
Total Drilling	DD + RC	2,875	544,233
14.3.2	Hwini Butre

The Father Brown/Adoikrom database is made up of Exploration DD and RC holes as well as RC grade control drilling data.

The 2020 year-end Mineral Resource estimate utilized all of the drilling data that was available at the end of 2019 which essentially remained unchanged as at the end of 2020, as summarized in Table 14-3.

Table 14-3 Father Brown/Adoikrom drill hole database as of December 2020

Location	Type	No. Holes	Drill Metres
Father Brown/Adoikrom	DD Exploration	435	66,229
	RC Exploration	214	16,323
	RC Grade Control	3,087	72,037

The borehole databases contain information including collar information, downhole deviation surveys, gold assays, lithological descriptions, alteration, structural data, major structures and vein descriptions.

GSR has performed validation routines to the Mineral Resource database. Based on this assessment, and the checks described in Section 12, it is the opinion of the QPs that the borehole database is appropriate to form the basis of the Mineral Resource estimate.

14.3.3	Benso

SRK was provided with a Gemcom project directory containing the drilling data (Table 14-4) as audited by GSR along with the geological wireframes, oxidation and topographic surfaces and block model parameters. Additional information was provided as Excel spreadsheets documenting QA/QC data and results of density determinations.

Table 14-4 Benso drill hole database as of December 2012

Location	Type	No. Holes	Drill Metres
Benso	RC	465	33,276
	DD	321	37,623
	Geotech	14	1,637
	GC (RC)	2,362	57,970
14.3.4	Chichiwelli

SRK was provided with a Gemcom project directory containing the drilling data (Table 14-5) as audited by GSR and the geological models subsequently produced by GSR including geological wireframes, oxidation and topographic surfaces and block model parameters. Additional information was provided as Excel spreadsheets documenting QA/QC data and results of density determinations.

Table 14-5 Chichiwelli drill hole database as of 2012

Location	Type	No. Holes	Drill Metres
Chichiwelli	RC	483	29,802
	DD	23	3,692
	Geotech	-	-
	GC (RC)	-	-

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

As no mining has taken place at Chichiwelli, the topographic survey used for the 2010 Mineral Resource statement remains current.

The “HBB other” tonnes and grade in the Mineral Resource statements in sub-section 14.9 also includes three small deposits located in the Manso and Hwini Butre Prospecting and Mining licence areas. These deposits are Abada, Adoikrom South and C3PR. The techniques used to estimate these deposits are consistent with those reported for Chichiwelli.

14.4	Grade Shell Modelling
14.4.1	Wassa Mineralization Wireframes

The LR model wireframe modelling was carried out by GSR geologists using Leapfrog Geo 6.0 software. Mineralized wireframes at Wassa are modelled using an indicator approach which uses a 0.4 g/t cut-off for the low grade (LG) envelopes and a 1.5 g/t cut off for high grade (HG). Visual inspection of assay data suggests that these respective lower cut-off levels are reasonable to separate barren from auriferous sections intersected by each borehole. Mineralized shells are created using this indicator approach combined with structural trend surfaces created by the site geologists and reviewed by SRK.

For the SR model, the cut-offs used to define LG or “halo” domain and HG or “mineralized” domain were the same as those used for the LR model but the methodology used in by SRK using Leapfrog Geo 6.0 software was different in that grade thresholds were used instead of indicator. As per the LR model, structural trend surfaces were used to influence the shape of the domain shells.

14.4.2	Wassa Indicator Interpolants - Background

An indicator interpolant works in a similar way to a grade shell, but rather than interpolating the raw grade, all data above the given indicator grade value is assigned a value of 1 and all data below the indicator grade value are assigned a value of 0. A shell is then generated at a defined iso-value, between 0 and 1. This helps to remove the impact of very high grades which can result in “blow-outs” or unrealistic volumes that can result from standard grade shell modelling of highly skewed data populations.

The indicator interpolant is influenced by an anisotropic structural trend, which is based on form surfaces. The form surfaces represent vectors of grade continuity, where grade continuity is high along the modelled form, and low across it. Due to the significantly deformed nature of the gold mineralization, this type of 3-dimensional structural trend is vital to produce a geologically realistic shape of the indicator interpolants.

The SR model did not use the indicator interpolant method employed in the LR model. Rather, the domain shells for the SR model were generated by directly interpolating the Au grade values above a nominated threshold. The reason for the difference between the two modelling methodologies comes down to the difference in drill spacing between the two models – wide spacing in the LR model and tighter drill spacing in the SR model. To avoid “blow-outs” related to high grade values in widely spaced drill data, the LR model seeks to limit the high grade values by restricting the volume of the domain shell generated around that high grade assay. However, for the SR model, the drill spacing is much tighter, which reduces the impact of any isolated high grade values. GSR has periodically reviewed the decision to use two different modelling methodologies. At this time, GSR believes that this approach still provides the best estimate of Au grades in each model.

14.4.3	Wassa Structural Trend

The structural HG mineralization trends at Wassa (Figure 14-2) has been created utilizing underground mapping, open pit grade control data and available downhole diamond core structural data. A structural consultant was engaged to assist with the creation of these trends in the southern portion of the Wassa deposit, where there are currently Inferred Mineral Resources.

The structural trend lines were created on sections and then used to create a series of form surfaces, which in turn were used to guide the interpolation of the grade isoshells and populate the local block angles for search ellipse orientation and grade estimation. These form surfaces represent the broad F4 folding event, a plunging synclinal feature which affects grade distribution at the mine scale, with some subtly different internal orientations attributed to the largest features associated with an earlier high strain folding event (F3). In areas where tight underground drilling and mapping are available it is possible to create structural controls surfaces that reflect the local mineralization geometry, often associated with smaller parasitic F4 and F3 folds.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

Figure 14-2 Wassa LR model structural ‘Form’ surfaces (oblique view looking N up plunge), surfaces show deposit scale F4 fold as well as rolling over of mineralization at depth

A total of 51 structural ‘form’ surfaces have been used for the creation of the LR model isoshells and local varying block angles. Table 14-6 summarizes the parameters used to define the Structural Trend for each model.

Table 14-6 Leapfrog trend inputs for creation of 1.5 g/t and 0.4 g/t LR model grade Isoshells

Trend Type	Compatibility	Trend Inputs	Strength	Global Mean Trend
Strongest Along Inputs	Version 2	All 51 modelled structural ‘form’ surfaces	7.0 to 10.0	N/A

An example of the resulting Structural Trend is presented in Figure 14-3.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

Figure 14-3 North-facing cross sections showing structural form (18950 mN and 19170 mN)

For the SR model, in-mine and near mine structural control surfaces were created using oriented core structural measurements, combined with underground structural mapping. This structural information was used to create structural trend surfaces (Figure 14-4 and Figure 14-5) which represented the structural geometry of the Au mineralization in the Wassa Mine area. A total of 68 surfaces were used in the Short-Range model and represented the same fold geometries as seen in the LR model, but with greater local definition.

Figure 14-4 Structural form surfaces used in the SR model

Table 14-7 summarizes the parameters used to define the Structural Trend for each model.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

Table 14-7 Leapfrog trend inputs for creation of 1.5 g/t and 0.4 g/t SR model grade Isoshells

Trend Type	Compatibility	Trend Inputs	Range	Strength	Global Mean Trend Direction	Global Mean Trend Ellipsoid Ratios
Strongest Along Inputs	Version 2	68 modelled structural ‘form’ surfaces	15	15	50 dip, 270 azi, 20 pitch	Maximum = 3
						Intermediate = 2
						Minimum = 1

Figure 14-5 Images showing the structural control surfaces on sections 19,750 mN and 19,635 mN. The images show the longer, LR model defined control surfaces and the shorter, mine geology defined control surfaces

14.4.4	Wassa Indicator Interpolants - Process

Prior to generating the indicator interpolant shells, the raw assay file was composited to 3m, with a minimum end composite length of 1.5m. Any composites less than the end composite length of 1.5 m were not utilized in the interpolation. Indicator interpolants were defined at 0.4 g/t Au and 1.5 g/t Au threshold.

The indicator interpolants were restricted to be within a bounding box defined by the coordinates provided in Table 14-8.

Table 14-8 LR modelling extents

Axis	Minimum extent	Maximum extent
X	39 050 E	40 850 E
Y	18 200 N	20 800 N
Z	-775 Z	1 100 Z

Table 14-9 summarizes the parameters that were applied to both the 1.5 g/t Au and 0.4 g/t Au models.

Table 14-9 LR Isoshell modelling parameters

Interpolant Type	Range	Nugget	Iso-Value	Resolution	Volumes Excluded
Spheroidal	100	0.5	0.35	2.5m	<5000m³

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

In order to better reflect the geometry of the Au mineralization at a local scale, and also to improve continuity in areas of wider spaced drilling, GSR edited the indicator interpolant shells using indicator polylines. Indicator polylines are digitized and editable strings that carry an associated numeric value which is added to the assay data points on which the interpolant is based. In this instance, indicator polylines with values of 1 (inside), 0 (outside) and indicator iso-value were added to the interpolant. The “iso-value” indicator polylines allow the specific position of the outer limit of the shell to be locally edited. This helps to influence continuity orientations at a smaller scale, ensuring F3 continuity and geometry could be reflected in the resultant domain wireframes in well drilled areas, and assisted in improving the continuity of the model in some of the more sparely drilled areas.

For the SR model, the raw assay intervals were composited down hole to a fixed 2m length. Any residual lengths less than 1m were discarded. A composite cap of 30 g/t Au was applied to the data prior to grade shell contouring.

Grade thresholds for the “mineralized” and the “halo” domains were defined at 1.5 g/t Au and 0.4 g/t Au thresholds. The 1.5 g/t Au cut-off threshold was selected on the basis of a statistical and visual evaluation of the grade distribution. This threshold has been periodically reviewed by GSR and is considered appropriate. The low grade 0.4 g/t threshold has been in previous models Wassa and is considered appropriate to define the low grade material that surrounds the higher grade core at Wassa.

The raw data interpolants were restricted within a bounding box defined by the coordinates provided in Table 14-10.

Table 14-10 SR block model extents

Axis	Minimum extent	Maximum extent
X	39 580 E	40 300 E
Y	19 330 N	20 520 N
Z	300 Z	1 070 Z

The Leapfrog numeric model used the interpolant parameters shown in Figure 14-6.

Figure 14-6 Short-range isoshell modelling parameters (SRK, 2020)

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

14.4.5	Wassa Long-Range Model

The final model, displayed in Figure 14-7, constitutes the following:

•	>0.4 g/t Au – the iso-surfaced indicator interpolant;
•	>1.5 g/t Au - the iso-surfaced indicator interpolant.

Figure 14-7 SE Isometric view of final LR model Leapfrog Isoshells (blue = >0.4 g/t, red = >1.5 g/t)

The two Mineral Resource Isoshells (wireframes) were constructed by GSR geologists with inputs from structural consultants and SRK. These comprise a LG shell and HG shell, corresponding to a 0.4 g/t gold and a 1.5 g/t gold threshold, respectively.

Figure 14-8 shows the two domain shells generated for the SR model. 0.4 g/t Au was used for the “halo” domain threshold, and 1.5 g/t Au was used for the “mineralized” domain.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

Figure 14-8 Long section looking East showing the mineralized and halo domain shells on 39,940E (top image). Section on 39,940E (lower image) displaying the same data, cut by that section line, and the assay data used to create the domain shells. RED = mineralized domain; BLUE = halo domain

14.4.6	Hwini Butre

The 2020 Mineral Resource estimates for Father Brown (FBZ) and Adoikrom (ADK) were a combined effort by GSR and Resource Modelling Solutions (RMS). A different approach was taken compared to previous and both of these deposits were modelled using a “vein modelling” technique, estimating both vein thickness and grade.

GSR provided RMS with drill hole intercepts indicating hanging wall (HW) main mineralized zone or vein (ADK or FBZ) (HG annotation) or footwall (FW) from and to intervals.

Each vein unit is modelled by estimating the position of the vein and each one of the thicknesses, HW, HG and FW. The position of the vein is defined by the intercept with the top of HW unit, the first thickness is the difference between the intercept of the contact between HW and HG with the top of HW, the second thickness is defined by the difference between the contact HW and HG and the contact between HG and FW and the third thickness is defined by the base of the FW contact.

Intercepts within a horizontal distance tolerance of 2.0m are used to calculate position and thicknesses in order to check any possible relationship between these variables and determine whether or not independent modelling is adequate for the modelling of each vein unit. The scatterplots between each variable showed no significant correlation between the variables, therefore, the independent modelling of each one of these variables in a stepwise manner is deemed appropriate.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

The final vein model is defined by stacking the modelled thicknesses below the vein position model. A cross section at U = -28.0m in transformed space is shown in Figure 14-9. Drill hole FBRGC0980075 in FBZ in Figure 14-9 show discrepancies with surrounding data and are challenging to match, however, this modelling workflow works very well on average. Note that these sections are shown in transformed coordinates, after gold estimations models were rotated back to the original Easting-Northing-Elevation coordinates.

Figure 14-9 Model section at U=-28.0 in transformed space generated with 2.0 tolerance in V direction

14.4.7	Benso

Geology and mineralization domaining was undertaken by GSR. Mineralized wireframes were constructed on 25 meter sections with the 2D polylines being snapped to drill hole grade intercepts using a nominal grade cut-off of 0.5 g/t Au. The 2D polylines were then tied together to create a 3D mesh that was subsequently used for volume and grade estimates. An oxidation surface was created in a similar manner with the depth of weathering being delineated by a polyline on 25 m spaced drill sections and then used to create a mesh surface. This oxidation surface was then used to code the subsequent block models, distinguishing weathered from fresh rock.

The mineralization zones of Benso are structurally controlled with gold emplacement related to the density of quartz veining and sulphide content.

Four estimation domains subdivided by oxidation state have been modelled for Benso, as follows:

•	Subriso East (SE);
•	Subriso West (SW);
•	G-Zone; and
•	I Zone.

The SE domain is physically separated from the others and strikes to the north with a dip to the west of between 55-60°. The SW, G Zone and I Zone domains occur in sub-parallel structures and strike to the north-west (320°) with a steep dip of 75-80° to the south-west. Because of this, it was decided to treat the SE deposit as separate for the purposes of grade interpolation.

Only DD and RC drilling has been used for the subsequent grade estimation. The Mineral Resource wireframes and drillholes are shown in Figure 14-10.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

Figure 14-10 Mineral Resource wireframes and drill hole locations for the Benso deposits (GSR, 2010)

14.4.8	Chichiwelli

Geology and mineralization domaining was undertaken by GSR and the mineralized zone modelling was conducted in a method similar to the Benso deposits.

The mineralization zones of Chichiwelli are structurally controlled with gold emplacement related to the density of quartz veining and sulphide content. The mineralization hosting structures generally trend north-south and dip moderate-steeply to the east at 60°.

Two estimation domains have been modelled for Chichiwelli as follows:

•	East Domain; and
•	West Domain.

The East and West domains comprise some 10 individually separated wireframe solids.

Wireframes are based on a roughly 0.5 g/t Au grade value. In places composite grades fall below this threshold value but have been included for the sake of maintaining continuity of the wireframe. The style of mineralization seen at Chichiwelli is analogous to deposits observed elsewhere in the Wassa region and, typically for shear zone hosted gold deposits, the mineralization grades tend to pinch and swell within the defined mineralized bearing structures. The Mineral Resource wireframes and drillholes are shown in Figure 14-11.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

Figure 14-11 Mineral Resource wireframes and drillhole locations for Chichiwelli (GSR, 2008)

14.5	Statistical Analysis and Variography

As with the previous LR model Mineral Resource estimates for Wassa, GSR contracted SRK (Toronto) to conduct all of the Statistical Analysis and Variography. GSR provided SRK with all of the relevant DD assay data, structural control lines and high and low grade mineralized wire frames (Leapfrog Isoshells).

Table 14-11 summarizes the gold statistics of the assays tagged by mineralized domains provided by GSR. In May 2017, SRK evaluated four drill hole databases for the Wassa Gold Mine, and after discussions with GSR, agreed to combine these databases as conditioning data to be used in grade estimation. This decision has not since been revisited, and all four databases were combined once again.

For consistency with previous models, SRK chose to composite at 3.0-m lengths within the solid wireframes. Unlike previous Mineral Resource models where all composites with length greater than 0.3 m were kept in the estimation database, SRK chose to remove all composites smaller than 1.5 m (or 50% of the composite length). Summary statistics for these composites are also provided in Table 14-11. There is a slight change in the mean grade between assays and composites; however, assay statistics are length weighted, while composite statistics are unweighted since length weights will not be used during grade estimation.

Table 14-11 Summary Gold Statistics of Assays and Composites

Zone	Assays						Composites**
	Count	Mean	Std Dev*	Min*	Max*	CoV*	Count	Mean	Std Dev*	Min*	Max*	CoV*
HG + LG	264,166	1.69	5.84	0.001	1547.97	3.45	93,387	1.71	3.84	0.001	185.07	2.24
HG	59,860	4.27	11.15	0.001	1547.97	2.61	20,094	4.32	6.95	0.001	185.07	1.61
LG	204,306	0.99	2.71	0.001	442.20	2.73	73,293	1.00	1.78	0.001	152.75	1.78

* StdDev = Standard Deviation; Min = Minimum; Max = Maximum; CoV = Coefficient of Variation

** Less 1.5 m residual composites, composite statistics are not length-weighted

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

In collaboration with GSR, SRK selected the capping value by comparing probability plots of gold composites on a by-domain basis and plotting the mean grade and the number of affected data by the chosen cap value shown in Figure 14-12. In recognition of the differences in drill density north and south of 19400N, and the potential impact of this spacing on high grade smearing, SRK separated the database into a northern and southern dataset at 19,400 mN.

Figure 14-12 Probability Plot for LG (left) and HG (right) Domains North of 19400N (top row) and South of 19400N (bottom row) (SRK, 2020)

In the northern area, SRK chose to cap HG composites at 50 g/t gold and LG composites at 22 g/t gold. These capping thresholds are slightly higher than those chosen in the January 2019 Mineral Resource model; however, given the data density, SRK does not foresee any overestimation issues. In the south, SRK capped the HG composites at 20 g/t gold and LG composites at 15 g/t gold. Table 14-12 compares the statistics for uncapped and capped composite gold grades.

Table 14-12 Comparison of Uncapped and Capped Gold Composite Grades – LR model

Zone	Composites					Capped Composites
	Count	Mean	StdDev*	Max*	CoV*	Mean	StdDev*	Max*	CoV*
HG + LG	93,387	1.71	3.84	0.001	185.06	1.68	3.20	50	1.90
HG	20,094	4.32	6.95	0.001	185.06	4.21	5.67	50	1.35
LG	73,293	1.00	1.78	0.001	152.75	0.98	1.42	22	1.45

* StdDev = Standard Deviation; Min = Minimum; Max = Maximum; CoV = Coefficient of Variation

As with the previous short-range Mineral Resource estimates for Wassa, GSR contracted SRK (Moscow) to conduct all of the mineralized wireframe modelling, Statistical Analysis and Variography. GSR provided SRK with all of the relevant DD assay data and structural control lines .

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

The composite assay statistics for the SR model have been provided in Table 14-13. The target composite length was 2.0m, but with small length adjustments made to avoid creating shorter composites at the end of intersections. In the few cases where composites with a length less than 1m were generated, these were discarded.

Table 14-13 Comparison of uncapped and capped gold composite grades – SR model

Zone	Composites					Capped Composites
	Count	Mean	StdDev*	Max*	CoV*	Mean	StdDev*	Max*	CoV*
HG	24,023	4.92	8.16	217.64	1.66	4.34	4.44	20	1.02
LG	39,005	0.68	0.69	90.26	1.02	0.67	0.56	20	0.85

* StdDev = Standard Deviation; Min = Minimum; Max = Maximum; CoV = Coefficient of Variation

During the kriging estimate, the 2m Au composites were capped at 20g/t Au. This capping value has been reviewed by GSR at various times throughout the Wassa Underground mine’s history. Mine reconciliation data has shown that the 20g/t Au cap value has reconciled an acceptable level, with the capping considered to have a conservative to neutral effect on the grade estimation, depending on which part of the Wassa Underground deposit is being estimated. As such, the capping value remained unchanged during the latest SR model creation. Histograms in Figure 14-13 and Figure 14-14 have been provided, showing the uncapped 2m composite grade distribution for the two domains.

Figure 14-13 Histogram showing the uncapped 2m Au composite grade distribution for the mineralized domain

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

Figure 14-14 Histogram showing the uncapped 2m composite grade distribution for the halo domain

14.5.1	Wassa Local Angle Models (LR Model)

SRK generated local angles derived from triangulated facets of the structural trend surfaces provided by GSR. This was achieved using Datamine Studio RM, and an initial angle data set for both dip and dip directions. As before, the structural trend surfaces were generated using Leapfrog, and the mesh resolution provided a smooth variation of the dip and dip direction angles.

The angles data set was then used to interpolate a block model of dip and dip directions, which was later called upon for local estimation. The estimation of angles used inverse distance estimation with a power of three, using an isotropic range of 500 m with up to six conditioning angle data. This is consistent with the Mineral Resource models built since 2017.

14.5.2	Local Variogram Models

The local estimation approach chosen for the Wassa Gold Mine required the specification of local variogram models. SRK assessed and modelled local variograms for the HG and LG domains, centred about each anchor point. Anchor point locations were reviewed by GSR prior to finalization of their locations. Table 14-14 summarizes the anchor point locations and their local orientations for variogram calculation and modelling. The modelled local variograms for these anchor points are tabulated in Table 14-15. For the LG domain, SRK relied on variograms based on the combined LG and HG capped composites due to the challenges of inferring reliable variograms based solely on LG composites. One reason for the inference challenge may be related to the spatial voids in the database where the HG domain resides. For anchor points 6, 8 and 13, SRK used the HG domain variograms for the LG domain and adjusted the ranges wherever possible to reflect the combined domain variograms.

For each domain (LG and HG), the local variogram parameters (Table 14-15) were then estimated to the block model grid to be read into the grade estimation. In general, the local variograms should be smoothly transitioning within the series. Abrupt changes in grade continuity, within a zone and between anchor point locations, were not expected. Highly localized changes were addressed by the selection of anchor point locations. To ensure smoothness of the local variograms parameters and consistency with the 2015 model, SRK used global kriging with a continuous spherical variogram with ranges of 1,000 by 750 by 500 metres.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

An example of the variograms for the HG and LG zones at two anchor points, 1 and 14 are shown in Figure 14-15 and in Figure 14-16.

Table 14-14 Local variogram orientations and anchor point locations

Anchor Point	GSLib			Gems			Coordinates
	ANG1	ANG2	ANG3	Azm	Dip	Azm	X	Y	Z
1	75	-88	0	75	-88	-15	40263	18575	136.5
2	79	-75	0	79	-75	-11	40164	18923	-322
3	270	-69	0	270	-69	180	40135	19155	438.5
4	285	-74	0	285	-74	195	40245	19575	1005.5
5	259	-77	0	259	-77	169	40005	19555	603.5
6	272	-61	0	272	-61	182	40015	19705	873.5
7	270	-75	0	270	-75	180	39975	19925	945.5
8	273	-85	0	273	-85	183	40245	19925	876.5
9	255	-77	0	255	-77	165	39945	19925	624.5
10	257	-37	0	257	-37	167	39975	20165	780.5
11	271	-75	0	271	-75	181	40255	20155	951.5
12	249	-65	0	249	-65	159	40045	20425	975.5
13	154	-41	0	154	-41	64	39835	20425	966.5
14	141	-46	0	141	-46	51	39555	20125	906.5

Table 14-15 Local variogram models by domain

Domain	AP	Nugget	Structure 1 (Exp)				Structure 2 (Sph)
		Effect	CC	Ahmax	Ahmin	Ahvert	CC	Ahmax	Ahmin	Ahvert
LG	1	0.25	0.58	10	10	8	0.17	40	40	25
	2	0.25	0.58	11	11	8.5	0.17	45	45	25
	3	0.2	0.55	24	10	4	0.25	24	14	6
	4	0.2	0.35	10	20	5	0.45	160	250	21
	5	0.2	0.64	6	17	8	0.16	45	90	22
	6	0.2	0.35	8	8	3	0.45	35	50	13
	7	0.2	0.55	14	8	10	0.25	60	50	20
	8	0.2	0.45	12	20	15	0.35	175	175	55
	9	0.2	0.6	7	10	6.5	0.2	50	90	22
	10	0.3	0.52	9.5	11	6	0.18	28	60	25
	11	0.2	0.58	25	25	8	0.22	185	185	55
	12	0.25	0.65	15	15	12.5	0.1	90	90	12.5
	13	0.2	0.68	8	12	8	0.12	20	50	10
	14	0.2	0.68	8	8	6	0.12	40	40	20
HG	1	0.25	0.58	10	10	6.5	0.17	35	35	25
	2	0.25	0.68	11	11	8.5	0.07	25	25	15
	3	0.3	0.25	24	24	5	0.45	32	32	14
	4	0.2	0.35	10	20	5	0.45	160	250	21
	5	0.2	0.67	8	18	8	0.13	55	100	22
	6	0.2	0.45	10	10	3	0.35	30	22	13
	7	0.2	0.5	25	8	8	0.3	60	55	12
	8	0.2	0.35	35	35	5	0.45	175	175	55
	9	0.2	0.65	6.5	11	6	0.15	30	100	35
	10	0.2	0.62	6.5	4.5	7	0.18	25	55	40
	11	0.2	0.53	31	31	12	0.27	185	185	55
	12	0.25	0.38	15	15	6.5	0.37	110	25	7
	13	0.3	0.68	10	10	8	0.02	75	75	30
	14	0.3	0.68	10	10	8	0.02	75	75	30

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

Figure 14-15 HG Variogram from anchor point 1 (SRK, 2020)

Figure 14-16 LG Variogram from anchor point 14 (SRK, 2020)

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

Local variogram models were not used in the SR model. The SR model used a different locally-variable-anisotropy (LVA) technique. Each location in the block model was assigned azimuth, dip and plunge information based on the structural control surfaces and the overall variogram model. This orientation information was then called upon during the estimation process to set the orientation of the variogram model and search neighbourhood each block grade estimate.

The variogram parameters for the HG & LG mineralized domains were set as shown in Figure 14-17.

Figure 14-17 Variogram for the short-range HG & LG mineralized domains (SRK, 2020)

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

14.5.3	Hwini Butre Father Brown – Adoikrom

The statistics were preformed on each of the domains for each individual zone, FBZ (HW, HG and FW) and ADK (HW, HG and FW)

The descriptive statistics for the individual modelled domains are summarized in Table 14-16.

Table 14-16 Descriptive statistics for Hwini Butre modelled domains (uncapped & capped)

Zone	Domain	Capping	Count	Minimum	Maximum	Mean	stdev	COV
Adoikrom	HW	Uncapped	807	0.00	13.42	1.31	1.265	0.965
		Capped	807	0.00	5.00	1.00	0.793	0.791
	HG	Uncapped	946	0.09	136.38	7.58	10.300	1.359
		Capped	946	0.00	23.00	5.90	5.088	0.863
	FW	Uncapped	855	0.00	12.01	1.19	1.058	0.893
		Capped	855	0.00	5.00	0.95	0.802	0.843
Father Brown Zone	HW	Uncapped	1,130	0.01	37.62	0.81	1.796	2.214
		Capped	1,130	0.01	5.00	0.60	0.741	1.231
	HG	Uncapped	1,207	0.01	253.00	11.41	17.272	1.513
		Capped	1,207	0.01	46.00	9.28	10.827	1.167
	FW	Uncapped	1,120	0.00	40.10	1.02	2.458	2.402
		Capped	1,120	0.00	5.00	0.74	0.789	1.068

Probability plots for each vein unit for each domain are generated and shown in Figure 14-18. The capping values selected from the probability plots are summarized in Table 14-17.

Figure 14-18 Gold grade probability plot with outliers and far out thresholds highlighted (RMS, 2020)

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

Table 14-17 Capping values selected from analysis of the probability plot

Deposit	Vein unit	Capped Values used
FBZ	FW	5
FBZ	HG	46
FBZ	HW	5
ADK	FW	5
ADK	HG	23
ADK	HW	5

The variography was performed for each deposit and for each vein unit (FBZ & ADK) using capped composites. Experimental variograms are calculated for full range of possible azimuths with steps of 15 degrees totaling 24 directions. The direction with most continuous experimental points from visual inspection of the 24 directions were utilized for nugget inference. These directions may not coincide with the final major continuity direction when considering all experimental points for final model fit. The nugget is inferred by fitting a single structure spherical variogram to the first few (up to three) experimental variogram points.

The variogram nugget inference for all vein units in FBZ are shown in Figure 14-19. The directions utilized for nugget inference are detailed in each plot in Figure 14-19.

Figure 14-19 Inferred nugget effect for gold grade in each vein unit for FBZ deposit (RMS, 2020)

The experimental variogram and fitted model for FW unit in FBZ is shown in Figure 14-20. The parameters of the fitted model are summarized in Table 14-18. The experimental variogram and fitted model for HG unit in FBZ is shown in Figure 14-21. The parameters of the fitted model are summarized in Table 14-19. The experimental variogram and fitted model for HW unit in FBZ is shown in Figure 14-22. The parameters of the fitted model are summarized in Table 14-20.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

γ
0.0
0.5
1.0
0° Azm, 0° Ind
15° Azm, 0° Ind
30° Azm, 0° Ind
45° Azm, 0° Ind
60° Azm, 0° Ind
75° Azm, 0° Ind
90° Azm, 0° Ind
105° Azm, 0° Ind
120° Azm, 0° Ind
135° Azm, 0° Ind
150° Azm, 0° Ind
165° Azm, 0° Ind
180° Azm, 0° Ind
195° Azm, 0° Ind
210° Azm, 0° Ind
225° Azm, 0° Ind
240° Azm, 0° Ind
255° Azm, 0° Ind
270° Azm, 0° Ind
285° Azm, 0° Ind
300° Azm, 0° Ind
315° Azm, 0° Ind
330° Azm, 0° Ind
345° Azm, 0° Ind
0
15
30
Lag Distance (m)

Figure 14-20 Fitted experimental variogram points for gold grade in FW for FBZ deposit (RMS, 2020)

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

0° Azm, 0° Ind
15° Azm, 0° Ind
30° Azm, 0° Ind
45° Azm, 0° Ind
60° Azm, 0° Ind
75° Azm, 0° Ind
90° Azm, 0° Ind
105° Azm, 0° Ind
120° Azm, 0° Ind
135° Azm, 0° Ind
150° Azm, 0° Ind
165° Azm, 0° Ind
180° Azm, 0° Ind
195° Azm, 0° Ind
210° Azm, 0° Ind
225° Azm, 0° Ind
240° Azm, 0° Ind
255° Azm, 0° Ind
270° Azm, 0° Ind
285° Azm, 0° Ind
300° Azm, 0° Ind
315° Azm, 0° Ind
330° Azm, 0° Ind
345° Azm, 0° Ind
γ
0.0
0.5
1.0
0
15
30
Lag Distance (m)

Figure 14-21 Fitted experimental variogram points for gold grade in HG for FBZ deposit (RMS, 2020)

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

0° Azm, 0° Ind
15° Azm, 0° Ind
30° Azm, 0° Ind
45° Azm, 0° Ind
60° Azm, 0° Ind
75° Azm, 0° Ind
90° Azm, 0° Ind
105° Azm, 0° Ind
120° Azm, 0° Ind
135° Azm, 0° Ind
150° Azm, 0° Ind
165° Azm, 0° Ind
180° Azm, 0° Ind
195° Azm, 0° Ind
210° Azm, 0° Ind
225° Azm, 0° Ind
240° Azm, 0° Ind
255° Azm, 0° Ind
270° Azm, 0° Ind
285° Azm, 0° Ind
300° Azm, 0° Ind
315° Azm, 0° Ind
330° Azm, 0° Ind
345° Azm, 0° Ind
γ
0.0
0.5
1.0
0
15
30
Lag Distance (m)

Figure 14-22 Fitted experimental variogram points for gold grade in HW for FBZ deposit (RMS, 2020)

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

Table 14-18 Fitted variogram parameters for gold grade in FW for FBZ deposit

	Nugget	Structure 1	Structure 2
Contribution	0.000	0.851	0.149
Model Shape		exponential	exponential
Angle 1		43.3	43.3
Angle 2		0.0	0.0
Angle 3		0.0	0.0
Range 1		10.0	155.9
Range 2		16.3	10.0
Range 3		1.0	1.0

Table 14-19 Fitted variogram parameters for gold grade in HG for FBZ deposit

	Nugget	Structure 1	Structure 2
Contribution	0.250	0.416	0.334
Model Shape		exponential	exponential
Angle 1		29.1	29.1
Angle 2		0.0	0.0
Angle 3		0.0	0.0
Range 1		10.0	77.3
Range 2		10.0	50.0
Range 3		1.0	1.0

Table 14-20 Fitted variogram parameters for gold grade in HW for FBZ deposit

	Nugget	Structure 1
Contribution	0.283	0.717
Model Shape		exponential
Angle 1		72.6
Angle 2		0.0
Angle 3		0.0
Range 1		10.0
Range 2		10.0
Range 3		1.0

The variogram nugget inference for all vein units in ADK is shown in Figure 14-23. The directions utilized for nugget inference are detailed in each plot in Figure 14-23 and the experimental variogram and fitted model for FW unit in ADK is in Figure 14-24. The parameters of the fitted model are summarized in Table 14-21. The experimental variogram and fitted model for HG unit in ADK is shown in Figure 14-25 and the parameters of the fitted model in Table 14-22. The experimental variogram and fitted model for HW unit in ADK is shown in Figure 14-26. The parameters of the fitted model are summarized in Table 14-23.

Figure 14-23 Inferred nugget effect for gold grade in each vein unit for ADK deposit (RMS, 2020)

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

0° Azm, 0° Ind
15° Azm, 0° Ind
30° Azm, 0° Ind
45° Azm, 0° Ind
60° Azm, 0° Ind
75° Azm, 0° Ind
90° Azm, 0° Ind
105° Azm, 0° Ind
120° Azm, 0° Ind
135° Azm, 0° Ind
150° Azm, 0° Ind
165° Azm, 0° Ind
180° Azm, 0° Ind
195° Azm, 0° Ind
210° Azm, 0° Ind
225° Azm, 0° Ind
240° Azm, 0° Ind
255° Azm, 0° Ind
270° Azm, 0° Ind
285° Azm, 0° Ind
300° Azm, 0° Ind
315° Azm, 0° Ind
330° Azm, 0° Ind
345° Azm, 0° Ind
γ
1.0
0.5
0.0
0
20
40
Lag Distance (m)

Figure 14-24 Fitted experimental variogram points for gold grade in FW for ADK deposit (RMS, 2020)

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

γ
1.0
0.5
0.0
0
15
30
Lag Distance (m)
0° Azm, 0° Ind
15° Azm, 0° Ind
30° Azm, 0° Ind
45° Azm, 0° Ind
60° Azm, 0° Ind
75° Azm, 0° Ind
90° Azm, 0° Ind
105° Azm, 0° Ind
120° Azm, 0° Ind
135° Azm, 0° Ind
150° Azm, 0° Ind
165° Azm, 0° Ind
180° Azm, 0° Ind
195° Azm, 0° Ind
210° Azm, 0° Ind
225° Azm, 0° Ind
240° Azm, 0° Ind
255° Azm, 0° Ind
270° Azm, 0° Ind
285° Azm, 0° Ind
300° Azm, 0° Ind
315° Azm, 0° Ind
330° Azm, 0° Ind
345° Azm, 0° Ind

Figure 14-25 Fitted experimental variogram points for gold grade in HG for ADK deposit (RMS, 2020)

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

γ
1.0
0.5
0.0
0° Azm, 0° Ind
15° Azm, 0° Ind
30° Azm, 0° Ind
45° Azm, 0° Ind
60° Azm, 0° Ind
75° Azm, 0° Ind
90° Azm, 0° Ind
105° Azm, 0° Ind
120° Azm, 0° Ind
135° Azm, 0° Ind
150° Azm, 0° Ind
165° Azm, 0° Ind
180° Azm, 0° Ind
195° Azm, 0° Ind
210° Azm, 0° Ind
225° Azm, 0° Ind
240° Azm, 0° Ind
255° Azm, 0° Ind
270° Azm, 0° Ind
285° Azm, 0° Ind
300° Azm, 0° Ind
315° Azm, 0° Ind
330° Azm, 0° Ind
345° Azm, 0° Ind
0
30
60
Lag Distance (m)

Figure 14-26 Fitted experimental variogram points for gold grade in HW for ADK deposit (RMS, 2020)

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

Table 14-21 Fitted variogram parameters for gold grade in FW for ADK deposit

	Nugget	Structure 1	Structure 2
Contribution	0.000	0.062	0.938
Model Shape		exponential	exponential
Angle 1		77.8	77.8
Angle 2		0.0	0.0
Angle 3		0.0	0.0
Range 1		15.0	15.0
Range 2		929.5	15.0
Range 3		1.0	1.0

Table 14-22 Fitted variogram parameters for gold grade in HG for ADK deposit

	Nugget	Structure 1	Structure 2
Contribution	0.097	0.460	0.443
Model Shape		exponential	exponential
Angle 1		13.1	13.1
Angle 2		0.0	0.0
Angle 3		0.0	0.0
Range 1		32.8	21.9
Range 2		38.9	10.0
Range 3		1.0	1.0

Table 14-23 Fitted variogram parameters for gold grade in HW for ADK deposit

	Nugget	Structure 1	Structure 2
Contribution	0.000	0.650	0.350
Model Shape		exponential	exponential
Angle 1		73.1	73.1
Angle 2		0.0	0.0
Angle 3		0.0	0.0
Range 1		15.0	58.4
Range 2		15.0	99.9
Range 3		1.0	1.0

The major direction of continuity for each variogram model for each deposit is inferred from the weighted ranges of each variogram structure utilizing their contribution as weights. The major direction is rotated back to original space and the results are summarized in Table 14-24.

Table 14-24 Fitted major variogram directions in original space

Deposit	Domain	Azimuth	Dip	Weighted Anisotropy
FBZ	FW	118.9	26.5	2.1
FBZ	HG	131.6	18.5	1.4
FBZ	HW	86.9	38.5	1.0
ADK	FW	172.9	10.9	4.8
ADK	HG	4.1	11.7	1.1
ADK	HW	170.7	15.1	1.5

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

14.5.4	Benso

The statistics are based on composited assay values within the wireframes modelled by GSR; the data was composited to 2 m lengths within the mineralized zones, and composites of less than 1.50 m were removed.

The descriptive statistics for the individual modelled domains, split by oxidation state, are summarized below in Table 14-25. The transition zone is relatively thin, and so has not been analysed separately. For all datasets, zero values were checked in the database, and were set to 0.001 g/t.

Table 14-25 Descriptive statistics for Benso modelled domains (capped)

Domain	Oxidation	Count	Minimum	Maximum	Mean	Variance	COV
Subriso East	Oxide	266	0.001	30.81	2.11	15.18	1.85
	Fresh	649	0.001	51.58	2.54	25.49	1.99
Total		915	0.001	51.58	2.42	22.51	1.96
Subriso West	Oxide	36	0.41	15.86	3.14	14.11	1.20
	Fresh	571	0.001	223.83	3.88	147.39	3.13
Total		607	0.001	223.83	3.83	139.48	3.08
G Zone	Oxide	44	0.001	21.15	2.76	18.69	1.57
	Fresh	570	0.001	52.33	2.04	11.1	1.63
Total		614	0.001	52.33	2.09	11.64	1.63
I Zone	Oxide	11	0.21	1.51	0.97	0.23	0.49
	Fresh	86	0.11	18.18	2.72	10.96	1.22
Total		97	0.11	18.18	2.52	10.04	1.26

The four areas were combined into two areas for estimation purposes; namely Subriso East, and Subriso West, G Zone and I Zone combined. The Subriso East domain is separated from the Subriso West, G Zone and I Zone areas, and strikes roughly north-south, with a dip to the west of between 55 and 60°. The Subriso West, G Zone and I Zone areas lie in sub-parallel structures, striking roughly to the north-west (320°), with a steep dip of 75 to 80° towards the south-west. The descriptive statistics for the two separate estimation domains are shown below in Table 14-26.

Table 14-26 Descriptive statistics for simplified Benso modelled domains (capped)

Domain	Count	Minimum	Maximum	Mean	Variance	COV
Subriso East	915	0.001	51.58	2.42	22.51	1.96

Subriso West, G Zone and I Zone	1318	0.001	223.83	2.93	71.05	2.88

Statistical distributions for the two domains are similar, with the histograms indicating that the distribution is not normal, being highly negatively skewed. The log transformed gold grade data demonstrates there may be several populations within the distribution and that the distribution approached log-normality.

HG caps were applied to the composite data as follows:

•	Subriso East: 40 g/t cap; and
•	Subriso West, G Zone, I Zone: 60g/t cap.

The estimation data sets noted above were used to derive variograms for estimation. In all cases, the grade block model for each individual modelled solid was estimated using only the composites inside that solid.

Variography was undertaken on the log transformed data, with a short lag, omnidirectional, downhole variogram used to derive the nugget effect. Directional variograms were then calculated within a rotated plane aligned with the strike and dip of the modelled solids. The variogram parameters derived from the modelled variograms are shown in Table 14-27. Variograms were back transformed before use in OK.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

Table 14-27 Variogram parameters for the Benso zones

Parameter	Subriso East	Subriso West, G Zone and I Zone
Co	0.25	0.19
C1	0.41	0.54
C2	0.34	0.27
a1 (strike)	20	20
a1 (dip)	15	8
a2 (strike)	50	50
a2 (dip)	40	30
14.5.5	Chichiwelli

The statistics are based on composited assay values domained within the mineralization wireframes described previously, with sample data composited to 2 m lengths within the mineralized zones.

The statistics presented here are based on all drilling data that intersect the wireframes. The composites inside the modelled bodies were also split into oxidation states, but as there was little information for the transition zone, SRK combined the three oxidation states and used the combined oxidations datasets throughout the statistical and geostatistical studies, and the subsequent grade estimation.

The descriptive statistics for the two separate estimation domains are shown below in Table 14-28.

Table 14-28 Descriptive statistics for Chichiwelli modelled domains (capped)

Domain	Count	Minimum	Maximum	Mean	Variance	COV
East	418	0.001	41.1	1.75	17.64	2.41
West	559	0.001	46.3	1.69	10.14	1.89

HG capping was applied to both the East and West domains. The HG caps were determined on the basis of the shape of the tail of the log histogram and the log probability plots. Capping reduces the extreme values to a nominated capped value, which affects the mean grades of the 2.0 m composites, as indicated by Table 14-29.

Table 14-29 Chichiwelli high grade capping

Domain	Cap Applied	Mean Grade before Cap	Mean Grade after Cap	Percentage difference
	(g/t)	(g/t)	(g/t)	(%)
East	25	1.75	1.65	-6.06
West	15	1.69	1.59	-6.29

The estimation data sets noted above were used to derive variograms for estimation. In all cases, the grade block model for each individual modelled solid was estimated using only the composites inside that solid.

Variograms were modelled for the East and West domains separately. Variography was attempted for the individual solids, but the resultant variograms were unable to be modelled. Raw variography resulted in difficult to model variograms, and so a Gaussian transformation was applied to the data. The first stage was to define the nugget effect from a short-lag omnidirectional variogram, which is calculated along the drillhole, and then to model the variogram ranges from directional variograms from along strike, down-dip and across dip directions. The directional variograms are then back transformed into “raw” space and used for subsequent estimation. The back transformed variograms and resultant variogram parameters are included in Table 14-30.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

Table 14-30 Variogram parameters for Chichiwelli zones

Parameter	East	West
Co	7.94	3.06
C1	3.60	1.59
Nugget Effect (%)	68.8	65.81
Range (m)
a1 (strike)	25	40
a1 (dip)	25	35
a1 (normal to strike)	8	4.7
14.6	Block Model and Grade Estimation
14.6.1	Wassa Long-Range Block Model

A 3D block model including rock type, gold, percent mineralization, density and class was constructed for each of the modelling areas, Wassa short-range and long-range. The selection of the block size was driven by the borehole spacing and mainly by the geometry of the auriferous zones, but also based on mining parameters and in accordance with the previous Mineral Resource estimate. The LR models block size was set at 10 x 10 x 5 m in the northing, easting and elevation directions, respectively along the mine grid. The block model origins can be seen in Table 14-31.

Table 14-31 Wassa LR model definitions, upper left hand corner coordinates

	Block Size	Origin*	Block Count
	(m)	(m)
X	10	39,050	180
Y	10	18,200	260
Z	5	1,100	375

* Coordinates relative to mine grid.

A percent block model was used to evaluate tonnages. Tonnage for each respective block was obtained by weighting volumes corresponding to the interpreted auriferous zones and the respective mean SG defined by weathering profile.

The block model bulk density data was coded based on weathering surface which was built to define oxide material from fresh material. The weathering surface defined the ‘top of fresh’ material; all blocks above the ‘top of fresh’ surface were designated as oxide and material below the surface as ‘fresh’. The bulk density values assigned to the block model were based on series of measurements made over the various exploration phases going back to the initial GSR exploration program in 2002. The density values used for the tonnage estimate were provided by GSR and are detailed below in Table 14-32.

Table 14-32 Average Bulk Density used for LR model

Weathering Type	Avg Bulk Density t/m3
Oxide	1.8
Fresh	2.8

For the SR model, the Surpac 3D block model contained the 20 g/t Au capped composite grade estimate, the bulk density coding, the domain coding, the depletion coding, and the Mineral Resource classification coding. The block size for estimation is effectively 5m cubes, with sub-blocking to 2.5 mN, 1.0 mE and 2.5 mRL. The block size was based on the Measured Mineral Resource drill spacing at Wassa. The Surpac block model is structured with a 2.5 mN, 1.0 mE, and 2.5 mRL block size, and no sub-blocking, in order to facilitate transfer of the block model between different software. The Surpac block model contained a total of 9,041,540 blocks, with the origins outlined in Table 14-33.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

Table 14-33 Wassa SR model definitions

Coordinate	Origin	Block Size (m)	No. of Blocks
X	39,600	1	272
Y	19,350	2.5	460
Z	320	2.5	292

As the Wassa Underground mine exists well below the bottom of the partial oxidation layer, the bulk density in the model has been set to 2.8 (fresh rock). The 2.8 value comes from test work performed by both GSR and Intertek during 2017 and 2018.

14.6.2	Wassa Mineral Resource Estimation Methodology

For the LR model, SRK implemented the same methodology since 2018 to construct the Mineral Resource model, using ordinary kriging with local varying angles and local variograms for the estimation of gold grades. The general steps required to implement the approach are:

•	Construct locally varying angles models for dip and dip direction;
•	Calculate and model local variograms for each series and interpolate these local variograms to construct a model of local variogram model parameters;
•	Estimate gold grades using ordinary kriging, calling upon the local models of dip, dip direction, and variogram models; and
•	Check estimated model using qualitative and quantitative methods.

Table 14-31 summarizes the block model definition used for the model area using the mine grid. No rotation was applied. GSR opted to change the vertical size of a block from 3 m to 5 m to improve alignment of the model to mine elevations. The vertical extent of the model has increased to encompass the mineralization delineated by the deeper southern exploration boreholes.

The following sections summarize the method(s) used, assumptions made, and results obtained for each of the four modelling steps.

For the SR model, the Mineral Resource estimation methodology involved:

•	The construction of structural control surfaces that represented the orientation of the mineralized structures in the local area;
•	The generation of domains shells from the composited assay data, influenced by the structural control surfaces;
•	Coding of the block model framework with the domain shell information;
•	Estimation of the Au grade into the block model, using the azimuth and dip information collected from the structural control surfaces;
•	The structural information was used to rotate the variogram model into the local mineralized trend orientation. Estimation was performed using ordinary kriging;
•	Coding of the model using solids created by the Wassa Mine Geology group to define Measured and Indicated Mineral Resources. The classification was based on the drill density observed on a section by section basis; and
•	Depletions and validation of the model.
14.6.3	Wassa Grade Estimation

Using the models of local angles and local variograms, SRK performed the grade estimation using ordinary kriging methodology. The LG and HG estimation used the parameters in Table 14-34. The parameters differ from previous models and are based on an estimation sensitivity analysis conducted in January 2020. The selection of an appropriate set of estimation parameters was based on ensuring a good quantile-quantile comparison of the resultant estimated grades distribution to change of support corrected distributions for each of the LG and HG domains. This should ensure an appropriate level of smoothness.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

Table 14-34 LR model Estimation Parameters

Pass	Composites		Maximum Composites per Borehole	Search Ellipse			GSLIB

	Min.	Max		Svx	Svy	Svz	A1	A2	A3
				(m)	(m)	(m)
1	3	8	2	50	50	50	270	-50	0
2	2	12	4	90	90	50	270	-50	0
3	1	15	-	200	200	200	270	-50	0

The first estimation run required at least two holes with the aim to localize grade estimates. The second pass was slightly more relaxed, requiring fewer samples found within a larger search radius. The third estimation pass considered search ellipses sized at least twice the variogram ranges, with the aim of estimating most of the blocks unvisited by the first two passes. As the estimation considered a stationary search ellipsoid, these ranges were selected to ensure that local estimation yielded estimates that conformed to the local anisotropy and local variograms.

After estimation of each domain, the LG and HG domain grades were then combined into a single block grade based on a percentage weighted average of the estimated grade based on fill volume of the respective Mineral Resource wireframes. These single block grades were used to generate the swath plots.

For the SR model, SRK (Moscow) performed the grade estimate using same estimation methodology employed at the underground mine since the start of production. Hard boundaries were used to prevent mineralized domain and halo domain information from mixing. Composites from inside the halo domain were only allowed to influence the grade estimation inside the halo wireframe, whilst composites from inside the mineralized domain were only allowed to influence the grade estimation inside the mineralized wireframe. Grade estimation was performed using Ordinary Kriging. The parameters for the estimation have been provided in Table 14-35.

Table 14-35 SR model estimation parameters

Pass	Composites		Maximum composites per Borehole	Search Ellipse

	Min	Max		Long mX	Intermediate mY	Short mZ
1	6	18	5	60	30	15
2	4	24	No Limit	120	60	30
3	1	24	5	200	200	100

The variogram model was oriented along 270° azimuth, 50° dip, 20° plunge to the south.

14.6.4	Hwini Butre Father Brown – Adoikrom

The estimation is performed using ordinary kriging with uncapped and capped gold grades. The number of composites and maximum search radius utilized for each vein unit in each deposit are shown in Table 14-36. The influence of outliers is visually evident in the HG unit.

Table 14-36 Kriging search parameters for each vein unit in each deposit

Deposit	Vein Unit	Maximum Search (m)	Maximum Composites
FBZ	HW	250	8
FBZ	HG	500	4
FBZ	FW	500	4
ADK	HW	250	4
ADK	HG	1000	24
ADK	FW	1000	2

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

Two block models were produced one for FBZ the other for ADK. No rotation was applied to the models. Block sizes were chosen to reflect the geometry of the deposits. Grade data for each of the modelled units was interpolated into the individual structures only. Block model parameters for FBZ and ADK are summarized in Table 14-37 and Table 14-38.

Table 14-37 Father Brown block model parameters

Coordinate	Origin	Boundary size	Block Size (m)
X	175681.47	1443	1
Y	32345.73	683	2
Z	1176.72	482	2

Table 14-38 Adoikrom Zone block model parameters

Coordinate	Origin	Boundary size	Block Size (m)
X	175731.38	718	1
Y	32394.43	804	2
Z	1271.61	721	2

The density values used for the tonnage estimate were provided by GSR, and are detailed in Table 14-39.

Table 14-39 Hwini Butre rock density

Oxidation State	Value (t/m3)
Fresh	2.7

14.6.5	Benso

A block model was produced for the whole Benso area. No rotation was applied to the model. Block sizes were chosen to reflect the average spacing of drill lines along the strike. Grade data for each of the modelled units was interpolated into the individual structures only, with soft boundaries between oxidation states, and subsequently reported as oxide or fresh. Block model parameters for Benso are summarized in Table 14-40.

Table 14-40 Benso block model parameters

Coordinate	Origin	Block Size (m)	No. of Blocks
X	173750	12.5	300
Y	56000	25	160
Z	1205	10	60

Block grades for each of the mineralized zones were estimated using OK. OK was carried out in four passes for each mineralized zone, and the search parameters for the individual domains are shown in Table 14-41. The discretization grid was set at 5 x 2 x 1 (xyz) in all cases. The search ellipsoids are relatively large compared to the variogram ranges, but as there is quite a high data density the blocks were usually estimated with data significantly closer than the edges of the ellipsoid.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

Table 14-41 Benso ellipsoid search neighbourhood parameters

Domain		Search 1	Search 2
Subriso East	X	100	200
	Y	80	160
	Z	20	40
	Min. Samples	4	4
	Max. Samples	36	36
Subriso West, G Zone and I Zone	X	100	200
	Y	80	160
	Z	20	40
	Min. Samples	4	4
	Max. Samples	36	36

GSR modelled the oxidation surface to determine the boundary between oxide and fresh material. No transition zone was modelled. The density values used for the tonnage estimate were provided by GSR and are detailed in Table 14-42.

Table 14-42 Benso rock density

Oxidation State	Value (t/m3)
Oxide	1.8
Fresh	2.7
14.6.6	Chichiwelli

A block model was produced for the whole Chichiwelli area. No rotation was applied to the model. Block sizes were chosen to reflect the average spacing of drill lines along the strike. Grade data for each of the modelled units was interpolated into the individual structures only, with soft boundaries between oxidation states, and subsequently reported as oxide or fresh. Block model parameters for Chichiwelli are summarized in Table 14-43.

Table 14-43 Chichiwelli block model parameters

Coordinate	Origin	Block Size (m)	No. of Blocks
X	631,093.64	12.5	100
Y	580,787.20	25	60
Z	1216 (max)	8	65

Block grades for each of the mineralized zones were estimated using OK. OK was carried out in four passes for each mineralized zone, and the search parameters for the individual domains shown below in Table 14-44. The discretization grid was set at 5x2x1 (xyz) in all cases. The search ellipsoids are relatively large compared to the variogram ranges, but as there is quite a high data density, the blocks were usually estimated with data significantly closer than the edges of the ellipsoid. Octants were used on the 1st and 2nd pass searches with three consecutive empty sectors, however they were not applied on the 3rd search pass, hence the same number of minimum and maximum samples for the 2nd and 3rd searches.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

Table 14-44 Chichiwelli ellipsoid search neighbourhood parameters

Domain		Search 1	Search 2	Search 3	Rotation Parameters
East	X	60	120	120	Azimuth: 20
	Y	60	120	120	Dip: 60
	Z	20	40	40	-
	Min. Samples	3	3	3	-
	Max. Samples	80	80	80	-
West	X	80	160	160	Azimuth: 20
	Y	80	160	160	Dip: 60
	Z	10	20	20	-
	Min. Samples	3	3	3	-
	Max. Samples	80	80	80	-

GSR modelled the oxidation surface to determine the boundary between oxide and fresh material. No transition zone was modelled. The density values used for the tonnage estimate were provided by GSR and are detailed in Table 14-45.

Table 14-45 Chichiwelli rock density

Oxidation State	Value (t/m3)
Oxide	1.8
Fresh	2.68
14.7	Model Validation and Sensitivity
14.7.1	Wassa

SRK checked the resultant LR block model by considering: (1) visual comparisons of block grades and nearby composites via a sectional approach; (2) swath plots for the combined LG and HG domains along northing, easting and a vertical swath; and (3) change of support checks. Sectional checks showed good consistency between the informing data and local estimated blocks, and also good conformity of grade trends to the local folds in the mineralization. In general, the swath plots showed that in areas of abundant data, the model matches well with the composite grades in that moving average window. Mismatches in the informing composites and the average block grades are attributed to those regions of the model that are sparsely sampled, specifically in the southern extent of the mineralized zone as shown in Figure 14-27.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

Figure 14-27 South-North Swath Plot Comparing Estimated Grades and Informing Capped Composites (SRK, 2020)

Histogram bars correspond to block tonnages in the February 2020 long-range Mineral Resource model South of 19,400 North, the estimated grades and the composite grade profiles are more erratically behaved. This is attributed to the presence of fewer composites with some very high-grade intersections, and the continuity of the grade shells in the southern area. Mineral Resources in the southern portion of the estimate have all been classified as Inferred Mineral Resources to reflect the lower confidence.

SRK anticipates that additional drilling in this area may impact the continuity of the grade domains and dampen the influence of these higher-grade intervals. SRK understand that GSR have conducted subsequent studies comparing 2018 to 2020 long- and short-range models; these comparisons demonstrate that year on year, the impact of additional drilling has historically increased the Inferred and Indicated Mineral Resources.

SRK also compared the ordinary kriging block model distribution with the declustered, change-of-support corrected distribution of the informing composites for the LG and HG domains (Figure 14-28). Declustering mitigates the influence of preferential sampling of borehole data; this often results in a distribution of composites whose mean statistic is often comparable to that of the estimated model. Further, a change-of-support correction is applied to account for the volume difference between the composite scale and the final block volume scale. Figure 14-28 shows the quantile-quantile comparison of the gold distribution from the block model and the expected grade distribution following declustering and change-of support corrections for the LG and HG domains. Overall, the mean grades from the block model are reasonably close to those predicted from declustering. The quantile-quantile plot shows that the block model is comparable to that predicted by the change-of-support for the HG domain, and slightly smoother than predicted for the LG domain.

The preliminary block model was delivered on February 28, 2020 for further review by GSR. The sub-blocked Surpac model was delivered on March 3, 2020.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

Figure 14-28 Quantile-Quantile Comparison of Block Model Grades to Declustered Change-of-Support Corrected Gold Distributions for LG (left) and HG (right) domains (SRK, 2020)

For the SR model, validation included the following processes:

•	Sectional visual check to ensure that the mineralized domain was completely enclosed by the halo domain;
•	Sectional visual check to ensure that the mineralized domain enclosed continuous high grade assay values and that the halo domain enclosed the lower grade isolated assay values;
•	Sectional visual check to ensure that the domain shells were influenced by the structural control surfaces;
•	Sectional visual check to ensure that composite assay values and block model grades were consistent with each other;
•	Volume check, to ensure coded block model volumes are close to original wireframe volumes;
•	Check that capping of the 2m composite assay values was performed correctly;
•	Check between the block model and the 2m capped composite values statistics for similar values;
•	Swath plots of the block grades versus the capped 2m composite values in the Easting, Northing and Elevation directions to ensure that the block grade estimate was valid; and
•	Comparison between the latest short-range block model tonnes and grade and the previous short-range block model tonnes and grade. Any difference in tonnes and grade was attributed to the addition of new drilling.

Swath plots reporting the comparison between the block model estimated grade and the capped 2m composite grade has been provided in Figure 14-29, Figure 14-30 and Figure 14-31.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

Figure 14-29 SWATH plot in the E-W direction X dimension. Blue line represents Block model Estimated grades and Red is 2m drill hole composites grades (SRK, 2020)

Figure 14-30 SWATH plot in the N-S direction Y dimension. Blue line represents Block model Estimated grades and Red is 2m drill hole composites grades (SRK, 2020)

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

Figure 14-31 SWATH plot in the elevation direction Z dimension. Blue line represents Block model Estimated grades and Red is 2m drill hole composites grades (SRK, 2020)

The data, as presented in the swath plots, showed that the block estimation respected the underlying drill hole composite dataset and that the block model estimate was valid.

14.7.2	Hwni-Butre
14.7.2.1	Thickness models

In order to validate the thickness estimates a nearest neighbor model is generated for the thickness of each vein unit of for each deposit. Swath plots comparing the data distribution, nearest neighbor estimates and kriging estimates are generated. Table 14-46 shows a summary comparing the global mean of each model for FBZ. The difference ranges from -6.34% to 7.67%.

Table 14-46 Global mean comparison between nearest neighbor and kriged thickness models for FBZ.

FBZ Variable	NN Mean (m)	Kriging Mean (m)	% Difference
HW Thickness	1.54	1.45	-6.34
HG Thickness	1.28	1.39	7.67
FW Thickness	1.23	1.25	1.89

Table 14-47 shows a summary comparing the global mean of each model for ADK. The difference ranges from 0.93% to 12.41%.

Table 14-47 Global mean comparison between nearest neighbor and kriged thickness models for ADK. Variable

ADK Variable	NN Mean (m)	Kriging Mean (m)	% Difference
HW Thickness	1.92	2.08	7.63
HG Thickness	1.93	1.95	0.93
FW Thickness	1.15	1.31	12.41

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

14.7.2.2	Gold models

The gold grade data reproduction is also checked. The scatterplot of measured and estimated gold grades at data locations for FBZ and ADK are shown in Figure 14-32. The least reliable estimates for FBZ are listed in Table 14-48. The least reliable estimates for ADK are listed in Table 14-49. The scatter plots for both FBZ and ADK indicate good data reproduction, Figure 14-32. Although the estimates, when compared to the raw (uncapped) drill hole assay data are less accurate than the drill assay, all but one is under stating the grade. This means the estimate is conservative in these areas.

Figure 14-32 Measured and estimated gold grades at data locations (RMS, 2020)

Table 14-48 List of least reliable estimates FBZ

Hole id	Min Zones	AUModified	Estimate	Error
A FBRGC0950072	HG	166.72	88.26	-78.46
B FBRGC0980109	HG	192.00	122.63	-69.37
C FBZDD059	HG	253.00	196.52	-56.48
D FBRGC0950039	HG	140.60	92.76	-47.84
E FBRGC0980164	HG	91.92	51.63	-40.29

Table 14-49 List of least reliable estimates ADK

Hole id	Min Zones	AUModified	Estimate	Error
A ADKGC164	HG	8.71	57.97	49.26
B ADKGC042	HG	106.71	59.87	-46.84
C ADK-62	HG	136.38	101.67	-34.71
D ADKGC0960037	HG	104.92	73.22	-31.70
E ADK-71	HG	8.17	33.48	25.30

In addition to the validation above a nearest neighbor model was generated for each vein unit for each deposit for uncapped and capped gold grades. Swath plots comparing the data distribution, nearest neighbor estimates and kriging estimates were generated. The swath plots for HG units in the FBZ zone are shown in Figure 14-33. Table 14-50 shows a summary comparing the global mean of each model for FBZ. The difference ranges from -3.8% to 8.3%.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

Figure 14-33 Swath plot comparison of composites, nearest neighbor estimates and kriging estimates for uncapped and capped grades in HG for FBZ deposit (RMS, 2020)

Table 14-50 Global mean comparison between nearest neighbor and kriged Gold models for FBZ

Variable	Vein Unit NN	Mean	Kriging Mean	% Difference
AUModified	FW	0.33	0.36	8.28
AUModified3	FW	0.30	0.30	1.72
AUModified5	FW	0.31	0.32	3.38
AUModified	HG	4.20	4.51	6.92
AUModified30	HG	3.71	4.00	7.39
AUModified46	HG	3.83	4.14	7.41
AUModified	HW	0.33	0.32	-3.17
AUModified3	HW	0.33	0.31	-3.79
AUModified5	HW	0.33	0.32	-3.48

A nearest neighbor model was generated for the ADK estimate for each deposit for uncapped and capped gold grades. Swath plots comparing the data distribution, nearest neighbor estimates and kriging estimates were generated and plots for HG units are shown in Figure 14-34. Table 14-51 shows a summary comparing the global mean of each model for ADK. The difference ranges from -043% to 3.09%.

Figure 14-34 Swath plot comparison of composites, nearest neighbor estimates and kriging estimates for uncapped and capped grades in HG for ADK deposit (RMS, 2020)

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

Table 14-51 Global mean comparison between nearest neighbor and kriged Gold models for ADK

Variable	Vein Unit NN	Mean	Kriging Mean	% Difference
AUModified	FW	0.58	0.58	1.14
AUModified3	FW	0.57	0.58	1.28
AUModified5	FW	0.58	0.58	1.13
AUModified	HG	5.03	5.19	3.09
AUModified16	HG	4.77	4.75	-0.43
AUModified23	HG	4.87	4.93	1.26
AUModified	HW	0.91	0.92	0.85
AUModified4	HW	0.9	0.91	0.93
AUModified5	HW	0.9	0.91	0.91

Swath plots comparing the nearest neighbor estimates and kriging estimates for the densely sampled area for FW, HG and HW units in FBZ deposit were created. The swath plot restricted to the densely sampled areas does not show bias when compared to the nearest neighbor estimates for any of the vein units in the FBZ deposit. Table 14-52 shows a summary comparing the global mean of each model for FBZ. The difference ranges from -0.9% to 2.2%.

Table 14-52 Global mean comparison between nearest neighbor and kriged Gold models for FBZ within the densely sampled area

Variable	Vein Unit	NN Mean	Kriging Mean	% Difference
AUModified	FW	0.77	0.78	1.23
AUModified3	FW	0.71	0.72	1.29
AUModified5	FW	0.73	0.74	1.4
AUModified	HG	10.39	10.29	-0.92
AUModified30	HG	8.58	8.58	0.04
AUModified46	HG	9.41	9.38	-0.29
AUModified	HW	0.62	0.64	2.24
AUModified3	HW	0.57	0.58	0.57
AUModified5	HW	0.59	0.59	0.89

Swath plots comparing the nearest neighbor estimates and kriging estimates for the densely sampled area for FW, HG and HW units in ADK deposit were also constructed. The swath plot restricted to the densely sampled areas does not show bias when compared to the nearest neighbor estimates for any of the vein units in the ADK deposit. Table 14-53 shows a summary comparing the global mean of each model for ADK. The difference ranges from -1.9% to 0.5%.

Table 14-53 Global mean comparison between nearest neighbor and kriged Gold models for ADK within the densely sampled area

Variable	Vein Unit NN	Mean	Kriging Mean	% Difference
AUModified	FW	0.99	0.99	0.51
AUModified3	FW	0.96	0.96	0.11
AUModified5	FW	0.97	0.97	0.33
AUModified	HG	6.39	6.38	-0.13
AUModified16	HG	5.52	5.53	0.08
AUModified23	HG	5.84	5.84	0.04
AUModified	HW	1.11	1.09	-1.89
AUModified4	HW	1.06	1.05	-0.86
AUModified5	HW	1.07	1.06	-0.99

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

In order to determine how the estimate performed in areas of sparse drill hole data Swath plots comparing the nearest neighbor estimates and kriging estimates for FW, HG and HW units in FBZ were created. The swath plot restricted to the sparsely sampled areas is consistently lower for nearest neighbor estimates for the FBZ deposit except for the HG unit at high U coordinate. High U coordinate correspond to extrapolation at deeper area of the deposit. Table 14-54 shows a summary comparing the global mean of each model for FBZ. The difference ranges from -4.8% to 9.6%.

Table 14-54 Global mean comparison between nearest neighbor and kriged Gold models for FBZ within the sparsely sampled area

Variable	Vein Unit NN	Mean	Kriging Mean	% Difference
AUModified	FW	0.29	0.32	9.57
AUModified3	FW	0.27	0.27	1.80
AUModified5	FW	0.27	0.28	3.77
AUModified	HG	3.73	4.07	8.43
AUModified30	HG	3.34	3.65	8.71
AUModified46	HG	3.41	3.74	8.88
AUModified	HW	0.31	0.30	-4.46
AUModified3	HW	0.31	0.29	-4.79
AUModified5	HW	0.31	0.30	-4.50

Swath plots comparing the nearest neighbor estimates and kriging estimates for the sparsely sampled area for FW, HG and HW units in ADK deposit were also created. The swath plot restricted to the sparsely sampled area shows consistently lower nearest neighbor estimates for the HW unit for the ADK deposit. The nearest neighbor estimate is mostly higher for the FW unit. The HG unit for ADK show reasonable match with exception of high U coordinates. The high U coordinates correspond to the deeper zones of the deposit. Table 14-55 shows a summary comparing the global mean of each model for ADK. The difference ranges from -0.5% to 1.4%.

Table 14-55 Global mean comparison between nearest neighbor and kriged Gold models for ADK within the sparsely sampled area

Variable	Vein Unit NN	Mean	Kriging Mean	% Difference
AUModified	FW	0.55	0.56	1.20
AUModified3	FW	0.55	0.55	1.39
AUModified5	FW	0.55	0.56	1.21
AUModified	HG	4.95	5.12	3.31
AUModified16	HG	4.73	4.71	-0.46
AUModified23	HG	4.82	4.88	1.34
AUModified	HW	0.90	0.91	1.04
AUModified4	HW	0.90	0.91	1.04
AUModified5	HW	0.90	0.91	1.04

It is the opinion of the QP that the validation exercises of the block model above show that the estimate is robust and accurate with errors within acceptable ranges.

14.7.3	Benso

The block models were validated by comparing the block model mean grades with the declustered composite mean grades and through validation slices through the block models.

The mean grades for each of the estimated block models were compared to the declustered mean grade for the composite input data. Each of the modelled zones was compared separately. The differences between the declustered mean composite grades and the block grades are relatively small, indicating that the model is similar to the input data on a global scale.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

The block model was also compared to the composite grades within defined sectional criteria in a series of validation slices, the results of which are displayed on graphs to check for visual discrepancies between grades along the defined coordinate line. The expected outcome of the estimation process is to observe a relative smoothing of block model grades around the composite values.

Overall, the estimation of the Benso domains is robust and the results have been verified to a reasonable degree of confidence. Globally, the block model average grade is relatively similar to that of the declustered input data, indicating that no biases have been introduced.

The sectional validation slices show a reasonable correlation between the composite grades and the block model grades and it appears that a reasonable degree of smoothing has taken place for the majority of the domains.

14.7.4	Chichiwelli

The block models were validated by comparing the block model mean grades with the declustered composite mean grades and through validation slices through the block models.

The mean grades for each of the estimated block models were compared to the declustered mean grade for the composite input data. Each of the modelled zones was compared separately. The differences between the declustered mean composite grades and the block grades are relatively small with the largest differences up to 10% for a few of the less well sampled domains, indicating that the model is similar to the input data on a global scale.

The block model was also compared to the composite grades within defined sectional criteria in a series of validation slices, the results of which are displayed on graphs to check for visual discrepancies between grades along the defined coordinate line. The expected outcome of the estimation process is to observe a relative smoothing of block model grades around the composite values.

Overall, the estimation of the Chichiwell domains is robust and the results have been verified to a reasonable degree of confidence. Globally, the block model average grade is relatively similar to that of the de-clustered input data, indicating that no biases have been introduced.

The sectional validation slices show a reasonable correlation between the composite grades and the block model grades and it appears that a reasonable degree of smoothing has taken place for the majority of the domains.

14.8	Mineral Resource Classification

Block model quantities and grade estimates for the Wassa HBB Project were classified according to the CIM Definition Standards for Mineral Resources and Mineral Reserves (10 May 2014).

Mineral Resource classification is typically a subjective concept. Mineral Resource classification should consider the confidence in the geological continuity of the mineralized structures, the quality and quantity of exploration data supporting the estimates and the geostatistical confidence in the tonnage and grade estimates. Appropriate classification criteria should aim at integrating all concepts to delineate regular areas at similar Mineral Resource classification.

The geological modelling honors the current geological information and knowledge. The location of the samples and the assay data are sufficiently reliable to support Mineral Resource evaluation.

The sampling information was acquired primarily by diamond core and RC drilling on sections spaced at variable distances between the different deposit areas.

In situ dry bulk density has been estimated to a sufficient level to inform tonnages.

Using the above criteria a 3D surface and solid were created to separated areas of higher confidence (Indicated Mineral Resources) from those of less confidence (Inferred Mineral Resources).

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

14.8.1	Wassa

GSR classified the long-range Mineral Resource model and SRK used these to code an interim model constructed in January 2020, Figure 14-35. The GSR classification surfaces and solids did not change from the January 2020 Interim model and were also used to classify the final model created in February 2020. All blocks above the Indicated Mineral Resource surface and within the solid mesh were classified as Indicated Mineral Resources. No Mineral Resources were classified as Measured in the long-range Resource model.

Indicated Mineral Resources were classified where drilling was up to 50 m spacing, with Inferred Mineral Resources being classified where drill spacing was greater than 50 m.

SRK noted that blocks classified as Indicated blocks are informed by composites within an average distance less than 22 m from the estimated block, with more than 4 holes on average (Figure 14-36). Inferred Mineral Resources were supported by informing composites within an average distance of 56 m of the estimated block from an average of 2 holes.

Figure 14-35 Wassa LR model Indicated Mineral Resource classification surface and solids. All blocks above surface and within solid mesh were classified as Indicated Mineral Resources (GSR, 2021)

To provide quantitative support analyses for the classification scheme adopted by GSR, SRK extracted some statistics pertaining to the classified blocks based on an optimized pit generated by GSR. For this analysis, SRK used a cut-off grade of 0.4 g/t gold and 2.1 g/t gold for open pit and underground Mineral Resources, respectively.

Table 14-56 shows the breakdown of the Open Pit blocks above 0.4 g/t gold cut-off grade, based on Mineral Resource category, domains and also distance metrics to the nearest 3 holes. The Indicated blocks account for 99% of the contained metal within the pit, of which 38% comes from the HG and 61% comes from the LG domain. Overall, the open pit blocks are based on an average of 15 m distance to the closest 3 holes (or equivalently 25 metre drillhole spacing) and are mostly estimated in the first estimation pass.

Table 14-57 shows a similar breakdown for underground blocks above 2.1 g/t cut-off, based on Mineral Resource category, domains and also distance metrics to the nearest 3 holes. Unlike the open pit blocks, only 22% of underground blocks are classified as Indicated with the remaining 78% Inferred. Indicated blocks are largely supported by data from 4 or more holes estimated in the first pass, found within 21 m of the block and corresponding to drillhole spacing that is 25 m or less. Inferred blocks comprise 78% of metal content from underground blocks, of which 71% is from the HG domain and 7% from LG. Statistical analysis showed that approximately 60% of the metal within Inferred blocks are in areas of less than 100 m drillhole spacing, 30% in areas of 100-150 m spacing, 5% from 150- 170 m and 5% from greater than 170 m spacing.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

Figure 14-36 Estimation metrics associated to Indicated (top) and Inferred (bottom) classified Resources (SRK, 2020)

Table 14-56 Composition of Classified Blocks for Open Pit Extraction Above a Cut-Off Grade of 0.4 g/t Gold

Category	3 Holes within (m)	Avg. Pass	Avg. No. Holes	Avg. Data Dist for Estimate (m)	Avg. Dist to 3 holes (m)	Max. Dist to 3 holes (m)	Tonnage	Contained Metal (oz)	% Metal

Indicated		1.0	4.6	20.3	15.3	113.6	27,629,017	1,303,918	99%
HG		1.0	4.6	20.7	13.4	41.3	3,760,615	504,887	38%
	unlimited	1.0	4.5	27.4	0.0	0.0	1,801	217	0%
	25	1.0	4.9	15.1	8.3	16.8	1,814,004	226,671	17%
	50	1.0	4.4	26.4	18.5	32.6	1,815,578	258,562	20%
	140	1.1	3.4	31.6	26.5	41.3	129,231	19,437	1%
LG		1.0	4.7	20.2	15.6	113.6	23,868,402	799,031	61%
	unlimited	1.3	4.3	26.1	28.4	113.6	223	12	0%
	25	1.0	4.8	14.1	9.6	17.0	10,825,800	354,562	27%
	50	1.0	4.6	23.4	18.7	33.9	11,577,012	391,625	30%
	140	1.0	4.1	32.9	29.5	61.2	1,465,366	52,832	4%
Inferred		1.2	3.7	37.7	37.2	66.1	148,215	9,532	1%
LG		1.2	3.7	37.7	37.2	66.1	148,215	9,532	1%
	50	1.0	4.7	26.3	22.0	29.4	20,339	1,935	0%
	140	1.2	3.5	39.7	39.9	66.1	127,876	7,598	1%
Total		1.0	4.6	20.3	15.4	113.6	27,777,231	1,313,451	100%

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

Table 14-57 Composition of Classified Blocks for Underground Extraction Above a Cut-Off Grade of 2.1 g/t Gold

Category	3 Holes within (m)	Avg. Pass	Avg. No. Holes	Avg. Data Dist for Estimate (m)	Avg. Dist to 3 holes (m)	Max. Dist to 3 holes (m)	Tonnage	Contained Metal (oz)	% Metal

Indicated		1.0	4.3	21.1	16.0	74.5	13,176,385	1,873,291	22%
HG Domain 4800		1.0	4.3	20.8	15.2	51.8	11,116,448	1,673,516	20%
	unlimited	1.0	3.9	33.6	0.0	0.0	8,783	1,119	0%
	25	1.0	4.6	14.0	8.6	17.2	6,579,654	1,085,569	13%
	50	1.0	4.3	26.6	19.7	34.0	2,484,389	324,510	4%
	140	1.1	3.2	35.4	31.6	51.8	2,043,622	262,319	3%
LG Domain 8800		1.0	4.2	23.0	19.9	74.5	2,059,937	199,774	2%
	unlimited	2.0	1.0	17.2	73.0	74.5	1,161	80	0%
	25	1.0	4.7	13.5	9.7	16.4	764,421	79,349	1%
	50	1.0	4.5	24.0	19.5	34.3	646,069	61,059	1%
	140	1.0	3.3	33.2	32.5	55.8	648,286	59,287	1%
Inferred		1.9	2.0	54.1	66.2	199.0	51,682,594	6,678,108	78%
Domain 4800		1.9	2.0	54.2	65.2	190.9	45,714,950	6,083,754	71%
	unlimited	2.3	1.4	67.2	90.0	190.9	15,774,728	2,113,514	25%
	25	1.1	3.9	19.3	10.4	16.1	70,945	8,392	0%
	50	1.0	3.4	28.6	22.0	34.0	1,059,985	124,326	1%
	140	1.7	2.3	48.1	53.4	98.8	28,809,293	3,837,522	45%
Domain 8800		1.8	1.9	53.3	73.1	199.0	5,967,644	594,354	7%
	unlimited	2.1	1.3	58.5	96.4	199.0	3,172,757	338,150	4%
	25	1.0	4.3	17.9	11.2	14.8	12,218	918	0%
	50	1.0	4.1	27.6	21.8	32.4	99,418	8,440	0%
	140	1.7	2.4	50.0	54.9	97.3	2,683,251	246,846	3%
Total		1.6	2.6	44.8	52.0	199.0	64,858,979	8,551,399	100%

For the SR model, Mineral Resource classification was performed by wireframing the Measured and Indicated Mineral Resources, based on drill spacing displayed on section. For sections between 20,500 mN and 19,725 mN, sections were spaced every 12.5 m along northing. For sections 19,725 mN to 19,350 mN, sections were spaced every 15.0 m along northing.

For Measured Mineral Resources:

•	between 20,500N and 19,725N, defined in areas where the drill intercepts were consistently no greater than 10m apart, up dip or down dip, along the mineralized structures, on each 12.5mN spaced section; and
•	Between 19,725N and 19,350N, defined in areas where the drill intercepts were consistently no greater than 13m apart, up dip or down dip, along the mineralized structures, on each 15.0mN spaced section.

For Indicated Mineral Resources:

•	Indicated Mineral Resources were classified for blocks in the model that were not classified as Measured Mineral Resources but were within a domain shell, trimmed against a boundary solid, used to define the limits of the use of the SR model in the final model. Outside of this boundary, the LR model is relied upon. The boundary solid typically extended outwards from the tightly defined Measured resource a maximum distance of approximately 100 to 120 meters vertically or horizontally.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

An example demonstrating the classification of resources on the 645m RL has been provided in Figure 14-37. The image shows the mineralization classified as either Measured or Indicated Mineral Resources in the SR model. The image also shows mineralization that is located outside the boundary solid. Mineral Resources and classification for this material would be informed by the LR model.

North
Boundary Solid
20,400N
20,200N
20,000N
19,800N
19,600N
19,400N
39,600E
39,800E
40,000E
40,200E
40,400E
Measured Resource
Indicated Resource
To be classified by the long range model
720 mRL
+12.5m/ -12.5m
X

Figure 14-37 645m RL section showing resource classification, boundary solid and drill holes (GSR, 2020)

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

14.8.2	Hwini Butre – Father Brown – Adoikrom

Mineral Resource Classification for Hwini Butre generally follows the same general principles as those applied at Wassa. Classification has been assigned using a combination of drillhole spacing, geological and confidence in mineralization interpretation, as well as slope of regression values from the estimation process. The classification was modelled visually by digitizing a wireframe in order to define contiguous zones of confidence.

The surface used to define Mineral Resource classification was extended approximately half the drill hole spacing on section, as this is where confidence in the geological interpretation was considered to reduce. Indicated Mineral Resources have been defined in the areas of Father Brown and Adoikrom where drilling is sufficient to demonstrate geological and grade continuity to a reasonable level. The Inferred Mineral Resources have been constrained by two 3D solids that have included the wider spaced drilling at depth (100 to 200m spacing), shown in Figure 14-38. All other material outside of the 3D mesh/surface constraints remained unclassified.

Figure 14-38 Father Brown and Adoikrom Indicated Mineral Resource surface and Inferred Mineral Resource solids. All material above Magenta surface was classified as Indicated Mineral Resources all material below surface and within cyan (ADK) and red (FBZ) 3D meshes was classified as Inferred Mineral Resource

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

14.8.3	Benso

Classification for Benso generally follows the same principles applied at Wassa and Hwini Butre. Classification has been carried out using a combination of drillhole spacing, geological and wireframe confidence and was modelled by digitizing a wireframe.

The Indicated Mineral Resource wireframe was extended approximately half the drill hole spacing on section, as this is where confidence in the geological interpretation was considered to reduce. Indicated Mineral Resources have been defined in the Subriso East, Subriso West and G Zone areas of Benso where drilling is sufficient to demonstrate geological and grade continuity to a reasonable level (nom. 25 x 25 m).

14.8.4	Chichiwelli

Classification for Chichiwelli generally follows the same general principles as those applied at Wassa, Hwini Butre and Benso, with classification carried out using a combination of drillhole spacing, geological and wireframe confidence, and was modelled visually by digitizing a wireframe.

Wireframes were digitized for East Domain and West Domain, with the areas inside the modelled solids considered to be Indicated Mineral Resources, and outside, Inferred Mineral Resources.

The majority of the Chichiwelli Mineral Resource has been classified as Indicated Mineral Resources. For the three additional deposits covered by the Chichiwelli MRE, an Inferred classification has been applied.

14.9	Mineral Resource Statement

The Mineral Resources have been prepared in accordance with CIM Definition Standards for Mineral Resources and Mineral Reserves, adopted by the CIM Council on May 10, 2014, and the CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines, adopted by CIM Council on November 29, 2019.

Mineral Resources are reported inclusive of Mineral Reserves.

The Wassa Mineral Resource Estimates are a combination of the long-range (LR) and short-range (SR) models.

The “reasonable prospects for eventual economic extraction” (RPEEE) requirement implies that the quantity and grade estimates meet certain economic thresholds and that the Mineral Resources are reported at an appropriate COG, taking into account extraction scenarios and processing recoveries.

In order to determine the quantities of material offering “reasonable prospects for economic extraction” by open pit mining, GSR used a pit optimizer and reasonable mining assumptions to evaluate the proportions of the block model (Indicated and Inferred blocks) that could be “reasonably expected” to be mined from an open pit. The assumptions of open pit mining were only assumed for the Benso, Chichiwelli and HBB other prospects. No open pit Mineral Resource are reported herein for Wassa.

The optimization parameters are based on actual costs from the operations. The reader is cautioned that the results from the pit optimization are used solely for the purpose of testing the “reasonable prospects for economic extraction” by an open pit and do not represent an attempt to estimate Mineral Reserves.

GSR considers that the blocks located within the conceptual pit shells show “reasonable prospects for economic extraction” and can be reported as a Mineral Resource.

The underground Mineral Resources were reported above an economic cut off based on a $1500/ ounce gold price and mining, processing and general administrative costs that were adjusted from actual costs at the Wassa underground operation. Table 14-58 and Table 14-59 shows the Mineral Resource statements for the Wassa main and HBB deposits.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

Table 14-58 Wassa Measured and Indicated Mineral Resource, as at 31 December 2020

	Measured & Indicated Mineral Resource, at 31 December 2020									Meas. & Ind. Mineral Resource at 31 December 2019
	Measured Resource			Indicated Resource			Meas. & Ind. Mineral Resource
	Mt	Au g/t	koz	Mt	Au g/t	koz	Mt	Au g/t	koz	Mt	Au g/t	koz
Wassa OP	-	-	-	-	-	-	-	-	-	29.18	1.29	1,206
Wassa UG	5.90	4.45	843	18.96	3.55	2,162	24.85	3.76	3,005	16.20	3.89	2,027
Father Brown /Adoikrom UG	-	-	-	1.31	7.96	335	1.31	7.96	335	0.91	8.67	254
Benso OP	-	-	-	1.38	2.50	111	1.38	2.50	111
Chichiwelli OP	-	-	-	1.11	1.75	62	1.11	1.75	62
HBB Other OP	-	-	-	0.62	1.21	24	0.62	1.21	24	2.51	2.32	187
TOTAL	5.90	4.45	843	23.37	3.59	2,694	29.26	3.76	3,537	48.81	2.34	3,675

Table 14-59 Wassa Inferred Mineral Resource, as at 31 December 2020

	Inferred Mineral Resource at 31 December 2020			Inferred Mineral Resource at 31 December 2019
	Mt	Au g/t	koz	Mt	Au g/t	koz
Wassa OP	-	-	-	0.62	1.31	26
Wassa UG	70.50	3.39	7,689	58.82	3.75	7,097
Father Brown /Adoikrom UG	2.66	5.30	454	1.88	6.08	367
Benso OP	0.05	3.37	5	-	-	-
Chichiwelli OP	0.05	2.22	4	-	-	-
HBB Other OP	0.77	1.31	32	0.42	2.14	29
TOTAL	74.02	3.44	8,183	61.74	3.79	7,519

Notes to the Mineral Resource estimate:

•	The Mineral Resource estimate complies with the requirements of National Instrument 43-101 and has been prepared and classified in accordance with the CIM Definition Standards for Mineral Resources and Mineral Reserves, adopted by the CIM Council on May 10, 2014, and the CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines, adopted by CIM Council on November 29, 2019;
•	Measured and Indicated Mineral Resources are reported inclusive of Mineral Reserves;
•	Underground deposits within the Mineral Resource are reported at a cut-off grade of 1.4 g/t;
•	Open pit deposits within the Mineral Resource are reported at a cut-off grade of 0.55 g/t, within optimized pit shells calculated at a $1,500 /oz gold selling price;
•	The Mineral Resource models have been depleted using appropriate topographic surveys;
•	Mineral Resources are reported in-situ without modifying factors;
•	No open pit resource has been reported for the Wassa deposit, as engineering studies have determined Wassa will be mined by underground methods only; and
•	All figures are rounded to reflect the relative accuracy of the estimate.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

14.10	Mineral Resource Risks

During estimation of the Mineral Resources, the following risks were identified:

•	At Wassa, the geometry of gold mineralization is complex and will require tight spaced drilling prior to extraction.
•	The Inferred Mineral Resource in the southern portion of the Wassa deposit is informed by wide spaced drilling. It is the opinion of the QP that the global estimate in this area is within the accuracy limits to be classified as an Inferred Mineral Resource but the geometry of the mineralized zones will change with additional definition drilling.
•	In the Southern portion of the Wassa LR model, additional definition drilling may impact the continuity of the grade domains and dampen the influence of higher-grade intervals. GSR have conducted subsequent studies comparing 2018 to 2020 long and short-range models. The comparisons demonstrate that historically, the addition of more drilling has resulted in larger Inferred and Indicated Resource estimates.
•	Reporting of the Wassa underground resource at 1.4 g/t within the modelled 1.5 g/t isoshell may result in tonnages being underestimated and grades overstated. During 2021, the modelling parameters will be reviewed as to ensure the estimate is appropriate for the cut-off grade.
•	The Inferred Mineral Resources at FBZ and ADK have been classified based on drill hole spacing in excess of 100m in some cases and there is risk associated with the grade estimates in these areas. The wider spaced drilling has however demonstrated the continuity of the mineralized structure and through further drilling the average grade of the inferred resource should be realized.

Beyond the risks disclosed here and in Section 25.2 not material risks have been identified.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

15	Mineral Reserves
15.1	Cut-off Grade

The cut-off grade applied for the Wassa UG Mineral Reserve is 1.9 g/t for stoping and development. This is a decrease from 2.4 g/t for the previous declaration, with the change driven by lower operating costs, achieved from increasing underground mining rates that have been sustained through 2019 and 2020.

Table 15-1 Wassa UG cut-off grade calculation

An assessment was completed during 2020 for cut-offs from 1.5-3.0 g/t. Stope shapes were generated for each cut-off, indicative schedules were developed by applying vertical advance benchmarks and costs were estimated using fixed and variable rates (lower $/t at higher rates).

Preliminary NPV’s (pre-tax) were calculated at $1,300 /oz and results showed peak NPV generated across the range of 1.6-2.0 g/t . 1.9 g/t was selected as the cut-off for calculation of the Reserve as the associated 5,000 t/d ore mining rate (1.8 Mtpa), is considered close to full capacity of the current mining system.

Figure 15-1 Wassa UG cut-off optimization

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

15.2	Modifying Factors

Modifying factors were applied to calculate the Wassa UG Mineral Reserve as follows:

•	Stopes: based on back analysis of actual stope performance from 2020.
o	Mining Dilution: 5.0%
o	Mining Recovery: 96.1%
•	Development: based on back analysis of actual stope performance from 2020.
o	Mining Dilution: 0.0%
o	Mining Recovery: 100.0%

Diluting material is assumed to contain no gold.

The effective modifying factors for the combined stope and development ore yield:

o	100.8% of in-situ ore tonnes;
o	95.8% of in-situ grade; and
o	96.6% of in-situ contained ounces.

Modifying factors were determined from analysis of the stope performance for 2020 to end of November and are a more conservative approach than the previous declaration which assumed 0% dilution and 100% stope recovery. The change is mostly due to improving systems for monitoring and tracking stope excavation performance.

15.3	Mineral Reserve Statement

The Mineral Reserves have been prepared in accordance with CIM Definition Standards for Mineral Resources and Mineral Reserves, adopted by the CIM Council on May 10, 2014, and the CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines, adopted by CIM Council on November 29, 2019.

Table 15-2 Wassa Mineral Reserve, as at 31 December 2020

	Mineral Reserve, at 31 December 2020									Mineral Reserve at 31 December 2019
	Proven Reserve			Probable Reserve			Mineral Reserve
	Mt	Au g/t	koz	Mt	Au g/t	koz	Mt	Au g/t	koz	Mt	Au g/t	koz
UG, Panels 1 & 2	4.28	3.28	451	4.48	2.99	430	8.75	3.13	881	7.42	3.72	889
UG, Panel 3	-	-	-	2.06	2.94	195	2.06	2.94	195	-	-	-
Open Pit	-	-	-	-	-	-	-	-	-	9.92	1.57	500
Stockpiles	0.69	0.58	13	-	-	-	0.69	0.58	13	1.06	0.62	21
TOTAL	4.97	2.91	464	6.54	2.97	625	11.50	2.94	1,089	18.41	2.38	1,410

Notes to the Mineral Reserve estimate:

•	The Mineral Reserve estimate complies with the requirements of National Instrument 43-101 and has been prepared and classified in accordance with the CIM Definition Standards for Mineral Resources and Mineral Reserves, adopted by the CIM Council on May 10, 2014, and the CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines, adopted by CIM Council on November 29, 2019;
•	The Mineral Reserve is reported at a cut-off grade of 1.9 g/t, calculated at a $1,300 /oz gold selling price;
•	Modifying factors are applied as 5.0% dilution and 96.1% recovery for stopes;
•	Material based on Measured Mineral Resources are reported as Proven Mineral Reserves;
•	Material based on Indicated Mineral Resources are reported as Probable Mineral Reserves;

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

•	Material based on Inferred Mineral Resources are excluded from Mineral Reserve;
•	Economic analysis of the Mineral Reserve demonstrates economic viability at $1,300 /oz gold price; and
•	All figures are rounded to reflect the relative accuracy of the estimate.
15.4	Mineral Reserve Risks

The Mineral Reserve estimate could be materially affected should assumptions not be realized for:

•	Underground mining productivity and unit costs;
•	Geotechnical conditions requiring a material change to the mine design;
•	Processing performance (throughput and recovery) and unit costs; and
•	Failure to maintain operating permits in good standing.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

16	Mining Methods
16.1	Mineral Resources Considered in Mining Plan

The Wassa Underground Mine (WUG) commenced development in 2015 and declared commercial production in January 2017.

The Wassa property has an established record of successful permitting applications from project commencement in 1998 to present. These are detailed in Section 20.1.2.

16.1.1	Mineral Resource Inclusions

Mineral Resources considered in this assessment are as at December 2020 and consist of two geological models:

•	Short-Range (SR) Model (bm201201_v4):

Estimate for mineralization proximal to current underground mine. SR model is applied north of 19,350 mN and below 745 mRL to the 350 mRL. It contains material classified as Measured and Indicated Resource.

•	Long-Range (LR) Model (srkwasmar20e):

Estimate for mineralization in all areas not defined by the SR model and is applied from 19,240 to 19,350 mN and above 745 mRL. It contains material classified as Measured, Indicated and Inferred Mineral Resource and Inferred Mineral Resources are excluded from consideration.

Figure 16-1 Mineral Resources considered in Mineral Reserve and models applied

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

16.1.2	Definitions

Figure 16-2 illustrates the following definitions used to describe the different mining quantities.

•	Panel: Each panel defines a progressive phase of definition drilling and capital development. The definition can be flexible but new panels are defined by their requirement for new access infrastructure (eg: Panel 3 vs Panel 1-2), a change in mining method (Panel 2 vs Panel 1) or a new phase of definition drilling followed by an investment decision (eg: Panels 4, to 5, to 6, etc).
•	Area: Areas are semi/continuous zones of mineralization, which require extraction in a connected sequence but are geotechnically independent from other areas within the panel. Panels can extend across multiple areas where the panel boundaries are designed to permit sequence independence.
•	Stope: A stope is a single production excavation which follows a defined sequence to complete the production cycle (eg: development, drilling, blasting, loading, filling).
•	Lift: Stopes across multiple levels are mined in a series of lifts, as they progress through each level, i.e. a four-lift stope is four levels high.

Figure 16-2 Schematic of Wassa location descriptors

16.2	Mining Locations

The underground mine has been divided into 3 zones which are shown in the plan in Figure 16-3 and longitudinally in Figure 16-4.

•	Panels 1 & 2:

Current zones of mining, include B-Shoot, F-Shoot and Hanging-wall. Panel 1 is from 20,400 mN, south to 19,730 mN (+/-10m) and vertically from 745 mRL to 520 mRL. Panel 2 lies further south, from 19,700 mN (+/-10m) to 19 240 mN and vertically from 695 to 345 mRL. Mineral Resource in the mine plan for Panels 1 and 2 is classified as Measured and Indicated. Natural surface level is nominally 1,000 mRL meaning Panels 1 and 2 range from approximately 250 to 650 m depth.

•	Panel 3:

The upper mine zones of B-Shoot, F-Shoot and 242, were included in the December 2019 Mineral Reserve Statement to be mined by open pit methods. This assessment now proposes a change to underground extraction (refer 16.3.1.1.1 for discussion).

Panel 3 runs from 20,200 mN, south to 19,700 mN (+/-10m) and vertically from 945 down to 745 mRL. Mineral Resources in the plan for Panel 3 are all Indicated. The zone also contains Inferred Mineral Resource that is not included in the mine plan. Panel 3 ranges from approximately 50 to 250 m depth.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

Figure 16-3 Wassa mine design and asbuilt, plan view (GSR, 2021)

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

Figure 16-4 Wassa mine design and asbuilt, longitudinal view

16.3	Current and Upper Mining Zones (Panels 1-3)

This section covers the extraction of ore north of 19,240 mN, being Panels 1, 2 and 3.

Wassa commenced underground development in 2015 and stoping production in 2017. During the establishment of the underground mine, open pit mining was occurring in parallel to deplete the Main and 242 pits. Open pit mining was completed in 2017.

Figure 16-5 Wassa underground production history

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

16.3.1	Mine Design

Panels 1, 2 and 3 will continue to be mined by underground methods using the Long Hole Open Stoping (LHOS) method, with 25 m level spacing.

16.3.1.1	Stoping Methodology
16.3.1.1.1	Upper Zones Method Change

The December 2019 Mineral Reserve included mineralization above the current underground workings and below the Main pit, as well as below the 242 pit, to be extracted by open pit methods. These upper zones are now collectively referred to as Panel 3.

During 2020, trade-off reviews were completed to determine the optimal extraction method.

The trade-offs showed that the optimal extraction method for the upper zones was by underground, rather than open pit. The advantages of underground extraction being:

•	Improved selectivity: enables focus on extraction of high margin mineralization. This has resulted in a decrease in total ounces, but metal removed from the inventory is the higher unit cost, lower grade material.
•	Reduced capital demand: the smaller scale underground plan will have a lower upfront capital demand than the large cutbacks required for open pit extraction. This further enables bringing forward production from the upper zones.
•	Elimination of interactions: between active open pit and underground operations.

Table 16-1 Upper mine inventory change, OP to UG

16.3.1.1.2	Panels 1 and 3
•	Stope length is 25 m along strike with 6-10 m pillars between.
•	Stope width is full width of the orebody which can be up to 35 m but is usually 15-25 m.
•	Stopes are mined with uphole blastholes drilled from below. The stope lifts are extracted in a top-down sequence; each stope lift is extracted below the open stope void above. Up to four stope lifts are extracted to create a continuous excavation up to 100 m high.
•	In Panels 1 and 3, the 100 m height limit usually enables full extraction of the orebody without the need for sill pillars. Where this is not the case, a sill pillar is left in the level between the sets of stopes.
•	Mined voids are generally left open with some loose rock fill to dispose of waste or for opportunistic pillar recovery.
•	Narrower ore zones (<15 m) are mined as longitudinal stopes with progressive placement of rock fill to minimize ore loss in pillars.
•	Stopes at the south end of Panel 1 will utilize paste backfill within approximately 100 m of the panel boundary. Use of paste further north is limited by distribution pressures.
16.3.1.1.3	Panel 2
•	The introduction of paste backfill permits a change to increase the extraction ratio.
•	Primary stope length is 20 m with 20 m pillars left between, which will then be mined as secondary stopes after filling and curing of the primaries.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

•	Stope width is full width of the orebody which can approach 50 m but is usually 15-25 m.
•	Primary stopes are mined with uphole blastholes drilled from below. The stope lifts are extracted in a top-down sequence; each stope lift is extracted below the open stope void above, shown in Figure 16-6. Up to four stope lifts are extracted to create a continuous excavation up to 100 m high, which are filled with paste fill as a single fill mass.
•	Secondary stopes are mined with blastholes drilled from below with each stope lift extracted in a bottom-up sequence, shown in Figure 16-7. To minimize paste exposure in the side-walls, each stope lift is planned to be filled before extracting the lift above. As experience with paste fill increases, there is an opportunity that the secondary stopes could be extracted in multiple lifts before filling. This would deliver a more productive mine schedule but this plan assumes the more conservative approach.
•	Combined stope excavations up to 100 m high are planned before a sill pillar is introduced. The first sill pillar in Panel 2 lies between the 520 and 545 mRL levels.
•	Sill pillars can be extracted after the secondary stopes are backfilled and sill pillar extraction assumes 60% recovery of the full stope.

 Figure 16-7 Panel 2 primary/secondary stope extraction sequence, transverse stopes

The primary / secondary sequence in Panel 2 extracts the first pass of stopes to full design height (4-lifts, 100 m), mining every second stope along strike (the primary stopes), with pillars left between. The pillars are extracted as secondary stopes after sufficient primary stope voids complete paste backfilling.

In Panel 2, extraction of the first pass of primary stopes is well progressed. Paste backfilling and subsequent mining of the first secondary stopes is planned in 2021.

Figure 16-8 shows progression of the generic primary/secondary sequence, which includes:

•	The first stope is generally located in the centre of the block and the mining front radiates from the centre toward the peripheries, with primary stopes mined to full height of the block (4-lifts, 100 m).

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

•	Secondary stopes follow the primary stope front with a lag distance of 120-140m along strike to create a sufficient buffer from active primary stopes and development.
•	Secondary stopes will initially be constrained to one lift per stope, to limit exposure dimensions of the paste fill mass in stope walls.
•	Extraction of the sill pillar commences when there is a sufficient distance from secondary stopes in the blocks above and below. Each crosscut into the sill pillar is scheduled to be redeveloped in time for the uphole stopes to be mined.
•	This resulting sequence has primary stope extraction almost, if not fully, complete before the first secondary stope is mined. It creates a production profile which is high in the early years of primary stoping, then slows as secondary stopes are mined and becomes low when the block is only producing from stopes in the sill pillar.

Figure 16-8 Stope cycle for Panel 2 secondary stopes

16.3.1.2	Stope Design

Mine design for Panels 1-3 was completed by the Wassa mine technical team in January 2020 as part the planning for the December 2020 update of the Mineral Reserve.

Optimal stope shapes were developed from the Mineral Resource block model using Datamine Mineable Shape Optimizer (MSO) software. MSO is a design algorithm which processes a geological block model against user defined geometrical parameters to produce optimized stope shapes. MSO inputs were:

•	Cut off Grade: 1.9 g/t
•	Stoping width (minimum/maximum): 5 – 100 m
•	Minimum pillar between adjacent stopes: 10 m
•	Minimum hanging/foot-wall dip angle: 80°

Optimization shapes were validated by manual checks to remove outliers and updated with production designs where applicable.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

16.3.1.3	Development Design

The methodology used for the development design was:

•	Operating development, Levels: both in ore and waste, designed to provide access for drilling and loading of stopes;
•	Capital development, Decline: linking of level accesses with inclined development (1:7 grade), including stockpiles to facilitate development;
•	Capital development, Levels: infrastructure on each level located at the required access position along strike, to enable the stope extraction sequence (access, stockpiles, electrical cuddy, paste fill access, footwall accesses); and
•	Capital development – Infrastructure: attachment of infrastructure to the main decline and level accesses, including: ventilation network extensions, sumps and drainage system, and emergency egress (escapeway) network.

Panels 1 and 2 are accessed via the Daniel Owiredu Portal (formerly Portal 1), located in the Starter Pit. The Main decline is positioned east of B-Shoot which has variable dip. Maximum ramp grade is 1:7 and follows the plunge of the deposit south toward the deeper levels of Panel 2. Levels are accessed every 25 metres through level access drives connecting the ramp to each level’s footwall drive.

The upper zones will be mined as Panel 3 with two new decline accesses due to their spatial distance from the Main decline:

•	Upper B-Shoot decline portal will be in the southern end of the Main pit and connects the Main decline at the 760 mRL. Duplicating the main decline enables the B-Shoot Upper material to be extracted in parallel with Panels 1 and 2, plus also forms part of a haulage loop system.
•	242 decline will be mined in the footwall of the 242 shoot which is north of the mineralized zone. It is remote from any B-Shoot infrastructure and will be an independent ramp.

Figure 16-9 shows an isometric view of the asbuilt and planned underground development for Panels 1 to 3. Figure 16-10 shows a typical level layout for Panels 1/2.

Figure 16-9 Oblique view of Wassa Panels 1-3, asbuilt and planned development

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

Figure 16-10 Typical level layout, Panels 1-2 570 mRL

Figure 16-11 Oblique view of Panels 3 242 Area, planned development and stopes

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

Figure 16-12 Oblique view of Panels 3 B-Shoot Area, planned development and stopes

16.3.1.4	Design Quantities

The design quantities defining the Mineral Reserve (as at 31 December 2020) and are summarized in Table 16-2.

Table 16-2 Wassa Panels 1-3, design quantities for Mineral Reserve

		Panels 1-2 B-Shoot	Panel 3 B/F-Shoot	Panel 3 242
Ore Mined, Development	‘000 t	1,143	166	93
	g/t	2.98	2.85	3.70
	‘000 oz	110	15	11
	share% oz	X	X	X
Ore Mined, Stopes	‘000 t	7,611	1,079	724
	g/t	3.15	2.71	3.25
	‘000 oz	771	93	76
Ore Mined, Total	‘000 t	8.755	1,245	818
	g/t	3.13	2.71	3.30
	‘000 oz	881	109	87
Ore Mined, Total	‘000 t		10,818
	g/t		3.09
	‘000 oz		1,076
Development, Total	m		44,173
Dev’t Capital	m		20,392
Dev’t Operating	m		23,781
Vertical Development	m		2,776
Mined to Waste	‘000 t		2,469
Paste Backfill	‘000 m3		2,967

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

16.3.2	Geotechnical

Geotechnical characterization and design parameters used in the mine design for Panels 1-3 are based on:

•	Wall mapping in permanent openings and ore drives to define the structural discontinuities;
•	Geotechnical data available in from surface exploration and underground drilling logs;
•	Logs of underground boreholes that had been subject to detailed geotechnical logging;
•	A limited set of laboratory strength and deformation test results;
•	Empirical support classification assessment to determine the support requirement for the permanent drives;
•	Empirical Stability Graph (Mathews et al, 1981) assessments to determine the maximum stable spans of the stopes; and
•	Numerical modelling to assess the stability and stress distributions around the stope spans and the crown pillar.

Geotechnical characterization has been done using Q classification values (Barton et al, 1974), for input to the Empirical Stability Graph Method, and Geological Strength Index (GSI, Marinos et al 2007) classification values.

16.3.2.1	Structural Data

A number of faults have been identified orientated at right angles to the limbs of the fold. These are normal faults with downthrows of up to 5 m. They are characterized as fairly tight with little to no evidence of shearing adjacent to the contacts. Some were identified to contain in-filling material.

The rock mass structure has little variance between each lithology. The small scale discontinuities can be related to the major scale deformational processes that have affected the deposit. Several joint sets have been identified from the relevant data sources and have been considered for the mine design criteria.

Based on the structural assessment of the geotechnical mapping, the joint sets presented in the stereonet plot shown in Figure 16-13 and summarized in Table 16-3 were used for the stope stability assessment.

Figure 16-13 Stereonet plant of Wassa joint set database

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

The dominant discontinuity sets in all domains, shown in Figure 16-13 are:

•	The orebody parallel foliation (F);
•	A moderately north-east dipping joint set (J1);
•	A joint set trending south-east (J2);
•	Joint set J3 is a moderately developed sub-horizontal set; and
•	Joint set 4 (J4) is steeply dipping, north trending.

In this analysis, the mean discontinuity orientations presented in Table 16-3 have been used.

Table 16-3 Joint sets used for stope design

Discontinuity Set	Dip	Dip Direction	Comments
Foliation	16.53	11.61	Tightly healed foliation planes
J1	-	-	Set of tightly healed North-east trending joints
J2	1.64	1.33	Set of tightly healed South-east trending joints
J3	1.66	1.37	Set of sub-Horizontal North-west trending joints
J4	19.83	14.31	Set of steeply dipping North trending joints

16.3.2.2	In-Situ Stress

Over-coring stress measurements were completed in September 2019 to measure in-situ stress levels in the mine.

The measurements were taken at two sites using the CSIRO HI-Cell method. The sites are located in the hanging-wall at 645-DD7 and in the footwall at the 570 decline.

The stress measurement was rated as Excellent for the 570 decline according to the stress test rating system used by the service supplier (industry standard). The 645-DD7 stress measurement was disregarded due to the test site being considered within the mining induced stress zone of excavations and not a valid reflection of the virgin in-situ stress field.

The results from the-570 decline are shown in Table 16-4 and the interpreted depth gradient is shown in Figure 16-14.

Table 16-4 570 decline stress measurement

Principal Stress	Magnitude (Mpa)	Depth (m)	Ratio	Gradient (MPa/m)	Dip	Direction
Major	26.5	430	2.23	0.062	4°	339°
Intermediate	18.9	430	1.59	0.044	6°	69°
Minor	11.9	430	1.00	0.028	83°	219°

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

Figure 16-14 Principal stress measurement Magnitude vs Depth

16.3.2.3	Rock Quality

Based on the structural assessment of the geotechnical mapping, the rock mass quality is classified Very Good, using Barton’s (Barton et al, 1974) classification and Geological Strength Index (GSI) rating systems. Table 16-5 contains the rock mass condition data of the Wassa geotechnical domains, which were used for the stope stability assessment and ground support design.

Table 16-5 Wassa rock mass characterization parameters (Barton et al, 1974)

Parameter		Footwall / Orebody / Hanging-wall			Source
		MIN	MAX	Average
Rock Quality Desc.	RQD%	85	90	85	Geotechnical and mapping
Joint Number	Jn	6	9	6	Borehole structural data and mapping
Joint Roughness	Jr	3	4	3	Detailed geotechnical logs & mapping
Joint Alteration	Ja	1	0.75	1	Detailed geotechnical logs & mapping
Q’		43	53	48
Rock Mass Quality		Very Good	Very Good	Very Good
Geol. Strength Index	GSI	78	80	78	Underground mapping & inspections
Unconfined Compressive Strength	UCS Mpa	110	160	135	Rocklab laboratory test result
Unconfined Tensile Strength	UTS MPa	16	18	17	Rocklab laboratory test result
Young’s Modulus	GPa	70	80.5	75.3	Rocklab laboratory test result
Poisson’s Ratio		0.28	0.32	0.3	Rocklab laboratory test result
Density	t/m3	2.79	2.81	2.8	Rocklab laboratory test result

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

16.3.2.4	Geotechnical Design, Development

Barton’s Q support classification system was applied to estimate the support requirement for the development headings, which are nominally designed at 5.5 m wide.

Using and Excavation Support Ratio (ESR) of 1.3, as defined by Barton and Grimstad (1993) for permanent mine openings, results are plotted in Figure 16-15. The development excavations are plotted in red and are assessed to be within Category 1 (No Support Required). This aligns with observations of a Very Good rock mass with little or no fallout and spalling.

Notwithstanding the results of the analysis, GSR applies a standard reinforcement pattern of friction bolts and surface mesh to the back and upper walls of all development headings. This level of support plots in Category 3 (Systematic Support) in Figure 16-15.

Figure 16-15 Support, Barton’s Q-Index chart (Barton and Grimstad, 1993)

16.3.2.5	Geotechnical Design, Stopes
16.3.2.5.1	Modified Stability Number

The Q’ value derived from the geotechnical characterization (Barton et al, 1974) has been used, along with the stability graph parameters A, B and C to determine the Modified Stability Number (N’) (Potvin, 1988) for stope back, side-walls (hanging/foot) and end-walls.

The stress parameter A was estimated by calculating the gravitational stress generated from the weight of the overburden rock above the mining. The structural parameters B and C were derived from an assessment of the interaction of the dominant joint sets with the stope boundaries.

Calculated N’ for the Q’ value derived from the rock mass characterization for both the longitudinal and transverse stopes are presented in Table 16-6 and Table 16-7.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

Table 16-6 Modified Stability Number (N’) for Panels 1-3, transverse stopes (Potvin, 1988)

Parameter		Stope Wall, Transverse			Comments
		Back	Side	End
Q’		47.9	47.9	47.9	From mapping and core RQD, Jn, Jr, Ja
UCS, Sigma C	Mpa	130	130	130	Average intact rock strength
Depth	m	500	500	500	Average depth below surface, Panel 2
Max. Principal Stress, Sigma 1	Mpa	13.5	13.5	13.5	Estimated overburden stress
Stress : Strength Ratio	1:	9.6	9.6	9.6
Factor A		1.0	1.0	1.0
Angle between Stope Face & Daylighting Joint		15°	15°	45°	Critical Joint for all back and side-walls is J3, end-wall is J4.
Factor B		0.2	0.2	0.5
Potential Failure Mode		Gravity	Slabbing	Slabbing	Gravity or Slabbing
Dip of Stope Face		0°	90°	64°
Factor C		2	8	5
N = Q’ x A x B x C		19.2	76.7	119.8	N-value for all stopes >=64° slope

Table 16-7 Modified Stability Number (N’) for Panels 1-3, longitudinal stopes (Potvin, 1988)

Parameter		Stope Wall, Longitudinal			Comments
		Back	Side	End
Q’		47.9	47.9	47.9	From mapping and core RQD, Jn, Jr, Ja
UCS, Sigma C	Mpa	130	130	130	Average intact rock strength
Depth	m	500	500	500	Average depth below surface, Panel 2
Max. Principal Stress, Sigma 1	Mpa	14.6	14.6	14.6	Estimated overburden stress
Stress : Strength Ratio	1:	8.1	8.1	8.1
Factor A		0.9	0.9	0.9
Angle between Stope Face & Daylighting Joint		15°	45°	15°	Critical Joint for all back and side-walls is J3, end-wall is J4.
Factor B		0.2	0.2	0.5
Potential Failure Mode		Gravity	Slabbing	Slabbing	Gravity or Slabbing
Dip of Stope Face		0°	64°	90°
Factor C		2	4.9	8
N = Q’ x A x B x C		17.3	106.3	69.0	N-value for all stopes >=64° slope

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

16.3.2.5.2	Stable Slope Design Geometry

Table 16-8 summarizes the calculated range of stable stope and design geometries for the expected rock mass conditions for Transverse and Longitudinal Open Stoping Methods in Panels 1-3. The orientation of the measurement axes is shown in Figure 16-16.

Table 16-8 Stable stope dimensions, Panels 1-3

Stope Dimension		Transverse Stope			Longitudinal Stope
		MIN	MAX	Design (m)	MIN	MAX	Design (m)
Height	m	25	100	100	<15	25	25
Strike Length	m	25	25	25	<60	70	70
Width across Strike	m	15	30	25	<15	15	15
Dip, end/side-walls		65°	65°	65°	65°	65°	65°

Figure 16-16 Stope axes measurements

The nominal designs for transverse and longitudinal stopes were plotted on the Matthews Stability graph and are shown in Figure 16-17 and Figure 16-18. All faces plot in the stable portion of the graph, without additional support.

This indicates that for a 30 m wide ore zone, stopes of 20 m width by 100 m height will be stable which is confirmed by field observations of current excavations.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

Figure 16-17 Matthews Stability Graph, transverse stopes (Mathews et al, 1981)

Figure 16-18 Matthews Stability Graph, longitudinal stopes (Mathews et al, 1981)

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

16.3.2.6	Geotechnical Design, Major Pillars
16.3.2.6.1	Existing Pillars, B-Shoot

A crown pillar exists between the Main pit where B-Shoot has been mined below from underground. In addition, there are a number of sill pillars remaining between mined stopes underground, which are a mix of open void and loose rock fill.

Stability analysis was conducted using Phase 2 software which calculated factors of safety:

•	Crown Pillar, B-Shoot Main pit and 720-N1 stope = 1.58
•	Sill Pillar, 720-N1 and 745-S1 = 1.58

This indicates that in both situations a stable pillar can be maintained, Figure 16-19.

Figure 16-19 B-Shoot Pillars, modelled factors of safety from Phase 2 software, (GSR, 2018)

16.3.2.6.2	Future Pillars, Panel 3

Panel 3 stopes are proposed to be excavated close to the 242 and Main B-shoot pits.

At the time of modelling the B-Shoot pillars, stope designs for Panel 3 were not complete, so no assessment was completed.

The indicative minimum design thickness of the crown pillars is approximately 20 m which is considered reasonable at this early stage but further geotechnical investigation will be required to confirm stability prior to mining.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

16.3.2.7	Geotechnical Design, Ventilation Shafts

Ventilation shafts are planned for Panels 2 and 3 which will be excavated by raisebore with some possible use of drilling and blasting. The proposed locations of the ventilation shafts have not been geotechnically assessed and will require geotechnical data collection (drill holes) and evaluation to assess ground conditions to determine the unsupported diameter.

The first major ventilation shaft is planned to be raisebored in 2021 and includes drilling of a diamond drill hole for geotechnical logging prior as part of the work program.

16.3.3	Hydrogeology

Hydrogeological investigations were undertaken in 2016 and 2019. Key conclusions for the Panel 1-3 were:

•	Inflow of groundwater occurs along discreet zones of faulting and fracturing.
•	Hydraulic testing of the underground mining regions to depths of 800 m below surface showed generally the formation is not water bearing and has generally very low permeability, although localized high permeability zones have been identified at depth with potential permeability of up to 2 l/s measured.
•	Pit sumps in B-Shoot (Starter and Main) and 242 are possibly hydrogeologically connected to the underground workings. They have dual-use as surge sumps to manage surface runoff and staging points for the underground dewatering system. This functionality means that generally, sumps aren’t full but do hold sufficient water that there is potentially a recirculating groundwater load.

A main dewatering system was constructed in 2020 and planned for commissioning in 2021. Addition of the new pump station will allow the Starter pit sump to be dedicated for collection of incident rainfall and surface runoff, which will reduce sump inventory and likely reduce flows from hydraulic connection.

16.3.4	Backfill

Different backfill systems and stoping methods are used across Panels 1-3.

16.3.4.1	Rock Fill

In Panels 1 and 3, the nominal stope design mines stope voids, left unfilled, with ore pillars between. Uncemented rock fill is applied in irregular locations to increase recovery of mineralization by avoiding the creation of, or enabling the recovery of, ore pillars. Rock fill is sourced from development waste and tipped directly into stope voids by truck, or rehandled by loader from stockpile.

16.3.4.2	Paste Fill

A feasibility study for the application of paste backfill at Wassa was completed by Outotec in 2018. Plant construction was completed at the end of 2020, Figure 16-20, and the full system is planned for commissioning early in 2021. Design capacity is 4,000 t/d of dry tailings processed to produce 120 cu.m/h of cemented paste fill. Depending on utilization, comparable plants support mining rates of 1.5-2.6 Mtpa.

16.3.4.2.1	Test Work

The feasibility study program tested material characterization, rheology and strength and concluded Wassa tailings to be suitable for production of paste fill:

•	Dewatering, including thickening and vacuum filtration, was achieved through proven unit processes typical of most backfill plants;
•	Typical primary stopes sizes (20 mL x 20 mW x 25 mH) will require 4.5% cement to achieve the required strength of 270 kPa. Secondary stopes will require 3% cement to achieve the minimum threshold strength of 150kPa; and
•	Underground distribution is amenable to gravity distribution (rather than pumping) with the location of the surface plant relative to the underground stopes.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

16.3.4.2.2	Filter and Mixing Plant

Paste fill will be produced in a filtration and mixing plant with the following processes:

•	Tailings will be pumped as the full-stream discharge from the CIL plant in batches with automated changeover and flushing between the alternate discharge to the TSF. The pipeline corridor has secondary containment over the 3 km length.
•	Tailings are processed in thickener and underflow thickened tailings are held in an agitated storage tank which which creates buffer capacity between the batches of tailings pumped from CIL and continuous filtration.
•	Ceramic disc filters produced tailings cake which is delivered by conveyor to a paste mixer where binder (cement) and thickened tailings are added to achieve the required density and binder content.
•	Surplus water (thickener overflow) is recycled to the process water network for re-use in the main processing plant.
•	Mixed paste is transferred into a hopper which discharges to a borehole which supplies the underground distribution network.

The paste plant is operated from a dedicated control room with access to monitoring data from pressure sensors in the underground distribution network. In addition, the CIL plant control room can monitor operations and alarms in the paste plant, with both control rooms able to operate the tailing pumping processes from the CIL to paste plants. The paste plant is shown in Figure 16-20.

Figure 16-20 Wassa paste plant Dec-2020, thickener and storage tank in foreground

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

16.3.4.2.3	Underground Distribution

Underground distribution is via a borehole to the 620 mRL, approximately 440 m long, shown in Figure 16-21. The borehole is duplicated for redundancy and to allow periodic cleaning to prevent blockage.

Paste will be distributed by 8 inch steel pipes and can be distributed by gravity to all stopes in Panel 2. Stopes in the south end of Panel 1 can also be reached by modifying the fill mix to include more moisture, which will require offsetting increased binder addition.

Figure 16-21 Paste fill distribution modelling

16.3.5	Ventilation

Primary ventilation flows at Wassa are modelled using VentSim software with the model validated using results of volume and pressure surveys through the mine.

16.3.5.1	Design Criteria

Ghanaian mining regulations prescribe:

•	Maximum velocity of 6 m/s in travelling roadways;
•	Minimum flow 0.06 m3/kW/s for diesel engine capacity;
•	Minimum velocity of 0.2 m/s in headings, 0.1 m/s in large openings;
•	32.5ºC wet bulb maximum working temperature; and
•	Carbon monoxide must be continuously monitored in return airways and information transmitted to surface.

The ventilation system is designed to meet these regulations as a minimum, with airflow volumes in Panels 1-3 determined based on the following criteria:

•	Up to 9 working areas at any time;
•	50 m3/s, per working area.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

16.3.5.2	Network Design, Panels 1 and 2

The current installed ventilation network, servicing Panels 1 and 2 has surface connections clustered north of the operating mining areas.

Primary intake points are:

•	Daniel Owideru Portal (Portal 1) collared in the Starter Pit; and
•	Portal 3, 670 mRL intake shaft and 695 mRL waste pass, collared in the Main Pit.

Primary exhaust points are:

•	Portal 2, collared in the Starter Pit with 4 x 132 kW fans in parallel at the portal entrance; and
•	695 mRL exhaust shaft, collared in the Main Pit with 2 x 280 kW fans in series on the 695 mRL level.

A ventilation review was completed by SRK(US) in 2020 which included updating the ventilation model for current and future operations. Surveyed and modelled airflows as measured in October 2020 are shown in Table 16-9. Model accuracy is considered adequate by SRK.

Table 16-9 Wassa ventilation model calibration, Dec-2020

To adequately ventilate the complete extraction of Panels 1 and 2, additional main airways and other changes to the current circuit are required to provide intake and exhaust capacity south of the current working areas:

•	Construction of a 5.5 m diameter exhaust shaft from surface to 570 mRL, with installation of new primary fans;
•	Construction of a 5.5 m diameter intake shaft from surface to 575 mRL; and
•	Removal of the exhaust fans in Portal 2 and reversing airflow to become intake.

The new circuit will increase total airflow to approximately 590 m3/s, with 190 m3/s exhausting via the existing 695 mRL fans and 400 m3/s via the new southern exhaust shaft (RAR1). This will provide sufficient flow to operate 9 working areas with 50 m3/s per location. Figure 16-22 shows the Panel 1 and 2 ventilation circuit to end of life.

Construction of the two new shafts and installation of the new primary exhaust fans are budgeted to commence in 2021 and be completed early 2022.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

Figure 16-22 Wassa Panels 1 and 2 ventilation circuit to end of life

16.3.5.3	Panel 3
16.3.5.3.1	B-Shoot Upper

The Upper B ventilation circuit integrate with Panel 2 with connections for both exhaust and intake (via decline) at 745 mRL, shown in Figure 16-23. An optional exhaust shaft will be included in the mine plan to provide ventilation independence (approximately 100 m3 /s), enabling activity in B-Shoot to be ventilated without compromizing capacity to the main Panel 2 production area.

The ‘Extended Haulage Ramp’ shown in Figure 16-23 is a ramp to create a haulage loop in Panels 1 and 2.

Figure 16-23 Wassa Panel 3, B-Shoot Upper ventilation circuit

16.3.5.3.2	242

The 242 mining area is spatially separated from the rest of the underground mine and has an independent ventilation network. Preliminary ventilation designs are preliminary only but reflect a conservative design approach to ventilate the area.

The current design is shown in Figure 16-24 with the following features:

•	Exhaust via a connecting ramp to the Main pit. As well as exhaust ventilation, this drive will be used for definition drilling and as a second egress.
•	Intake via the access decline.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

Figure 16-24 Wassa Panel 3, 242 ventilation circuit

The two exhaust fan positions in Panel 3 plan to re-use the four 132 kW fans currently located in Portal 2. Although detailed models are not yet completed, it is anticipated that, given the similarity to their current duty, with two fans in parallel each position provides approximately 100 m3/s to ventilate two working areas in each area.

16.3.6	Mining Services
16.3.6.1	Electrical

The underground electrical system has been designed and installed according to Ghanaian mining regulations and to efficient mining standards and will have high availability, medium utilization and low operating maintenance. The high voltage circuit above 570 level is 6.6 kV and 1 kV for low voltage. The high voltage circuit below 570 level in Panel 2 will be 11kV, with 1kV outlets for mining equipment. The total underground feed from both the 6.6kV and 11kV circuits is approximately 13.0 MVA., split 5.0MVA to the 6.6kV circuit via the Starter Pit and 8.0MVA to the 11kV circuit via a borehole to 570 level.

Panel 3’s electrical circuit will use the 6.6kV circuit because of Upper B and 242’s proximity to the already installed infrastructure. Panel 2 below 570 level will use the 11kV circuit. Refer to Figure 18-4 for the site’s basic electrical layout line diagram.

16.3.6.2	Compressed Air

The compressed air system comprises 2 x 90 kW compressors located on surface at the Starter Pit portal. Compressed air is distributed underground via a 110 mm poly pipe down the main decline. Due to pressure drop along the reticulation and incremental increases in duty, an additional compressor is planned.

16.3.6.3	Service Water

A 30,000 litre water tank is installed above the portal area to supply the underground mine with service water for drilling, dust suppression and general use. The service water tank is filled using the 90 kW Flygt pump that is permanently installed in the Starter pit sump. Service water is reticulated throughout the mine by 110 mm HDPE lines installed in the primary headings and reducing to 63 mm HDPE for supply to end use locations.

16.3.6.4	Underground Dewatering

The underground mine dewatering system is designed and installed to remove both ground water and service water (collectively called mine water), including up to 10% by volume solid particles.

The mine dewatering system contains the following staging in the upper part of the mine:

  18kW decline face pumps which pump to sumps on operating levels;
  37kW pumps transfer initially settled water to either mono pumps or 90 kW Flygt pumps, which pump to the starter pit sump outside the main portal.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

The system dewaters to the Starter Pit sump at a rate of 35 l/s and, where required, up to 65 l/s. The F Shoot mining area will continue to use this system; the rest of the B Shoot mining areas will use a recently installed permanent pump station on 620 mRL.

The permanent pump station at the 620 mRL level can pump 80 l/s over a 440m total dynamic head. The pump station pumps directly to the surface via a borehole to surface settling and discharge routes. The station uses cascading settling sumps to drop out as many solids as possible prior to pumping to surface. The station uses multistage pumps to meet the total dynamic head and flow rate required. A borehole connects the pump station to surface with a 200 mm NB steel rising main installed.

As the mine progresses at depth beyond the 620 mRL level, additional staging pumps will be utilized and directed to the 620 mRL pump station. These pumps will be similar to existing pumps with sublevel 37 kW Flygt pump and for main dewatering at depth a 90 kW Flygt pump and, if required, supported by a 55 kW Mono pump. A reduced dewatering system above the 620 mRL pump station will remain in place to intersect inflow at higher levels and dewater to the Starter Pit sump on surface. The dewatering system is shown in Figure 16-25.

The recently installed 620 mRL pump station is shown in Figure 16-26.

Figure 16-25 Underground dewatering longitudinal view

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

Figure 16-26 620 mRL main pump station

16.3.7	Mining Schedule

Mining quantities for Panels 1-3 were scheduled using MineSched software, with spatial links between development and stoping, and capacity constraints which reflect the methodology and sequence outlined above.

The mine schedule calculates all physical quantities which are input into the cost estimate.

•	Definition Drilling: geological diamond drilling required to define the mineralization. Drilling is capitalized where the material being targeted is not yet classified as Mineral Reserve or production is planned two or more years after drilling.
•	Development: Lateral and ramp development to access and support stoping. Heading types which support production from a number of stopes are classified as capital (decline, stockpiles, level access, footwall drives, vent access, orepass access, dewatering) and access for production from one stope are operating (stope crosscut, ore drives).
•	Vertical Development: Vertical development (long hole raise or raisebore) for ventilation, egress, orepass or other infrastructure, which are all capitalized. Raising required for stope blasting is not quantified and is included in the $/t unit cost for stope blasting.
•	Backfill: Paste fill volume placed.
•	Waste Material: waste generated from lateral and vertical development activities, including any material which may be placed as rock fill.
•	ROM Material: Material generated from development and stoping and sent for processing.
•	Haulage: Estimated haulage quantities, calculated from planned tonnes mined and average one-way lead distance.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

The key scheduling constraints applied were:

•	Maximum advance rate from a single heading: 4.5 m/d for decline, 6.0 m/d for other lateral;
•	Maximum total advance rate: 27 m/d (820 m/mth);
•	Maximum ore tonnage from a single stope: 3,000 t/d; and
•	Maximum total tonnage: 6,200 t/d in 2021 and 6,800 t/d thereafter when Panel 3 development commences.

Milestones assumed in the scheduling of Panels 1-3 are:

•	Continued extraction from Panels 1 and 2 from 2021;
•	Initial development from Panel 3 in mid-2022;
•	Stoping commences from Panel 3 in 2025;
•	Sill pillar extraction in Panel 2 commences 2024;
•	Development completed 2025;
•	Primary and secondary stopes completed in 2025; and
•	Sill pillar extraction (and all other activity) completed in 2026.

The schedule quantities are shown in Table 16-10.

Table 16-10 Wassa mining schedule quantities for Mineral Reserve plan

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

Figure 16-27 Lateral development schedule for Mineral Reserve

Figure 16-28 Ore mining schedule for Mineral Reserve

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

Figure 16-29 Underground Production History and Mineral Reserve plan

16.3.8	Mobile Equipment

The current mining fleet at Wassa is a mixture of the original low-cost, pre-owned fleet from when the mine was established and new units which have been commissioned as the project has modernized and productivity has grown. The forward plan at Wassa assumes that this cycling out of older units with new equipment will continue:

•	Development Jumbos: Current fleet is four Sandvik DD421 twin-boom jumbos which continue as the standardized development machine.
•	Production Drills: Current fleet is three rigs, one each of Sandvik DL411/421/431 which are the same class machine (89-115 mm top-hammer) with different boom configurations. This machine will continue as the standardized blasthole drilling machine, possibly with different boom configuration or replacement of a longhole drill with a small raisebore/boxhole rig for stope slots.
•	UG Loaders: Current fleet is four 18 t class LHD’s (two older Cat R2900G and one Sandvik LH517) and two 21 t class machines (Sandvik LH621), which will be standardized to the LH621. Fleet numbers in early years have been adjusted to reflect operation of the smaller units until they are cycled out of the fleet.
•	UG Truck: Current fleet is eight 40 t class articulated trucks (Volvo A45G) which are planned to upgrade to 60 t class machines (Volvo A60H), with the first larger truck budgeted for 2021. Fleet numbers in early years are adjusted to reflect the smaller units until they are cycled out of the fleet.

Machine numbers for the mobile equipment fleet categories were estimated using the productivity assumptions shown in Table 16-11 and the resulting fleet schedule is shown in Table 16-12.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

Table 16-11 Mobile fleet productivity assumption

Table 16-12 Mobile fleet schedule for Mineral Reserve plan

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

17	Recovery Methods
17.1	Processing History

Wassa started industrial scale processing in 1998 utilizing a heap leach (HL) to recover gold from the ore. The process involved crushing, screening and agglomeration of the mined feed material before being stacked on leach pads which were irrigated with a weak cyanide solution to recover the gold. The solution was processed through carbon columns, stripped from the loaded carbon and smelted through to gold doré bars. Actual recoveries of 55-60% did not achieve planned recovery of 85% which led to the suspension of operations in 2001.

In 2003 a feasibility study commenced to evaluate construction of the current CIL plant. The study results were positive and the plant was constructed in 2004 and commissioned in 2005. The CIL plant uses crushing, milling and CIL and was designed to process 3.5 Mtpa from a feed blend comprising 45% fresh material, 25% oxidized material and 30% reclaimed spent HL material. Spent HL material reclaimed from the pads was added to the mill feed via a scrubber until this material was depleted in 2014. After that, mill feed consisted of fresh material from the open pit until 2016 when underground material was introduced to the feed. Open pit mining was completed in 2018 and since then, the predominant feed has been underground ore with supplementary addition of open pit stockpiles fresh, low grade ore.

Table 17-1 Historic plant production, grades and recoveries

17.2	Flow Sheet Description

Gold recovery is achieved using conventional CIL technology, although the plant itself contains a few atypical features due to its history and development.

The plant flowsheet has transitioned from the historical HL processing and currently consists of the following operations:

•	A four-stage fine crushing circuit incorporating an open circuit primary jaw crusher followed by secondary, tertiary and quaternary cone crushers with the secondary and tertiary crushers operated in closed circuit with sizing screens. A single secondary, two tertiary and four quaternary crushers give a nominal crushed product size from the crushing circuit of 80% <8 mm.
•	Two independent milling circuits, each comprising a 5.03 m diameter x 6.7 m long ball mill fitted with 3 MW motors feeding individual clusters of classifying cyclones. Reported mill product size is around 80% <75 µm.
•	Two separate gravity gold recovery circuits using 48” Knelson centrifugal concentrators process a portion of the classifying cyclone feed in each mill circuit.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

•	The gravity concentrate from the Knelson concentrators is leached using an intensive leach reactor in combination with an electrowinning cell to recover the precious metals as a sludge prior to refining. The tails from the centrifugal concentrators are returned to the milling circuits.
•	Classifying cyclones and pre-leach thickener. The thickener underflow feeds a transfer vessel together with the secondary cyclone underflow where cyanide is added before the slurry is transferred to the CIL circuit. Oxygen is injected into the transfer line after the transfer pumps. The transfer pipeline acts as an In-Line Reactor (ILR), where most leaching occurs.
•	Adsorption occurs in the counter current CIL circuit, consisting of six stages of agitated vessel each of 2500 m3, providing an overall residence time of 18-20 hours at a 7,400 t/d mill capacity. Hydrogen peroxide is added periodically to CIL tank 1 to maintain the dissolved oxygen level. Activated carbon is retained in each tank using interstage basket screens and is moved counter-current to the slurry flow using submerged vertical spindle pumps in each tank. Loaded carbon is recovered from the first CIL stage.
•	Loaded carbon is acid washed and then stripped of gold using caustic soda in an 11.5 t pressure Zadra elution system with the gold electrowon onto steel mesh before smelting.
•	Eluted carbon is thermally regenerated and returned to the last stage of the CIL circuit.
•	The gravity gold concentrate and electrowon gold are smelted separately to produce doré bars.
•	Additional supporting facilities include:
o	Two, 2.1 t/d capacity pressure swing absorption oxygen plant located in the milling area;
o	emergency diesel powered generators.

The key plant design and operating parameters are shown in Table 17-2 and a schematic flowsheet for the Wassa plant is presented in Table 17-2. The schematic incorporates the new densifying cyclone and thickening circuit currently being installed.

The Wassa process plant is currently operating below design capacity due to limited feed supply. 2.0 Mt of ore was processed in 2020 compared to nameplate capacity of 2.7 Mtpa.

The Wassa process operation achieved certification with the International Cyanide Management Code in early November 2009 and was recertified in 2017 and again in 2020.

Table 17-2 Key plant design and operating parameters

Parameter	Unit	Fresh Ore Feed
		Design	Current Operations
Nominal throughput	Mtpa	2.65	1.60
Crushing Circuit Product	% passing	80%< 8mm	80%< 8mm
Crushing Circuit Utilization	%	75	75
Plant Design Availability	%	92	92
Mill product grind	% passing	70%<75 micron	70%<75 micron
CIL Feed Density, Design/Current	% Solids	40	40 (CIL tanks - measured)
CIL Feed Density, with thickener	% Solids	44-46	44-46
CIL Retention Time (calculated)	h (total)	20	33

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

ROM Pad
ROM Bin
Vibrating Grizzly
Apron Feeder
Jaw Crusher
CV 01
CV 02
Secondary Screen
CV 03
CV 16
CV 17
Secondary Crusher
2 X Tertiary Crushers
CV 04
CV 06
CV05
2 X Tertiary Screens
CV 07
4 X Quatinary Crushers
CV 08
CV 09
CV 10
Secondary Cyclones
Thickener
Trash Screen
Cyclone feed tanks
Cyclones
Gravity Conc X 2
CV 11
Crushed Ore Stock Pile
Lime
CV 13
CV 12
4 X Belt feeders
Ball Mill 2
Ball Mill 1
Acacia Reactor
Cyanide
CIL Feed Tank
Oxygen
Loaded Carbon Screen
Elution Column
Acid Column
Carbon Elution
Eluted Carbon Screen
Loaded Carbon
Regeneration KILN
Regenerated Carbon
Eluate Tank
Electrowinning Cells
Furnace
Gold Bullion
6 X CIL Tanks
Tailings tank
Tailings Storage Facility

Figure 17-1 Wassa processing plant flow sheet

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

17.2.1	Plant Accounting

Plant throughput is reported based on the belt weighers installed on the conveyors feeding the two ball mills from the crushed material stockpile. There is also a belt weigher installed on the crushing circuit product to the crushed material stockpile.

Plant performance and accounting is assessed based on samples of feed and tailings taken automatically using inline slurry samplers, which are composited into 12 h shift accounting samples. The feed sample is taken after the milling and gravity circuit before transfer to the CIL circuit and the gold recovered by gravity and smelted separately is added to calculate the plant feed grade. The feed and tail slurry samples are analysed using bottle roll laboratory tests to assess the BLEG tests.

Slurry samples are filtered and washed and solids are pulverized to 95% <75 µm before being subject to BLEG (bulk leach extractable gold) bottle roll extraction. BLEG tests are run for 8 hours at high cyanide concentration. Solutions from BLEG test and slurry filtrate are analysed by gold extraction into an organic phase and then measured by atomic adsorption spectroscopy (AAS). Extended BLEG tests are also done to confirm that all the recoverable gold has been extracted during the standard BLEG leach period. The BLEG tails are periodically fire assayed to determine residual gold in the samples not recovered in the BLEG tests (gold potentially locked in silica, pyrite or other sulphide minerals). Initially, a BLEG factor was used in assessment of the total gold in the plant tails to determine the overall plant gold recoveries. However, GSR has continuously improved its BLEG testing process so that the tests achieve complete gold dissolution. Periodic fire assays on the residue of the tails from the BLEG tests confirm the efficiency of the BLEG tests.

The gold recovered by gravity is leached, electrowon and smelted separately and this is added to the gold in the mill product sample to determine the gold grade in the feed. A sample is taken of crushed ore from the feed to the ball mills and this is used as a check measurement on the plant feed grade although is not used for accounting purposes.

Reconciliation is undertaken monthly between the gold produced and the gold present in the feed and tails. This also considers the changing gold inventory on the plant from month start to month end. Based on the reconciliation the reported head grade is adjusted to correlate with the monthly gold production.

17.3	Processing Schedule

Table 17-3 shows the processing schedule quantities for the Mineral Reserve plan.

Table 17-3 Processing schedule quantities for Mineral Reserve plan

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

Figure 17-2 Processing schedule for Mineral Reserve plan

Figure 17-3 Gold Production schedule for Mineral Reserve plan

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

Figure 17-4 Processing Production History and Mineral Reserve Plan

Figure 17-5 Gold Production History and Mineral Reserve plan

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

18	Infrastructure

The locations of mining areas and major infrastructure at Wassa are shown in Figure 18-2, including:

•	Main roads, towns and power lines;
•	Open pit voids and waste storage areas;
•	Processing facilities;
•	Tailings storage facilities; and
•	Site accommodation.

Key infrastructure locations around the main site area are shown in Figure 18-1 and a site layout in Figure 18-2, which shows both the local mine grid and UTM grid (WGS84 30N). Figure 18-3 shows the same site layout image plus the underground workings surveyed at the end of December 2020.

Figure 18-1 Wassa key infrastructure (GSR, 2018)

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

Figure 18-2 Wassa site layout (GSR, 2021)

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

Figure 18-3 Wassa site layout and underground workings (GSR, 2021)

18.1	Electrical Infrastructure
18.1.1	Power Supply

Wassa has two power supply sources. The site is connected to the national grid, along with on-site power generation.

Grid power from the national power supplier (VRA) via a network operated by GridCo comes from a 161 kV line to local substation where power is transformed down through a 33 MVA transformer to 34.5 kV. The grid connection has been the primary site power supply since commissioning in 2006.

An on-site power station was constructed during 2020 to improve long-term reliability of the power supply. The plant is owned and operated by Genser under an agreement and contains two 34.5kV, 16.5MW gas turbines. The plant was commissioned in early 2021 and now supplies all site power except for the site accommodation camp.

With on-site generation, the grid connection is retained, permitting use of the grid for standby supply.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

18.1.2	Site Distribution

Power is supplied to the main site substations at 34.5 kV with a major upgrade completed in 2020.

•	The processing plant and other surface facilities are fed via the GSR substations, which are 16 MVA and 18 MVA capacity and distribute at 6.6 kV. They are sized for the plant to operate at the full 2.7 Mtpa throughput rate.

Figure 18-4 Site electrical distribution

•	The underground mine is supplied by three 34.5/6.6 kV substations:
o	One 5.0 MVA capacity transformer with two 2000 kVA 400 V diesel generators with switching and transformers to distribute at 6.6 kV to distribution substations in the underground mine and associated locations, where it is locally stepped down as required to 1000 V, 415 V and 240 V. Spare switches are available for future requirements.
o	Two 4.0 MVA transformers were added in 2020 when distribution was expanded to provide capacity for the paste plant and ventilation fans required to extract the Reserve.

Distribution voltage was increased from 6.6kV to 11kV and the project included installing a new switch yard to split the feed between the 34.5kV/6.6kV circuit servicing mine via the Portal bench and the new 34.5kV/11kV circuit which connects to a ring main unit at 570 level via a single point suspended 185mm2 XLPE cable in a raisebored service hole.

The 11kV project has capacity to be readily expanded and Figure 18-4 shows a simplified line diagram, with the conceptual expanded HV circuit shown in yellow shading.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

18.2	Surface Water Management

Water diversion structures are installed as required to prevent inflow of surface runoff from the surrounding topography. Within the pit crests, water inflow is a combination of rainfall and groundwater.

Each of the four catchments within the Main pit complex (Figure 18-5) have a storm water collection sump which is designed for a 1:100 year, 24 hour duration event (241 mm). Catchment modifications have been completed to manage flow directions and capacity requirements at each sump. The dewatering discharge from the pit sumps is used across the site (eg: process plant, dust suppression) and excess water is directed to settling and drainage systems prior to release.

Figure 18-5 Wassa Main pit catchments

•	Starter Pit: has direct connectivity to underground workings via the two portals at 905 mRL. The sump below the portal entrances has 115% of the capacity required for the design rainfall event.

Service and emergency pump systems are installed to maintain low operating levels and provide surge capacity to draw down the sump during and after a rainfall event.

o	Service – 45 l/s (electric submersible pump with 160 mm HDPE pipe); and
o	Emergency – 165 l/s (diesel pump set with 2x 160 mm HDPE pipes).
•	B-Shoot Pit: has direct connectivity to underground workings via the portal, waste rock pass and vent shaft breakthoughs at the 844 mRL. The sump in the bottom of the B-Shoot pit has 200% of the capacity required for the design event.

A single diesel pump set with 2x 160 mm HDPE pipes is installed with 150 l/s capacity.

•	242 Pit: currently has limited connectivity to underground workings through groundwater seepage only. However, this will change with underground development of the Panel 3, 242 area, although the surface water management plan will remain consistent with the current strategy to catch water in the 242 pit sump to prevent entry into underground workings.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

Current sump capacity is 360% of the design requirement and will reduce to 138% when the new portal at 940 mRL is cut to establish the underground workings.

A single diesel pump set with 2x 160 mm HDPE pipes is installed with 150 l/s capacity.

•	South East Pit: currently has limited connectivity to underground workings through groundwater seepage only. Sump capacity is 240% of the design requirement.

A single diesel pump set with 2x 160 mm HDPE pipes is installed with 150 l/s capacity.

•	The pump network is maintained regularly and sufficient spare equipment is on site including one of the electric submersible pumps and two of the diesel pump sets.
18.3	Workshops and Other Site Buildings

The following engineering workshops are in place to support site operations:

•	Processing Fixed Plant: located near the processing plant to support its activity.
•	Surface Mobile Equipment: located between the administration area and equipped with offices, overhead cranage, services and welding bay to support the former open pit mining fleet.
•	Underground has three workshop areas to support the underground mining fleet:
o	Surface, located near the underground offices with offices, services and 1000 V power supply for equipment testing;
o	Starter pit portal bench: lube and service bay, with 1000 V test panel; and
o	Underground workshop at 595 mRL: this facility is in the final stages of construction (excavation, support, concreting and water management are complete) and is planned for completion in 2021-Q2. It will be used to service drilling equipment and loaders and reduce tramming time to surface.
•	Light Vehicles: located near the warehouse.

Other buildings on site include:

•	Administration offices;
•	Kitchen and messing facilities;
•	Diesel fuel storage;
•	Warehouse and dry goods storage;
•	Metallurgical laboratory; and
•	Core processing and logging facility.
18.4	Site Accommodation

Employees reside both on-site, or in surrounding towns and villages.

On-site accommodation is located at the Tara Camp 3 km northwest of the mine site as well as at Camp 2 located within the Akyempim village.

Facilities include:

•	Accommodation for both single employees with some houses for families;
•	Company medical and health clinic including primary care, laboratory, pharmacy, radiology ambulance and detention services;
•	Kitchen and messing facilities;
•	Recreation facilities including gymnasium, tennis court, swimming pool and bar; and
•	Commissary.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

Accommodation is currently being expanded to provide additional capacity to permit more personnel to reside on site during their roster-cycle and reduce risk of pandemic exposure. The accommodation expansion project is shown top-left of Figure 18-6.

Figure 18-6 Tara Camp

18.5	Waste Rock Storage

The waste dumps are located adjacent to the Main and South Akyempim pit complexes. Waste from underground operations is either placed in underground stope voids or hauled to the waste dump locations shown in Figure 18-7.

Waste dumps were designed and then permitted in 2017, to allow an additional 88 Mt of storage of waste from the underground and Main pits Cut 3 cutback. The 419 waste rock dump, south of the Main pit, is the currently active waste placement area. The permitted storage at the site is sufficient for the waste volume scheduled to be mined alongside the Mineral Reserve.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

Figure 18-7 Waste dump locations (Golder, 2016)

Dumps are designed with 10 m bench height with 10 m wide berms and consider operational and rehabilitation phases. For operations, as-dumped designs have 37° batter angles (natural angle of repose) with wider berms and final rehabilitation applies 25° batters to achieve the overall slope of 22°. A nominal dump section is shown in Figure 18-8.

Asbuilt and designed dumps include the following features:

•	Adequate drainage to ensure that any discharge from the waste dump is contained for settlement and/or monitoring, to enable compliance with the EPA effluent discharge limits.
•	The top surface of the dump, and any berms partway up the dump slopes, are constructed to shed water away from the surface of the dump.
•	Water collecting drains are constructed around the perimeter of the dump to route discharges and runoffs into settlement and monitoring ponds.

Figure 18-8 Section through nominal waste dump design

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

18.6	Tailings Storage

There are two tailings storage facilities at Wassa which are described below and shown in Figure 18-9:

•	TSF 1:

TSF 1 is located northwest of the processing plant at the head of a southerly draining valley and immediately adjacent to the historical leach pad area. Ground levels range from 1000 mRL on the valley floor to above 1060 mRL on the surrounding hills.

It is a cross valley impoundment created by the construction of a main embankment in the south with confining saddle embankments at the north of the facility. Containment to the east and west is provided by natural ridges. Access is via unsealed access road west of the plant site area.

The catchment area of TSF 1 is estimated to be approximately 140 Ha, of which 124 ha is covered with tailings as the facility proceeds through closure revegetation trials.

Deposition into TSF 1 ceased in 2019 with paddock deposition completed to achieve the approximate closure surface topography requirements of the closure landform.

Re-vegetation trials commenced in 2017 towards the next land use and by the end of 2020 revegetation planting was mostly complete.

•	TSF 2:

TSF 2 is located in the valley system that trends eastward from the north embankment of TSF 1. It is approximately 2.5 km from the processing plant and 1.3 km downstream of TSF 1 Saddle Dam 5.

TSF 2 has a footprint of 260 ha, of which 72 ha have been developed to date, and lies within a total project area of 340 ha including buffer zones.

The remaining capacity of TSF 2 is well in excess of that required for processing of ore defined by the Mineral Reserve, both before and after allowing for use of tails solids in paste backfill.

Figure 18-9 Wassa TSF 1 and TSF 2 aerial view (August 2020)

Figure 18-10 is a photograph taken from the north of TSF 1, looking southeast in November 2020. In the image the following features can be seen:

•	Revegetated TSF 1 to the right;
•	Active deposition into TSF 2, Cell 1 in background left; and
•	Basin preparations of TSF 2, Cell 2 in the foreground.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

Figure 18-10 View from north of TSF 1 looking southeast (November 2020)

18.6.1	History

TSF 1 was commissioned August 2004 to meet the tailings storage needs for the mine life associated with construction of the CIL plant. Since starter embankment construction, embankments raises have been designed, permitted and constructed up to the final elevation at 1039 mRL.

During planning for TSF 2 in 2009 and 2010, alternatives were considered for additional tailings capacity, with four potentially feasible options:

•	Two different locations for new TSF’s;
•	Increasing elevation of TSF 1 to 1049.5 mRL; and
•	Increasing elevation TSF 1 whilst progressing a new TSF.

The selected option was to construct a new facility (TSF 2). The new TSF required development of a Resettlement Action Plan (RAP) which ultimately determined the RAP scope to include resettlement of the entire community of Togbekrom.

In compliance with the requirements of the EPA’s Environmental Assessments Regulations, 1999 (L.I. 1652), GSWL registered a new TSF project with the EPA in May 2010 and obtained authorization to proceed to permitting in July 2010. An Environmental Scoping Report was submitted to the EPA in March 2011 and later, and EIS was submitted for the construction and operation of the proposed TSF 2. The EIS was approved by the EPA in April 2013 (EPA/EIA/383) and conditions of the EIA permit led to GSWL re-designing the TSF 2 facility to accommodate a geomembrane liner.

While conducting the impact assessments and the preparation of the EIS, GSWL sought permission to raise the TSF 1 by an additional 5 m and for continued deposition between August 2011 and May 2015. All embankments have subsequently been constructed to the final permitted elevation of 1039 mRL.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

In March 2015, GSWL obtained permitting to expand TSF 1 into the disused heap leach area that was located directly east of TSF 1. The 16.2 ha extension provided 2.09 Mt additional storage capacity conventional deposition (embankment spigotting) and in over 2.17 Mt of capacity, primarily through paddock deposition (spigotting from day walls) across the entire TSF 1, to achieve the optimal drainage design, ahead of TSF 1 closure.

GSWL applied to the EPA in July 2014 for the renewal of the TSF 2 permit in compliance with the requirements of the EPA Environmental Assessment Regulations, 1999 (L.I. 1652) and Section 3.7 of the EPA Permit (EPA/EIA/383) after the facility was re-designed to accommodate a geomembrane liner. The EIS for TSF 2 was updated in January 2014, following advice from the EPA permitting was issued in January 2016 with an effective date of November 2015 (EPA/EIA/442).

The development of TSF 2 necessitated resettlement of some 105 households within the Togbekrom and surrounding hamlets to New Ateiku, approximately 10 km north. All the affected people affected by the project were successfully relocated to their new homes in Q1 of 2013. The RAP has been successfully completed.

TSF 2 has current design capacity of some 41 Mt of tailings, which provides approximately 15 years capacity at 2.7 Mtpa throughput. It will be constructed in three cells and 11 stages. The cellular design provides flexibility to modify stage raises and enable dry season construction for various throughput rates.

At the time of permit renewal, the TSF 2 design had been revised to a cellular arrangement with lining of the entire basin with HDPE geomembrane. In February 2016, the Mines Inspectorate Division of the Minerals Commission directed that, as per the Minerals and Mining Regulations, 2012 (L.I. 2182), the TSF 2 design be constructed with a compacted soil liner (CSL). As GSWL was well advanced with development of TSF 2 at the time, dispensation was granted for HDPE lining of TSF 2 Cell 1, with all future cells and stage raises to incorporate a compacted soil liner.

TSF 2 Cell 1 construction commenced in July 2016. Verbal approval from the Inspectorate Division to start deposition was given in February 2017 and EPA approval followed in April. Deposition started May 2017.

In July 2017, the Mines Inspectorate Division had completed their review and recommended the re-design of TSF 2 with a compacted soil liner to the Chief Inspector of Mines for approval.

In 2017, GSWL commenced an EIA to support the submission of a Supplementary EIS for TSF 2 Cell 2. The Supplementary EIS was submitted to the EPA in October 2018 with the compacted soil liner design (Figure 18-11). The TSF 2 Cell 2 Supplementary EIS was permitted in August 2020 and Environmental Permit issued in November 2020 (EPA/EIA/533).

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

641,000 mE
641,500 mE
642,000 mE
642,500 mE
643,000 mE
643,500 mE
644,000 mE
644,500 mE
609,500 mN
609,000 mN
608,500 mN
608,000 mN
607,500 mN
607,000 mN
EMBANKMENT 6
EMBANKMENT 7
EMBANKMENT 5
TSF 2
CELL 2
EMBANKMENT T1
EMBANKMENT 4
TSF 2
CELL 3
EMBANKMENT 2
EMBANKMENT 3
EMBANKMENT 1
TSF 2
CELL 1
TSF 1
TSF 1 Extension
(Former Heap
Leach Area)
GOLDEN STAR (WASSA) LIMITED
TSF 1 AND 2
GENERAL ARRANGEMENT
0
125
250
500
metres

Figure 18-11 TSF 1 and TSF 2 layout (Geosystems, 2018)

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

18.6.2	TSF 2 Details
18.6.2.1	Geotechnical Characterization

A detailed geotechnical investigation comprising sub-soil, in-situ and laboratory testing of soils of the TSF 2 basin was carried out by Knight Piésold Consulting Ltd using test pitting, cable percussion drilling, standard penetration testing, permeability testing, moisture content, grading, Atterberg Limits tests, consolidation tests, triaxial testing on undisturbed soil samples and falling head permeability tests.

Results established the soil profile of the basin, the strength of the foundation soils, and the permeability of the different soil types, to inform in the design of the TSF embankments, base and environmental protection features.

The TSF 2 basin is characterized by a rugged and dissected ground profile that defines the soil profiles in the area according to topographical location. Two main soil types are found in the TSF footprint:

•	Alluvial soils formed by deposition of eroded materials from the surrounding hills; and
•	Residual soils formed in-situ from the chemical weathering of the underlying base rocks.

Soils can be classified as either of:

•	High ground and side-slope soils that are found along slopes and crests of hills, plateau and other high ground that characterizes the TSF footprint; or
•	Basin valley and embankment foundation soils that dominate the valleys and low-lying areas.

Guelph permeability tests conducted on nearby surface soils in the valley floor indicated that in some areas the soils have very low permeability (lower than 1.0 x 10-8 m/s). In-situ falling head permeability tests showed that the residual soils, at depths greater than 1.0 m, have a relatively high permeability. Laboratory falling head permeability tests corroborated the field studies and showed that in the valley floor, very low permeability strata exists to approximately 1.0 m depth.

18.6.2.2	TSF 2 Design

The TSF 2 design comprises three cells separated by embankments, a temporary embankment and a series of perimeter saddle dams, providing primary containment to ensure that tailings are contained within the valley basin. Other key environmental protection features of the design to enable efficient and appropriate water management include:

•	Lining of the base with geomembrane and/or compacted soil liner;
•	Spillway;
•	Decant barge;
•	Secondary confinement;
•	Ground water drains; and
•	Basin under-drains.

The TSF 2 design assumed a processing rate of 2.7 Mtpa. The facility is designed for a storm capacity of:

•	Containment of a 1:100 year, 24 hour duration event with allowance for wave run-up and no flow through the spillway; and
•	Safe discharge of a 1:1000 year, 24 hour duration event.

The design of the TSF 2 meets the requirements of the Minerals and Mining (Health, Safety and Technical) Regulations, 2012 (L.I. 2182) and takes due consideration of the recommendations of the International Committee on Large Dams (ICOLD), the Australian Committee on Large Dams (1999) and the Canadian Dam Association guidelines (2007).

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

Following release of the Global Industry Standard on Tailings Management in August 2020, GSR engaged its Engineer of Record to complete a gap analysis against the standard which is expected to be completed in 2021.

TSF 2 is being constructed in stages and stage storage capacities are presented in Table 18-1. Alternative stage raises have been evaluated to facilitate annual raising during suitable construction weather conditions (Knight Piésold, 2017).

The useful life of TSF 2 will be prolonged by the commencement of paste fill in 2021. On average 40-60% of tails solids are estimated to be used in paste fill and deposited underground.

Beach and bathymetry surveys conducted in September 2020 indicate the current design allows for approximately 33 Mt of further capacity. The Mineral Reserve plan requires processing of 10.8 Mt of ore and schedules estimate 5.0 Mt of the resulting tails solids will be used for paste backfill. Even with the most conservative of paste fill estimates, TSF 2 has more than sufficient design capacity to support extraction of the Mineral Reserve.

Table 18-1 TSF 2 stage design details

18.6.2.3	Stability Analysis

Stability analyses were conducted for static and seismic loading conditions and static post liquefaction conditions for critical embankments and stages using SLOPE/W® and the Morgenstern-Price method of analysis, which considers force and moments equilibrium of circular slips.

A conservative peak seismic design horizontal ground acceleration of 0.1 g, obtained from “Seismicity of Southern Ghana: Causes, Engineering Implications and Mitigation Strategies” by N.K. Kumapley (1996), was employed in the pseudo static analyses.

For the stability analyses on the upstream slopes, the worst-case scenario was considered, where no tailings are present in front of each embankment stage. For the stability analyses of the downstream slopes, the worst-case scenario was also considered, where the TSF was full to capacity in front of each stage raise (1 m below crest). Modelling scenarios assessed drained and undrained conditions and worst case-phreatic conditions. The assumed conditions combine to present a conservative analysis.

The minimum Factor of Safety (FOS) values calculated for all conditions on both the downstream and upstream slopes were found to meet, and in some conditions exceed the Minerals and Mining (Health, Safety and Technical) Regulations, 2012 (L.I. 2182) requirements for factors of safety.

Stability of the facility was also assessed under the condition where, following the design seismic event, the tailings may be subjected to liquefaction. Seismic stability assessment of the various embankments was conducted in the undrained condition for upstream failure and static drained condition for downstream failure. Tailings were modelled with a residual post-liquefied undrained strength but with no earthquake loading. The minimum FOS values calculated for the post-liquefied condition of the downstream and upstream slopes meet and, in some conditions exceed, the regulatory requirements.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

19	Market Studies and Contracts
19.1	Market Studies

All gold from Wassa is shipped to a South African gold refinery under a long-term sales contract. Shipping is in the form of doré bars, which average approximately 90% gold by weight with the remaining portion being silver and other metals. The sale price is generally set with reference to the London p.m. fix on the day of the shipment to the refinery.

Gold is a freely traded commodity on the world market and whilst the selling price is subject to fluctuation, the volume of gold produced at Wassa will not be material to the supply/demand balance and will not influence the selling price.

This report considers two gold price assumptions:

•	Base Case: for Mineral Reserve estimation and economic test – $1,300 /oz flat; and
•	Consensus Case: consensus long-term forecast of 27 banks and financial institutions, as at the end of January 2021:
o	2021 – $1,944.26 /oz;
o	2022 – $1,879.70 /oz;
o	2023 – $1,772.87 /oz;
o	2024 – $1,715.61 /oz; and
o	2025 and beyond (long-term) – $1,584.68 /oz.
19.2	Contracts

The following major contracts are in place to support the Wassa operations:

•	Gold sales contract is in-place with Rand Refinery in South Africa;
•	Electricity supply (on-site gas generation) – Genser Energy Ghana;
•	Fuel and lubricants supply – Ghana Oil Company;
•	Electricity transmission from VRA – GRIDCo;
•	Electricity supply – VRA;
•	Explosives and associated systems – AEL (AECI Ghana Ltd);
•	Medical services – International SOS;
•	Bulk lime supply – Carmeuse Lime Products (Ghana);
•	Site security – Magnum Force Security; and
•	Freight forwarding and logistics – Racing Link Express.

All contracts are currently valid and in good standing. Terms, rates and charges of contracts are considered consistent with industry norms. Contract management processes are in place and resourced so that contracts re-tendered and/or renewed as they approach expiry.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

20	Environmental Studies, Permitting and Social or Community Impact
20.1	Relevant Legislation and Required Approvals

The minerals and mining sector in Ghana is governed by Act 703. It requires mines to obtain environmental approvals from relevant agencies as outlined in Table 20-1. Ghanaian environmental legislation is well developed and enforced by the Environmental Protection Agency (EPA).

20.1.1	Permitting Requirements in Ghana
20.1.1.1	Environmental Assessment Requirements

Environmental aspects in Ghana are regulated by the EPA Act, 1994 (Act 490). The EPA’s primary legislation for regulation and monitoring of mineral operations are the Environmental Assessment Regulations, Legal Instrument 1652 of 1999 (L.I. 1652), which cover requirements for:

•	Environmental permitting;
•	Environmental Impact Assessment (EIA);
•	Preparation of preliminary environmental reports and environmental impact statements (EIS);
•	Environmental certificates;
•	Environmental Management Plan (EMP); and
•	Reclamation bonding.

The EPA grants environmental approval to projects through an Environmental Permit, which is issued subject to the findings of an EIA, which is documented in an EIS and also covers social aspects. For a mine, an EIS must include a reclamation plan and a provisional EMP. Prior to formal review by the EPA, the EIS may be subject to public exhibition and hearing, with responses from regulators and community to be incorporated into the EIS before an Environmental Permit is granted.

Two years from receipt of an Environmental Permit, an Environmental Certificate is required from the EPA to confirm:

•	Commencement of operations;
•	Acquisition of all permits and approvals;
•	Compliance with mitigation commitments in the EIS and/or EMP; and
•	Submission of annual reports to EPA as required.

Within 18 months of commencing operations an EMP must be submitted to and be approved by the EPA. A provisional EMP is included in the EIS which is then updated and incorporated into the mine’s active EMP which is updated every three years over the mine’s life. EMP’s are submitted to and approved by the EPA.

Mines in Ghana are required to have a reclamation plan (Regulation 14 of L.I. 1652) and mining operations submit annual environmental reports (Regulation 25 of L.I. 1652) and monthly environmental monitoring results to EPA, with commentary where values exceed limits and response plans as required.

Relevant guidelines and standards are provided under Act 490, including the Mining and Environmental Guidelines (1994) which provide guidance for: EIS and EMP contents; reclamation plans; EIA procedures; effluent and emission standards; ambient quality and noise levels; and economic instruments.

The EPA conducts routine monitoring of environmental parameters for mines and the results obtained are cross-checked with the monthly results submitted by operations and compared to relevant standards.

The EPA is empowered to suspend, cancel, or revoke Environmental Permits in the event of a breach of L.I. 1652, the permit conditions or the mitigation commitments in the EMP.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

Table 20-1 Primary environmental approvals for mines in Ghana

Regulatory institution	Approvals & Permits	Compliance
Environmental Protection Agency Established under the Environmental Protection Agency Act, 1994 (Act 490), responsible for enforcement of environmental regulations.

Environmental Permit

Under Section 18 of the Mining Act, 2006 (Act 703), and the Environmental Assessment Regulations, 1999 (L.I. 1652), of the EPA, the holder of a mineral right requires an Environmental Permit from the EPA in to undertake any mineral operations.

Approved Environmental Management Plan

EMP to be submitted within 18 months of commencement of operations and updated every three years (Regulation 24 of L.I. 1652).

Environmental Certificate

Must be obtained from EPA within 24 months of commencement of an approved undertaking (Regulation 22 of L.I. 1652).

Reclamation plan

Mine closure and decommissioning plans to be prepared and approved by the EPA (Regulation 14 of L.I. 1652).

Reclamation bond

Mines must post a reclamation bond based on an approved reclamation plan (Regulation 22 of L.I. 1652).

Reporting

Mines submit monthly returns and annual environmental reports to the EPA.

Inspections

EPA undertakes regular inspections to ensure compliance.

Enforcement

EPA may suspend, cancel or revoke an Environmental Permit or certificate and prosecute breaches.

Minerals Commission and Mines Inspectorate Division Established under the Minerals and Mining Act, 2006 (Act 703), the Minerals Commission administrate mineral rights in trust for the people of Ghana.

Exploration and mining operating plans

Operating Permit from Inspectorate Division required to commence operations. Changes to operating plans to be approved by the Chief Inspector of Mines.

Emergency response plan

An approved emergency response plan must be in place.

Resettlement plan

Resettlement plans to be approved by the district planning authority, according to requirements for compensation & resettlement in L.I. 2175.

Closure Plan

Closure plan to comply with Regulations 273 to 277.

Other

A number of other minor permits and licences are required to support operations (eg: explosives).

Reporting

Mines submit monthly and quarterly returns.

Inspections

Mines Inspectorate undertakes regular inspections to ensure compliance.

Enforcement

Regulations 21 and 22 allow the Mines Inspectorate to issue improvement and/or prohibition notices for contraventions of the Regulations.

Water Resources Commission Established under the Water Resources Commission Act, 1996 (Act 522), WRC is responsible for regulation and management of the use of water resources.

Approvals for water usage

Under Section 17 of the Mining Act, 2006 (Act 703), the holder of a mineral right may obtain, divert, impound, convey and use water from a watercourse or underground reservoir on the land of the subject of the mineral right, subject to obtaining the requisite approvals under Act 522.

The Water Use Regulations, 2001 (L.I. 1692), regulate and monitor the use of water.

Reporting

Holders submit quarterly and annual reports to the WRC.

Inspection

WRC can inspect works and ascertain abstraction volumes.

Enforcement

Act 522 and L.I. 1692 prescribe sanctions for breaches.

Forestry Commission and Forestry Services Division	In accordance with Section 18 of the Mining Act, 2006 (Act 703), a holder of a mining right must obtain necessary approvals from the Forestry Commission.
20.1.1.2	Minerals and Mining Requirements

Act 703 establishes laws on the process for obtaining mineral rights, the administration and management of these rights and protection of the environment. Supporting Act 703 are the Minerals and Mining Regulations, 2012 which cover:

•	General aspects (L.I. 2173);
•	Compensation and resettlement (L.I. 2175);
•	Explosives (L.I. 2177);
•	Support services (L.I. 2174); and
•	Health, safety and technical requirements (L.I. 2182).

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

The following regulations have particular relevance to environmental and social management:

•	Minerals and Mining (Health, Safety and Technical) Regulations 2012 (L.I. 2182): requirements for approval of mine closure plans and TSF hazard classes outlining requirements for embankment design, factors of safety, impoundments, freeboard, discharge systems, safety arrangements, monitoring, planning, auditing and closure.
•	Mining General Regulations 2012 (L.I. 2173): promote preferential employment of Ghanaians and procurement from Ghanaian suppliers. Mines prepare localization plans to achieve this and submit periodic reports (monthly, six-monthly and annual) detailing Ghanaian and expatriate staff numbers, payments of salaries and wages, royalty and corporate tax.
•	Mines (Support Services) Regulations, 2012 (L.I. 2174): extend the requirement to preferentially employ Ghanaians to providers of services to mines.
•	Mines (Compensation & Resettlement) Regulations, 2012 (L.I. 2175): require that people displaced to conduct mining operations are resettled to suitable alternative land and that livelihoods and living standards are improved. The resettlement plan must be approved by the district planning authority and then given effect by the Minister responsible for Mines.

GSWL has submitted its localization plan to the Minerals Commission covering expatriate staff and the company remains in full compliance with the regulatory requirements.

GSR is listed on the Ghana stock exchange and continues to submit its annual financial reports as required.

20.1.1.3	Water Resource Legislation Requirements

The Water Resources Commission Act, 1996 (Act 552) establishes the Water Resources Commission (WRC) and sets requirements regulating the use of water resources. The Water Use Regulations, 2001 (L.I. 1692), and Drilling Licence and Groundwater Development Regulations, 2006 (L.I. 1827), complement the Act by specifying the requirements for obtaining permits for water use, water rights, and priorities for water use; and water drilling licences, and well construction requirements; respectively.

20.1.2	Permitting of Existing Operations

A summary of environmental approvals held by GSWL is provided in Table 20-2 and can be summarized as:

•	1998 – Satellite Goldfields Limited (SGL): EIS effected approval for development of Wassa, including the original extent of the Main pits complex (South East, 242, F-Shoot, B-Shoot, South, Main South and 419 pits) and processing via a heap leach operation.
•	Sep-2002: GSR purchased the project, recommencing operations under Wexford Goldfields Limited (WGL), with ownership 90% GSR and 10% Government of Ghana.
•	2004 – WGL: EIS effected approval to construct and commence processing via carbon-in-leach (CIL) and establishment of the tailings storage facility (TSF 1).
•	2005: GSR acquired St Jude Resources (SJR) and with it, Hwini Butre and Benso properties to the south.
•	2006: Permitting to extend open pit mining to South Akyempim.
•	2007: Hwini Butre and Benso (HBB) EIS permitted expansion of open pits with processing at Wassa.
•	2010: GSWL (Wassa) Pits Expansion EIS permitted cutbacks at 242, South, Main South, F & B-Shoots. A further EIS effected approval of the Benso G-Zone waste rock dump.
•	2011, 2012, 2013: TSF 1 stage raises to 1035.5 mRL, 1037 mRL and 1039 mRL respectively.
•	2015: TSF 1 extension, establishment of TSF 2 and permitting of underground exploration.
•	2016: TSF 2 re-design and re-permitting.
•	2017: Permitting to incorporate underground mining, pit cut back and waste dump extensions.
•	2020: Permitting of TSF 2 Cell 2.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

Table 20-2 Environmental approvals obtained for Wassa mine

Approval	Permit No.	Date of Issue	Expiry Date	Comments
Environmental Protection Agency – Environmental Permits to commence operations
Approval of the Satellite Goldfields Limited Wassa project EIS	n/a	1998		There are no formal approval documents on record
EIA and EMP for Exploration in Subri River Forest Reserve	n/a	2004		There are no formal approval documents on record
Environmental Permit for the Wassa Power Project	Form D (0010335)	7-May-2004	n/a	Based on Volta River Authority Wexford Power Project 161 kV Power Transmission Line Bogoso to Akyempim Environmental Scoping Report (2003)
Environmental Permit to pursue operations	EPA/EIA/112	18-Mar-2004	n/a	Based on Wexford Goldfields Limited Wassa project EIS (2004)
Hwini Butre Permit	EPA/EIA/175	24-Feb-2006	n/a	St Jude Resources (Ghana) Limited based on Hwini Butre EIS and Subriso EIS
Benso Subriso Permit
Detox Plant and Discharge to Kubekro Creek Approval	Letter	23-Dec-2005	n/a
South Akyempim Environmental Permit	EPA/EIA/190	2-Jun-2006	n/a	Based on EIS on South Akyempim Project (2005)
Hwini Butre/Benso Project Environmental Permit	EPA/EIA/247	2-Oct-2007	n/a	Based on the Hwini Butre and Benso EIS (2005)
Wassa Pits Expansion Project Environmental Permit	EPA/EIA/322	20-Dec-2010	n/a	Based on Wassa Pits Expansion EIS (2010)
G-Zone Waste Rock Dump Environmental Permit	EPA/EIA/323	13-Dec-2010	n/a	Based on Supplementary EIS for G-Zone Waste Dump (2010)
TSF 1 embankment raise to 1035.5 mRL	Letter	4-Aug-2011	n/a
TSF 1 embankment raise to 1037 mRL	Letter	9-May-2012	n/a
Environmental Permit for Mineral Exploration (Manso)	EPA/PR/PN/770	4-Sep-2012	3-Sep-2014	New permit not presently required
TSF 2 Permit	EPA/EIA/383	5-Apr-2013	4-Oct-2014	Based on corresponding EIS (2013)
TSF 1 embankment raise to 1039 mRL	Letter	12-Apr-2013	n/a
Father Brown/Dabokrom Supplementary EIS	Letter	Invoiced 14-Jan-2014		Based on Father Brown/Dabokrom Impact Prediction Study (2012)
TSF 1 extension Environmental Permit	EPA/EIA/419	13-Mar-2015	n/a	Based on TSF 1 extension EIS (2014)
TSF 2 (re-design) Environmental Permit	EPA/EIA/442	25-Nov-2015	n/a	Based on TSF 2 EIS (2015)
Wassa Underground Exploration Permit	EPA/PR/PN/929	3-Jul-2015	4-Jul-2017	Transitioned to EPA/EIA/508
Wassa Expansion Project Environmental Permit	EPA/EIA/508	30-Oct-2017	n/a	Based on Wassa Expansion EIS (2016)
TSF 2 Cell 2	EPA/EIA/533	28-Aug-2020	n/a	Based on TSF 2 Cell 2 SEIS (2018)
Environmental Protection Agency – Environmental Certificate
Environmental Certificate	EPA/EMP/055	Sep-2006	Sep-2009	2006-2009 EMP
Environmental Certificate	EPA/EMP/093	Apr-2011	Apr-2014	Submitted as required by law in 2010. EPA approved for period 2011-2014
Environmental Certificate		Invoiced 2014		Submitted as required by law in 2013. 2014-17 EMP renewal processed by EPA in 2014
Environmental Certificate	EPA/EMP/221	Jun-2020	Dec-2021	Submitted as required by law in 2017 EPA approved for period 2020-2021
Water Resources Commission
Permission to divert Adehesu creek at South Akyempim	n/a	6-Dec-2006	n/a
Water Use Permit Diversion of Ben and Subri Streams	n/a	27-Mar-2008	n/a
Water Use Permit (C Zone fish cages)	GSWLID455/17	27-Jun-2017	26-Jun-2020	Application for renewal submitted Aug-19 and permit issuance pending. No activity underway.
Water Use Permit (Mpohor)	GSWLID212/19	1-Jan-2019	31-Dec-2021
Water Use Permit (Benso)	GSWLID193/19	1-Jan-2019	31-Dec-2021
Water Use Permit (Akyempim)	GSWLID134/1/20	1-Jan-2020	31-Dec-2022
Water Use Permit (dewater Wassa Main and Starter)	GSWLID134/2/20	1-Jan-2020	31-Dec-2022
Water Use Permit (bores and 242)	GSWLID134/3/20	1-Jan-2020	31-Dec-2022
District Assembly
Togbekrom Resettlement Plan	WEDA/DEV 15	9-Jan-2013	n/a	Wassa East District Assembly
Awunakrom Resettlement Plan	AWDA/DEV 21	4-Mar-2013	n/a	Ahanta West District Assembly

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

20.1.3	Environmental Certificate and EMP for Overall Operations

GSWL (then WGL) received the first Environmental Certificate for Wassa for the period September 2006 to September 2009. Since that time GSWL has routinely submitted the 3-yearly EMP as required to maintain the Environmental Certificate in good standing.

The most recent renewal was initiated by submitting the updated EMP to the EPA in December 2017. Following review by the EPA, the Environmental Certificate was invoiced in June 2018, the EMP was finalized and resubmitted, then the Environmental Certificate was issued in 2020.

The Environmental Certificate and the EMP cover all concessions managed by GSWL including Wassa, Hwini Butre (suspended), Benso (suspended) and associated infrastructure including the HBB access road.

20.1.4	Notable Conditions of Approval

The Environmental Permit and EIS require a reclamation bond to be posted within one year of commencing operations. The initial reclamation bond for Wassa was posted in November 2004 has been updated periodically as new projects or changes are approved. At the end of 2020 the GSWL bond was $13,672,231.

The mining leases contain conditions relevant to environmental management. The Wassa Mining Lease (LVB7618/94), Benso Mining Lease (LVB26871/07), and Hwini Butre Mining Lease (LVB1714/08) contain conditions to limit encroachment of mining activities on community infrastructure, disturbance of vegetation, conservation of resources, reclamation of land and prevention of water pollution.

20.1.5	Permitting of Future Operations

Future changes to the plan which would likely trigger the need for a new permitting are:

•	Increasing processing capacity above 2.7 Mtpa;
•	Introduction of infrastructure or a new activity outside the permitted footprint, specifically construction of a hoisting shaft to service the Southern Extension area, although infrastructure that can be located within the current open pit excavation is not expected to be subject to EIS/EIA.

If required, the indicative approval timeline for an EIS/EIA process is approximately 2.5 years.

20.2	International Requirements
20.2.1	Environment and Conservation

The Government of Ghana is party to a number of international treaties relating to the environment:

•	Ramsar Convention on Wetlands of International Importance (there are five designated Ramsar sites along the coast of Ghana but none in the Wassa project area).
•	Convention of International Trade in Endangered Species.
•	United Nations Framework Convention on Climate Change.

Ghana has more than 1,000 IUCN-management protected areas, including 317 forest reserves (EarthTrends, 2003). There are two forest reserves near the Wassa project area; the Bonsa River Forest Reserve and the Subri River Forest Reserve. Approximately 12 km of the Hwini Butre Benso access road traverses the Subri River Forest Reserve.

20.2.2	Human Rights

In 2005 GSR, with full support of its Board of Directors wrote to the UN Secretary General as a statement of commitment to adopt the United Nations Global Compact (www.unglobalcompact.org) and GSR continues to integrate the Global Compact principles in its business activities.

GSR’s 2019 Corporate Responsibility Report (formerly Sustainable Development Report) is the 14th public report on how the company is contributing to advance Ghana’s performance against the Sustainable Development Goals in the Global Compact.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

The 2019 report incorporated enhanced disclosures including:

•	Global Reporting Initiative (GRI) standards;
•	Sustainability Accounting Standards Board (SASB), Metals and Mining Sustainability Accounting Standards;
•	Mining Local Procurement Reporting Mechanism (Mining LPRM);
•	World Gold Council, Conflict Free Gold Standard disclosure;
•	Investor Mining and Tailings Safety Initiative (IMTSI) disclosure; and
•	World Gold Council, Responsible Gold Mining Principles (RGMPs) disclosure.
20.2.3	Anti-Corruption

The Government of Ghana was designated Extractive Industries Transparency Initiative compliant in 2010. To support this GSR provides annual public reports, declaring payments to the Government of Ghana, with significant contributions made by GSR businesses to the end of 2019:

•	GSWL payment of more than $259 M over the previous decade; and
•	In 2019, the expected royalty distributions from GSWL operations including those to the Office of the Administrator of Stool Lands, Traditional Authorities, Stool Lands and District Assemblies, was over $10.2 M.

GSR are registered in the US and Canada, so are subject to the US Dodd-Frank Wall Street Reform and Consumer Protection Act, the US Foreign Corrupt Practices Act and the Canadian Corruption of Foreign Public Officials Act. Internal GSR policies address these items for GSR management.

20.2.4	Voluntary Codes

GSR has adopted a number of voluntary international codes and standards pertaining to corporate responsibility and apply to the Wassa operations:

•	Cyanide management – full certification to International Cyanide Management Code since 2010;
•	TSFs – current TSF 1 and TSF 2 designs align with the ICOLD requirements;
•	Gold mining and processing – as a member of the World Gold Council, GSR ascribes to the Responsible Gold Standard and the Responsible Gold Mining Principles; and
•	Resettlement, land acquisition, and compensation – since 2009, GSR has ensured all resettlement projects conform to the International Finance Corporation’s Performance Standard 5 on Land Acquisition and Involuntary Resettlement.

GSR has corporate assurance processes which include independent review, audit and/or validation to ensure conformance of the principles ascribed in these codes and standards.

20.3	Environmental and Social Setting
20.3.1	Biophysical Setting

The concession area falls within the wet semi-equatorial climatic zone of Ghana and is characterized by an annual double maxima rainfall pattern occurring in the months of May to July and September to October. Average annual rainfall measured at the nearest meteorological station (Ateiku) is 1,996 ± 293 mm. Average annual rainfall measured at the Wassa weather station is approximately 1,750 mm.

20.3.2	Hydrology
20.3.2.1	Existing Catchment and Flow Paths

The Wassa operations lie within the Pra River basin which is one the two major rivers draining south-western Ghana. The Pra Basin is located in south central Ghana (Figure 20-1) and is extensive, with several river systems traversing the basin.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

Topographic elevation of the Pra basin is from sea level, up to 800 m. The highest elevations are to the north and at the eastern edges of the basin, where elevations of 800 m are common. The southern sections are relatively flat to slightly undulating and there are a few peaks in the central regions. The nature and orientation of the highlands determine the flow direction of the drainage network in the basin.

The Wassa mining lease area is drained by tributaries of the Pra, namely the Toe to the far south, Kubekro to the east and the Petetwum to the north. The Petetwum River flows directly into the Pra River and is fed by the Petetwum, Nankadam, and Kumue streams. The Subiri River, locally known as Subri, which drains the western end of the concession, is a tributary of the Bonsa.

Figure 20-1 Pra River basin and location of Wassa

The topography of the Wassa site area is generally undulating, dissected by steep-sided valleys and incised by an extensive, largely dendritic drainage network (Figure 20-2).

The project site is located high in its local catchments such that most surface water comes from rainfall runoff, rather than stream flows entering the site.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

Figure 20-2 Wassa topography and drainage with sub-catchments

20.3.2.2	Surface Water Management

Multiple surface water studies have been undertaken over the project’s life, the most relevant to the current project being:

•	2015 feasibility study to establish underground mining (SRK); and
•	Various studies in 2010-2014 for initial TSF 2 permitting and subsequent redesign and permitting (Knight Piesold and Geosystems Consult).

Established surface water management features on site include a stream diversion around the processing plant and administration area, TSF drainage diversions and a French drain to prevent water inflow to the southern end of the Main pit area. These water management features were engineered and constructed as permitted through EIS/EIA processes.

In addition to these main features, secondary drainage works are in place around site to direct water runoff from dumps and roads, away from active mining areas or toward dewatering infrastructure.

Surface water management features are maintained by the surface earthworks and underground mining workgroups as needed.

20.3.3	Hydrogeology

The Wassa site falls in within the Birimian Province and it is characterized by aquifers of the Birimian metasediments and metavolcanics and the Tarkwaian aquifers.

Extensive baseline studies were conducted in 1995 and 1996 by Minerex Environmental Limited prior to the development of Wassa operations which were extended by subsequent EIA/EIS processes.

In 2015 and 2019 expanded hydrogeological field studies were conducted by Golder Associates to testing hydrogeological conditions in the underground Mineral Resource. Hydraulic (packer) testing was conducted on selected exploration holes to provide data for conceptual and numerical hydrogeological models. The two programs found the main lithological units to be saprolite, saprock, fractured and fresh bedrock.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

Groundwater typically occurs in a shallow, weathered zone aquifer and a fractured deeper bedrock aquifer. The aquifers have overall low permeability (4 x 10-7 m/d), significantly enhanced along tabular zones where interconnected joint sets, faulting and/or quartz vein occur (6 x 10-2 m/d).

Inflow to the underground workings occurs along these discreet zones of faulting and fracturing (Figure 20-3), however these higher permeability areas are isolated, forming a very small percentage of the overall rock mass and therefore only localized higher inflow in the underground workings (Figure 20-4).

Figure 20-3 Conceptual underground water flow path model (Golder, 2016)

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

Figure 20-4 Conceptual groundwater model (Golder, 2016)

Ground water elevation contours show that generally the groundwater flows in a south-westerly direction following the major topographical features, with the site primarily drained by the Kubekro catchment network of streams. Near the active open pits, the prevailing hydraulic head is towards the open pit in response to the active pit dewatering (Figure 20-5).

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

Figure 20-5 Groundwater contours and flow (Golder, 2016)

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

Figure 20-6 Conceptual geo-environmental model, E-W section (Golder, 2016)

At Wassa shallower gold deposits have been extracted from pits with voids now empty or in various stages of backfilling with waste rock. Waste rock not used for backfilling is stockpiled in waste rock dumps adjacent to or west of the Main pit complex (Figure 20-6). Precipitation on these catchments and storm water inflow into mining areas also contributes to underground water make.

To understand these influences environmental stable isotope (ESI) signatures were investigated by Golder in 2017 to identify the origin of water ingress into the underground workings. ESI analysis provides the measurable variation of the stable isotopes against the natural values (Dansgaard, 1964). The analysis found that key pits share a common water source with the underground water bearing zones which suggests the pits and underground workings are hydraulically connected.

Due to the potential connection between the surface and underground workings, water volumes in the pits are monitored to ensure water inventory is managed. These controls complement the surface water management systems described in Section 18.2.

Data from the various hydrogeological studies have informed numerical groundwater model (FEFLOW) development. The model suggests that the permeability will decrease with depth in the saprolite to act as a confining horizon (Golder, 2016). Groundwater recharge is considered low (approximately 10 mm/a or 0.5-1.0%). The reported dewatering rates pumped to the underground mine range from 5-10 l/s and from the underground mine ranges from 45-120 l/s. The implications are:

•	The drawdown (dewatering cone) from the operations is not expected to have any significant effect on existing (community) groundwater boreholes;
•	Groundwater in the shallow weathered zone and deeper bedrock aquifers flows from the elevated areas towards the rivers, following the topography;
•	Preliminary modelled underground water production is within current permitted abstraction; and
•	The receiving environment will not receive underground mine leachate in the recovered state and no decant is expected to occur. Additionally, leachate from mine waste rock dumps is controlled by the cone of depression and is not expected to impact on the receiving environment.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

20.3.4	Geochemistry

The Wassa rocks show a calcium-alkaline affinity. Metasediments, metavolcanics and diorite have an apparent enrichment in rare earth elements compared to primitive mantle, whilst the metamorphic rocks appear to be deep water sedimentary in origin.

Total element concentrations and extent of enrichment were assessed using the geochemical abundance index (GAI) (after Fortescue 1992 and Price 1997) and show a high enrichment in bismuth, sulphur and tungsten in all rock types except for quartz vein (low sulphur). Rocks are also enriched in arsenic, boron, lithium, antimony, barium, tellurium, cadmium and copper. These elements are environmentally significant as they are associated with sulphides, carbonates and phosphates, which are reactive minerals.

The potential for acid rock drainage (ARD) was originally assessed in the original Wassa EIA (SGS, 1998). Subsequent studies (SGS 2002, Scott Wilson 2004, Golder 2016 and 2019) have expanded knowledge of the geochemical regime. Representative samples of open pit and underground host rock lithologies have been analysed utilizing X-ray diffraction (XRD), X-ray fluorescence (XRF) (whole rock analysis), leach extraction tests and acid base accounting.

A study for the Southern Extension Inferred Mineral Resource, utilized samples identified from geochemical logging of over 1,853 m of core and targeted areas of geochemical risk - rock expected to be subject to blast fracture or overbreak and demonstrating acid rock drainage risk, contact zones, weak zones of heavy foliation or friability and similar. These studies have been complemented by extensive review of elemental analyses including 21,000 inductively coupled plasma mass spectrometry (ICP-MS) results and 18,800 portable XRF analyses.

The study findings were:

•	The sulphur content of rock materials from the pits, dumps and underground is highly variable.
•	The acid potential (AP) of the different rock types from the pits (mean=5.2 kg CaCO3 eqv/t), waste (mean=4.6 kg CaCO3 eqv/t) and underground (mean=6.7 kg CaCO3 eqv/t) is generally low. This becomes more variable across all lithological units in the Inferred Mineral Resource (mean 2.6 - 33 kg CaCO3 eqv/t, max 32 - 155 kg CaCO3 eqv/ton).
•	The neutralization potential (Bulk NP) of rock samples from pits (mean=97 kg CaCO3 eqv/t), waste rock (mean=92 kg CaCO3 eqv/t) and underground (mean=111 kg CaCO3 eqv/t) is generally very high and continues in Inferred Mineral Resource across all lithological units (mean 52 - 162 kg CaCO3 eqv/t) except quartz vein (0.15 kg CaCO3 eqv/t).
•	Ankerite represents a significant proportion of total carbonates in the rock at Wassa. Whilst ankerite has limited neutralizing capacity under oxidizing field conditions, the paste pH (8.3-10.1) is generally alkaline indicating availability of excess buffering capacity. Acid-neutralizing dolomite is a major mineral in the diorite, phyllite and mafic rocks in the Inferred Mineral Resource.
•	Classification of ARD potential (Morin & Hutt 2007, MEND 2009) shows that the majority of rock samples are not potentially acid generating (Figure 20-7 to Figure 20-10). Diorite, phyllite and mafics in the Southern Inferred Resource have 8.5% of samples with potential for generating acid.
•	Alternative classification methods (Price et al. 1997, Soregaroli & Lawrence 1997) also indicate the majority of samples have no acid generating potential (Figure 20-11 to Figure 20-14).

Analysis of the geochemistry of the rocks intersected at Wassa has consistently shown that the rock lithologies, ore and waste, are not acid generating (NAG) which is validated by over two decades of mining.

Whilst there are some samples from the Southern Inferred Mineral Resource area that are potentially acid-generating they are not common, only in isolated intervals and the majority (88%) of samples from this area having low or no risk of acid-generation. This suggests the overall chemistry of the water make is will be circum-neutral.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

Figure 20-7 Paste pH vs NPR for Open Pit	Figure 20-10 Paste pH vs NPR for South Inferred
Figure 20-8 Paste pH vs NPR for Waste	Figure 20-11 NPR vs S% for Open Pit
Figure 20-9 Paste pH vs NPR for Underground	Figure 20-12 NPR vs S% for Waste

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

Figure 20-13 NPR vs S% for Underground	Figure 20-14 NPR vs S% for South Inferred

20.3.5	Water Quality

Baseline studies (MEL 1996c) found that groundwater in valley areas had been resident in the aquifer longer and is more saturated with respect to calcium carbonate (higher calcium bicarbonate signature) than groundwater from more elevated plateau areas (neutral ionic signature and low ionic strength). Shallow groundwater in the area generally ranges from slightly acidic to basic, reflecting the nature of the soils, as well as the lack of connection between the aquifers. Studies show shallow groundwater is often acidic (Geosystems 2013, 2015) and water quality in deeper bores reflects greater saturation of neutralizing minerals resulting from greater confinement, and associated longer residence time, of the deeper aquifer.

Nitrate and nitrite concentrations are low, as is phosphorus concentration of groundwater, reflecting the low contents in the rocks from which the soils develop and the intense leaching of the soils.

Water quality is monitored at Wassa operations for both surface and ground water (GSWL Annual Environmental Report 2019). Sites have been routinely sampled since 2003 with external laboratory analysis conducted since 2012. The parameters analysed are compared to the Water Resources Commission’s Raw Water Criteria and Guidelines for Domestic Water Use, as well as the EPA’s sector specific effluent quality guidelines for discharges into natural water bodies (EPA guidelines).

Surface water in the vicinity of the open pits, on average, conforms to the EPA Effluent Quality Guidelines. Occasional peaks in suspended sediment and nitrogen from the operations are removed by mine dewatering treatment processes. Elevated levels of iron reflect the baseline conditions and rock geochemistry. GSWL’s interpretation of the data is that both surface water and groundwater quality has remained consistent with the findings of the Wassa Gold Project Environmental Baseline Study (SGS, 1996) and EIS (SGS, 1998) and associated specialist studies (MEL 1996a, b and c) throughout operations.

The groundwater quality at Wassa and therefore the mine water inflows and discharges are affected by the host rock geochemistry as well as the geo-environmental context. To understand the quality of leachate/water expected from the underground mine synthetic precipitation leaching procedure (SPLP) and net acid generation leach tests (NAG leach) were conducted (Golder 2016, 2019).

Leachate generated by NAG leach tests represents complete and instantaneous oxidation and leaching of all reactive minerals and can be considered an indication of worst-case drainage quality. Under field conditions, sulphide oxidation and release of elements occurs gradually and as such, concentrations in mine drainage are expected to be lower than NAG leachate chemistry at any given time (INAP, 2010).

Results indicate that measured constituents will not exceed water quality guidelines in the underground mine drainage. The underground mine drainage for the current underground workings and the broader Mineral Resource area were predicted to be generally neutral to alkaline with low concentrations of TDS, sulphate and metals. This is validated by the history of routine underground mine water quality sampling.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

20.3.6	Air Quality

Air quality is routinely monitored at Wassa by monthly 24-hour measurement of total suspended particulate, particulate matter, depositional dust, oxides of nitrogen and nitrogen dioxide.

Prevailing air quality is also monitored at communities near the operational area and results generally exhibit low levels of particulates. This reflects the mostly rural nature of the area and sources which are mostly anthropogenic and include domestic activities such as open fire cooking, agriculture and movement of people. The exception is the seasonal Harmattan which brings dry and dusty winds from the Sahara across West Africa.

2017 impact assessment studies incorporated predictive modelling using the AERMOD dispersion model. Modelling results predict ground level concentrations and deposition rates of modelled emissions using a regional mesoscale meteorological dataset (MM5) over the modelling domains.

Results predicted that even with worst-case conditions and without mitigation, ground level concentrations of key emissions at the nearest sensitive receptors met the majority of the applicable Regulations. As modelling illustrated that cumulative conditions of worst-case weather (single worst 24 hr) and seasonal Harmattan peaks may exceed 24 hr ground level concentrations for PM10 and TSP the operations employ an array of dust suppression mitigations throughout dry season conditions.

Model predictions have since been validated by air quality monitoring results with mine derived emissions demonstrated as within regulated ambient air quality guidelines.

20.3.7	Noise and Vibration

Noise is routinely monitored at the nearest neighboring villages of Akyempim and Kubreko. Results show that noise emanations are predominantly local anthropogenic sources and not the result of activities at Wassa.

Studies were undertaken for the 2017 impact assessment using CadnaA software (ISO 9613 compliant) to model sound propagation under a variety of meteorological conditions. Meteorological data derived from the MM5 data was utilized to develop a baseline noise model calibrated to the existing monitoring results.

Results predicted that even with worst-case conditions and without mitigation, noise levels at receptor sites were within EPA guidelines for ambient noise in all modelled scenarios. Model predictions have since been validated by noise monitoring results which have measured no mine derived exceedances.

The 2017 impact assessment also carried out modelling for blast induced vibration utilizing the United States Bureau of Mines (USBM, 1980) ground vibration propagation equations, and the ICI formula for estimation of air blast overpressure (ICI, 1990). Results predicted that even with worst-case conditions, ground vibration and blast overpressure at the nearest receptors were within levels in the Minerals and Mining (Explosives) Regulations (L.I. 2177).

Model predictions have since been validated by blast monitoring results that demonstrate conformance to regulatory limits.

20.3.8	Biodiversity

A number of biodiversity surveys have been conducted across Wassa:

•	1996: baseline study prior to the commencement of operations, covering the entire site (SGS, 1996).
•	2010: Main pits expansion, covering the open pit areas and potential waste dump locations.
•	2012: TSF 2 footprint in a valley north of TSF 1 (Geosystems, 2015).
20.3.8.1	Flora

Wassa is located in a transitional area between moist, semi-deciduous forest and wet rainforest zones. Baseline conditions illustrated degraded vegetation, impacted by logging and farming activities. Whilst the baseline study (1996) did not record any endangered plant species, under ongoing pressure conservation status of species is routinely reclassified.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

As at 2016 the IUCN had identified Tieghemella heckelii as endangered, and Mitragyna stipulosa, Turraeanthus africanus, and Guarea cedrata as vulnerable. Three species identified in the baseline study at Genus level that may have modified conservation status in the present day, including Terminalia, Entandrophragma and Pterocarpus-sp. These are primarily timber tree species overexploited for a variety of uses.

For species of conservation significance, GSR actively propagates a number of these for use in mine site revegetation. Since 2010, more than 22,000 seedlings of these species have been propagated for use in mine site reclamation. The TSF 2 EIS (Geosystems 2013, 2015) indicates this mitigation should not only reverse the impact from disturbance, but also improve the local conservation status of these species. Additionally, areas identified as hosting high quality unprotected remnant forest stands have been specifically avoided for future mine activities.

20.3.8.2	Forest Reserves

There are two forest reserves in the vicinity of Wassa:

•	Bonsa River Forest Reserve; and
•	Subri River Forest Reserve.

The satellite site at Benso is 17 km west of the southern part of the Subri River Forest Reserve and 12 km of the Hwini Butre Benso access road traverses the reserve. The Globally Significant Biodiversity Area within the Subri River Forest Reserve is not impacted by the road.

The Subri River Forest Reserve covers approximately 590 km2 and is an actively managed reserve currently logged on a 40-year cycle with approximately 2,590 ha of the reserve used for silvicultural research. The reserve forms part of the watershed between the Bonsa and Pra Rivers and is traversed by their tributaries, resulting in extensive areas of swampy vegetation.

20.3.8.3	Fauna

The 1996 baseline study found no species of small mammal, bats, birds, herpetofauna, or amphibians of outstanding conservation merit. Of the large mammals, several species were reported as being of conservation significance, although it was necessary to traverse more than 10 km into the Forest Reserve to observe any of these species, likely due to high hunting pressures and impacts of logging activities, which have continued since 1996. Notable species observed in the various surveys and their current classification are:

•	Necrosyrtes monachus (Hooded Vulture) – critically endangered, owing to indiscriminate poisoning, trade for traditional medicine, hunting and persecution;
•	Kinixys homeana (Hinge-back tortoise) – vulnerable;
•	Psittacus erithacus (Grey Parrot) – vulnerable, owing to international pet trade;
•	Scotonycteris ophiodon (Pohle’s Fruit Bat) – near threatened;
•	Phataginus tricuspis (African White-bellied Pangolin) – vulnerable;
•	Anomalurus pelii (Pel’s Flying Squirrel) – near threatened in 1996, data deficient currently.

The 2012 survey for the TSF 2 assessment included terrestrial and aquatic species. Of the 314 ha surveyed, 0.3% was uncultivated and the fauna of the project area was relatively impoverished, likely reflecting indiscriminate hunting and agricultural clearing. The study found no species of Lepidoptera, amphibians, reptiles, birds or aquatic species listed as having conservation significance by IUCN. Of the mammal species identified, a single African White-bellied Pangolin was located in the wider project area.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

20.3.9	Social Setting
20.3.9.1	Administrative Setting, Settlements and Land Ownership

The Wassa Mine is located in a rural setting with no major urban settlements within 30 km. It lies in the Wassa East District, part of the Western Region of Ghana, 40 km north of Daboase (district capital), 65 km north of Takoradi (regional capital) and 35 km north-east of the city of Tarkwa.

The nearest villages are Akyempim, Akyempim New Site (formally Akosombo, resettled early in Wassa operations) and Kubekro. The Togbekrom community was resettled Ateiku to permit construction of TSF 2.

Table 20-3 Communities around Wassa

Community	Divisional Area	Estimated Population (SGS 1996)	Population (WEDA 2013)
Akyempim	Mamponso	2,500	2,533
Akosombo	Mamponso	n/a	166
Kubrekro	Anyinabrem	300	335
Nsadweso	Anyinabrem	2,400	1,541
Togbekrom	Anyinabrem	Not measured	674

The District Assembly is the supreme organ charged with the administration and supervision of development activities in the district and the District Chief Executive is the most senior government official.

In addition to the governmental administration, the project operates within the Wassa Fiase Traditional Area, with its Paramountcy at Tarkwa. Within the traditional structure, the Paramount Chief (Omanhene) is the head and exercises traditional control over the divisional and sub-divisional chiefs (Adikro) of communities (traditional towns and villages).

The 1992 Constitution of Ghana provides for three categories of land ownership or holding: customary (stool/skin) lands (78%); state (or public) lands (20%); and vested (or public) lands (2%). Customary lands are managed by traditional authorities in accordance with customary laws, although the State exerts considerable control over administration of these lands. Land access is only available under leasehold.

As the lands within the Wassa concession are mineralized, the minerals are state-owned with the mineral rights granted to GSWL under the Minerals and Mining Act, 703, 2006. The Constitution of Ghana (1992), State Lands Act (1962), Minerals and Mining Act 703 (2006), Minerals and Mining (Compensation and Resettlement) Regulations (2012), Mining and Environmental Guidelines, Environmental Protection Agency Act 490 (1994) and Environmental Assessment Regulations (1999) each have provisions pertaining to land access, including land acquisition, land and farm compensation and resettlement.

All land affected by activities proposed in this assessment are traditionally in the ownership of the Mamponso Stool of the Wassa Fiase Traditional Area. The relationship between the Divisional Stool Chiefs and the inhabitants is based on tenancy, where tenants typically pay annual rent as a portion of their annual crop returns.

20.3.9.2	Socioeconomic Setting

The Wassa Mining Lease (LVB 87618/94) area is 52.89 km2 and by December 2019, was subject to approximately 940 ha of disturbance from mining and associated activities. GSWL has provided compensation for a total of 1,294 ha of land due to both direct disturbance and for buffer areas.

Socioeconomic study of Wassa mine host communities’ highlights:

•	Land Use – prior to mining, the main use was farming, mostly cocoa with lesser crops of oil palm, maize intercropped with cassava, and plantain. There were also compound farms around villages and hamlets for crops of coconut, cocoyam, avocado pear, citrus, mango, maize and cassava in mixtures. There were no commercial plantations farmed and commercial logging was almost entirely restricted to the portion of the Subri River Forest Reserve. This remains consistent today, with addition of land use for the mine and supporting activities.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

•	Livelihood – prior to mining, most people were dependent on crop farming which was also the principal source of employment. Farming was dominated by migrant farmers from other regions of Ghana, using land owned by indigenous families on a leasehold basis. More recently, livelihoods are still mostly agricultural with approximately two-thirds of economically active people employed in agriculture and one quarter in mining/quarrying, manufacturing and wholesale/retail sectors.
•	Housing – more than half of homes in the district are constructed from mud/earth, roofing materials are generally metal sheet.
•	Water Supply – most people in the district obtain water for drinking and domestic use from boreholes or rivers/streams with one-fifth of households using external pipes and/or public standpipes.
•	Energy – less than half of households use mains electricity for lighting and most use wood or charcoal for cooking.
•	Sanitation – most households cannot access formal waste disposal facilities. Most waste is dumped in public open space and liquids are generally disposed in compounds/streets or gutters.
•	Communications – approximately one-third of the population over 12 years of age own mobile phones and very few households have landline telephones.
•	Health – malaria is a common illness experienced by the catchment communities and remains a serious public health concern nationally. It is regarded as a leading cause of morbidity and mortality, especially among pregnant women and children under five years (NDPC & UNDP 2010). Other common ailments in the area are respiratory tract infections and diarrhoea.
•	Education – literacy in the Western Region was 58.2 % in 2008, biased toward males (68%) and remains largely unchanged at the most recent census. Attendance of primary and middle/junior school is higher in the Wassa East District than the Western Region generally and in 2010 literacy for ages over 11 years was 75%. Recently, there has been increasing female attendance at the primary and junior school levels although approximately 10% fewer females complete school than males (NDPC & UNDP 2010).
20.4	Environmental and Social Management
20.4.1	Golden Star Corporate Commitment

GSR has policies pertaining to:

•	Environment;
•	Community Relations;
•	Human Rights;
•	Community Development and Support; and
•	Safety, Health and Wellbeing.

To support these policies, GSR demonstrates management commitment through provision of dedicated, skilled personnel in the disciplines of environment, safety, health, community affairs, resettlement and security. In 2020, GSWL employed 81 people in these disciplines, representing 11% of the total workforce. Environmental expenditure in 2020 represented approximately 2% of total operating expenditure.

GSR supports achievement of its corporate policies through training and development of its workforce. Over 49,000 personnel hours were committed to training at the Wassa operations in 2019.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

20.4.2	Social Investment
20.4.2.1	Golden Star Development Foundation

The primary vehicle for GSR’s social investments is the community-led Golden Star Development Foundation, which is funded annually with $1/oz Au produced and 0.1% of pre-tax profit. Under the foundation umbrella, GSWL works with local Community Mine Consultative Committees (CMCC), government bodies, and third-party non-governmental organizations (among others) to strategize and implement a variety of community development projects and programs.

In 2020, GSR contributed over $0.20 M to the foundation, bringing contributions to date to over $4 M.

20.4.2.2	Golden Star Oil Palm Plantation (GSOPP)

Golden Star Oil Palm Plantation (GSOPP) is a community-based oil palm plantation company established in 2006 as a non-profit subsidiary of GSR.

GSOPP applies the small-holder concept of sustainable agribusiness, which addresses environmental, food access, and community concerns. Currently, development is sponsored by GSR as part of its local economic development program. The goal is that plantations will become self-supporting in the future as small-hold farmers pay back their start-up loans to GSOPP to sustainably fund future investment.

GSR commits $1/oz Au produced to the program, resulting in over $8.1 M in funding as at year end 2019. To date, GSOPP has established 1,512 ha of plantations and in 2019, produced and sold over 13,000 tonnes of oil palm fruit.

In 2018, GSOPP was expanded into the parts of TSF 1 that had reached closure elevation and in 2020 the development planting at TSF 1 was completed.

Figure 20-15 GSOPP oil palm plantation on TSF 1

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

20.4.2.3	Capacity Building and Livelihood Enhancement

Employment, particularly for youth, continues to be the foremost concern to the Wassa catchment communities. Education and training initiatives are extended through community out-reach programs, which aim to impart lasting educational benefits.

The Golden Star Skills Training and Employability Program (GSSTEP) provides training in practical and technical skills to young people in sectors unrelated to mining, contributing to diversification of the local economy’s employment base. This program has also been integrated into many of the negotiated resettlement agreements that conform to the IFC Performance Standard 5 on involuntary resettlement.

Inaugurated in 2009, by the end of 2019, 14 GSSTEP programs had been run, for over 600 youth providing skills in masonry, commercial cookery, carpentry, mobile phone repairs, building, electrical, beading and jewellery making, hair dressing, fabric bag and sandal making.

In 2013, GSWL initiated a pilot Community Youth Apprenticeship Program (CYAP), which provided local residents a one-year work program at Wassa. The pilot project enrolled 44 young people from 15 catchment communities in various disciplines but mostly mechanical trades. As a result of CYAP, local graduates were better positioned to fill skilled employment vacancies within the company to further boost local hiring. Following from the success of CYAP, the program is being implemented again in 2020 to provide a further pool of local youth vocation training in the mining sector.

Since 2010 GSR has provided opportunities for extended education with over 800 attachment/work experience students, over 700 tertiary graduates through the Ghana national service program, 164 graduate traineeships, 84 apprenticeships and 143 post-graduate sponsorships.

GSR also provides scholarships for underprivileged students attending secondary school. Since 2008, the company has provided scholarships for over 1,080 children. A further 3,000 registered dependents of employees are also supported through annual educational subsidies.

20.4.2.4	Corporate Responsibility

In accordance with its commitment to the UN Global Compact, GSR supports and respects internationally proclaimed human rights within their sphere of influence. GSR’s policies on Community Relations and Human Rights outline the commitment to create a company culture where the protection of human rights are an integral and sustainable part of the operations, including performance management systems.

GSR periodically conducts human rights reviews with major suppliers and results reported to the GSR Corporate Responsibility Committee. This provides further assurance that GSR is not complicit in any human rights abuses, even where they may be occurring indirectly through the supply chain.

GSR has processes and training in place to prevent harassment and discrimination.

GSR has a safety management system and safety improvement programs to minimize harm and embed safety management into the operations. Recent improvements include:

•	Risk management system enhancements;
•	Crisis and emergency management system upgrades and training;
•	Safety culture surveys; and
•	Safety leadership training.

GSR engages in accurate, transparent, and timely two-way consultation with local stakeholders to communicate about the business and address the needs of local partners. Regular dialogue with stakeholders is conducted via public meetings, open houses, and sensitization forums. Improved understanding of stakeholders’ issues and concerns helps to realize sustainable solutions.

As a catalyst for sustainable economic development in the host communities, GSR plays a role in enhancing relationships with partners to maximize benefits accrued to the stakeholder communities. The aim of investments in local communities is to have a strategic approach which creates lasting, meaningful benefits for local communities and contributes a positive long-term legacy around the operations.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

In the area of security and human rights, in 2014, GSR commenced a program of training and awareness with its security personnel and military personnel, in the Voluntary Principles on Security and Human Rights. By the end of 2019, over 740 security personnel had been trained and the Voluntary Principles are now part of induction for new security personnel.

20.4.2.5	Environmental and Social Management System

Environmental management is addressed through an Environmental and Social Management System (EMS) developed in-line with an ISO 14001 EMS. It provides the operation with a program which addresses the legal and corporate needs for monitoring and reporting. The EMP and the associated Environmental Certificate provide the legal framework for GSWL environmental management, whilst EIS’ and associated Environmental Permits provide the legal framework for project developments.

Community management at GSWL is conducted by specialist community affairs and development personnel. GSWL has established a series of CMCC’s with the local communities and an Apex CMCC collects the recommendations and presents them to the company entities (eg: Golden Star Development Foundation) on behalf of the three concession areas (Wassa, Hwini Butre and Benso). The aim is to ensure full representation across the GSWL operations occurs without interference from GSWL.

The CMCC’s are responsible for selecting development projects and assisting with understanding of community concerns and needs. Development opportunities for the stakeholder communities are funded by either the Golden Star Development Foundation, or directly from GSWL.

In November 2019 GSWL reached milestone Memoranda of Understanding (MOU) with its Wassa host communities. Developing the MOU’s involved all four catchment communities, two resettlement communities and two divisional areas. Representatives included the Traditional Council, Queen Mothers, Members of Parliament, Districts Assembly, as well as specific representation from both women and youth to ensure inclusion and diversity. Implementation of the MOU’s, covering Relationship and Sustainable Livelihoods, Local Employment and Contracts, and Development Foundation, commenced in 2020 with the re-constitution of the CMCC. Institutionalization of the agreed new modalities will continue in 2021.

GSWL maintains a grievance mechanism enabling catchment communities to document concerns and grievances for investigation and/or action. The mechanism is well publicized by GSWL and used actively by the community and other stakeholders. Details of registered grievances and resolutions are recorded and reported internally and to the regulators.

20.5	Environmental and Social Issues

Environmental and social issues – those that could affect permitting, operations and/or social licence – can be material to the company.

Community expectations and sensitivities have the potential to affect social licence, land access and permit issuance. Issues of primary concern for local stakeholder communities include employment, involvement in local supply chain and amenity. Management of these issues is pivotal to strengthening of relationships and ensuring business continuity.

20.5.1	Employment

The main socioeconomic concern for most stakeholders in the local community is employment, where working at the mine is viewed as a preferred occupation. The mine life for the Mineral Reserve and potential of the large Inferred Mineral Resource, is expected to receive local support. The potential for employment growth will be tempered by expected productivity increases, requiring ongoing management of expectation in host communities.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

Enhanced productivity is assumed to be driven by more efficient stoping methodology, increasing application of technology and efficiencies due to the economies of scale, as installed capacity becomes fully utilized. GSR will continue to focus on the development of vocational skill in the host communities to create an enabling environment for local employment and associated enhanced business continuity.

Whilst the operations will not provide full employment to all people seeking work, the Memorandum of Understanding on Local Employment and Contracts provides agreed modalities for affirmative action to employ from local stakeholder communities.

•	All vacant positions are advertized locally first, then nationally;
•	Local people are used exclusively for unskilled positions, and preferably for skilled positions;

Wassa draws most of its workforce from the Western Region. To support the commitment to local employment, GSWL has the CYAP program discussed above to build local vocational capacity.

20.5.2	Local Procurement

The GSWL MOU on Local Employment and Contracts builds on the history of building local procurement capacity around Wassa. The MOU specifies specific contract services to be provided by local community companies (eg: heavy equipment and quarrying) and additionally commits that if a local community company rates equally with non-local on the tender assessment criteria, they will be awarded the works.

In partnership with the German development agency (GIZ), the National Vocational Training Institute (NVTI) and the District Assembly, Golden Star and GSWL have joined a partnership program focussed on improving the employment situation of over 2,000 people in the catchment communities through upskilling and value chain development. Program activities include technical training for certification, enterprise coaching and development, support to industry association development, upgrading of secondary technical education and training of lead farmers, amongst other elements.

20.5.3	Resettlement and Compensation

Where physical, social and/or economic displacement is anticipated, GSWL applies the requirements of the International Finance Corporation, Performance Standard 5 for land acquisition and involuntary resettlement. If compensation is required for future operations this it is done in accordance with applicable laws, and GSWL Farm Compensation and Land Acquisition procedures. Previous application of these processes by GSR has shown that resettlement can be achieved with positive outcomes, evidenced most recently with the resettlement of the Togbekrom community to Ateiku in 2013.

20.5.4	Unauthorized Small-Scale Mining

In Ghana, small-scale artisanal mining is termed galamsey. It is mostly unauthorized or illegal and is often associated with environmental degradation, safety hazards and general community and social concerns.

20.5.4.1	Strategic Approach

GSR has numerous proactive programs to support the maintenance of land access security and reduce local community uptake of illegal and conflicting land uses, including:

•	Extensive social enterprise initiatives, such as the Golden Star Oil Palm Plantation (GSOPP) that provide sustainable alternative livelihoods and wealth creation.
•	Local content including local procurement programs to retain and enhance the value of the operations retained by host communities, eg LOCOM’s partnership at the former GSR Bogoso-Prestea mine resulted in redirecting 250 former illegal miners to providing contract services to support the mine’s operations, to the order of $30 M of works over recent years, enabling local employment and opportunity.
•	Ongoing review of tenure and relinquishment of concessions deemed non-prospective, avoids potential competition over access land or minerals. GSR has undertaken programs of engagement and collaboration with the Minerals Commission, legal small-scale mining associations and community organizations to cede areas of concessions to facilitate legal small-scale mining.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

•	Designing closure plans that recognize the potential next land use as legal small-scale mining so that synergies between large and small-scale mining can be leveraged.
•	Youth skills development programs to provide skills training and support for small and micro enterprise business initiation, providing mainstream employment and income generating activities.
•	School sustainability clubs to educate children on environmental, safety, health and sanitation issues, enabling educated decision making on livelihoods as they leave school to seek employment.
•	Maintenance of a three-tiered engagement structure with host communities with each forum incorporating a wide array of community representation including women and youth.
20.5.4.2	Security Management

GSR discloses annually against the World Gold Council Conflict-Free Gold Standard although Wassa is not located in a country or region designated as conflict affected or high-risk. GSR’s Policy on Human Rights highlights the company’s commitment to implement programs on ethical conduct and human rights in support of the Voluntary Principles on Security and Human Rights.

GSR engages private security companies at Wassa for site access control, patrol, protection services, security monitoring and intelligence gathering. Security providers are:

•	Trained in the Voluntary Principles on Security and Human Rights; and
•	Do not bear arms, in compliance with Ghanaian law.

General security services are complemented by public security support for bullion movements which is arranged with local Police. Where public security intervention is required, this can be requested through the District or Regional Security Councils.

GSWL records any incidents of incursion by members of the community into active mining or reclamation areas in the company incident reporting system. The system is designed so that that all incidents are investigated, with corrective actions identified and implemented to prevent reoccurrence.

GSR reports security related incidents verbally to the District Security Council via meetings and direct contact, mining related incidents to the Minerals Commission via statutory submissions and pollution/environmental related incidents to the Environmental Protection Agency via the statutory report submissions. In the case of illegal mining incursions these are typically be reported to all three regulators.

In the community relations context, GSR engages with traditional leaders, opinion leaders and local elected government representatives for involvement as necessary in the investigation, management or other intervention related to any land use or competition related issues.

GSR is of the opinion that galamsey around Wassa has little potential to impact the current or future operations. The main project site is well secured, with other infrastructure located between the Wassa main pits complex and the nearest community. Generally, the removal of unauthorized persons from the wider project area has posed no difficulty, with persons moving on as requested. The underground mine entrance is located within the existing open pit complex, such that unauthorized small-scale mining is not expected to adversely affect the underground operations.

20.5.5	Process Water Balance and Discharge to Environment

The process water balance model at Wassa indicates that under normal conditions discharges from the TSF to the receiving environment should not be required. In the event discharge is required, there is an approved detoxification plant to treat cyanide from supernatant waters. No discharges from TSF have been required since 2010.

20.5.6	Geochemistry

Characterization testing of ore and waste rock evidence low potential for acid generation (Section 20.3.4). Geochemical management incorporates ongoing characterization of core to assess the geochemical properties of future ore and waste sources for variability against the current predicted state of all materials having low acid generation potential.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

20.5.7	Legacy Issues

GSR has been responsible for managing Wassa for over 20 years. In 2002, when GSR assumed responsibility, Wassa was an open pit operation with heap leach processing. Since then, the former heap leach area has been encompassed within TSF1 and most of the open pit excavations have been rehabilitated or expanded by subsequent mining.

Disturbances by the legacy operations are covered by the Reclamation Security Agreement and Wassa closure plan and financially addressed by the company asset retirement obligations as well as the bond required by the EPA. There are no other legacy issues associated with the GSWL site.

20.5.8	Amenity

GSR conducts regular environmental monitoring and continues to demonstrate high levels of conformance to regulatory standards for water, air, noise and vibration. The involvement of local host community members in elements of the monitoring program, grievance mechanisms, as well as transparent reporting of performance in stakeholder engagement, also contributes to understanding of management of amenity.

20.6	Closure Planning

Closure concepts and provisional plans are included in the various permitting documents received over the project’s life and are updated in the Environmental Management Plan (three yearly update). The annual Mining Operating Plan also contains details related to closure and reclamation.

Rehabilitation and closure of the existing operations (including processing plant, TSF’s, pit excavations, waste dumps and transport corridor) are covered under the EMP, Reclamation Security Agreement and associated bank guarantee (bond). As new expansions are permitted, GSWL develops a conceptual closure plan that is incorporated into the applicable EIS.

GSR applies two methodologies for estimation of closure costs:

•	Asset Retirement Obligations (ARO), as defined by International Financial Reporting Standards; and
•	Practical Closure Plan (PCP).

Both methodologies are updated annually and utilize:

•	Costing of works assumes mixture of mine operations and standalone contractors;
•	No provision for ongoing water treatment as the closure plan assumes, and modelling indicates, mine workings will be flooded but will not result in decant; and
•	Post-closure community costs are excluded as none are anticipated or currently committed.

The methodologies differ in that:

•	Scrap value is excluded from the ARO;
•	Infrastructure handover, eg handover of roads to local government or buildings to host communities, is excluded from the ARO; and
•	Progressive reclamation and operational synergies are excluded from the ARO.

This economic analysis assumes the costings in the PCP will be realized, as the company has continued to demonstrate realization of progressive revegetation (eg TSF revegetation) and operational synergies (eg concurrent backfilling of pits with waste rock), and host community have established an expectation of hand-over of key community infrastructure.

For the purposes of conservatism, an additional $3.0 M has been added to allow for unanticipated future disturbance associated with the extended operating life.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

Closure costs include all tenure associated with GSWL including Wassa, Hwini Butre and Benso concessions.

Table 20-4 Closure cost estimates, at Dec-2020

Methodology	Asset Retirement Obligation (ARO, $M)	Practical Closure Plan (PCP, $M)
Wassa Concession, current disturbance	16.53	11.61
Benso Concession, current disturbance	1.64	1.33
Hwini Butre Concession, current disturbance	1.66	1.37
Total	19.83	14.31

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

21	Capital and Operating Costs
21.1	Introduction

GSR’s prepared capital and operating cost estimates with the following bases:

•	All costs are in US dollars (US$/$). This is consistent for both historic actuals and forward looking expenditures, where the majority of costs (including local Ghana costs) are aligned to US$, negating the effect of exchange rates.
•	Expenditures aligned to physical schedules over the life of the project.
•	Forward estimates calibrated to 2020 actual spend (Jan-Dec 2020).
21.2	Capital Costs

Wassa is currently operating at full production, as defined by the current Mineral Reserve and future capital expenditure consists of:

•	Growth Capital: to expand or increase capacity of the operation from the current established base, including expediting primary access to new mining areas to increase extraction rates.
•	Sustaining Capital: for ongoing access of production areas within the established operation.
21.2.1	Cost Estimation, Capital
21.2.1.1	Major Projects

Major Projects are one-off expenditures for specific projects required to deliver the project plan.

Estimate basis and timing of expenditures are shown in Table 21-1.

It is notable that there are no major project costs for the processing plant or other surface infrastructure. Currently installed processing and infrastructure capacity are sufficient to meet the planned higher mining rates so capital expenditure in these areas is sufficiently allowed for in the Minor Projects classification.

Table 21-1 Cost estimate, Major Projects for Mineral Reserve plan

21.2.1.2	Mine Development

Mine Development capital costs are estimated as an allocation of a share of mining operations costs attributable to capital works, factored by physical quantities.

•	Lateral Development: factored by lateral development metres advance (m.adv);
•	Vertical Development: 100% to capital for raises at average rate of $5000/m for all profiles (vary from 1.8, 2.4, 3.5 to 6.0m diameter); and
•	Overheads: factored by total material mined (all.t).

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

Table 21-2 Mine development capital allocation for Mineral Reserve plan

21.2.1.3	Minor Projects

Minor Projects are the capital expenditures required to support delivery of the physicals schedule.

•	Are additional to the share of operations costs that are recharged to capital;
•	Estimation method is fixed/variable model, driven by a physical quantity; and
•	Base is actual spend.

Minor Projects are estimated in the following groups:

•	Mining UG: including, but not limited to: power distribution, ventilation equipment, dewatering equipment and facilities, mine water and compressed air services, major maintenance projects, technical equipment and support facilities.
•	Geology UG: definition drilling in the following categories:
o	Resource Development: intended to upgrade inferred resource to indicated. Timing is to be completed ahead of capital investment for mining panel (decline and access development).
o	Resource Infill: increase drill density of indicated material to reduce spatial risk to permit accurate development positioning. Timing is to provide a drilled inventory 2-3 years ahead of stoping.
•	Processing: including, but not limited to: major maintenance projects, corrosion management, insurance spares, technical equipment and support facilities.
•	G&A: including, but not limited to: accommodation and administration facilities, IT infrastructure, supply facilities, light vehicles, sustainability projects and emergency equipment.
•	TSF: incremental raises of the TSF. Tails quantities are reduced to account for tails solids used in paste backfill. 2021 costs are per the 2021 budget and will deliver the Stage 2 cell expansion, thereafter expenditure is estimated on a $/t basis to construct cell raises for the quantity of tails required the following year.

Table 21-3 Cost estimate, Minor Projects for Mineral Reserve plan

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

21.2.1.4	Mobile Fleet

Fleet schedules have been determined and calculated for the following machine categories:

•	Development Jumbo;
•	Production Drill;
•	UG Loader;
•	UG Truck; and
•	Ancillary, includes all minor equipment (eg: Integrated toolcarrier, charging units, ROM Loader, Rockbreaker) which for estimation are considered a like-for-like fleet.

Light vehicles are included in the Minor Projects cost allowances.

Table 21-4 Mobile Fleet, categories

Detailed fleet schedules are presented in Table 21-5 and the capital replacement schedule is shown below. Nominal machine type, cost and life are based on the current preferred fleet and 2021 budget estimates.

Table 21-5 Cost estimate, Mobile Fleet replacement schedule for Mineral Reserve plan

21.2.2	Capital Allocations, Growth and Sustaining

Growth capital is defined as that required to materially increase capacity or extend mine life. For this study, capital expenditures are allocated to growth where they relate to expanding operations to new mining areas.

•	Major Projects: Infrastructure required to expand the underground mine, being the southern exhaust ventilation upgrade (RAR1) and establishment of the upper mining zone (Panel 3).
•	Mine Development: Capital development to access new mining areas.
•	Definition Drilling: drilling for Panel 3 (Upper mine).
•	Minor Projects, excluding definition drilling: share of these costs, weighted by proportion of Mine Development cost for growth. Includes mining, processing and G&A.
•	Mobile Fleet: weighted share, as per Minor Projects.

The allocation methodology of growth capital has an expected accuracy of +/-30%, where the error will result in misallocation of capital to either of growth/sustaining.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

Table 21-6 Capital cost summary for Mineral Reserve plan

21.3	Operating Costs

Operating costs have been estimated as follows:

•	Analysis of 2020 Jan-Dec YTD actual spend;
•	Analysis of share of fixed and variable cost for each activity, at the cost element level (eg: fuel, labour, consumables);
•	Calculation of periodic spend, driven by scheduled units of a physical activity; and
•	Review of step change fixed costs where higher physical rates are planned.
21.3.1	Cost Estimation, Operating

Operations costs are estimated in the following groups.

•	Mining, Development: operating share of lateral development, including labour, energy, consumables and equipment maintenance for drilling, blasting, ground support, loading, hauling and secondary ventilation. Cost estimate is driven by lateral development advance and based on 2020 actuals.

Costs are factored up from current rates, linearly with the average haulage distance each year, to reflect the increasing trucking fleet and ventilation needs. Rates are consistent, ranging from $2,945 – $3,010 /m.adv.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

•	Mining, Production: ore production from stoping, including labour, energy, consumables and equipment maintenance for slotting, drilling, blasting, loading and hauling. Cost estimate is driven by stope ore tonnes and based on 2020 actuals.

Costs are factored up from current rates, linearly with the average haulage distance each year, to reflect the increasing trucking fleet and ventilation needs. Rates vary from $21.41 /stope.t in 2021, to $19.70 /stope.t in 2025 (last year of full production). Rates decrease slightly over time with increasing stope tonnage offsetting the cost impact of longer haulage distances.

•	Mining, Backfill: labour, energy, consumables and maintenance for the paste filter plant, underground distribution and stope barricades. Cost estimate is driven by volume of paste placed and, as there is not operating history (commissioning planned for 2021-Q1) costs are per the 2021 site budget, informed by the 2018 feasibility study (nominally $17/m3 from 2021).

Backfill volumes assume all 95% of ore voids are filled.

•	Mining, Surface Haulage: haulage of ore from the portal bench to processing run-of-mine pad, including labour, energy, consumables and equipment maintenance for loading and hauling. Cost estimate is driven by total ore tonnes and based on 2020 actuals.
•	Mining, Overheads: general support services for the underground mine, including labour, consumables and services for technical, management and administrative personnel. Cost estimate is driven by total tonnes mined and based on 2020 actuals. Cost estimate is driven by grade control drill metres and based on 2020 actuals.
•	Mining, Geology: labour, consumables and contractor drilling costs for grade control drilling (from Indicated to Measured), muck sampling and technical support.
•	Processing: labour, energy, consumables, maintenance and services for the processing plant, including crusher feed, comminution, leaching, tailings deposition and laboratory. Cost estimate is driven by ore tonnes processed and based on 2020 actuals.
•	General and Administration (G&A): labour, consumables, maintenance and services for the site G&A functions, including general management, human resources, community and social responsibility, safety, security, emergency services, environmental, finance, supply and information technology. Cost estimate is driven by ore tonnes processed and based on 2020 actuals.
•	Refining: transport, security, refining and transaction costs for selling gold. Cost estimate is driven by ounces produced and based on 2019 actuals ($4.50/oz), as 2020 costs were inflated ($9.00/oz) during the period of Covid-19 disruption where gold was transported out of Ghana on charter flights, rather than regular commercial services which have since returned.

Table 21-7 Cost estimate, Operating for Mineral Reserve plan

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

Table 21-8 Operating cost summary for Mineral Reserve plan

21.4	Closure Costs

Closure costs are as estimated annually and this assessment applies the Practical Closure Plan values discussed in Section 20.6.

Closure costs for all concessions under GSWL are allowed for, including Wassa, Benso and Hwini Butre to the south.

Consistent with the mine closure plans, closure costs are planned to occur both progressively over the mine life (for Benso and Hwini Butre) and at the completion of operations (for Wassa).

There is potential that Wassa earthworks may be brought forward once final waste dump volumes and designs are confirmed which could result in $3-5 M of the Wassa costs being brough forward to occur in parallel with the HBB work.

Table 21-9 Closure cost summary for Mineral Reserve plan

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

22	Economic Analysis

The Wassa Mineral Reserve has been valued using discounted cash flows at an appropriate discount rate to determine a Net Present Value (NPV). The effective date is 31 December 2020.

Sensitivity analyses were performed for variations in gold price, gold grade, operating costs and capital costs to determine their relative importance as value drivers.

The economic analysis includes mining and processing of ore defined by the Mineral Reserve only.

22.1	Assumptions

Table 22-1 below shows the key inputs and assumptions used to develop the economic model.

The discount rate selected for the NPV calculation is 5% which reflects GSR’s view of the cost of capital, and risk associated with the project, commodity price and country of operation.

Analyses have been conducted using two gold price assumptions:

•	Base Case: for Mineral Reserve estimation and economic test – $1,300 /oz flat; and
•	Consensus Case: consensus long-term forecast of 27 banks and financial institutions, as at the end of January 2021:
o	2021 – $1,944.26 /oz;
o	2022 – $1,879.70 /oz;
o	2023 – $1,772.87 /oz;
o	2024 – $1,715.61 /oz; and
o	2025 and beyond (long-term) – $1,584.68 /oz.

Table 22-1 Key life of mine inputs and assumptions used in the economic model for Mineral Reserve

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

22.2	Stream, Taxes and Royalty
22.2.1	Stream

Royal Gold holds a two tier gold stream over the Wassa LOM production:

•	Tier 1: delivery of 10.5% of all production at 20% of gold price until 240,000 ounces have been delivered; and
•	Tier 2: delivery of 5.5% of all production at 30% of gold price for all ounces thereafter.

The opening balance of the Tier 1 stream for this economic analysis is 120,003 oz.

22.2.1.1	Taxes and Royalty

The income tax rate in Ghana is 35% of taxable earnings. The royalty rate is 5% of gross revenue. The government of Ghana holds a 10% free carried interest in the project. Taxation calculations have been prepared by GSR based on current application and legislation which may be subject to change beyond the scope of this assessment.

22.3	Economic Results, Base Case

The Mineral Reserve base case presents a positive economic return at $1,300 /oz with after-tax NPV at 5% of $121.1 M (100% Basis). Table 22-2 shows the projected cash flows from the economic analysis and Table 22-3 shows the detailed results of the evaluation (NB: IRR cannot be calculated as all year cash flows are positive).

Table 22-2 Cash flows, Mineral Reserve economic analysis – Base case

Figure 22-1 Cash Flows by Year for Mineral Reserve – Base case

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

Table 22-3 Mineral Reserve economic analysis – Base case

Total/avg	CY21	CY22	CY23	CY24	CY25	CY26	CY27	CY28	CY29	CY30	CY31
PRODUCTION													
Mining													
Mined to ROM	kt	10,818	1,784	1,826	1,804	1,939	2,020	1,445					
ROM Grade	g/t	3.09	3.08	3.11	3.29	3.07	2.94	3.10	-	-	-	-	-
Mining Rate, to ROM	tpd	4,937	4,888	5,003	4,943	5,299	5,534	3,958	-	-	-	-	-
Mined to Waste	kt	10,818	463	657	737	609	3						
Mining Rate, Total Material	tpd	6,064	6,155	6,804	6,961	6,964	5,542	3,958	-	-	-	-	-
Processing													
LG Stockpile	kt	10,818	161	300				225					
LG Stockpile Grade	g/t	3.09	0.58	0.58	-	-	-	0.58	-	-	-	-	-
Total Processed	**kt**	**11,504**	**1,945**	**2,126**	**1,804**	**1,939**	**2,020**	**1,670**	-	-	-	-	-
Feed Grade	g/t	2.94	2.87	2.75	3.29	3.07	2.94	2.76	-	-	-	-	-
Recovery		94.1%	94.6%	94.0%	94.7%	94.1%	93.7%	93.1%	-	-	-	-	-
Au Produced	**koz**	**1,024**	**170**	**177**	**180**	**180**	**179**	**138**	-	-	-	-	-
REVENUE													
Au Selling Price	$/oz		1,300	1,300	1,300	1,300	1,300	1,300	-	-	-	-	-
Gross Revenue	**$M**	**1,331.8**	**221.1**	**229.9**	**234.6**	**234.1**	**232.6**	**179.5**	-	-	-	-	-
Less RG Stream, Tier 1	$M	111.9	18.6	19.3	19.7	19.7	19.5	15.1	-	-	-	-	-
Less RG Stream, Tier 2	$M	-	-	-	-	-	-	-	-	-	-	-	-
Net Revenue After Stream	**$M**	**1,219.9**	**202.5**	**210.6**	**214.9**	**214.5**	**213.1**	**164.4**	-	-	-	-	-
OPERATING COSTS & ROYALTIES													
Operating Unit Costs													
Mining	$/t.mined	34.57	39.29	35.89	36.82	36.35	30.09	28.15	-	-	-	-	-
Processing	$/t.proc	19.16	19.08	18.62	19.50	19.09	18.88	19.97	-	-	-	-	-
G&A (excl. Refining)	$/t.proc	9.09	8.99	8.44	9.54	9.03	8.76	10.00	-	-	-	-	-
Total Cost per Tonne	**$/t.proc**	**60.75**	**64.11**	**57.88**	**65.86**	**64.48**	**57.73**	**54.32**	-	-	-	-	-
Operating Costs													
Mining	$M	374.0	70.1	65.5	66.4	70.5	60.8	40.7	-	-	-	-	-
Processing	$M	220.4	37.1	39.6	35.2	37.0	38.1	33.4	-	-	-	-	-
G&A (excl. Refining)	$M	99.9	16.7	17.1	16.4	16.7	16.9	16.1	-	-	-	-	-
Refining	$M	4.6	0.8	0.8	0.8	0.8	0.8	0.6	-	-	-	-	-
Direct Cash Operating Costs	**$M**	**698.9**	**124.7**	**123.0**	**118.8**	**125.1**	**116.6**	**90.7**	-	-	-	-	-
Royalty	$M	66.6	11.1	11.5	11.7	11.7	11.6	9.0	-	-	-	-	-
EBITDA	**$M**	**454.4**	**66.7**	**76.0**	**84.4**	**77.7**	**84.8**	**64.8**	-	-	-	-	-
TAX													
Income Tax	$M	108.4	14.8	16.1	19.1	18.3	23.0	17.2	-	-	-	-	-
Total Cash After Tax	**$M**	**346.0**	**52.0**	**60.0**	**65.2**	**59.4**	**61.8**	**47.6**	-	-	-	-	-
CAPITAL COST													
Growth Capital	$M	47.7	14.9	17.4	11.1	4.3	-	-	-	-	-	-	-
Sustaining Capital	$M	136.5	25.3	33.9	29.9	34.5	12.2	0.8	-	-	-	-	-
Closure	$M	14.3	-	-	0.3	0.8	0.8	0.5	1.4	3.5	3.5	2.3	1.2
Total Capital Costs	**$M**	**198.5**	**40.2**	**51.3**	**41.3**	**39.6**	**13.0**	**1.3**	**1.4**	**3.5**	**3.5**	**2.3**	**1.2**
PROJECT CASH FLOW	**$M**	**147.5**	**11.7**	**8.7**	**24.0**	**19.9**	**48.8**	**46.3**	**-1.4**	**-3.5**	**-3.5**	**-2.3**	**-1.2**
DCF SUMMARY													
EBITDA before taxes & capital	$M	454.4	66.7	76.0	84.4	77.7	84.8	64.8	-	-	-	-	-
Growth Capital	$M	47.7	14.9	17.4	11.1	4.3	-	-	-	-	-	-	-
Sustaining Capital	$M	136.5	25.3	33.9	29.9	34.5	12.2	0.8	-	-	-	-	-
Closure	$M	14.3	-	-	0.3	0.8	0.8	0.5	1.4	3.5	3.5	2.3	1.2
Pre-tax Project Cash Flow	**$M**	**255.9**	**26.5**	**24.8**	**43.1**	**38.1**	**71.8**	**63.4**	**-1.4**	**-3.5**	**-3.5**	**-2.3**	**-1.2**
Tax	$M	108.4	14.8	16.1	19.1	18.3	23.0	17.2	-	-	-	-	-
FREE CASH FLOW	**$M**	**147.5**	**11.7**	**8.7**	**24.0**	**19.9**	**48.8**	**46.3**	**-1.4**	**-3.5**	**-3.5**	**-2.3**	**-1.2**
Pre-tax NPV5%, 100% basis		**212.2**											
After Tax-tax NPV5%, 100% basis		**121.2**											
Pre-tax IRR, 100% basis		**n/a**											
After Tax-tax IRR, 100% basis		**n/a**											
UNIT COSTS													
Direct Cash Operating Cost	$/oz	682	733	696	658	694	652	657	-	-	-	-	-
All-in Sustaining Cost, Site	$/oz	881	947	952	889	951	785	728	-	-	-	-	-

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

22.4	Economic Results, Consensus Case

The Mineral Reserve is economically viable at the consensus price ($1,944 – 1,585 /oz), with an after-tax NPV at 5% of $335.6 M (100% Basis). Table 22-4 shows the projected cash flows from the economic analysis and Table 22-5 shows the detailed results of the evaluation (NB: IRR cannot be calculated as all year cash flows are positive).

Table 22-4 Cash flows, Mineral Reserve economic analysis – Consensus case

Figure 22-2 Cash Flows by Year for Mineral Reserve – Consensus case

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

Table 22-5 Mineral Reserve economic analysis – Consensus case

Total/avg	CY21	CY22	CY23	CY24	CY25	CY26	CY27	CY28	CY29	CY30	CY31
PRODUCTION													
Mining													
Mined to ROM	kt	10,818	1,784	1,826	1,804	1,939	2,020	1,445					
ROM Grade	g/t	3.09	3.08	3.11	3.29	3.07	2.94	3.10	-	-	-	-	-
Mining Rate, to ROM	tpd	4,937	4,888	5,003	4,943	5,299	5,534	3,958	-	-	-	-	-
Mined to Waste	kt	10,818	463	657	737	609	3						
Mining Rate, Total Material	tpd	6,064	6,155	6,804	6,961	6,964	5,542	3,958	-	-	-	-	-
Processing													
LG Stockpile	kt	10,818	161	300				225	-	-	-	-	-
LG Stockpile Grade	g/t	3.09	0.58	0.58	-	-	-	0.58	-	-	-	-	-
Total Processed	**kt**	**11,504**	**1,945**	**2,126**	**1,804**	**1,939**	**2,020**	**1,670**	-	-	-	-	-
Feed Grade	g/t	2.94	2.87	2.75	3.29	3.07	2.94	2.76	-	-	-	-	-
Recovery		94.1%	94.6%	94.0%	94.7%	94.1%	93.7%	93.1%	-	-	-	-	-
Au Produced	**koz**	**1,024**	**170**	**177**	**180**	**180**	**179**	**138**	-	-	-	-	-
REVENUE													
Au Selling Price	$/oz		1,944	1,880	1,773	1,716	1,585	1,585	-	-	-	-	-
Gross Revenue	**$M**	**1,794.3**	**330.6**	**332.4**	**319.9**	**309.0**	**283.6**	**218.8**	-	-	-	-	-
Less RG Stream, Tier 1	$M	150.7	27.8	27.9	26.9	26.0	23.8	18.4	-	-	-	-	-
Less RG Stream, Tier 2	$M	-	-	-	-	-	-	-	-	-	-	-	-
Net Revenue After Stream	**$M**	**1,643.6**	**302.8**	**304.5**	**293.0**	**283.0**	**259.8**	**200.4**	-	-	-	-	-
OPERATING COSTS & ROYALTIES													
Operating Unit Costs													
Mining	$/t mined	34.57	39.29	35.89	36.82	36.35	30.09	28.15	-	-	-	-	-
Processing	$/t proc	19.16	19.08	18.62	19.50	19.09	18.88	19.97	-	-	-	-	-
G&A (excl. Refining)	$/t proc	9.09	8.99	8.44	9.54	9.03	8.76	10.00	-	-	-	-	-
Total Cost per Tonne	**$/t proc**	**60.75**	**64.11**	**57.88**	**65.86**	**64.48**	**57.73**	**54.32**	-	-	-	-	-
Operating Costs													
Mining	$M	374.0	70.1	65.5	66.4	70.5	60.8	40.7	-	-	-	-	-
Processing	$M	220.4	37.1	39.6	35.2	37.0	38.1	33.4	-	-	-	-	-
G&A (excl. Refining)	$M	99.9	16.7	17.1	16.4	16.7	16.9	16.1	-	-	-	-	-
Refining	$M	4.6	0.8	0.8	0.8	0.8	0.8	0.6	-	-	-	-	-
Direct Cash Operating Costs	**$M**	**698.9**	**124.7**	**123.0**	**118.8**	**125.1**	**116.6**	**90.7**	-	-	-	-	-
Royalty	$M	89.7	16.5	16.6	16.0	15.4	14.2	10.9	-	-	-	-	-
EBITDA	**$M**	**854.9**	**161.6**	**164.8**	**158.2**	**142.5**	**129.0**	**98.8**	-	-	-	-	-
TAX													
Income Tax	$M	262.2	51.2	50.1	47.5	43.2	39.9	30.2	-	-	-	-	-
Total Cash After Tax	**$M**	**592.8**	**110.4**	**114.7**	**110.8**	**99.4**	**89.0**	**68.6**	-	-	-	-	-
CAPITAL COST													
Growth Capital	$M	47.7	14.9	17.4	11.1	4.3	-	-	-	-	-	-	-
Sustaining Capital	$M	136.5	25.3	33.9	29.9	34.5	12.2	0.8	-	-	-	-	-
Closure	$M	14.3	-	-	0.3	0.8	0.8	0.5	1.4	3.5	3.5	2.3	1.2
Total Capital Costs	**$M**	**198.5**	**40.2**	**51.3**	**41.3**	**39.6**	**13.0**	**1.3**	**1.4**	**3.5**	**3.5**	**2.3**	**1.2**
PROJECT CASH FLOW	**$M**	394.2	70.2	63.4	69.5	59.8	76.0	67.2	-1.4	-3.5	-3.5	-2.3	-1.2
DCF SUMMARY													
EBITDA before taxes & capital	$M	854.9	161.6	164.8	158.2	142.5	129.0	98.8	-	-	-	-	-
Growth Capital	$M	47.7	14.9	17.4	11.1	4.3	-	-	-	-	-	-	-
Sustaining Capital	$M	136.5	25.3	33.9	29.9	34.5	12.2	0.8	-	-	-	-	-
Closure	$M	14.3	-	-	0.3	0.8	0.8	0.5	1.4	3.5	3.5	2.3	1.2
Pre-tax Project Cash Flow	**$M**	**656.4**	**121.4**	**113.6**	**117.0**	**102.9**	**116.0**	**97.5**	**-1.4**	**-3.5**	**-3.5**	**-2.3**	**-1.2**
Tax	$M	262.2	51.2	50.1	47.5	43.2	39.9	30.2	-	-	-	-	-
FREE CASH FLOW	**$M**	394.2	70.2	63.4	69.5	59.8	76.0	67.2	-1.4	-3.5	-3.5	-2.3	-1.2
Pre-tax NPV5%, 100% basis		560.2											
After Tax-tax NPV5%, 100% basis		335.6											
Pre-tax IRR, 100% basis		n/a											
After Tax-tax IRR, 100% basis		n/a											
UNIT COSTS													
Direct Cash Operating Cost	$/oz	682	733	696	658	694	652	657	-	-	-	-	-
All-in Sustaining Cost, Site	$/oz	903	979	981	913	972	799	742	-	-	-	-	-

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

22.5	Sensitivity

Sensitivity analyses were completed for the Mineral Reserve for both the Base and Consensus cases. Results presented are NPV at 5% discount rate, after tax.

Table 22-6 Sensitivity results for the Mineral Reserve at different gold prices and discount rates

Discount Rate	1,200/oz	Base 1,300/oz	1,400/oz	1,500/oz	1,600/oz	1,700/oz	Consensus 1,751/oz avg.	1,800/oz	1,900/oz
0%	$93 M	$147 M	$202 M	$257 M	$311 M	$360 M	$394 M	$421 M	$475 M
5%	$75 M	$121 M	$168 M	$214 M	$260 M	$302 M	$336 M	$353 M	$400 M
7.5%	$67 M	$110 M	$153 M	$196 M	$239 M	$278 M	$311 M	$325 M	$368 M
10%	$61 M	$101 M	$141 M	$181 M	$221 M	$256 M	$289 M	$300 M	$340 M

22.5.1	Economic Sensitivity of Base Case

Figure 22-3 Sensitivity analysis of the Mineral Reserve base case ($1,300 /oz)

Table 22-7 Sensitivity results of the Mineral Reserve base case ($1,300 /oz)

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

22.5.2	Economic Sensitivity of Consensus Case

Figure 22-4 Sensitivity analysis of the Mineral Reserve consensus case (av. $1,751 /oz)

Table 22-8 Sensitivity results of the Mineral Reserve consensus case (av. $1,751 /oz)

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

23	Adjacent Properties

There is no relevant information relating to adjacent properties.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

24	Other Relevant Data and Information
24.1	Southern Extension PEA Introduction
24.1.1	Cautionary Statement

The Preliminary Economic Assessment (PEA) is conceptual and outlines a mining inventory which is entirely based on an Inferred Mineral Resource. Inferred is the lowest level of confidence for a Mineral Resource and there is no certainty that further geological drilling will result in the determination of higher Mineral Resource classification, nor that production and financial outcomes will be realized. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

The term ‘ROM material’ is used in this assessment to describe potentially economic Mineral Resource included in the mining and processing plans.

Where the term “ore” is used in various parts of this section it is to use common terms describe items of mine infrastructure (eg: “ore pass”, “ore bin”, “ore drive” etc.) and metallurgical aspects (“whole of ore”) without implying economic value.

24.1.2	Basis to Include Inferred Mineral Resources in a Potential Mill Feed Plan

The Wassa underground mine commenced development in 2015 and declared commercial production in January 2017. There is a history of successfully converting Mineral Resources (including inferred) to production from underground using the methods outlined in this assessment.

The Wassa property has an established record of successful permitting applications from project commencement in 1998 to present. These are detailed in Section 20.1.2 (Permitting of Existing Operations).

On these bases, GSR considers it reasonable to include Inferred Mineral Resources in the PEA mining production and processing plans for the purpose of informing the PEA economic assessment.

In the event that any of the ROM material is upgraded to enable classification as Mineral Reserve, it will be declared as such but ROM material should not be considered Mineral Reserve on the basis of this assessment. Section 15 of this Technical Report should be referred to for the declared Wassa Mineral Reserve.

24.1.3	Scope of the PEA

The scope of the PEA is to outline an underground mining method, together with supporting infrastructure and sustainability plans, to extract the potentially economic portion of the Wassa Gold Mine Inferred Mineral Resource.

The PEA has been prepared within the following framework:

•	Underground mining rate increased to fully utilise the installed processing capacity (2.7 Mtpa);
•	Production schedules to appropriately consider conversion risk of the Inferred Mineral Resource;
•	Methodologies and design quantities based on proven, currently available technologies;
•	Costs to reflect current operational experience; and
•	Minimise capital demand needed to establish full production.

The intent of the framework is to present a deliverable plan which can be executed with GSR’s current operational and financing capacity.

Potential enhancements outside this framework are presented as opportunities outside of the PEA outcomes and can be investigated as part of the forward work plan.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

There are no significant changes required for the processing plant to process the potential feed schedule. Surface infrastructure needed to support the mining method is ventilation and refrigeration related, including raisebored shafts, exhaust fans and refrigeration plant. The majority of the proposed capital plan expenditure is contained in underground lateral and vertical development mining. The PEA mining method relies on paste fill; the paste fill plant was constructed in 2020 and is to be commissioned in Q1 2021.

Based on the mining plan described in the PEA, no additional material permitting is expected to be required. GSR and GSWL have extensive experience in the Ghanaian regulatory regime and have throughout the operations history obtained all required regulatory permitting within projected timelines. The Ghanaian regulatory regime itself is well defined and permitting processes are defined by regulation. Should future studies identify the requirement for any additional permitting there is no reason to expect that these would be unduly delayed.

24.1.4	Definitions

The following descriptors are used for the Southern Extension mining quantities. They are consistent with those used for Panels 1-3 with some additional features.

  Panel:

Each panel defines a progressive phase of definition drilling and capital development. The definition can be flexible but new panels are defined by their requirement for a new phase of definition drilling followed by an investment decision (eg: Panels 4, to 5, to 6, etc).

  Area:

Areas are semi/continuous zones of mineralization, which require extraction in connected sequence but are geotechnically independent from other areas within the panel, for the purposes of stope sequencing. Areas can extend across multiple panels where the panel boundaries are designed to permit sequence independence.

  Block:

Blocks are groups of stopes, mined as independent production districts. Generally 125 m high, they consist of four production levels, plus a sill pillar to separate from the block above. They are established to facilitate efficient stope production with separable mine infrastructure (vent, access, materials handling) so minimize the interactions between different blocks.

  Stope:

A stope is a single production excavation which follows a defined sequence to complete the production cycle (eg: development, drilling, blasting, loading, filling).

  Lift:

Stopes across multiple levels are mined in a series of lifts, as they progress through each level, ie: a four-lift stope is four levels high.

  Split:

Where the width of mineralization is larger than the allowed stope width, stopes will be broken into a series of splits across strike.

The descriptors are illustrated in Figure 24-1

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

Figure 24-1 Illustration of Wassa location descriptors

24.2	Mineral Resources used in the PEA

The Mineral Resources considered in the PEA are as at December 2020 and are entirely Inferred Mineral Resource. The Long-Range model (srkwasmar20e) was used, south of 19,240mN or below 300 mRL. Mineral Resources above and north of this area inform the Mineral Reserve and are excluded from the PEA.

Figure 24-2 Mineral Resources considered in Southern Extension PEA (LR model only)

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

24.3	Mining Methods
24.3.1	Introduction

The Southern Extension has the potential to expand the underground production profile if the Inferred Mineral Resource is successfully converted to production. Figure 24-3 and Figure 24-4 respectively show the scale of the Southern Extension and the arrangement of the mining areas across the deposit.

The Southern Extension will be accessed from existing underground workings via two declines, one on each side of the production panels. Panels 4-8, shown in Figure 24-3, continue in numbering from those in the current and upper mining zones.

Figure 24-3 Longitudinal Section looking east, showing the Southern Extension Panels

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

Figure 24-4 Cross sectional view, Southern Extension, highlighting the width and complexity across the deposit

24.3.2	Mine Design
24.3.2.1	Introduction

The general layout of the Southern Extension zone is shown in Figure 24-5. The large mineralized footprint in the southern zone is accessed from two declines, east and west of the mineralization. The distribution of mineralization varies between the upper (4-6) and lower (7-8) panels. The layout of the production blocks is also different in the upper and lower panels.

•	Panels 4-6: Three large production blocks on the east side with numerous smaller production blocks to the west. Blocks are spread across and along strike of the deposit, creating multiple independent production blocks.
•	Panels 7-8: Reasonably uniform and continuous blocks on both sides of the deposit, merging at depth. More consistent geometry could be influenced by relatively wide spaced drilling (all of the Southern Extension classified as Inferred Resource), but panels 7 and 8 have the lowest drill hole density). However, should the geometry break apart with further drilling, the mining and access strategy is flexible in that the modular production blocks, with access from the two declines, can be moved around to match the geometry of the defined mineralization.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

Figure 24-5 Oblique view of the Southern Extension showing twin decline layout (looking northeast)

24.3.2.2	Stoping Methodology

The majority of stopes in the Southern Extension zone will be mined using bottom-up, transverse Long Hole Open Stoping, with occasional longitudinal stopes where deposit widths are less than 15 m. Nominal stope lift dimensions are 20m along strike, up to 30m wide and 25 m height (level spacing), regardless of stope type and sequence used. The number of lifts mined in a single stope varies depending on the stope type and sequence, with between one and four lifts per stope (25-100 m height).

24.3.2.2.1	Transverse Stoping

Transverse stopes are designed where planned width is above 15 m. Transverse stopes are planned to extract the majority of the mineralization and have the following characteristics:

•	On each level, the stope is accessed by a single crosscut, mined from the footwall drive through the full thickness of mineralization and centrally located along the 20m strike span.
•	Each lift will be opened by a slot, proposed to be mechanically excavated with a boxhole from the lower level of the lift, leaving a cap before breakthrough into the top drill access. Blast holes will be drilled down from the top access in transverse rings.
•	For the lowest lift in a production block, an intact trough will be left on each side of the crosscut.
o	The trough consists of material that is inefficient to recover with the stope above (complex blasting and difficult remote loading).
o	Troughs will be angled so that blasted material rills toward the extraction crosscut, improving the overall productivity over the stope life.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

o	Material can be recovered with the extraction of the sill pillar from the block below.
o	For all lifts above, the lower level will be formed by the fully opened crown of the lift below, so will not require troughing.

Generic sections for a primary transverse stope are shown in Figure 24-6, and the generic extraction sequence for the stope cycle is shown in Figure 24-7.

Figure 24-6 Schematic of a 4-lift primary transverse stope (illustration not to scale)

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

Figure 24-7 Generic downhole stope activity sequence

24.3.2.2.1.1	Primary/Secondary Sequence

The primary secondary sequence extracts the first pass of stopes to full-height (4-lifts, 100 m) stopes, mining every second stope along strike (the primary stopes), with alternating pillar between. The pillars are extracted later as the secondary stopes after sufficient stope voids complete paste backfilling.

The primary/secondary sequence has advantages:

•	Quick ramp-up of production rate after stoping commences. Minimal interactions between primary stopes due to the pillars in between each.
•	Lower strength paste backfill or waste rock from development, can be applied in secondary stopes, to reduce cost (although not considered in this assessment due to the low level of the study).

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

The primary/secondary sequence has disadvantages:

•	Creates higher mining induced stress conditions in the pillars which can be problematic during extraction of the secondary stopes and potentially the primary stopes.
•	Mining rate during latter stages of the block is reduced as extraction of the sill pillars cannot commence until late in the block life as a higher proportion of the block tonnes need to be extracted to create sufficient distance between active secondary stopes and those extracting the sill pillar.

Primary-secondary is applied in the upper parts of the Southern Extension zone as it enables rapid ramp-up of the underground mining rate to match the plant capacity but is limited to approximately 1,000 m depth where the induced stress conditions have been assumed to prevent use further down. This aligns with the bottom of Panel 6 at -30 mRL.

Figure 24-8 shows progression of the generic primary/secondary sequence:

•	First stope is generally located centrally in the block and the mining front advances to north and south, with primary stopes mined 4-lifts high (100 m).
•	Secondary stopes follow the primary stope front with a lag distance of 120-140m along strike to create sufficient buffer between active primary stopes, development of secondary crosscuts and extraction of secondary stopes, a large distance (120-140m).
•	Secondary stopes are constrained to two lifts per stope, to limit exposure dimensions of the paste fill mass in stope walls.
•	Extraction of the sill pillar commences when there is a sufficient distance from secondary stopes in the blocks above and below. Each crosscut into the sill pillar is scheduled to be redeveloped in time for the uphole stopes to be mined.
•	This resulting sequence has primary stope extraction almost, if not fully, complete before the first secondary stope is mined; it creates a production profile which is high in the early years of primary stoping, slows as secondary stopes are mined and becomes low when the block is only producing from stopes in the sill pillar.

Figure 24-8 Primary/secondary stope extraction sequence, transverse stopes

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

24.3.2.2.1.2	Pillarless Retreat Sequence

The pillarless retreat sequence extracts all stopes in single-pass fronts to the north and south. No pillars are left, with each stope mined directly alongside the fill mass of the stope before.

The pillarless retreat sequence has advantages:

•	Reduced step-out distance and removal of pillars/secondaries, will improve redistribution of mining induced stress.
•	Not needing a second-pass mining front for secondary stopes, permits earlier extraction of the sill pillar which creates a more consistent production profile over the life of the production block and improves management of induced stress in the sill pillar.

The pillarless retreat sequence has disadvantages:

•	Slower ramp-up of the production rate, although more consistent across the life of the block.
•	Requires high-strength paste backfill in all stopes as they will all have sidewalls exposed.

Pillarless Retreat is applied in the deeper parts of the Southern Extension zone as it better manages mining induced stress. In this assessment, the transition point is assumed to be approximately 1,000 m depth but will require refining as the study progresses and the in-situ stress field and response to mining is better understood. The change to pillarless retreat is at the top of Panel 7. Figure 24-9 shows the stages of the pillarless retreat sequence used in the design:

•	The two single-pass stoping fronts start roughly in the centre and retreat to the block peripheries.
•	The downhole stopes are two lifts high (50 m).
•	Extraction of the sill pillar commences when there is a sufficient distance from each of the active stope fronts. Crosscut development in the top level of the block will then be re-developed or rehabilitated after the risk of undercutting the block above has been eliminated.

Figure 24-9 Pillarless retreat stope extraction sequence, transverse stopes

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

24.3.2.2.2	Longitudinal Stoping

Longitudinal stopes are applied for stopes less than 15 m. The narrower width enables each stope to be mined from a single ore drive along the strike of the mineralization. Apart from the access direction, extraction methodology will be consistent with that used for transverse stopes, with the exception that trough will not be left for the bottom lifts, rather they will be silled out prior to blasting the downholes above.

Longitudinal stopes will be sequenced such that the first stope will be up to 4 lifts high, and thereafter two lifts, in the same arrangement as the Pillarless Retreat sequence for transverse stopes.

24.3.2.2.3	Wide Width Mining

In sections of the deposit wider than 30 m, multiple transverse stopes must be sequenced across the deposit width. In these circumstances, a 10m thick pillar between parallel stopes is left insitu. This means that primary stopes always contain four rock walls, and secondary stopes contain up to two paste filled walls. Figure 24-10 shows a generic arrangement for wide width mining.

Figure 24-10 Generic wide-width mining (illustration not to scale)

24.3.2.3	Stope Design

Mine design for Panels 4-8 was completed by AMC Consultants in October 2020, under direction of the Golden Star corporate technical services team.

Optimal stope shapes were developed from the Mineral Resource block model using MSO software consistent to the same methods applied to Panels 1-3.

The MSO inputs were:

•	Cut off Grade: 2.3 g/t Au in Panels 4 and 5, 2.9 g/t Au in Panels 6, 7 and 8
•	Stoping width (minimum/maximum): 5 m – 30 m
•	Minimum pillar between adjacent stopes: 10 m
•	Minimum hanging/foot-wall dip angle: 80°

Optimization shapes were validated by manual checks to remove outliers.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

24.3.2.4	Modifying Factors

The modifying factors applied to the in-situ stopes tonnes and grade are shown in Table 24-1 and are reflected in the stope inventories contained in the PEA production plan.

Table 24-1 Stope Modifying Factors contained in the MSO settings

Modifying Factor	Panels 4 - 6	Panels 7 & 8
Dilution	7.5% at 0.0 g/t Au	13.0% at 0.0 g/t Au
Stope Recovery	95%	75%

Panels 4, 5 and 6 have had modifying factors applied which are approximate the operating mine’s performance with increased dilution, which is considered appropriate to reduce scheduled stope grades reported from the Inferred Mineral Resource.

Panels 7 and 8 have had more conservative modifying factors applied for the following reasons:

•	Geotechnical conditions are not well assessed in the deeper panels and mining conditions may negatively impact dilution and recovery; and
•	Definition drill hole spacing in Panels 7 and 8 is wider than above and the application of more conservative factors is considered prudent.

The conservative modifying factors applied to Panels 7 and 8 are a major mitigant of the resource risk inherent to the PEA. Reducing stope recovery by 20%, compared to factors applied in the upper panels, reduces planned gold production by approximately 500-550 koz.

Development in mineralization above the cut-off grade has been assigned 30% dilution in all Panels to reflect a lower grade delivered to the ROM, consistent with the treatment of stopes.

Table 24-1 shows the conversion of the Inferred Mineral Resource in each panel after application of cut-off grades and modifying factors. The proportion of contained metal converted to the PEA mining plan appropriately considers geological risk, with 54% of metal included in the PEA inventory in Panels 4 and 5 where there is more definition drilling, which decreases to 48% for the deeper panels 7 and 8 where definition drilling is widely spaced.

Table 24-2 Conversion of Inferred Mineral Resource to PEA inventory

	Units	Panel 4	Panel 5	Panel 6	Panel 7	Panel 8	Total
Inferred Mineral Resource, in-situ	Mt	7.8	11.5	8.6	19.6	18.6	66
	Au g/t	3.0	3.1	2.7	4.0	3.6	3.4
	Moz	0.76	1.14	0.74	2.52	2.14	7.3
PEA Inventory	Mt	4.1	5.5	3.1	9.4	7.8	30
	Au g/t	3.3	3.5	3.7	4.3	3.8	3.8
	Moz	0.42	0.61	0.37	1.31	0.94	3.6
Conversion to PEA Inventory	%Moz	54%		49%	48%		50%
Cut-off Grade	Au g/t	2.3 g/t		2.9 g/t			-
Modifying Factors, Stopes		7.5% Dilution 95.0% Recovery			13.0% Dilution 75.0% Recovery		-
24.3.2.5	Development Design

The Southern Extension will be accessed from infrastructure in place for extraction of the Mineral Reserve. Decline Ramps, ventilation airways and services (power, water, air) are assumed to be pre-existing and available to use for the access and extraction of the Southern Extension zone.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

24.3.2.5.1	Main Accesses

The Southern Extension zone will be divided into East and West sides with independent decline access on each. Mineralization has a large plan footprint (up to 850 m along and over 300 m across strike) and dual access reduces lateral development required to access all of the large footprint and reduces interactions between production blocks. Ramp grades are 1:7 and have connecting link drives at the bottom of each block (nominally 125 m vertically). The twin decline approach either side of the deposit enables:

•	Definition drilling platforms directly off the decline, rather than establishing large drill-drives into the hanging-wall as would be the case for a single footwall decline;
•	Greater independence between production blocks, maximizing productivity;
•	Simplification of level layouts with greater consistency, particularly for Panels 4-6 where single access levels would otherwise need to access up to 300 m across the deposit;
•	Higher hauling capacity, enabled by establishment of a one-way hauling loop in the two ramps to surface and the resulting efficiency improvements;
•	Improved long term infrastructure stability by keeping ramps and shafts well distanced from production areas, compared to a single decline position, if it were more centrally located; and
•	Secondary egress from the mine.

Figure 24-11 shows the east decline and its mining areas and Figure 24-12 shows the west.

Figure 24-11 East decline, oblique looking north-west

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

The east ramp will take-off from the main decline at the southern end of Panel 2 in the current mining zone, and the west ramp will connect from the 570-DDD hanging-wall drill drive being developed for definition drilling of Panels 4 and 5. Design of these connections will be optimized as the project progresses and deposit knowledge increases.

Each ramp is positioned to cover the strike length of mineralization down to approximately 1,500 m depth. Ramps will have long straights running roughly parallel the strike of the deposit, providing good coverage for definition drilling platforms and improved mining efficiency with better traffic management, reduced truck driveline wear and more efficient/effective road maintenance.

Figure 24-12 West decline, oblique view looking north-east

24.3.2.5.2	Production Blocks

Stopes will be grouped into production blocks. Each block is designed to be mined independently of neighbouring blocks, separated with respect access, geotechnical and ventilation aspects.

The preliminary geotechnical assessment recommended that to be independent, blocks should be separated by at least 40 metres horizontally and on level (25 m) vertically. Natural boundaries between mineralized areas generally permit independence between blocks, but where mineralization is more continuous, pillars are placed throughout the mining areas to create independence between blocks and for managing stope heights.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

Production blocks have been designed with independent infrastructure for ventilation and materials handling, to support rapid stope turnover. The consistent layouts, facilitate mining and scheduling repeatability, improving efficiency. The main features of production blocks include:

•	Separable ventilation network, separated from the decline and other blocks, which delivers fresh air to the working levels via intake raises connecting to footwall accesses at the end of the block. This ensures the active stope headings, where most work outside of air-conditioned cabins occurs, will receive first use of the fresh air. In contrast, if the decline is used to distribute fresh air, air would be contaminated by equipment in the decline before reaching the stope headings, which would reduce its cooling efficiency.
•	Dual-purpose orepass/return ventilation raise:
o	Exhaust point for each level, connecting to the return air network via the bottom level of the block, facilitating removal of dust generated in the pass directly with return air flows from the block. The dual-purpose system is designed to rationalize the number of airways and will be achieved by through the use:
▪	Regulators on the bottom level to manage the total airflow through the block;
▪	Ore sizing rings on top of the finger raise at each tipping point, to regularize block airflow shared between each level;
▪	Plug covers in orepass fingers to isolate level flow as required; and
o	Decouples truck loading activities from stope loading on the levels above, specifically remote loading and potential automation applications.
•	Ore bin between the bottom level and the truck haulage level below, separate from the ore-pass system, remove the constraint where the loading rate on the bottom level may be constrained if the orepass is filled with material from levels above; and
•	Footwall access drive, parallels the strike of mineralization for cross-cut access and grade-control drilling. Footwall drives are stood-off from mineralization minimum 25 m.

The generic set-out of the production blocks has a significant benefit that it is modular and can be designed to match the geometry of the defined mineralization. Similar concepts are applicable whether the stope groups are anywhere from 150 m, up to 500 m along strike. This makes the layout particularly suitable to represent future production layouts in Panels 6-8 where drilling density of the Inferred Mineral Resource is low and there remains likelihood that with more drilling, interpretation of the mineralization geometry will change. This is contrary to other design layouts which could have shown increased development and cost efficiency but would have been reliant on large continuous zones of mineralization.

The consistent layout of production blocks means they will generally be developed in a consistent sequence:

•	Phase 1:

Capital development on top and bottom levels of the block are prioritized to access ventilation positions and platforms for resource infill drilling (refer Section Geological Definition Drilling).

•	Phase 2:

Remaining footwall and other level capital development is completed to access intake and exhaust airways, including the orepass.

Concurrently, the main intake and exhaust airways are developed.

Haulage and truck loading development is completed below the block.

•	Phase 3:

Grade control drilling is done from the footwall drives, targeting an inventory of three years stoping to defined, ready for production.

Internal block ventilation airways (including dual-use orepass and fingers) are constructed to prepare the block for operations.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

Operating stope crosscuts and ore drives, will be mined just in time within the stope production cycle. Opportunities to improve the crosscut layouts and “stubbing in” with footwall drive development (to minimize interruptions during production phase) will be addressed in future work.

Figure 24-13 shows a generic longitudinal view of a production block, showing the ventilation connections and infrastructure arrangement. Figure 24-14 shows an indicative production block level (295 mRL) and the consistent layout features which are applicable, regardless of production tonnage in the block. It also highlights the spread of mining areas in Panels 4 and 5 and suitability of access with two declines which simplifies the level layouts.

Figure 24-13 Generic production block layout with primary/2ndary sequence and vent flows, longitudinal view

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

Figure 24-14 Level layout (295 mRL) showing deposit width and twin decline arrangement, plan view

24.3.2.5.3	Truck Haulage and Connecting Link Drives

The east and west declines will be connected, nominally every 125 m vertical height with truck loading infrastructure positioned on connecting levels. These levels, along with the two declines, are used to create one-way haulage which results in efficient traffic management and haulage cycle times. The connections will also create secondary means of egress, i.e. there are two directions to travel in to exit the mine from any production block in production.

On each haulage level there is at least one truck loading position on each side of the deposit, where passes will deliver material dumped by loaders on the levels above. The load out arrangement consists of a truck loop mined around the bottom of the two ore bins which sit between the bottom level of the block above and the truck haulage so that each bin has sufficient volume to facilitate process separation between stope and truck loading. The truck-loading horizon is approximately one level below the bottom stoping horizon of the block.

Truck loading at the bottom of passes will be amenable to the use of loading infrastructure (eg: feeder) but this assessment simplistically assumes trucks are filled by loaders as this best represents current processes in Panels 1 and 2 upon which the cost estimate is based. Loading bays are designed with an elevated loading position, to maximize loading efficiency. Trade-off studies are required as the project progresses to evaluate the automated loading infrastructure which where production block tonnages are sufficient to justify the establishment cost.

Figure 24-15 shows a haulage level arrangement with the level connection between the two declines.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

Figure 24-15 Haulage level arrangement, 470 mRL

24.3.2.6	Geological Definition Drilling

Definition drilling of the Southern Extension Panels will be drilled progressively as the declines advance.

Drilling is planned in three different categories:

•	Resource Development: intended to upgrade Inferred Mineral Resource to Indicated. Timing is to be completed ahead of capital investment for mining panel (decline and access development) and will occur as the western decline reaches the top of each new Panel. The intent is to mitigate capital risk by providing at least an indicated confidence level in each Panel before committing to progressing the decline.
•	Resource Infill: increase drill density of Indicated Mineral Resource material to reduce spatial risk to permit accurate development positioning. Timing is to provide a drilled inventory 2-3 years ahead of stoping.
•	Grade Control: final drilling before stope block is ready for production. Drilling will be from footwall accesses on each level and timed to ensure that the following year’s production is drilled to the highest confidence classification (1-1.5 years drilled inventory). The intent is enabling the geological controls to be defined and minimize grade risk for the upcoming budget year.

Approximate locations of Resource development drilling platforms are shown in Figure 24-16. This drilling, along with Resource infill drilling, will be done from diamond drilling platforms mined off the western decline and will provide up to 50% of the total pierce points.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

The drilling profile and Panel stope timing is outlined in Table 24-3. Resource development drilling will be done in time to allow the declines to advance continually.

Figure 24-16 Oblique view, approximate Resource development and infill drilling horizons, looking north west

Table 24-3 Proposed Resource diamond drilling quantities relative to stope timing by Panel

Activity	Quantity	Units	Y1	Y2	Y3	Y4	Y5	Y6	Y7	Y8	Y9	Y10	Y11	Y12	Y13	Y14	Y15	Y16	Y17	Y18
Drilling
Resource Dev’t & Infill	749	‘000m	32	61	45	77	48	81	79	69	53	66	65	50	23
Grade Control	424	‘000m		2	5	17	31	34	36	36	38	38	37	36	35	30	12
Stopes in Production
Panel 4	3.8	Mt
Panel 5	5.2	Mt
Panel 6	2.9	Mt
Panel 7	8.6	Mt
Panel 8	7.2	Mt

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

24.3.2.7	Design Quantities

The design quantities for Panels 4-8 for the Southern Extension Zone are summarized in Table 24-4.

Table 24-4 Wassa Panels 4-8 mine design quantities

		Southern Extension Zone
		Panel 4	Panel 5	Panel 6	Panel 7	Panel 8
Mined to ROM, Stopes	‘000 t	3,797	5,212	2,914	8,623	7,151
	g/t	3.32	3.51	3.73	4.38	3.83
	‘000 oz	405	587	349	1215	881
	share% oz	12%	17%	10%	35%	26%
Mined to ROM, Development	‘000 t	161	250	167	783	594
	g/t	3.00	3.12	2.88	3.64	3.18
	‘000 oz	15.5	25.0	15.5	91.8	60.6
Mined to ROM, Total	‘000 t	3,958	5,461	3,081	9,406	7,744
	g/t	3.31	3.49	3.68	4.32	3.78
	‘000 oz	421	612	365	1,307	942
Development, Total	m	25,522	34,351	19,955	51,854	36,161
Dev’t Capital	m	13,648	16,356	12,178	24,031	17,415
Dev’t Operating	m	11,874	17,996	7,777	27,824	18,746
Vertical Development	m	3,943	4,623	2,616	5,255	3,176
Mined to Waste	‘000 t	1,638	2,205	1,281	3,329	2,321
Paste Backfill	‘000 m3	1,059	1,454	813	2,405	1,995

24.3.3	Geotechnical

The approach to the geotechnical assessment for the Southern Extension is consistent with Panels 1-3.

The geotechnical data set is considered appropriate for this assessment. Data from drill hole logging, face mapping and other sources, will continue to be collected as the Southern Extension potentially progresses through the project development and production stages.

24.3.3.1	Geotechnical Data
24.3.3.1.1	Drill Hole Database

In the Southern Extension zone, the geotechnical drill hole database includes 89 holes and 60,196 m of core.

•	Rock Quality Designation (RQD) has been logged for all core; and
•	Joint Set Number (Jn) has been logged for 57,141 m of core.

Figure 24-17 shows the drill holes with RQD values assigned. Colour range is from blue, showing good quality or competent rock, through to red showing low quality or weak rock.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

Figure 24-17 Geotechnical drill hole data in Southern Extension, plan (left) and longitudinal (right) views (OreTeck, 2020)

Spatial density of the geotechnical logging data set was measured by calculating the distance from each 5 m grid point in the rock mass model to the nearest neighbouring point. Stope blocks were then classified by the spatial density of material within the stope shape, with the results classified into four categories:

•	Good: stope <=30 m from a geotechnically logged hole;
•	Medium: stope 30-60 m from a geotechnically logged hole;
•	Low: stope 60-90 m from a geotechnically logged hole; or
•	Insufficient: stope >90 m from a geotechnically logged hole.

The data density is generally Good to Medium for the higher Panels 4 and 5. The deeper panels 6-8 have Low to Insufficient data density, which is commensurate with the wider drill hole spacing at depth. The density is acceptable for this assessment but further data will be required as the project progresses.

Additional drill hole logging will also require additional parameters to inform higher level geotechnical assessments:

•	Q values;
•	Rock Mass Rating (RMR); and
•	Geological Strength Index (GSI).
24.3.3.1.2	In-Situ Stress

In-situ stress measurements have been collected and are discussed in Section 16.3.2.2, along with the interpreted in-situ stress gradient.

Figure 24-18 shows the Wassa in-situ stress gradient and reference lines for mines and regions which experience various levels of in-situ stress damage.

The interpreted principal stress gradient is based on a single data point and, whilst suitable for this assessment, it is considered indicative only. As the project progresses, additional in-situ stress measurements will required to better inform the geotechnical interpretation.

Based on Figure 24-18, the onset of stress damage can be expected at depths around 800 m to 1000 m below surface. The mine plan in this assessment includes a change from primary/secondary stope sequencing to pillarless retreat sequencing at this depth to manage the impact of mining induced stress and potential seismicity.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

Figure 24-18 Wassa preliminary principal stress gradient with reference mines and regions (OreTeck, 2020)

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

24.3.3.2	Geotechnical Rock Mass Model

A geotechnical rock mass model was created for the Southern Extension using the geotechnical drill hole database. The rock mass model includes data for RQD, field strength estimates and Joint Set Number (Jn) with estimates of Barton’s Q values, Q’ (Barton et al, 1974), GSI and RMR rock mass characterization systems. A plan view and cross section of the point model is shown in Figure 24-19.

Figure 24-19 Geotechnical rock mass model in Southern Extension, showing Q-prime in plan (left) and cross-section (OreTeck, 2020)

24.3.3.3	Geotechnical Design, Stopes

The Modified Stability Graph (MSG) method (Matthews, 1981; Potvin, 1988) described in 16.3.2.5.1 was used to assess the Southern Extension stope stability.

Observations from the site Ground Control Management Plan for Joint Roughness (Jr) and Joint Alteration (Jw) were applied in the rock mass model to calculate Q-prime in the Matthews modified stope stability assessment to determine stable, unsupported stope side-walls (hanging) and crowns. The RQD values were used to estimate Barton Q values to calculate the stable stope dimension.

Modifying factors, B and C described in Section 16.3.2.5.1 were adopted for the Southern Extension.

Modifying factor, A, which accounts for induced mining stress and intact rock strength, was adjusted with increasing depth, using the overburden weight and depth of stoping below surface. This approach will be refined to include the in-situ stress gradient once additional in-situ stress measurements are available. Numerical modelling will be required to determine the expected mining induced stress field at increasing mining depths.

24.3.3.3.1	Panels 4 and 5

The preliminary stope stability parameters for transverse and longitudinal stopes in Panels 4 and 5 of the southern extension are summarized in Table 24-5 and Table 24-6.

The unsupported stable design hydraulic radii are plotted on the stope stability curve shown in Figure 24-20 for expected rock mass conditions and current design stope hanging-wall geometries are summarized in Table 24-7.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

Table 24-5 Modified Stability Number (N’) for Panels 4 and 5, transverse stopes (after Potvin, 1988)

Parameter		Stope Wall, Transverse		Comments
		Back	Side (Hanging)
Q’		50	50	From Rock Mass Model values
UCS, Sigma C	Mpa	130	130
Depth	m	850	850	At 170 mRL
Max. Principal Stress, Sigma 1	Mpa	25	25	Estimated overburden stress, subject to in-situ stress measures
Stress : Strength Ratio	1:	5.2	5.2
Factor A		0.6	0.6
Angle between Stope Face & Daylighting Joint		15°	15°	Critical Joints, based on Panels 1-3
Factor B		0.2	0.2	Average dip of stopes is 70°
Potential Failure Mode		Gravity	Slabbing	Gravity or Slabbing
Dip of Stope Face		0°	75°	Hanging-wall dip angle from initial MSO stope shapes
Factor C		2	6.4
N = Q’ x A x B x C		12	38
Expected Stable Hydraulic Radius		6.3	10.1

Table 24-6 Modified Stability Number (N’) for Panels 4 and 5, longitudinal stopes (after Potvin, 1988)

Parameter		Stope Wall, Longitudinal		Comments
		Back	Side (Hanging)
Q’		50	50	From Rock Mass Model values
UCS, Sigma C	Mpa	130	130
Depth	m	850	850	At 170 mRL
Max. Principal Stress, Sigma 1	Mpa	25	25	Estimated overburden stress, subject to in-situ stress measures
Stress : Strength Ratio	1:	5.2	5.2
Factor A		0.6	0.6
Angle between Stope Face & Daylighting Joint		15°	15°	Critical Joints, based on Panels 1-3
Factor B		0.2	0.5	Average dip of stopes is 70°
Potential Failure Mode		Gravity	Slabbing	Gravity or Slabbing
Dip of Stope Face		0°	75°	Hanging-wall dip angle from initial MSO stope shapes
Factor C		2	6.4
N = Q’ x A x B x C		12	96
Expected Stable Hydraulic Radius		6.3	13.8

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

Figure 24-20 Unsupported stable stope spans for expected rock mass conditions and current design hydraulic radii (Mathews, 1981; Potvin, 1988)

Table 24-7 Stable stope dimensions, Panels 4 and 5

Stope Dimension		Transverse Stope				Longitudinal Stope
		MIN	MAX	Design		MIN	MAX	Design
				Primary	2ndary
Height	m	25	100	100	50	25	50	25
Strike Length	m	20	20	20	20	<60	75	60
Width across Strike	m	15	30	30	25	<15	15	15
Dip, end/side-walls		75°	75°	75°	75°	75°	75°	75°
24.3.3.3.2	Panels 6-8

Insufficient geotechnical data is available in Panels 6-8 to conduct the assessment done for panels 4 and 5. Geotechnical conditions have been assumed to be consistent with the panels above so similar design criteria have been assumed, with additional consideration for in-situ stress conditions requiring a change in mining method at depth.

Stopes in Panel 6 have been designed using the Panel 4 and 5 dimensions, recognizing that Panel 6 is lies between 800 and 1,000m depth. Further studies may recommend that this panel use pillarless retreat sequencing or shorter primary stope heights.

The vertical stable stope spans for Panels 7 and 8 have been reduced to 50 m based on the empirical stable stope span assessment, which considers the increased maximum mining induced stress with depth. Changing the stope sequence to Pillarless Retreat will also be required to manage mining induced stress.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

Figure 24-21 contains a heat map of the stope unsupported hydraulic radii determined by the geotechnical assessment.

Figure 24-21 Unsupported hanging-wall stable hydraulic radii for Southern Extension, longitudinal view (OreTeck, 2020)

24.3.3.4	Mining Induced Seismicity

As the Southern Extension is developed and the stoping progresses below 800 m, the risk of strain bursting could emerge because of the estimated in-situ stress gradient and the competent rock mass conditions and mining induced seismicity, which may occur. Further assessment and numerical modelling is required to investigate the expected stress environment and response to mining.

A seismic network of approximately 5 geophones will be completed during mining of Panels 4 and 5 to establish a seismicity and rock noise baseline. The system will be required prior to commencing below 800-1000 m threshold depth (200-0 mRL). The progression of mining induced seismicity will then be measured and analysed to provide a better understanding of the rock mass response to ahead of mining in Panels 6, 7 and 8.

24.3.4	Hydrogeology

In 2019, GSR undertook hydrogeological studies to test hydrogeological conditions in the Southern Extension zone. Testing identified a fresh rock aquifer with low primary porosity and narrow, higher permeability zones along discreet zones associated with fracturing/faulting/shearing. These are isolated and will generally form a very small percentage of the overall rock mass and will only cause localized higher inflow in the underground workings. Base case modelling indicated that the underground would likely produce an average of 1,149 m3/d (13.3 l/s) at the end of the 2021, increasing to 4,250 m3/d (49.2 l/s) at the end of 2024.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

24.3.5	Backfill

Backfill for stopes in Panels 4-8 will include both cemented paste and unconsolidated rock fill.

24.3.5.1	Paste Fill

Paste backfill is the primary fill system proposed for stopes in Panels 4-8.

Paste will be supplied from the recently constructed plant and properties are assumed to be consistent with paste filling in Panels 1 and 2.

The increased mining rate is at the upper end of the benchmark capacity which can be supported by the current paste plant and an allowance for capital expenditure to upgrade capacity is included. This is likely to be achieved through establishment of new boreholes and distribution, but also may require additional filtration capacity in the plant.

24.3.5.2	Rock Fill

Rock fill is also planned in Panels 4-8 primarily as a method of disposing development waste to avoid hauling to and dumping at surface.

Waste rock can be dumped in the following stope void types, without the resulting fill mass negatively impacting neighbouring stopes:

•	Secondary stopes which are at least two lifts above a sill pillar;
•	Secondary stopes with no planned stoping immediately below;
•	End stopes in any sequence with no planned stoping alongside; or
•	Where waste rock can be integrated into the fill mass by placement during the paste fill cycle (eg: core and shell), although this results in extending duration of the fill cycle due to the relatively slower rate of waste rock generation, compared to paste filling.
24.3.6	Ventilation

Initial development of the Southern Extension zone will utilize the Panel 2 ventilation circuit, which will require the intake and exhaust shafts planned for construction in 2021/22 to be increased to 6.0 m diameter.

The ventilation design for Panels 4-8 includes the following high level concepts:

•	Duplicated infrastructure on the east and west sides of the mine.
•	One each side of the mine, two intake/exhaust circuits:
o	Decline circuit: intake via the decline ramp and exhaust via series of raises connected to the decline. This circuit supports advancing the decline ramp face and ventilation of activity on the decline itself; and
o	Production circuit: intake raises will deliver fresh (possibly refrigerated, depending on timing) air to the block for first use on the levels, and exhaust via a series of raises, connected to the bottom level of the block.

These circuits will connect to the main ventilation infrastructure which will consist of 5.0-6.0 m diameter shafts to surface for intake and exhaust, pending geotechnical assessment of unsupported diameters. Ventilation quantities have been determined using 5.5 m diameter main infrastructure shafts.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

24.3.6.1	Main Infrastructure

The ultimate ventilation network has been designed to deliver 1,150 m3/s airflow which is required in 2032.

It will include 3 exhaust shafts and 2 intake shafts, which modelling has assumed as unsupported 5.5 m diameter shafts, although 6.0 m diameter would improve ventilation efficiency and operating cost, subject to geotechnical assessment. Figure 24-22 shows the ventilation circuit with main fan installation timing.

The shafts parallel to the production blocks have been modelled at 3.5 m diameter which is considered appropriate to this level of assessment. However, one of the priority opportunities for future optimization is to increase these shafts to larger diameters and improve network efficiency.

Figure 24-22 Wassa Panels 4-8, ventilation stages, oblique view

24.3.6.2	Production Block Circuits

A generic production block ventilation set up is shown in Figure 24-23. Each production block will be serviced by two 3.5 m diameter raises, one each for intake and exhaust which will connect to the main airways. This diameter was selected to permit construction with a medium size-class raise drill and ensure no geotechnical risk but requires further investigation to confirm diameter as there are benefits if these shafts can be developed with larger profiles.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

•	Intake: air is delivered directly from the intake raise to the working levels where the majority of work done outside air-conditioned machine cabins is conducted.

This, along with the use of orepasses to remove trucks from the production levels, is a key element to maximizing ventilation network efficiency. Separating the highest quality air from contaminants and heat (ie: truck hauling) maximizes the benefit of that air and minimizes energy wasted on airflow volumes and refrigeration, by moving it to a working area in a haulage decline.

•	Exhaust: is via the dual-use orepass, which will connect at the bottom of the block, to the block’s exhaust raise. A regulator at the base of the raise will control total volume through the block and flow on the levels above will be controlled by covering the orepass fingers.

Temporary ventilation restrictions will be required to prevent open stope voids short-circuiting the exhaust system which will likely result in low airflow and failure to remove dust and contaminants on the level.

With the 3.5 m diameter raises, each block can sustain three simultaneous working levels with 30 m3/s (90 m3/s total) where higher flow rates will require larger diameter, or duplicate, airways. 30 m3/s per working level is lower than that needed in Panels 1-3 as trucks are not loaded on the level in Panels 4-8. Reduction of diesel equipment, through full electrification or hybrid units, provides opportunities to further reduce the airflow demand on each level.

Figure 24-23 Panels 4-8, production block ventilation flows

24.3.6.3	Decline Circuits

Each of the east and west declines will be ventilated with a separate circuit separate from the production blocks. The decline circuits will be exhausted by a series of raises (either 3.5 m raisebore or 4 x 4 m long hole raises, depending on length) which will pull up to 190 m3/s through the decline ramps.

Twin 200 kW fans with 1400 mm low resistance duct will enable secondary vent runs of up to 500 m between airway extensions (approx. 70 m vertical spacing), assuming 30 m3/s airflow at the face.

The mine schedule places the highest development priority on the decline ventilation circuit, followed by advancing the next leg of the decline ramp, then level development to establish the new production block ventilation circuit.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

24.3.6.4	Surface Fans

The Southern Extension primary exhaust fans have been forecast to develop the applied pressures and require the motor power shown in Figure 24-24, assuming 5.5 m diameter main shafts. Applied pressure does not include fan losses. Intake fans have been selected to ensure that there is sufficient velocity maintained in the ramps and across the production levels. Surface fan configurations were not assessed in this study, however, GSR will seek to standardize its fan motor size across its main fans.

Figure 24-24 Primary fan applied pressure (air density 1.1 kg/m3) and motor power (75% efficiency)

24.3.6.5	Refrigeration

A basic climatic study was completed by SRK to estimate the potential for refrigeration, assuming a reject temperature of 30.0°C as the design limit for acclimated workers.

The heat load associated with the rock mass was not considered in this assessment because of the low projected virgin rock temperature through most of the mine. Measurements will be required as the development deepens as the project progresses and a thermal model will be required.

Refrigeration requirements based on heat loads were estimated for:

•	Auto compression;
•	Electrical equipment (including fans); and
•	Mobile equipment.

A psychrometric heat balance was developed to provide a basic comparison, or indication, of a refrigeration requirement. The three components used for this initial analysis include auto compression, equipment loads, and the natural cooling capacity of the unrefrigerated air. The calculations and assumptions are on the mobile fleet schedule; Y13 has the highest refrigeration requirement, which is shown by heat source in Figure 24-25. Figure 24-26 shows the refrigeration demand over the total scheduled life.

Figure 24-25 Heat loads and cooling summary for Y12 (SRK, 2021)

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

Figure 24-26 Estimated refrigeration capacity over mine life (SRK, 2021)

24.3.7	Mining Schedule

Mining quantities for Panels 4-8 were scheduled using Deswik software, with spatial links between development and stoping, and capacity constraints which reflect the methodology and sequence outlined above.

The key scheduling assumptions applied were:

•	Advance rates:
o	Single heading: maximum 100 m/mth for decline heading group (face, stockpiles and vent accesses);
o	Multiple heading/Levels: maximum 180 m/mth for groups once primary ventilation is established past the level;
•	Maximum ROM material from a single stope: 2,300 tonnes per day; and
•	Total Material Movement: up to 2.7 Mtpa to ROM and 1.0 Mtpa to waste.

Milestones assumed in the scheduling of Panels 4-8 are:

•	Year 1: Definition drilling, targeting upgrade of the Inferred Mineral Resource in Panel 4 and 5, feasibility study for Panels 4 and 5 commences;
•	Year 2: Definition drilling and feasibility study for Panels 4 and 5 completed, project approved and development initiated late in year;
•	Year 3: Development commences with some development material to ROM;
•	Year 5: Development ongoing, first stope production;
•	Year 6: Ramp up of stoping rate;
•	Year 7/8: Stoping ramped up and mining rate from Panels 4-8 matches processing capacity;
•	Years 9-16: Mining rate to ROM maintained at processing capacity, with reducing development rate from year 13 onwards; and
•	Year 17: Mining complete.

The Southern Extension mining schedule is contained in Table 24-8.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

Table 24-8 Wassa mining schedule quantities, Southern Extension PEA

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

Figure 24-27 Lateral development schedule for Southern Extension PEA

Figure 24-28 ROM material mining schedule for Southern Extension PEA

24.3.8	Mobile Equipment

The mobile equipment fleet for Panels 4-8 is assumed to be the standardized machine types planned for Panels 1-3. The planned higher mining rate and depth of Panels 4-8, particularly in later years, will require truck haulage rates to increase well above what is currently required at Wassa – more than four times higher in peak years.

The haulage plan in this assessment is validated by a haulage simulation completed by SRK in December 2020 (SRK,2020 a & b). Various scenarios were simulated:

•	2020 haulage quantities to calibrate model;
•	Comparison of 40 t vs 60 t trucks;
•	Limiting haulage capacity for single ramp, hybrid loop consisting of a single decline in the Southern Extension and dual ramp system above 595 mRL and one-way loop decline configurations; and
•	Truck fleet estimation for Panels 4-8 mining schedule.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

The results indicated:

•	For 40 t trucks in a single decline configuration, the current production rate of 5,000 t/d (1.8 Mtpa) is approaching the system’s limiting capacity, which supports the planned upgrade to 60 t units;
•	Limiting capacity of 60 t trucks with a single decline, is in the order of 7,000 t/d (2.6 Mtpa), indicating that increasing the mining rate to match installed processing capacity will require the haulage system to operate at maximum capacity and will realize reduced efficiency due to traffic interactions in the single ramp;
•	Limiting capacity of 60 t trucks with two decline ramps through from the working levels through to surface, creating a one-way haulage loop, creates a system which is limited only by loading unit capacity and how many trucks can be supported by the ventilation system. Rates in excess of 10,000 t/d (3.6 Mtpa) should be achievable.

Truck fleet numbers in the mining schedule were calibrated to match the simulation numbers with <1% variance of truck-years in the two estimates.

The fleet schedule for Panels 4-8 is shown in Table 24-9.

Table 24-9 Mobile fleet schedule, Southern Extension PEA

24.3.9	Mine Services
24.3.9.1	Dewatering

This study assumes pumping stations will be installed similar to the one recently constructed at the 620 mRL, which will pump approximately 400 m vertically to surface. Similar stations will be required around the 220, -180 and -500 mRL levels. The base case simplistically assumes these stations pumping in series, but more optimal solutions are likely to be developed as the project progresses.

24.3.9.2	Electrical

Panels 4-8 will connect into the 11 kV circuit at 570 level ring main unit, which is supplied 8.0 MVA from surface. The 11 kV circuit will be extended throughout the Southern Extension using substations (11 kV/1 kV 2.0MVA) placed every 5-6 levels which will result in approximately one substation per production block. The Southern Extension will continue to use 1 kV distribution to electrical starter boxes for equipment, fans and pumps.

The surface electrical infrastructure network is expandable to allow for increased loads in the mine required for additional work areas or increased electrification (eg: electric trucks), defined as “Phase 2 expansion” in Figure 24-29. Phase 2 can incorporate an 11 kV ring main. Further work is required to define and schedule electrical loads which will then define the requirement for the Phase 2 expansion.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

Figure 24-29 Electrical distribution with Phase 2 expansion required to support Southern Extension

24.3.9.3	Other services

Compressed air and water supply for each decline will connect from Panel 2’s circuit. Additional compressors for the air circuit and a pressure reduction strategy for the water supply will be determined in future studies.

24.4	Metallurgical Testing

A test work program was completed in September 2018 characterizing the comminution and metallurgical performance of samples selected from the Southern Extension. The test work was completed by the Minerals Engineering Department of the University of Mines and Technology, Tarkwa.

24.4.1	Scope

The metallurgical evaluation test work program included the following investigations:

  Head Assays (gold only);
  Bond Ball Work Index (BBWi);
  Gravity Concentration;
  Leachability vs Grind test work;
  Preg-Robbing Characterization;
  Diagnostic Leaching; and
  Reagent Consumption test work.

Test work details and conclusions are taken from “Profiling of Mining Zones at Golden Star Resources, Wassa Mine” September 2018.

24.4.2	Sampling and Head Assays

The seven composites were selected from drill core in Lower F Shoot (Pod 1), Upper F Shoot (Pod 2) and B Shoot (Pod 3). A summary of the selected intervals is presented in Table 24-10 and locations in Figure 24-30.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

Table 24-10 Metallurgical Composite Sample Location

Met Sample ID	Hole ID	Interval (m)	Weight (kg)	Grade (Au g/t)
WUG-SLC-18MET001 (Lower F Shoot)	BS17DD385D2	539.0 – 554.2	19.46	1.10
	BS17DD385D2	559.0 – 624.4	37.95	4.84
	BS17DD385M	1046.0 – 1074.0	32.81	4.16
Total WUG-SLC-18MET001			90.22	3.79
WUG-SLC-18MET002 (Lower F Shoot)	BS17DD385D3	752.0 – 790.0	42.94	7.91
	BS18DD388D1	544.3 – 591.0	59.55	2.17
Total WUG-SLC-18MET002			102.49	4.58
WUG-SLC-18MET003 (Lower F Shoot)	BS17DD385D3	790.0 – 885.0	107.35	3.88
Total WUG-SLC-18MET003			107.35	3.88
WUG-SLC-18MET004 (Upper F Shoot)	BS18DD388D2	279.6 – 330.2	57.18	2.96
	BS18DD388M	1005.0 – 1042.1	41.92	5.44
Total WUG-SLC-18MET004			99.10	4.01
WUG-SLC-18MET005 (Upper F Shoot)	BS18DD388D2	337.2 – 346.2	10.17	3.13
	BS18DD388M	1042.1 – 1077.4	39.89	3.87
Total WUG-SLC-18MET005			50.06	3.72
WUG-SLC-18MET006 (B Shoot)	BS18DD389M	722.0 – 396.1	30.71	4.00
	BS18DD389M	766.0 – 351.6	25.59	3.10
Total WUG-SLC-18MET006			56.30	3.59
WUG-SLC-18MET007 (B Shoot)	BS17DD385D1	293.1 – 315.1	24.86	3.89
	BS17DD385D1	345.1 – 367.1	24.86	2.71
	BS17DD385M	869.2 – 886.0	18.98	2.60
	BS17DD385M	915.0 – 929.9	20.23	3.42
Total WUG-SLC-18MET007			88.93	3.18

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

Figure 24-30 Metallurgical Sample Drillhole Location

Each composite was crushed and blended, then submitted for assay with results summarized in Table 24-11. There is significant variation in several of the composites between the assay head grade and the calculated head grade based on weighted core assays. This typically suggests the presence of coarse free gold within the sample which can cause variance in assay results both within a single blended sample and between core splits as observed here. This is consistent with operating experience at Wassa underground mine where there is significant variation in assay repeatability and high gravity recoverable gold content in both geological and metallurgical samples.

Table 24-11 Metallurgical Composite Head Assay

Met Sample ID	Head Grade
	Assay 1	Assay 2	Average	Weighted Avg. of Intervals
	Au g/t	Au g/t	Au g/t	Au g/t
WUG-SLC-18MET001	5.34	5.15	5.25	3.79
WUG-SLC-18MET002	5.09	5.16	5.13	4.58
WUG-SLC-18MET003	4.55	4.47	4.51	3.88
WUG-SLC-18MET004	4.75	5.09	4.92	4.01
WUG-SLC-18MET005	3.78	4.04	3.91	3.72
WUG-SLC-18MET006	4.24	4.01	4.13	3.59
WUG-SLC-18MET007	3.91	3.99	3.95	3.18

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

24.4.3	Comminution Tests

BBWi tests were undertaken on all composites at a closing screen size of 106 µm to give a mill product of around 75-80% passing 75 µm. The results are summarized in Table 24-12.

Similar to the 2015 Feasibility Study test work on samples in the current mining areas, the BBWi results of 13.6-15.7 kWh/t indicate moderate hardness. There is no strong trend of increasing BBWi with depth based on the current results, shown in Figure 24-31.

Table 24-12 Bond Ball Work Index Results

Met Sample ID	Bond Ball		Average
	P80	BBWI	RL
		kWh/t	m
WUG-SLC-18MET001	71	15.7	50
WUG-SLC-18MET002	72	14.4	-145
WUG-SLC-18MET003	72	14.8	-295
WUG-SLC-18MET004	65	13.8	50
WUG-SLC-18MET005	71	15.0	-35
WUG-SLC-18MET006	67	13.6	-350
WUG-SLC-18MET007	75	14.7	250

Figure 24-31 Ball Mill Bond Work Index against sample depth (mRL)

24.4.4	Gravity Recovery Tests

Gravity recovery test work was carried out on all seven composites at two different grind sizes (P80 700 µm or P40 106 µm). The coarser grind represents a typical cyclone underflow feed to a centrifugal concentrator after screening off the >1.0 mm fraction. The second, finer, feed was tested to establish what additional liberation of free gold occurs that can be recovered by gravity concentration. All tests were carried out on a laboratory scale Knelson concentrator.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

A summary of the results is presented in Table 24-13. There is some increase in gold recovered to concentrate for finer ground samples but any consideration of feeding a more finely ground product would need to assess the overall recovery/cost benefit to the flowsheet.

Table 24-13 Gravity Recovery Gold - Summary

Met Sample ID	Gravity Recovery (%)
	P80 700µm	P40 106µm
WUG-SLC-18MET001	40.6	41.8
WUG-SLC-18MET002	29.1	42.3
WUG-SLC-18MET003	15.1	27.7
WUG-SLC-18MET004	19.1	28.0
WUG-SLC-18MET005	24.0	31.2
WUG-SLC-18MET006	16.5	21.6
WUG-SLC-18MET007	19.7	26.8
24.4.5	Leaching Tests

Leaching test work was carried out on all the composites to assess multiple variables including:

  Grind sensitivity;
  Preg-robbing characterization;
  Diagnostic Leaching; and
  Reagent Consumption.
24.4.5.1	Grind Sensitivity

Grind sensitivity cyanide leach tests were done on all composites at three different grinds (P40, P60 and P80 106µm) for whole of ore feed with otherwise consistent leaching conditions (pH and NaCN concentration). The grind sensitivity tests were carried out as direct leach only on whole of ore feed (not gravity concentration tails) and as such, the leach extraction results can only be used for assessment of relative grind sensitivity. A summary of the results is presented in Figure 24-32.

All composites showed some degree of grind sensitivity with the B-Shoot composites showing the least variation across grind sizes. Tests utilizing lead nitrate as a leach additive indicated no improvement of leach recovery or reducing cyanide addition to maintain leach extraction or cyanide concentration.

Figure 24-32 Direct Leach – Grind Sensitivity Summary

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

24.4.5.2	Preg-Robbing

Preg-robbing characterization tests were completed on all composites to test for any gold adsorption potential from naturally occurring organic carbon in the samples. Any gold adsorbed by the naturally occurring organic carbon presents as unleached gold in tailings. The characterization is achieved by comparing direct leach gold extraction with carbon-in-leach (CIL) gold extraction as generally activated carbon can adsorb leached gold-cyanide complexes faster than any naturally occurring organic carbon resulting in limited ‘robbing’ of the leached gold in solution. The results are summarized in Figure 24-33.

Moderate preg-robbing is observed in the Lower F-Shoot composites, less in the Upper F-Shoot composites and minimal in the B-Shoot composites. This suggests there may be lithological differences between the deposit zones or potential for increasing preg-robbing with relative depth.

Figure 24-33 Preg-robbing Characterization Summary

24.4.5.3	Reagent Consumption

Reagent consumption tests were completed under standard leach conditions to establish baseline reagent consumption data and any trends in consumption across the composites. Results are summarized in Table 24-14.

There was no observable variation in lime consumption across the composites although the natural pH is trending in the F-Shoot composites compared against the B-Shoot composites. The cyanide consumption is also relatively higher in the F-Shoot composites. This could be an indication of increased reactive sulphides in the F-Shoot compared to the B-Shoot.

Table 24-14 Reagent Consumption Summary

Met Sample ID	Reagent Consumption
	Natural	Ca (OH)2	CaO eq.	NaCN
	pH	Kg/t	Kg/t	Kg/t
WUG-SLC-18MET001	9.1	1.0	0.8	0.17
WUG-SLC-18MET002	9.3	1.0	0.8	0.18
WUG-SLC-18MET003	9.3	1.0	0.8	0.15
WUG-SLC-18MET004	9.3	1.0	0.8	0.19
WUG-SLC-18MET005	9.6	1.0	0.8	0.13
WUG-SLC-18MET006	9.5	1.0	0.8	0.13
WUG-SLC-18MET007	9.6	1.0	0.8	0.14

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

24.4.5.4	Diagnostic Leach

A diagnostic leach was completed on the composites. Results are summarized in Table 24-15. Reasonable variation can be seen in the free-milling component of the composites. As the work was completed on whole ore and not gravity tailings, depending on the coarse gold component (which is typically difficult to leach in any reasonable time frame), the ‘free milling’ component could be under-represented.

Table 24-15 Diagnostic Leach Summary

Met Sample ID	Distribution
	Free-milling	Carbonates	Sulphides	Carbonaceous	Quartz Locked
WUG-SLC-18MET001	88.1%	2.4%	4.1%	3.1%	2.4
WUG-SLC-18MET002	84.5%	1.9%	6.3%	4.4%	2.8
WUG-SLC-18MET003	85.4%	1.4%	2.8%	3.8%	6.6
WUG-SLC-18MET004	93.8%	1.2%	2.4%	1.8%	0.9
WUG-SLC-18MET005	89.4%	1.2%	5.1%	2.7%	1.6
WUG-SLC-18MET006	92.2%	0.7%	3.7%	2.0%	1.4
WUG-SLC-18MET007	89.5%	1.1%	4.4%	2.9%	2.2
24.4.6	Test Work Findings

The level of detail, type of test work and sample representivity of the metallurgical tests completed for the Inferred Mineral Resource which forms the Southern Extension, is sufficient to develop metallurgical performance criteria to support generation of a plant feed schedule for this preliminary assessment. Further test work is required to inform future studies and provide the requisite level of confidence as the project progresses toward any potential development decision.

24.4.6.1	Comminution

The BBWi results for the Southern Extension composites tested are similar to those of the 2015 Feasibility Study test work, suggesting that the Southern Extension will likely have a similar performance in any moderate to fine grinding environment as material mined from underground to date.

24.4.6.2	Gravity Concentration and Leaching

Based on a limited number of test samples, the test work results indicate material from the Southern Extension can potentially deliver similar recovery profiles to material currently processed.

There is some risk evident with all composites showing some level of preg-robbing (very mild to moderate), although the observed degree of preg-robbing is considered manageable within the existing Wassa process plant. Further work is required to characterize the issue and better understand the underlying controls (lithology, depth, zonal). All future test work should be carried out on gravity tails to reduce head grade variation and provide more definitive leach performance data.

The composites tested were amenable to gravity concentration at coarse feeds typical of cyclone underflow in the Wassa processing plant. There is a potential opportunity increase gold recovery to concentrate by changing the concentrator feed stream to cyclone feed rather than cyclone underflow. This can be assessed in the next phase of work.

Some level of grind sensitivity was observed for the Southern Extension. Additional test work and cost/benefit analysis is required to select the optimal grind size but tests indicate that material from the Southern Extension will perform similarly to current material.

Reagent consumption data from the test work is generally aligned with that achieved in the 2015 Feasibility Study suggesting similar performance to material currently being processed.

The diagnostic leach suggested minor amounts of gold is locked in quartz, carbonaceous material and sulphides. The latter two can generally be addressed through pre-leach aeration, optimal grind size and Carbon-in-leach. Future diagnostic work should be completed on gravity tails rather than whole of ore to deliver more definitive/absolute performance data rather than relative performance data.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

Future leach test work should consider finer grind leach conditions as well as optimizing reagents and air/oxygen addition on gravity tails. Mineralogy of the gravity tails and leach tails is also required to support the optimization and diagnostic leach test work.

24.5	Recovery Methods

It is proposed that the Southern Extension will use the same recovery methods as currently employed at Wassa. No additions or alterations to the processing plant have been assumed in this preliminary assessment.

Metal recovery calculations through the process plant are consistent with the approach for current operations with the additional consideration that recoveries for higher grade material are capped at 95.0%.

Further metallurgical testing will seek to confirm and optimized plant configuration for processing material from the Southern Extension.

The processing schedule is shown in Table 24-16.

Figure 24-34 Processing schedule for Southern Extension PEA

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

Table 24-16 Processing Schedule, Southern Extension PEA

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

Figure 24-35 Gold Production schedule for Southern Extension PEA

24.6	Infrastructure

Wassa is an operating site and its installed infrastructure will continue use during the development and operation of the Southern Extension. Additional capital items for the Southern Extension include:

•	Main ventilation fans, described in section 24.3.6.4
•	Refrigeration plant, described in section 24.3.6.5
•	Potential paste fill expansion, described in section 24.3.5.1

The requirement for an electrical expansion will be assessed during further studies. Section 24.3.9.2 outlines a possible surface and underground configuration. Electrical equipment is included in the scope of general sustaining capital allowance.

24.7	Environmental, Permitting and Social and Community Impact

The following items are relevant to the PEA:

•	Environmental and Permitting
o	Permitting: The expansion of underground mining operations outlined in this assessment are not anticipated to require additional permitting. Whilst this study does indicate a material increase in production from current levels, it is within the current permitted limits.
o	TSF: Planned tailings volumes are will be met by the approved TSF design capacity. The TSF facility was designed for high tonnage open pit mining and will be sufficient to store the balance of tailings calculated in the new plan, after accounting for tails solids used in paste backfill.
o	Hydrogeology: Additional modelling for the southern extension is in development and will continue to inform mine dewatering and water management design.
o	Biodiversity: The expansion of underground mining operations outlined in this assessment are not anticipated to cause further impact to flora and fauna. All proposed surface facilities lie within previously impacted areas.
•	Social and Community Impact
o	Resettlement and Compensation: The expansion of underground mining operations outlined in this assessment is not anticipated to trigger the requirement to resettle people, with plans for mining, tailings and waste rock storage accommodated by existing permits and previously compensated lands.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

24.8	Closure Planning

Closure costs include all tenure associated with GSWL including Wassa, Hwini Butre and Benso concessions. The PEA estimates $3.0 M for closure activities associated with the Southern Extension.

24.9	Capital and Operating Costs

Costs for this assessment were estimated using methodology and classification consistent with that applied to Panels 1-3.

24.9.1	Capital Costs
24.9.1.1	Cost Estimation, Capital
24.9.1.1.1	Major Projects

Estimate basis and timing of major projects required for the Southern Extension are shown in Table 21-1.

Table 24-17 Cost estimate, Major Projects for Southern Extension PEA

24.9.1.1.2	Mine Development

Mine development cost allocations to capital were calculated consistent with the methodology for Panels 1-3.

Table 24-18 Mine development capital allocation for Southern Extension PEA

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

24.9.1.1.3	Minor Projects

Minor Projects costs are estimated consistent to methodology used for Panels 1-3 with lower unit costs resulting from the fixed and variable costs being applied over increased annual production.

Table 24-19 Cost estimate, Minor Projects for Southern Extension PEA

24.9.1.1.4	Mobile Fleet

Mobile fleet categories and machine capacity assumptions are consistent to those applied for Panels 1-3. Table 24-20 shows the purchases required to deliver the scheduled mining for the Southern Extension.

Table 24-20 Cost estimate, Mobile Fleet addition/replacement schedule for Southern Extension PEA

24.9.1.2	Capital Allocations, Growth and Sustaining

For this assessment of the Southern Extension zone all capital expenditure is allocated to growth until 5% of the total production inventory is mined and the zone is considered to be in full production.

The allocation methodology of growth capital has an expected accuracy of +/-30%, where the error will result in misallocation of capital to either of growth/sustaining.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

Table 24-21 Capital cost summary for Southern Extension PEA

24.9.2	Operating Costs

Operating costs are estimated consistent to methodology used for Panels 1-3 with the general trend that lower unit costs resulting from the fixed and variable costs being applied over increased annual production.

Haulage allowances in the development and operating costs increase significantly over the project as mining depth increases. Haulage costs start at $3.08 /t in year 2 with 3.3 km average haul, increases to $5.36 /t in year 9 with 5.7 km average haul and peak in year 16 at $9.01 /t with 9.6 km average haul to the portal bench.

Costs are added for refrigeration to allow for energy, consumables and maintenance for the refrigeration plant. Cost estimate is based on indicative benchmark ratios provided by SRK with the ventilation study. Assumes power cost calculated as 250 kW electrical power per MWR, 8,000 hours per year at a diversity factor of 0.75 and the Genser supplied power rate of $0.135 /kWh. Allowance of 20% of the power cost is added for refrigerants, consumables, and maintenance.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

Table 24-22 Cost estimate, Operating for Southern Extension PEA

Table 24-23 Operating cost summary for Southern Extension PEA

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

24.9.3	Closure Costs

The closure cost allowance is the practical closure estimate for Wassa discussed in Section 20.6 plus $3.0 M for the Southern Extension zone.

Closure costs for the satellite deposits at Benso and Hwini Butre are not included in this assessment.

Table 24-24 Closure cost summary for Southern Extension PEA

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

24.10	Economic Analysis

The PEA inventory has been valued using discounted cash flows at an appropriate discount rate to determine a Net Present Value. The effective date is 31 December 2020.

Sensitivity analyses were performed for variations in gold price, gold grade, gold recovery, operating costs, capital costs and exchange rates to determine their relative importance as value drivers.

24.10.1	Cautionary Statements
•	Certainty of Preliminary Economic Assessment:

The preliminary economic assessment is conceptual. It includes Inferred Mineral Resources that are considered too speculative geologically to have the economic consideration applied to them to enable their classification as Mineral Reserve. There is no certainty the preliminary economic assessment will be realized.

•	Mineral Resources Are Not Mineral Reserves:

Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

24.10.2	Assumptions

Table 24-25 below shows the key inputs and assumptions used to develop the economic model.

Table 24-25 Key life of mine inputs and assumptions used in the economic model, PEA

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

24.10.3	Stream, Taxes and Royalty
24.10.3.1	Stream

Royal Gold holds a two tier gold stream over the Wassa LOM production:

•	Tier 1: delivery of 10.5% of all production at 20% of gold price until 240,000 ounces have been delivered; and
•	Tier 2: delivery of 5.5% of all production at 30% of gold price for all ounces thereafter.

The economic assessment for the PEA assumes remaining balance of the Tier 1 stream is 12,435 oz.

24.10.3.2	Taxes and Royalty

The income tax rate in Ghana is 35% of taxable earnings. The royalty rate is 5% of gross revenue. The government of Ghana holds a 10% free carried interest in the project. Taxation calculations have been prepared by GSR based on current application and legislation which may be subject to change beyond the scope of this assessment.

24.10.4	Economic Results, Base Case

The project is potentially economically viable at the Base Case gold price assumption ($1,300 /oz), with an after-tax NPV at 5% discount rate, of $ 452.2M (100% Basis). Table 24-28 shows the projected cash flows from the economic analysis and Table 24-27 presents the detailed results of the evaluation.

Table 24-26 Cash flows, PEA economic analysis – Base Case

Figure 24-36 Cash Flows by Year for Southern Extension – Base Case

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

Table 24-27 Economic Analysis – Base Case

Total/avg	Y1	Y2	Y3	Y4	Y5	Y6	Y7	Y8	Y9	Y10	Y11	Y12	Y13	Y14	Y15	Y16	Y17	Y18	Y19	Y20	Y21	Y22	Y23
PRODUCTION																									
Mining																									
Mined to ROM	kt	29,632		14	53	108	748	1,282	2,700	2,700	2,700	2,700	2,675	2,634	2,644	2,507	2,445	2,518	1,203						
ROM Grade	g/t	3.83	-	3.30	3.30	3.13	3.23	3.48	3.49	3.59	3.51	3.50	4.46	4.22	3.83	3.84	4.36	3.86	3.88	-	-	-	-	-	-
Mining Rate, to ROM	tpd	6,826	-	39	145	296	2,049	3,512	7,397	7,377	7,397	7,397	7,330	7,195	7,245	6,868	6,699	6,880	3,295	-	-	-	-	-	-
Mined to Waste	kt	29,632		79	292	426	1,058	916	948	948	948	948	948	948	790	474	316	316	316						
Mining Rate, Total Material	tpd	8,791	-	256	946	1,461	4,948	6,021	9,993	9,966	9,993	9,993	9,926	9,784	9,408	8,166	7,585	7,743	4,160	-	-	-	-	-	-
Processing																									
LG Stockpile	kt	29,632																							
LG Stockpile Grade	g/t	3.83	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Total Processed	**kt**	**29,632**	-	**14**	**53**	**108**	**748**	**1,282**	**2,700**	**2,700**	**2,700**	**2,700**	**2,675**	**2,634**	**2,644**	**2,507**	**2,445**	**2,518**	**1,203**	-	-	-	-	-	-
Feed Grade	g/t	3.83	-	3.30	3.30	3.13	3.23	3.48	3.49	3.59	3.51	3.50	4.46	4.22	3.83	3.84	4.36	3.86	3.88	-	-	-	-	-	-
Recovery		94.6%	-	95.0%	94.7%	94.2%	94.3%	95.4%	94.6%	94.7%	94.6%	94.6%	95.0%	95.0%	95.0%	95.0%	95.0%	95.0%	94.3%	-	-	-	-	-	-
Au Produced	**koz**	**3,456**	-	**1**	**5**	**10**	**73**	**137**	**287**	**295**	**289**	**287**	**364**	**340**	**309**	**294**	**326**	**297**	**142**	-	-	-	-	-	-
REVENUE																									
Au Selling Price	$/oz		-	1,300	1,300	1,300	1,300	1,300	1,300	1,300	1,300	1,300	1,300	1,300	1,300	1,300	1,300	1,300	1,300	-	-	-	-	-	-
Gross Revenue	**$M**	**4,493.2**	-	**1.9**	**6.9**	**13.3**	**95.2**	**177.7**	**372.9**	**383.4**	**375.1**	**373.1**	**473.4**	**441.5**	**402.1**	**382.5**	**423.6**	**386.3**	**184.2**	-	-	-	-	-	-
Less RG Stream, Tier 1	$M	12.9	-	0.2	0.6	1.1	8.0	3.1	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Less RG Stream, Tier 2	$M	167.1	-	-	-	-	-	5.4	14.4	14.8	14.4	14.4	18.2	17.0	15.5	14.7	16.3	14.9	7.1	-	-	-	-	-	-
Net Revenue After Stream	**$M**	**4,313.2**	-	**1.7**	**6.3**	**12.2**	**87.2**	**169.2**	**358.6**	**368.6**	**360.7**	**358.8**	**455.1**	**424.5**	**386.6**	**367.7**	**407.3**	**371.4**	**177.1**	-	-	-	-	-	-
OPERATING COSTS & ROYALTIES																									
Operating Unit Costs																									
Mining	$/t.mined	39.34	-	20.57	35.96	54.38	32.91	37.76	35.49	36.73	37.92	37.57	40.03	41.82	41.33	40.12	40.15	39.00	51.70	-	-	-	-	-	-
Processing	$/t.proc	17.58	-	13.67	13.67	13.67	13.67	11.27	17.57	17.57	17.57	17.57	17.60	17.66	17.65	17.87	17.97	17.85	24.98	-	-	-	-	-	-
G&A (excl. Refining)	$/t.proc	7.38	-	2.78	2.78	2.76	2.77	2.38	7.32	7.34	7.33	7.32	7.50	7.54	7.47	7.72	7.91	7.70	13.45	-	-	-	-	-	-
Total Cost per Tonne	**$/t.proc**	**64.29**	-	**37.02**	**52.42**	**70.81**	**49.35**	**51.41**	**60.38**	**61.63**	**62.81**	**62.46**	**65.13**	**67.03**	**66.45**	**65.71**	**66.04**	**64.55**	**90.12**	-	-	-	-	-	-
Operating Costs																									
Mining	$M	1,165.6	-	0.3	1.9	5.9	24.6	48.4	95.8	99.2	102.4	101.5	107.1	110.1	109.3	100.6	98.2	98.2	62.2	-	-	-	-	-	-
Processing	$M	520.8	-	0.2	0.7	1.5	10.2	14.4	47.4	47.4	47.4	47.4	47.1	46.5	46.7	44.8	44.0	44.9	30.0	-	-	-	-	-	-
G&A (excl. Refining)	$M	203.1	-	0.0	0.1	0.3	1.7	2.5	18.5	18.5	18.5	18.5	18.4	18.3	18.4	18.0	17.9	18.1	15.5	-	-	-	-	-	-
Refining	$M	15.6	-	0.0	0.0	0.1	0.3	0.6	1.3	1.3	1.3	1.3	1.6	1.5	1.4	1.3	1.5	1.3	0.7	-	-	-	-	-	-
Direct Cash Operating Costs	**$M**	**1,905.0**	-	**0.5**	**2.8**	**7.7**	**36.9**	**65.9**	**163.0**	**166.4**	**169.6**	**168.7**	**174.2**	**176.5**	**175.7**	**164.7**	**161.5**	**162.6**	**108.4**	-	-	-	-	-	-
Royalty	$M	224.7	-	0.1	0.3	0.7	4.8	8.6	18.6	19.2	18.8	18.7	23.7	22.1	20.1	19.1	21.2	19.3	9.5	-	-	-	-	-	-
EBITDA	**$M**	**2,183.5**	-	**1.1**	**3.2**	**3.9**	**45.5**	**94.7**	**176.9**	**183.0**	**172.4**	**171.5**	**257.2**	**225.9**	**190.8**	**183.9**	**224.6**	**189.5**	**59.3**	-	-	-	-	-	-
TAX																									
Income Tax	$M	527.2	-	-	-	-	-	-	35.9	45.4	39.5	39.7	72.2	61.1	49.7	49.4	66.8	56.1	11.3	-	-	-	-	-	-
Total Cash After Tax	**$M**	**1,656.2**	-	**1.1**	**3.2**	**3.9**	**45.5**	**94.7**	**141.0**	**137.6**	**132.8**	**131.8**	**185.0**	**164.8**	**141.1**	**134.5**	**157.9**	**133.4**	**48.0**	-	-	-	-	-	-
CAPITAL COST																									
Growth Capital	$M	228.8	4.9	12.9	25.2	37.1	73.5	64.4	-	10.0	-	0.8	-	-	-	-	-	-	-	-	-	-	-	-	-
Sustaining Capital	$M	560.7	-	-	-	-	-	15.1	65.1	64.9	66.2	65.8	62.5	61.2	54.9	31.7	30.9	31.6	11.0	-	-	-	-	-	-
Closure	$M	14.6	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	2.2	3.7	3.7	2.2	1.5	0.7	0.7
Total Capital Costs	**$M**	**804.1**	**4.9**	**12.9**	**25.2**	**37.1**	**73.5**	**79.5**	**65.1**	**74.9**	**66.2**	**66.6**	**62.5**	**61.2**	**54.9**	**31.7**	**30.9**	**31.6**	**13.2**	**3.7**	**3.7**	**2.2**	**1.5**	**0.7**	**0.7**
PROJECT CASH FLOW	**$M**	**852.1**	**-4.9**	**-11.8**	**-21.9**	**-33.2**	**-28.0**	**15.2**	**75.9**	**62.7**	**66.7**	**65.2**	**122.5**	**103.6**	**86.2**	**102.7**	**127.0**	**101.9**	**34.7**	**-3.7**	**-3.7**	**-2.2**	**-1.5**	**-0.7**	**-0.7**
DCF SUMMARY																									
EBITDA before taxes & capital	$M	2,183.5	-	1.1	3.2	3.9	45.5	94.7	176.9	183.0	172.4	171.5	257.2	225.9	190.8	183.9	224.6	189.5	59.3	-	-	-	-	-	-
Growth Capital	$M	228.8	4.9	12.9	25.2	37.1	73.5	64.4	-	10.0	-	0.8	-	-	-	-	-	-	-	-	-	-	-	-	-
Sustaining Capital	$M	560.7	-	-	-	-	-	15.1	65.1	64.9	66.2	65.8	62.5	61.2	54.9	31.7	30.9	31.6	11.0	-	-	-	-	-	-
Closure	$M	14.6	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	2.2	3.7	3.7	2.2	1.5	0.7	0.7
Pre-tax Project Cash Flow	**$M**	**1,379.4**	**-4.9**	**-11.8**	**-21.9**	**-33.2**	**-28.0**	**15.2**	**111.7**	**108.2**	**106.2**	**104.9**	**194.8**	**164.7**	**135.9**	**152.2**	**193.7**	**158.0**	**46.1**	**-3.7**	**-3.7**	**-2.2**	**-1.5**	**-0.7**	**-0.7**
Tax	$M	527.2	-	-	-	-	-	-	35.9	45.4	39.5	39.7	72.2	61.1	49.7	49.4	66.8	56.1	11.3	-	-	-	-	-	-
FREE CASH FLOW	**$M**	**852.1**	**-4.9**	**-11.8**	**-21.9**	**-33.2**	**-28.0**	**15.2**	**75.9**	**62.7**	**66.7**	**65.2**	**122.5**	**103.6**	**86.2**	**102.7**	**127.0**	**101.9**	**34.7**	**-3.7**	**-3.7**	**-2.2**	**-1.5**	**-0.7**	**-0.7**
Pre-tax NPV5%, 100% basis		**748.7**																							
After Tax-tax NPV5%, 100% basis		**452.2**																							
Pre-tax IRR, 100% basis		+46.7%																							
After Tax-tax IRR, 100% basis		+36.8%																							
UNIT COSTS																									
Direct Cash Operating Cost	$/oz	551	-	367	520	746	504	482	568	564	588	588	479	520	568	560	496	547	765	-	-	-	-	-	-
All-in Sustaining Cost, Site	$/oz	778	-	432	585	811	569	655	860	849	882	882	715	765	810	733	655	718	909	-	-	-	-	-	-

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine
24.10.5	Economic Results, Consensus Case

The project is potentially economically viable at the Consensus Case long-term gold price assumption ($1,585 /oz), with an after-tax NPV at 5% discount rate, of $ 783.5M (100% Basis). Table 24-28 shows the projected cash flows from the economic analysis and Table 24-29 presents the detailed results of the evaluation.

Table 24-28 Cash flows, PEA economic analysis – Consensus Case

Figure 24-37 Cash Flows by Year for Southern Extension – Consensus Case

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

Table 24-29 PEA Economic Analysis – Consensus Case

Total/avg	Y1	Y2	Y3	Y4	Y5	Y6	Y7	Y8	Y9	Y10	Y11	Y12	Y13	Y14	Y15	Y16	Y17	Y18	Y19	Y20	Y21	Y22	Y23
PRODUCTION																									
Mining																									
Mined to ROM	kt	29,632		14	53	108	748	1,282	2,700	2,700	2,700	2,700	2,675	2,634	2,644	2,507	2,445	2,518	1,203						
ROM Grade	g/t	3.83	-	3.30	3.30	3.13	3.23	3.48	3.49	3.59	3.51	3.50	4.46	4.22	3.83	3.84	4.36	3.86	3.88	-	-	-	-	-	-
Mining Rate, to ROM	tpd	6,826	-	39	145	296	2,049	3,512	7,397	7,377	7,397	7,397	7,330	7,195	7,245	6,868	6,699	6,880	3,295	-	-	-	-	-	-
Mined to Waste	kt	29,632		79	292	426	1,058	916	948	948	948	948	948	948	790	474	316	316	316						
Mining Rate, Total Material	tpd	8,791	-	256	946	1,461	4,948	6,021	9,993	9,966	9,993	9,993	9,926	9,784	9,408	8,186	7,565	7,743	4,180	-	-	-	-	-	-
Processing																									
LG Stockpile	kt	29,632																							
LG Stockpile Grade	g/t	3.83	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Total Processed	**kt**	**29,632**	-	**14**	**53**	**108**	**748**	**1,282**	**2,700**	**2,700**	**2,700**	**2,700**	**2,675**	**2,634**	**2,644**	**2,507**	**2,445**	**2,518**	**1,203**	-	-	-	-	-	-
Feed Grade	g/t	3.83	-	3.30	3.30	3.13	3.23	3.48	3.49	3.59	3.51	3.50	4.46	4.22	3.83	3.84	4.36	3.86	3.88	-	-	-	-	-	-
Recovery		94.8%	-	95.0%	94.7%	94.2%	94.3%	95.4%	94.6%	94.7%	94.6%	94.6%	95.0%	95.0%	95.0%	95.0%	95.0%	95.0%	94.3%	-	-	-	-	-	-
Au Produced	**koz**	**3,456**	-	**1**	**5**	**10**	**73**	**137**	**287**	**295**	**289**	**287**	**364**	**340**	**309**	**294**	**326**	**297**	**142**	-	-	-	-	-	-
REVENUE																									
Au Selling Price	$/oz		-	1,585	1,585	1,585	1,585	1,585	1,585	1,585	1,585	1,585	1,585	1,585	1,585	1,585	1,585	1,585	1,585	-	-	-	-	-	-
Gross Revenue	**$M**	**5,477.1**	-	**2.3**	**8.4**	**16.3**	**116.0**	**216.7**	**454.6**	**467.3**	**457.3**	**454.8**	**577.0**	**538.2**	**490.2**	**466.2**	**516.4**	**470.9**	**224.6**	-	-	-	-	-	-
Less RG Stream, Tier 1	$M	15.8	-	0.2	0.7	1.4	9.7	3.8	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Less RG Stream, Tier 2	$M	203.6	-	-	-	-	-	6.6	17.5	18.0	17.6	17.5	22.2	20.7	18.9	17.9	19.9	18.1	8.6	-	-	-	-	-	-
Net Revenue After Stream	**$M**	**5,257.7**	-	**2.1**	**7.7**	**14.9**	**106.3**	**206.3**	**437.1**	**449.3**	**439.7**	**437.3**	**554.8**	**517.5**	**471.3**	**448.3**	**496.5**	**452.7**	**215.9**	-	-	-	-	-	-
OPERATING COSTS & ROYALTIES																									
Operating Unit Costs																									
Mining	$/t mined	39.34	-	20.57	35.96	54.38	32.91	37.76	35.49	36.73	37.92	37.57	40.03	41.82	41.33	40.12	40.15	39.00	51.70	-	-	-	-	-	-
Processing	$/t proc	17.58	-	13.67	13.67	13.67	13.67	11.27	17.57	17.57	17.57	17.57	17.60	17.66	17.65	17.87	17.97	17.85	24.98	-	-	-	-	-	-
G&A (excl. Refining)	$/t proc	7.38	-	2.78	2.78	2.76	2.77	2.38	7.32	7.34	7.33	7.32	7.50	7.54	7.47	7.72	7.91	7.70	13.45	-	-	-	-	-	-
Total Cost per Tonne	**$/t proc**	**64.29**	-	**37.02**	**52.42**	**70.81**	**49.35**	**51.41**	**60.38**	**61.63**	**62.81**	**62.46**	**65.13**	**67.03**	**66.45**	**65.71**	**66.04**	**64.55**	**90.12**	-	-	-	-	-	-
Operating Costs																									
Mining	$M	1,165.6	-	0.3	1.9	5.9	24.6	48.4	95.8	99.2	102.4	101.5	107.1	110.1	109.3	100.6	98.2	98.2	62.2	-	-	-	-	-	-
Processing	$M	520.8	-	0.2	0.7	1.5	10.2	14.4	47.4	47.4	47.4	47.4	47.1	46.5	46.7	44.8	44.0	44.9	30.0	-	-	-	-	-	-
G&A (excl. Refining)	$M	203.1	-	0.0	0.1	0.3	1.7	2.5	18.5	18.5	18.5	18.5	18.4	18.3	18.4	18.0	17.9	18.1	15.5	-	-	-	-	-	-
Refining	$M	15.6	-	0.0	0.0	0.1	0.3	0.6	1.3	1.3	1.3	1.3	1.6	1.5	1.4	1.3	1.5	1.3	0.7	-	-	-	-	-	-
Direct Cash Operating Costs	**$M**	**1,905.0**	-	**0.5**	**2.8**	**7.7**	**36.9**	**65.9**	**163.0**	**166.4**	**169.6**	**168.7**	**174.2**	**176.5**	**175.7**	**164.7**	**161.5**	**162.6**	**108.4**	-	-	-	-	-	-
Royalty	$M	273.9	-	0.1	0.4	0.8	5.8	10.5	22.7	23.4	22.9	22.7	28.9	26.9	24.5	23.3	25.8	23.5	11.5	-	-	-	-	-	-
EBITDA	**$M**	**3,078.8**	-	**1.5**	**4.5**	**6.4**	**63.6**	**129.9**	**251.3**	**259.6**	**247.2**	**245.9**	**351.7**	**314.0**	**271.1**	**260.2**	**309.2**	**266.6**	**96.0**	-	-	-	-	-	-
TAX																									
Income Tax	$M	853.7	-	-	-	-	-	10.1	73.8	73.3	66.9	66.9	106.7	93.3	79.0	77.3	97.6	84.3	24.7	-	-	-	-	-	-
Total Cash After Tax	**$M**	**2,225.1**	-	**1.5**	**4.5**	**6.4**	**63.6**	**119.8**	**177.6**	**186.2**	**180.4**	**179.1**	**245.0**	**220.8**	**192.1**	**182.9**	**211.6**	**182.4**	**71.3**	-	-	-	-	-	-
CAPITAL COST																									
Growth Capital	$M	228.8	4.9	12.9	25.2	37.1	73.5	64.4	-	10.0	-	0.8	-	-	-	-	-	-	-	-	-	-	-	-	-
Sustaining Capital	$M	560.7	-	-	-	-	-	15.1	65.1	64.9	66.2	65.8	62.5	61.2	54.9	31.7	30.9	31.6	11.0	-	-	-	-	-	-
Closure	$M	14.6	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	2.2	3.7	3.7	2.2	1.5	0.7	0.7
Total Capital Costs	**$M**	**804.1**	**4.9**	**12.9**	**25.2**	**37.1**	**73.5**	**79.5**	**65.1**	**74.9**	**66.2**	**66.6**	**62.5**	**61.2**	**54.9**	**31.7**	**30.9**	**31.6**	**13.2**	**3.7**	**3.7**	**2.2**	**1.5**	**0.7**	**0.7**
PROJECT CASH FLOW	**$M**	**1,421.0**	**-4.9**	**-11.4**	**-20.6**	**-30.7**	**-10.0**	**40.3**	**112.4**	**111.3**	**114.2**	**112.5**	**182.5**	**159.6**	**137.2**	**151.2**	**180.7**	**150.8**	**58.1**	**-3.7**	**-3.7**	**-2.2**	**-1.5**	**-0.7**	**-0.7**
DCF SUMMARY																									
EBITDA before taxes & capital	$M	3,078.8	-	1.5	4.5	6.4	63.6	129.9	251.3	259.6	247.2	245.9	351.7	314.0	271.1	260.2	309.2	266.6	96.0	-	-	-	-	-	-
Growth Capital	$M	228.8	4.9	12.9	25.2	37.1	73.5	64.4	-	10.0	-	0.8	-	-	-	-	-	-	-	-	-	-	-	-	-
Sustaining Capital	$M	560.7	-	-	-	-	-	15.1	65.1	64.9	66.2	65.8	62.5	61.2	54.9	31.7	30.9	31.6	11.0	-	-	-	-	-	-
Closure	$M	14.6	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	2.2	3.7	3.7	2.2	1.5	0.7	0.7
Pre-tax Project Cash Flow	**$M**	**2,274.7**	**-4.9**	**-11.4**	**-20.6**	**-30.7**	**-10.0**	**50.4**	**186.2**	**184.7**	**181.1**	**179.4**	**289.2**	**252.9**	**216.2**	**228.5**	**278.3**	**235.1**	**82.8**	**-3.7**	**-3.7**	**-2.2**	**-1.5**	**-0.7**	**-0.7**
Tax	$M	853.7	-	-	-	-	-	10.1	73.8	73.3	66.9	66.9	106.7	93.3	79.0	77.3	97.6	84.3	24.7	-	-	-	-	-	-
FREE CASH FLOW	**$M**	**1,421.0**	**-4.9**	**-11.4**	**-20.6**	**-30.7**	**-10.0**	**40.3**	**112.4**	**111.3**	**114.2**	**112.5**	**182.5**	**159.6**	**137.2**	**151.2**	**180.7**	**150.8**	**58.1**	**-3.7**	**-3.7**	**-2.2**	**-1.5**	**-0.7**	**-0.7**
Pre-tax NPV5%, 100% basis		**1,268.8**																							
After Tax-tax NPV5%, 100% basis		**783.5**																							
Pre-tax IRR, 100% basis		+65.9%																							
After Tax-tax IRR, 100% basis		+53.2%																							
UNIT COSTS																									
Direct Cash Operating Cost	$/oz	551	-	367	520	746	504	482	568	564	588	588	479	520	568	560	496	547	765	-	-	-	-	-	-
All-in Sustaining Cost, Site	$/oz	793	-	446	599	826	583	669	875	864	896	896	729	779	825	747	670	732	924	-	-	-	-	-	-

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine
24.10.6	Sensitivity Analysis of the PEA

Sensitivity analyses were completed for the PEA Base and Consensus cases. Results presented are NPV at 5% discount rate, after tax.

Table 24-30 Sensitivity results for the Southern Extension PEA at different gold prices and discount rates

Discount Rate	1,200/oz	Base 1,300/oz	1,400/oz	1,500/oz	Consensus 1,585/oz	1,600/oz	1,700/oz	1,800/oz	1,900/oz
0%	$653 M	$852 M	$1,052 M	$1,252 M	$1,421 M	$1,452 M	$1,629 M	$1,807 M	$1,985 M
5%	$336 M	$452 M	$568 M	$685 M	$783 M	$801 M	$905 M	$1,008 M	$1,111 M
7.5%	$242 M	$332 M	$423 M	$513 M	$590 M	$604 M	$684 M	$764 M	$845 M
10%	$174 M	$245 M	$316 M	$388 M	$448 M	$459 M	$522 M	$585 M	$648 M

24.10.6.1	Economic Sensitivity of PEA Base Case

Figure 24-38 Sensitivity analysis of the Southern Extension PEA base case ($1,300 /oz)

Table 24-31 Sensitivity results of the Southern Extension PEA base case ($1,300 /oz)

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

24.10.6.2	Economic Sensitivity of PEA Consensus Case

Figure 24-39 Sensitivity analysis of the Southern Extension PEA consensus case ($1,585 /oz)

Table 24-32 Sensitivity results of the Southern Extension PEA consensus case ($1,585 /oz)

24.11	Conclusions and Interpretations

The following conclusions are made from the PEA:

•	Resource and Definition Drilling:

The geometry of the Southern Extension mineralization supports a progressive definition drilling strategy where panels are sequentially drilled.

o	The PEA assumes panels are progressively drilled from underground workings as the declines progressively access the top of each block.
o	The drilling density for the Southern Extension currently supports its classification as an Inferred Mineral Resource. Due to the wide drill spacing at depth there is a risk that the geometry of mineralization in the Panels 7 and 8 may be more fragmented than currently modelled and the mine design and modifying factors have been applied to reflect this risk.
•	Mine Design:

The mine design, schedule and infrastructure proposed for the Southern Extension are based on conceptual designs and locations.

o	The geotechnical assessment of the Southern Extension has used one stress measurement taken at the 570 level. The stress gradient determined from this one measurement can only be interpreted as indicative.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

o	The change from primary/secondary to pillarless retreat stope sequencing is nominally planned at 1,000 m depth but cannot be determined without further measurements and modelling to determine the in-situ stress conditions and rock mass response to mining.
o	The lateral development connections between the Southern Extension and Panel 2 are not optimized.
o	The locations of the Southern Extension main ventilation shafts are not considered final; the proposed unsupported diameters of the shafts have not been confirmed by geotechnical drilling.
o	The refrigeration requirement estimated for the mine is based on a factored equipment requirement plan and has not considered the in-situ rock temperature.
•	Mine Operation:

The mining methods and techniques selected and discussed in the PEA can be implemented by the Wassa operation.

o	Development, production drilling, loading and hauling rates are based on current productivities with minor improvements.
o	The Southern Extension mining method uses downhole stope drilling which is a change from Panel 2’s uphole drilling.
o	The Southern Extension relies on paste fill to achieve the planned recovery and mining rates. Wassa is yet to commission its paste fill plant (planned in Q1 2021).
•	Metallurgy:

The metallurgical test work from the 2018 Southern Extension is based on a limited number of holes. The assessment concludes that the 2018 test work returned similar results to the 2015 Feasibility Study metallurgical test work. It is reasonable to suggest, for this preliminary level of study, that processing performance for the Southern Extension feed will be similar to material currently treated.

•	Economic Analysis:

The economic evaluation is based on a PEA level of study. The production schedule in based on Inferred Mineral Resource that are not Mineral Reserves and do not have demonstrated economic viability. There is no certainty that the results in the PEA will be realized.

The preliminary economic assessment of the Inferred Mineral Resource of the Southern Extension zone shows production from this area is potential economically viable.

For the Inferred Mineral Resource (Southern Extension zone):

o	Growth Capital: $228.8 M;
o	Development Duration: 6 years;
o	Production Phase Life: 11 years;
o	Production Phase Rate: 294 koz/yr;
o	All-in Sustaining Cost: $778 /oz; and
o	After-tax NPV5%:
▪	Base Case ($1,300 /oz): $452.2 M (100% basis)
▪	Consensus Case ($1,585 /oz): $783.5 M (100% basis)

Further studies based on updated Mineral Resource estimates as definition drilling is completed will assist in optimizing the project and clarifying the risk profile.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

24.11.1	Risks

The risks outlined in this section are specific the PEA and do not include risks outlined in Section 25.2 which continue to exist for the Southern Extension.

24.11.1.1	Geology, Mining and Processing

Table 24-33 contains the key risks for geology, mining and processing.

Table 24-33 Geology, Mining and Processing risks for Southern Extension

Risk	Description	Risk Management / Mitigation
Geological continuity	Additional Definition Drilling and geological models do not support PEA mining method, adversely impacting the production rate and project value.

Resource definition drilling to higher levels of confidence will occur ahead of capital development and project investment decisions.

Production Block layout is modular and is adaptable to variable geometry.

More conservative modifying factors are applied to panels where drill density is lowest.

Geotechnical conditions	In-situ rock stress and rock mass response to mining induced stresses adversely impact the production rate and project value.

Complete recommended geotechnical program to test the parameters assumed in the mining method.

Limited geotechnical data indicates ground conditions are consistent with current areas which are very good.

Pillarless sequence with paste fill is planned at depth and can be applied higher up if required.

Gold grade achieved	Grade and volume are overestimated because the Mineral Resource is only classified as Inferred, incorrectly elevating the gold production profile and project value

Assessment is described as a PEA with appropriate disclosure regarding the Inferred Mineral Resource and is presented separately to Mineral Reserves.

Further definition drilling will be completed to increase resource confidence and will be incorporated in future studies ahead of capital investment decisions.

Development advance rate	Development advance rates assumed in the PEA are not met, adversely impacting schedule adherence, production profile and project value

Development advance rates are higher than current rates achieved on site, but improvement assumptions are reasonable.

Fleet numbers, ventilation quantities and refrigeration planning support the development schedule.

Stope turnover	Stope turnover rate is lower than scheduled, adversely impacting annual production rates and project value.	Design and methodology applies extra infrastructure and access to allow consistent stope layouts and blasting sequences. 25 m level spacing permits good drilling accuracy.
Plant feed variability	Plant feed metallurgical variability increases with material from the Southern Extension, leading to lower gold recovery (eg: mild preg robbing which increases with depth).	Limited test work to date has not identified any fatal flaws. GSR will undertake a metallurgical testing program in parallel with Resource definition and infill drilling of Panels 4 and 5.
24.11.1.2	Capital and Operating Costs

The majority of the required growth capital is for mine development to access and establish the production blocks. Wassa is an operating site and has already installed most of the infrastructure for the increased underground production rate, including site power upgrades and the paste fill plant.

Operating cost estimates for mining activities have a high level of confidence as they based on actual costs in 2020. However, the low geological confidence retains the risk that the mine design and activity quantities and subsequent operating cost, are exposed to change as more drilling information is collected, as outlined in Table 24-34.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

Table 24-34 Economic risks for Southern Extension

Risk	Description	Risk Management / Mitigation
Capital Costs	Capital costs significantly increase, adversely impacting project value	Capital development costs are progressively incurred rather than lump sum. Future studies with increased resource confidence will determine economic viability ahead of capital investment decisions.
Operating Costs	Unit operating costs significantly increase due to productivity assumptions not being met, adversely impacting project value

Operating costs reflect current actual costs for mining activities which are calculated from a spatial mine design, rather than generic factors.

GSR is undertaking organization and operating system re-design, and mining modernization to increase labour productivity.

24.11.2	Opportunities
24.11.2.1	Geological Drilling

Geological definition drilling in this assessment is scheduled to deliver the associated mine plan and Panels are progressively drilled as the declines access the top of each new panel.

Additional drilling to target increasing the Inferred Mineral Resource and expediting drilling to bring forward knowledge about the deeper panels should be considered as opportunities, as outlined in Table 24-35.

Table 24-35 Geological Drilling opportunities for Southern Extension

Opportunity	Description	Realization
Additional drilling to grow the Inferred Resource

The Southern Extension zone is open to the South, North (below Panels 1/2) and up-dip.

Larger Mineral Resource could extend project life and could enable higher production rate and subsequent economies of scale.

Additional definition drilling outside the defined Inferred Mineral Resource to increase it.
Expedite drilling of deeper Panels 6-8

Mineral Resource at depth shows materially higher grades and continuity of mineralization but is based on wide spaced drilling and is not scheduled for drilling until year 10.

Conservative modifying factors have been applied in deeper panels to mitigate the risk of geological continuity fragmenting.

Bringing forward expenditure to expedite drilling of Panels 6-8 would confirm good grade and continuity in current geological model.

Modifying factors could be adjusted to be consistent with other panels and increase recovered grade and ounces.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

24.11.2.2	Productivity and Mine Design

Mine design optimization and productivity improvements are the main opportunities to be assessed in future work. Table 24-36 contains the opportunities identified.

Table 24-36 Mine design and productivity opportunities for Southern Extension

Opportunity	Description	Realization
Increase level spacing

25 m level spacing is based on current operating methods, equipment and low geological confidence.

Level spacing could potentially be increased to 30-50 m which would reduce lateral development per ROM tonne mined, reducing costs and potentially increasing production rates.

Definition drilling will increase confidence of the Inferred Mineral Resource and further technical work is required to confirm viability of increased level spacing in terms of both selectivity and operability.
Increase stope size	Geotechnical conditions may be favourable for increasing the strike length of stopes (to reduce number of cross-cuts) and/or height (more lifts per stope/bigger blocks) which would increase dev’t yield (ROM t/m.adv) ad reduce cost.	Future geotechnical assessment and modelling to challenge/validate design assumptions, along with definition drilling and design review.
Refine ventilation design	An alternative option was identified to exhaust part of the Southern Extension via sealed off workings in the existing mine. This would negate the need to develop one or more new shafts to surface.	Further ventilation studies.
Optimize design between Panel 2 and Southern Extension	Optimize design between Panel 2 and 4 to reduce duplicated development and potentially bring forward mining of Panel 4 stopes by extracting with the Panel 2 sequence.	Future studies based on increased geological confidence. Combine PEA and Panels 1-3 into single mine design (currently designed as two separate zones).
Increase machine productivity through technology	Semi/full automation to increase shift operating time and remove operators from hazardous areas. Highest likelihood applications are production drilling and drawpoint loading.	Progress GSR technology roadmap which is being established. Current projects are introduction of tele-remote loading and digitalization of production data.
Haulage Infrastructure

Replacement of truck haulage with infrastructure system (eg: shaft hoisting, conveyor, Rail-Veyor).

Capital demand would be offset by large reduction in operating costs with automated systems, reduced diesel consumption and reduced ventilation demand.

Haulage options study to design different systems, estimate capital and operating costs, then complete trade-off analysis,
Truck loading systems	Current design assumes loaders digging from open passes to load trucks. Feeder systems could be installed to automate loading, increasing efficiency and reducing operating cost.	Trade-off analyses in further technical studies (capital vs operating, operational flexibility vs efficiency).

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

25	Conclusions and Interpretations
25.1	Conclusions

Based on the data in this report, the Qualified Persons conclude that the information has been interpreted appropriately and that it supports the economic analysis.

The following interpretations and conclusions are made by the Qualified Persons in their respective areas of expertise, based on the review of data contained in this Technical Report.

25.1.1	Mineral Titles and Agreements, Surface Rights and Royalties and Encumbrances
•	The mineral rights for the Wassa concession granted to GSWL under the Minerals and Mining Act 2006 (Act 703) are in good standing, supporting the declaration of a Mineral Resource and Mineral Reserve for the Wassa operation. GWSL holds the necessary mining leases, surface rights, major approvals and permits required for its operations.
•	GWSL’s Wassa Mining Lease contains a 5% royalty on gross revenue payable quarterly to the Government of Ghana. GSWL also pays a gold stream to Royal Gold Inc. and its wholly owned subsidiary RGLD Gold AG (RLGD). The royalty payments and tax to government are payable prior to the RGI and RGLD stream payments.
25.1.2	Exploration, Drilling and Analytical Data Collection
•	The Wassa mineralization is classified as an Eoeburnean folded vein system and is the only such deposit recognized to date within the Ashanti belt.
•	The understanding of the geological setting, lithologies and structural and alteration controls on the mineralization is sufficient to support estimation of Mineral Resources and Mineral Reserves.
•	The understanding of the mineralization style and setting are well understood and can support a declaration of Mineral Resources.
•	The exploration programs completed to date are appropriate for the style of deposits reported on. There is significant potential for the discovery of additional mineralization, particularly around the Wassa underground deposit where the Mineral Resource is open to the south and at depth.
•	The sampling methods used to collect the raw data are acceptable for Mineral Resource estimation.
•	Sample preparation, analysis and security are performed to a standard that is fit for use in Mineral Resource and Mineral Reserve estimation.
•	The quantity and quality of the lithological, structural, collar and down-hole survey data collected during the exploration and delineation drilling programs are sufficient to support Mineral Resource and Mineral Reserve estimates.
•	QA/QC programs adequately address issues of precision and accuracy. Duplicates, CRMs and blanks are routinely submitted with batches to monitor laboratory quality. Umpire analysis has been completed and is planned when further exploration drilling is completed in 2021.
25.1.3	Metallurgical Test Work
•	The 2015 metallurgical test work program for the Wassa Underground Feasibility Study remains relevant to, and reflective of, the processing plant’s metallurgical performance.
•	The locations of the test work samples reasonably represent the blend of mineralization in the plant feed scheduled in the Mineral Reserve estimate.
•	The 2015 metallurgical test work did not identify any significant issues for processing plant performance, which has been validated by the plant’s performance in the years since the test work program.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

25.1.4	Mineral Resource Estimates
•	Mineral Resources are estimated as:
o	Measured and Indicated Mineral Resource: 29.3 Mt at 3.76 g/t, containing 3.54 Moz; and
o	Inferred Mineral Resource: 74.0 Mt at 3.44 g/t, containing 8.18 Moz.
•	The Mineral Resources have been prepared in accordance with the 2014 CIM Definition Standards and 2019 Best Practice Guidelines. Mining is assumed by underground methods at Wassa and Hwini Butre, and open pit methods at all other locations.
•	Mineral Resources have a reasonable expectation of economic extraction, with estimates constrained as follows, assuming $1,500 /oz gold selling price:
o	Open Pit: constrained by open pit optimization shell and cut-off grade; and
o	Underground: constrained by cut-off grade.
•	Factors which may impact the Mineral Resource estimate include changes in the following parameters:
o	Economic: gold price assumed, cut-off grade assumptions;
o	Geological: interpretations of mineralization geometry and continuity, grade continuity, density and domain assignments; and
o	Mining and Processing: geotechnical, mining method and metallurgy recovery assumptions.
25.1.5	Mineral Reserve Estimates
•	Proven and Probable Mineral Reserves are estimated as 11.5 Mt at 2.94 g/t, containing 1.09 Moz.
•	The Mineral Reserves have been prepared in accordance with the 2014 CIM Definition Standards and 2019 Best Practice Guidelines. Mining will be by underground long hole open stoping. The former open pit component of the Mineral Reserve has been replaced by underground extraction.
•	Mineral Reserves are supported by a positive economic test assuming $1,300 /oz gold selling price.
•	Factors which may impact the Mineral Reserve estimate include changes to the following parameters:
o	Economic: gold price assumed; capital and operating cost input assumptions;
o	Geological: interpretations of mineralization geometry, continuity and other aspects which may influence estimation of the Mineral Resource;
o	Technical: geotechnical assumptions; dilution and stope recovery performance;
o	Operational: development advance rates, stope turnover rates and infrastructure performance and duties required, availability of skilled personnel;
o	Regulatory: maintaining the good standing of mining leases, rights and permits; and
o	Environmental and social: maintaining social license to operate;
•	The cut-off grade selected for the Mineral Reserve is appropriate and facilitates the company’s objectives;
•	The Mineral Reserve assumes that the paste plant is commissioned in Q1-2021 and achieves its designed performance. Stope cycle activities will now incorporate paste fill preparation, filling and curing activities.
25.1.6	Mining Methods
•	The geotechnical conditions support the stoping methods and dimensions selected.
•	The mine plan and schedule use:
o	Conventional underground mining practices and equipment to carry out long hole open stoping, consistent with currently employed techniques;
o	Demonstrated mining rates based on recent development and stoping performance;

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

•	The introduction of paste fill will require integrating into the stope cycle sequence to enable secondary stoping to commence.
•	The ventilation quantity increases to 590 m3/s to support 9 working areas independently.
•	The mobile equipment plan will introduce 60 t trucks from 2021, phasing out the 40 t trucks as their useful life comes to an end.
25.1.7	Recovery Methods
•	Recovery methods in the processing plant and forward recovery assumptions (average 94.1%) and are supported by test work and plant history.
•	The processing plant capacity exceeds mine production in all years for the Mineral Reserve plan.
•	No plant upgrades are required to process the mine production plan.
25.1.8	Environmental, Permitting and Social Considerations
•	GSWL has submitted, received approval for, and remains in compliance of, all of its environmental and social regulatory requirements. Its Environmental and Social Management System has been developed in-line with an ISO 14001 system.
•	GSR complies with international requirements on environmental and conservation, human rights, and anti-corruption. It has adopted voluntary international codes on corporate responsibility:
o	Cyanide management;
o	TSF design;
o	Responsible Gold Standard and Responsible Gold Mining Principles; and
o	IFC’s Performance Standard 5 on Land Acquisition and Involuntary Resettlement.

GSR has corporate assurance processes which include independent review, audit and/or validation to ensure conformance of the principles ascribed in these codes and standards.

•	GSWL has posted and periodically updates its reclamation bond. At the end of 2020 the GSWL bond was $13,672,231.
•	GSWL has installed water diversion infrastructure to limit the amount of water making contact with the operation.
•	Hydrogeological studies have informed GSWL’s groundwater model, which has determined:
o	Water drawdown from operations is not expected to have a significant impact on community groundwater boreholes; and
o	The receiving environment will not receive underground mine leachate in the recovered state and no decant is expected to occur. Additionally, leachate from mine waste rock dumps is controlled by the cone of depression and is not expected to impact on the receiving environment.
•	Periodic geochemistry studies have consistently shown that the rock lithologies, ore and waste, are not acid generating (NAG) and is validated by over two decades of mining.
•	Water quality has been routinely sampled since 2003 and externally analyzed since 2012. Groundwater quality study results indicate that measured constituents will not exceed water quality guidelines in the underground mine drainage.
•	GSR demonstrates its corporate commitment to environmental and social responsibilities through provision of dedicated and skilled staff in environment, safety, health, community affairs, resettlement and security disciplines.
•	The company supports a number of community and social initiatives, including:
o	Golden Star Development Foundation for community and social development projects;
o	Golden Star Oil Palm Plantation, a sustainable agribusiness sponsored by GSR as part of its local economic development program, which aims to become self-supporting; and

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

o	Capacity building and livelihood enhancement, which provides practical and technical skills training to young people in sectors unrelated to mining. The local procurement supply chain capacity is further strengthened through GSR’s and GSWL’s partnership programs.

These initiatives proactively aim to build capacity and diversify the economy of local communities as well as reduce uptake of small-scale illegal mining.

25.1.9	Capital and Operating Costs
•	Capital costs: Wassa is a steady state operation in which:
o	Capital costs include capitalized mine development, equipment replacements, fixed plant maintenance projects, TSF capacity increases and other minor projects;
o	Capital costs are split between growth to expand production, and sustaining capital to support the existing capacity;
o	The growth capital cost for the life of mine is $47.7 M; and
o	The sustaining capital cost for the life of mine is $136.5 M.
•	Operating costs: the operating costs used are based on actual 2020 costs and are projected through the mine plan.
o	The average unit activity costs for extraction of the Mineral Reserve are:
▪	UG Mining: $34.57 /t;
▪	Processing: $20.37 /t; and
▪	Site G&A: $9.24 /t (excluding refining).
•	Unit production costs estimated for the Mineral Reserve are:
o	Direct operating cost: $682 /oz;
o	All-in sustaining cost: $881 /oz; and
o	All-in cost: $964 /oz.
25.1.10	Economic Analysis of the Mineral Reserve

An economic analysis to support the declared Mineral Reserve was prepared. Using the assumptions outlined in this Technical Report, the operations show a positive cash flow at the $1300 /oz reserve selling price and support the declaration of a Mineral Reserve.

For the Mineral Reserve:

•	Growth Capital: $47.7 M;
•	Development Duration: nil (in production);
•	Production Phase Life: 6 years (2021-2026);
•	Production Phase Rate: 171 koz/yr;
•	All-in Sustaining Cost: $881 /oz; and
•	After-tax NPV5%:
o	Base Case ($1,300 /oz): $121.2 M (100% basis)
o	Consensus Case (av $1,751 /oz): $335.6 M (100% basis)

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

25.2	Risks

The risks outlined in this section are project specific and do not include external risks such as gold price fluctuations or exchange rate risks.

25.2.1	Geology, Mining and Processing

Table 25-1 Geology, Mining and Processing risks contains the key risks for geology, mining and processing.

Table 25-1 Geology, Mining and Processing risks for the Mineral Reserve

Risk	Description	Risk Management / Mitigation
Geological complexity	Delays to completing requisite tightly spaced drill programs for de-risking stope designs cause production delays or unexpected grade outcomes, impacting cash flow.	Ensure definition drilling is integrated to the mining schedule to bring forward geological knowledge ahead of the production to mitigate grade risk profile in the mine plan.
Development advance rate	Development advance rates assumed in the plan are not met, adversely impacting schedule adherence and cash flows.	Development advance rates are reflective of rates being achieved on site. Fleet numbers, ventilation quantities support the development schedule.
Stope turnover	Stope turnover rate is lower than scheduled, adversely impacting annual production rates and cash flow.	Commission and implement paste filling to stope operations, including methods for working on paste filled floors when mining secondary stopes.
Geotechnical conditions	In-situ rock stress and rock mass response to mining induced stresses adversely impact the production rate and cash flows.	Undertake an external review of the site’s Ground Control Management Plan, including assessment of activities to prepare for future mining areas.
Underground mining around open pits	Underground mining around open pits changes the geotechnical, hydrogeological and hydrological conditions, which adversely impact production rates and cash flows.	Risk assess the underground designs around the open pits and prepare a risk management plan, including a change management plan, prior to commencing mining.
Mining sill pillars under fill	Sill pillar recovery mining encounters difficulty, adversely impacting production rates and cash flow.	Develop a risk management plan for sill pillar recovery.
25.2.2	Infrastructure

The site’s infrastructure risks are outlined in Table 25-2. Commissioning the paste plant and achieving its designed steady state, and executing the ventilation upgrade are the key risk areas for the mine plan.

Table 25-2 Infrastructure risks for the Mineral Reserve

Risk	Description	Risk Management / Mitigation
Paste plant commissioning and operation	Delays to commissioning and/or not achieving design capacity adversely impacts production rates and cash flow.	Identify alternative production plans reflective of the paste plant timing and output not achieving the rates assumed in the mine plan.
Ventilation upgrade	The surface to underground exhaust and intake shafts are not able to be mined at the desired un-supported diameter; project execution is delayed, impacting production rates and cash flow.	Undertake shaft geotechnical drilling as soon as practicable. Review ventilation system requirements for smaller diameter shaft scenarios.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

25.2.3	Economic

Wassa is an operating site and has already installed enabling capital to support the mine plan, including site power upgrades and the paste fill plant. The established operations provide reliable operating cost data.

Table 25-3 Capital and Operating Cost risks for the Mineral Reserve

Risk	Description	Risk Management / Mitigation
Capital costs	Capital costs significantly increase, adversely impacting cash flow, with potential inability to fund growth projects to completion.	Capital development costs are progressively incurred rather than lump sum. Baseline production rate already established.
Operating costs	Unit operating costs significantly increase due to productivity assumptions not being met or adverse movements of major cost components (eg: labour, energy), adversely impacting cash flow.	Unit operating costs reflect current costs and productivity. GSR is undertaking organization and operating system re-design, and mining modernization to increase labour productivity.
25.2.4	Environmental and Social

GWSL has a demonstrable environmental track record. The key social risks are outlined in Table 25-4.

Table 25-4 Environmental and Social Risks

Risk	Description	Risk Management / Mitigation
Access to personnel with required skills

Sufficient personnel with skills required to development and operate Wassa are not available in the local area. Skilled personnel are brought to site from across Ghana (mostly) and some internationally.

Availability of personnel can be compromised by both regional (eg: competition, security) and global (eg: pandemic, transport) factors

Turnover of current workforce is low and whilst issues such as the Covid-19 pandemic did cause disruption during 2020, it did not cause a material disruption to site operations.

Continue with vocational skills programs, recruitment, training and development of local people.

Modernization and community employment expectations

Modernization of mining practices and application of technology decreases reliance on un/semi-skilled labour.

Future potential of Mineral Resources increases the local community expectations for employment.

Continue vocational skills programs and local procurement strategy. Develop and implement change management plans alongside implementation of new technology and techniques.
Unauthorized small-scale mining	Artisanal mining around Wassa and the district increases over the life of mine impacting GSR’s environmental and social plans, closure planning costs, and its corporate reputation.

Continue with vocational skills programs and local procurement strategy.

Continue to identify and assess new avenues for local procurement of goods and services.

Continue tenure assessment and relinquishment of mineral concessions deemed non-prospective. Maintain dialogue with the Minerals Commission and legal small-scale mining associations.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

25.3	Opportunities
25.3.1	Mineral Resource upside

The significant size of the Inferred Mineral Resource, together with untested in-mine and near-mine targets create the main Mineral Resource opportunities outlined in Table 25-5.

Table 25-5 Mineral Resource Opportunities

Opportunity	Description	Realization
Definition drilling to upgrade classification of Inferred Mineral Resource	The large Inferred Mineral Resource to the south of the mine creates mine life extension and possible expansion opportunities.	Continue with the drilling program to increase geological knowledge of the resource in this area.
Various targets to extend the defined mineralisation are not yet tested	Drill test targets which can leverage the mine’s installed capital for incremental production opportunities. Targets exist around the main Wassa orebody, plus anomalies defined in soil sampling within 10 km from the Wassa plant and the regional package including the Mineral Resource at Father Brown/Adoikrom UG.	Continue with in-mine and near-mine exploration target assessment and drilling programs.
25.3.2	Productivity and Mine Design

Productivity improvements are the main opportunities to be assessed in future work. Table 24-36 contains the opportunities identified.

Table 25-6 Mine design and productivity opportunities for the Mineral Reserve

Opportunity	Description	Realization
Increase productivity through technology

Semi/full automation to increase shift operating time and remove operators from hazardous areas.

Highest likelihood applications are production drilling and drawpoint loading.

Assess mechanized options for improving stope slotting activity rates.

Progress GSR technology roadmap which is being established. Current projects are introduction of tele-remote loading and digitalization of production data.
Expedite commencement of stoping in Panel 3	Mineral Reserve schedule commences development in Panel 3 (242 and B-Shoot) in 2022 but stoping does not commence until 2025.	Review mine schedule to potentially bring stope extraction forward to 2023 or 2024 and increase production in those years.
Geotechnical	Migrate toward numerical modelling of geotechnical conditions to simulate increased stope dimension scenarios.	Identify data requirements to support dynamic modelling of the rock mass conditions and response to mining
Paste Backfill	Optimize paste filling to increase production rates and reduce binder cost.	Once steady state operations are achieved, conduct de-bottle-necking of plant. Optimization program including excavation/sequence design, test work and assessment of alternative pozzolan binders.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

25.3.3	Sustainability

The PEA outlines a conventional approach to operating Wassa, consistent with proven methodology in key aspects such as level spacing, truck haulage and utilization of installed processing capacity.

This approach has excluded assessment of a number of sustainability opportunities which could be included to the project scope with further work. If implemented, the opportunities outlined in Table 25-7 could reduce carbon emissions, improve energy efficiency and reduce water demand.

Table 25-7 Sustainability Opportunities

Opportunity	Description	Realization
CARBON EMISSIONS
Mobile equipment electrification	Assess options for clean energy technology applications, particularly battery electric equipment.	Assess available systems and develop fleet selection criteria.
Haulage electrification	Assess alternatives to diesel truck haulage, including installation of infrastructure (shaft, conveyor, Rail-Veyor) and electric trucks.	Haulage options study.
Renewable energy supply	Increase renewable energy component in site energy supply. Leverages well with equipment electrification projects.	Assess options, potentially in partnership similar to recently installed Genser gas power station.
AIR & WATER
Water efficient operations	Complete water balance model for the site’s future state and assess opportunities to reduce consumption and/or increase recycling.	Complete water balance and identify opportunities.
Water quality preservation	Assess water balance model to identify and remove contamination of clean streams with contaminated streams.	Commission 620 mRL pump station which removes contaminants before pumping to surface and continue similar projects over time.
ENERGY SAVINGS & OPERATIONAL EFFICIENCY
Comminution optimization	Once haulage study complete (outcome may include crushing), review crushing and grinding circuit options (eg: consolidate 4-stage crushing, SAG milling, ore sorting).	Current configuration was optimized for each investment point (eg: 4-stage crush is legacy of original heap leach) and projected life is now longer than at previous investment point.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

26	Recommendations

Recommendations are provided separately for the current operations at Wassa and for the Southern Extension zone which was the subject of the PEA.

26.1	Current Operations

Based on the positive results of the technical and economic analysis of the Mineral Reserve of the Wassa gold mine, the following actions are recommended:

•	Geology and Drilling:

Continue with the definition drilling of the following areas:

o	Panels 1 and 2: resource infill and grade control drilling to increase confidence in the Mineral Resource to support ongoing production.
o	Panel 3: resource infill drilling to increase confidence in local geometry of the Mineral Resource to finalize development designs.

Complete the drilling programs to test targets with potential to increase the defined mineralization, both around the main Wassa orebody, local anomalies around Wassa defined by soil sampling and the regional tenement package, including the Mineral Resource at Father Brown/Adoikrom.

•	Mining:

Continue extraction of the Mineral Reserve by underground methods:

o	Reduce cut-off grade from 2.4 to 1.9 g/t to deliver the optimal economic return at the reserve selling price assumption.
o	Extraction of Panels 1 and 2 to continue with current stoping methodology.
o	Upper mine areas (B-Shoot, F-Shoot and 242), which were previously planned for open pit mining, to be changed to more selective underground mining to improve margins and bring forward production.

Continue and proceed capital projects:

o	Paste plant commissioning and implementation of steady-state paste filling operations.
o	Ventilation upgrade to construct two ventilation shafts (intake and exhaust) and fans to support production from Panel 2.
o	Design finalization and execution planning to commence development of Panel 3 in 2022.

Investigate potential to expedite stoping from the Panel 3 (242 and B-Shoot) areas, to potentially increase production in 2023-2025.

•	Processing:

Continue processing of the Mineral Reserve using CIL treatment in the Wassa processing plant.

•	Sustainability:

Continue current governance practices to ensure ongoing statutory compliance and license to operate is maintained, including:

o	Heath, Safety, Environmental and Social management systems for monitoring and reporting;
o	Social investment programs for community development, capacity building and livelihood enhancement; and
o	Corporate responsibility programs.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

26.2	Southern Extension Zone

For the Inferred Mineral Resource in the Southern Extension Zone, based on the positive results of the preliminary economic assessment, the risks and opportunities identified, and conclusions made, the following actions are recommended to progress the project.

•	Geology and Drilling:

Continue with the resource development drilling of Panels 4 and 5 to increase geological confidence.

Continue to update Mineral Resource models with new drilling results to support future technical studies.

•	Technical Studies:

Metallurgical:

o	Collect appropriate samples from definition drilling conduct test work on composites to test comminution, grindability and ore density variability.
o	Complete gravity concentrate and leach recovery testing to determine optimal grind size.
o	Undertake test work to characterize the level of preg-robbing in the Southern Extension zone and determine variability and plant operational controls to mitigate.
o	Complete diagnostic leach test work on gravity tails samples to establish gold deportment and lock-up mechanisms.

Geotechnical:

o	Collect additional rock mass characterization data from geotechnical core logging and conduct laboratory rock strength testing on core samples.
o	Conduct acoustic emission testing of orientated drill core to complement the existing Hi-cell measurements to confirm the in-situ stress field.
o	Complete numerical modelling using the larger data-set to assess the likely rock mass response and associated risk arising from different mining sequences and stope dimensions.

Ventilation:

o	Evaluate various network design configurations, including shaft diameters.
o	Refine ventilation network design in the production blocks (hybrid exhaust/orepass) and decline ventilation circuits (secondary ventilation distances).

Mine Design:

o	Consolidate mine designs for Panels 1-3 and the Southern Extension so that design synergies are incorporated into the plan.
o	Assess opportunity to increase level intervals and/or stope dimensions based on updated geological and geotechnical data.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

•	Optimization & Operations Readiness:
o	Complete option and trade-off studies to optimize the project plan:
▪	Alternative haulage methods to current diesel trucking – shaft hoisting, conveyor, electric trucks and Rail-Veyor;
▪	Equipment selection, including application of battery electric equipment and semi/full-automation; and
o	Continue implementation of the management operating system and technology roadmap, which includes assessment of real-time data applications, drilling accuracy for increased level spacing, personnel and equipment tracking.
o	Conduct trials in the current underground operation to validate operability of proposed stoping methodology in Panels 4-8 (eg: lateral development, mechanical slotting, downhole blasting, stope loading on paste fill, sill pillar extraction).
•	Sustainability:
o	Investigate electrification and renewable energy options to reduce greenhouse gas emissions.
o	Complete site water balance model and assess opportunities to reduce water consumption, increase recycling and reduce discharged contaminants.
o	Review crushing and grinding circuit to optimize comminution efficiency.
26.2.1	Project Execution Plan

The progressive development plan proposed for the Southern Extension zone has the project being developed in three major phases of definition drilling and capital investment.

•	Panels 4 and 5: Resource development drilling in progress and studies planned to inform an investment decision at the end of project year 2 (Y2) and full production by Y6.
•	Panels 6 and 7: Resource development drilling in Y6-7, decline development starting Y6 and stope production in Y8.
•	Panel 8: Resource development drilling in Y10, decline development starting Y10 and stope production in Y12.

The project execution plan for progressing to production from the Southern Extension zone outlines the activities for only the first phase (Panels 4 and 5) to reach an investment decision and the potential timeframe to production.

The timing of project activities and production milestones are the best estimate at this point in time. Whilst the project activities have funding committed in the 2021 budget, there is no guarantee that funds will be available to deliver the scheduled dates. Progressing the project to execution will be subject to a positive feasibility study and investment approval.

The schedule of activities to progress the later phases are not detailed due the current level of geological confidence (Inferred Mineral Resource), level of study (PEA) and timeframe (+5 years).

The activities outlined in the plan are based on the risks and opportunities identified in Section 25 and will provide the required geological, technical and economic evaluations to inform and investment decision with a feasibility level study. Figure 26-1 shows the activity timing and the expected regulatory reporting, decision making and approval.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

26.2.2	Activity Cost Estimate

The cost estimates in Table 26-1 are the external costs required to progress Panels 4 and 5 to an investment decision. Outside this cost estimate, a share of the GSR corporate overhead is directed to this work.

The external costs are included in the economic analysis in Section 24.10.

•	Definition drilling costs are as detailed in Section 24.9.1.1.3.
•	Geotechnical and metallurgical costs are based on consultant estimates.
•	The haulage study and other consultant costs are calculated from indicative consulting rates and time estimates by GSR.

The 2021 share of these costs are allowed for in the 2021 company budget.

Figure 26-1 shows the required activity to progress the project toward execution and preliminary estimates of milestone dates.

Table 26-1 Cost estimate for 2021 – 2022 Resource definition drilling and technical studies

Activity	2021-22 Cost
Definition Drilling, Total	$13.2 M
Technical Studies, Total	$0.8 M
Geotechnical	$0.2 M
Metallurgical Testing	$0.2 M
Haulage Study	$0.3 M
Mine Design and Ventilation	$0.1 M
Total	$14.0 M

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

Figure 26-1 Project Execution Plan, Southern Extension Panels 4 and 5

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

27	References

Adadey, K., Clarke, B., Theveniaut, H., Urien, P., Delor, C., Roig, J.Y., Feybesse, J.L., 2009: Geological Map Explanation – Map Sheet 0503B (1:100 000): CGS/BRGM/Geoman, Geological Survey Department of Ghana (GSD).

Allibone, A., McCuaig T.C., Harris D., Etheridge M., Munroe S., Byrne D.; 2002a; Structural Controls on Gold Mineralization at the Ashanti Gold Deposit, Obuasi, Ghana: Society of Economic Geologists, Special Publication, Vol. 9, pp. 65–93.

Allibone A., Teasdale J., Cameron G., Etheridge M., Uttley P., Soboh A., Appiah-Kubi J., Adanu A., Arthur R., Mamphey J., Odoom B., Zuta J., Tsikata A., Pataye F., Famiyeh S., Lamb E., 2002b: Timing and Structural Controls on Gold Mineralization at the Bogoso Gold Mine, Ghana, West Africa: Economic Geology, Vol. 97, pp. 949-969.

Barton, N., Lien, R., and Lunde, J., 1974: Engineering classification of rock masses for the design of tunnel support: Rock Mechanics and Rock Engineering 6(4): 189-236. Also published in: Norges Geotekniske Institutt, Publikasjon 106.

Barton, N. and Grimstad, E., 1993: Updating of the Q-System for NMT: Proceedings of the International Symposium on Sprayed Concrete, Fagernes, 22-26 October 1993, 46-66.

Bourassa Y., 2003: Geology of the Wassa Mine Report: Golden Star Resources Ltd, 32p (Unpublished).

Dansgaard, W., 1964: Stable Isotopes in Precipitation: Tellus Vol. 16, No. 4, pp 436-469

Davis D.W., Hirdes W., Schaltegger U., Nunoo E.A., 1994: U-Pb age constraints on deposition and provenance of Birimian and gold-bearing Tarkwaian sediments in Ghana, West Africa: Precambrian Research, Vol. 67, pp. 89-107.

Eisenlohr B.N., 1992b: Conflicting evidence on the timing of mesothermal and paleoplacer gold mineralization in early Proterozoic rocks from southwest Ghana, West Africa: Mineralium Deposita, Vol. 27, pp. 23-29.

Eisenlohr B.N., Hirdes W., 1992a: The structural development of the early Proterozoic Birimian and Tarkwaian rocks of southwest Ghana, West Africa: Journal of African Earth Sciences, Vol. 14, No. 3, pp. 313-325.

Feybesse J.L., Billa M., Guerrot C., Duguey E., Lescuyer J.L., Milési J.P., Bouchot V., 2006: The paleoproterozoic Ghanaian province: Geodynamic model and ore controls, including regional stress modelling: Precambrian Research, Vol. 149, pp. 149-196.

Fortescue, J.A.C., 1992: Landscape geochemistry—Retrospect and prospect—1990: Applied Geochemistry, v. 7, pp. 1–53.

Geosystems Consulting, 2013: Golden Star (Wassa) Limited; Tailings Storage Facility (TSF) 2 Project Environmental Impact Statement: February 2013.

Geosystems Consulting, 2015: Golden Star (Wassa) Limited; Updated Tailings Storage Facility (TSF) 2 Project Environmental Impact Statement: September 2015.

Golden Star Resources, 2015: Wassa Expansion Project Environmental Scoping Report.

Golder Associates, 2016: Wassa Expansion Project Environmental Impact Statement. November 2016.

Hirdes W., Davis D.W., 1998: First U-Pb zircon age of extrusive volcanism in the Birimian Supergroup of Ghana/West Africa: Journal of African Earth Sciences, Vol. 27, No. 2, pp. 291-294.

Hirdes W., Davis D.W., Eisenlohr B.N., 1992: Reassessment of Proterozoic granitoid ages in Ghana on the basis of U/Pb zircon and monazite dating: Precambrian Research, Vol. 56, pp. 89-96.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

ICI Australia, 1990: ‘Environmental Effects of Blasting' in Handbook of Blasting Tables: pp 33-35.

INAP, 2010: Global Acid Rock Drainage Guide (the GARD Guide), Version 0.8: The International Network for Acid Prevention, http://www.gardguide.com.

International Union for Conservation of Nature and Natural Resources, 2016: www.iucnredlist.org (IUCN, 2016).

Isaaks E., 2013: Grade Estimation for the Wassa Resource Model: Independent Mineral Consultant, 21p (Unpublished).

John T., Klemb R., Hirdes W., Loh G., 1999: The metamorphic evolution of the Paleoproterozoic (Birimian) volcanic Ashanti belt (Ghana, West Africa): Precambrian Research, Vol. 98, pp. 11-30.

Junner N.R., 1940: Geology of the Gold Coast and Western Togoland: Gold Coast Geological Survey, Memoir No. 11, 40 p.

Kitson, A.E., 1928: Provisional geological map of the Gold Coast and Western Togoland, with brief descriptive notes thereon: Gold Coast Geological Survey, Bulletin No. 2.

Knight Piésold, 2011: Wassa Tailings Storage Facility 2, Site Investigation Factual Report: December 2011.

Knight Piésold, 2012: Golden Star Wassa Limited, Wassa Gold Mine, TSF Detailed Design Report.

Knight Piésold, 2015: Golden Star Wassa Limited, Wassa Gold Mine, TSF Detailed Design Report.

Knight Piésold, 2017: Conceptual Level Alternative Staging Design of TSF 2, for Annualized Construction with Compacted Soil Liner (CSL): Memorandum; October 2017.

Kumapley N.K., 1996: Seismicity of southern Ghana: causes, engineering implications and mitigation strategies: Ghana Min J 2(1):33–41

Marinos P., Marinos V., Hoek E., 2007: Geological Strength Index (GSI). A characterization tool for assessing engineering properties for rock masses: Underground works under special conditions, eds. Romana, Perucho & Olalla, 13-21. Lisbon: Taylor and Francis.

Mathews, K.E., Hoek, E., Wyllie, D.C., Stewart, S.B.V., 1981: Prediction of stable excavation spans at depths below 1000m in hard rock mines: (Tech Report DSS Serial No. OSQ80-00081), Ottawa: Canada Centre for Mineral and Energy Technology.

MEL, 1996 a: Satellite Goldfields Limited, Wassa Hydrogeological Assessment, Progress Report for Work During First Quarter 1996: MEL Report 1031R087.

MEL, 1996 b: Reinterpretation of VLF Data to Locate Zones of Preferential Groundwater Flow: MEL Report 1031R138.

MEL, 1996 c: Satellite Goldfields Limited, Wassa Hydrogeological Assessment, Progress Report for Work During Third Quarter 1996: Minerex Environmental Limited, December 1996. MEL Report 1031R156.

MEND, 2009: Prediction Manual for Drainage Chemistry from Sulphidic Geologic Materials: Report prepared by W.A. Price, CANMET, British Columbia, for the MEND Program.

Milési JP., Ledru P., Feybesse JL., Dommanget A., Marcoux E., 1992: Early Proterozoic ore deposits and tectonics of the Birimian orogenic belt, West Africa: Precambrian Research, Vol. 58, pp. 305-344.

Morin, K., Hutt, N., 2007: Morrison Project - Prediction of Metal Leaching and Acid Rock Drainage, Phase 1: Minesite Drainage Assessment Group, 588p.

NDPC & UNDP, 2010: 2008 Ghana Millenium Development Goals Report. April 2010: National Development Planning Commission (NDPC) / Government of Ghana and the United Nations Development Program (UNDP) Ghana.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

Oberthür T., Vetter U., Davis D.W., Amanor J.A., 1998: Age constraints on gold mineralization and Paleoproterozoic crustal evolution in the Ashanti belt of southern Ghana: Precambrian Research, Vol. 89, pp. 129-143.

Oberthür T., Vetter U., Schmidt Mumm A., Weiser T., Amanor J.A., Gyapong W.A., Kumi R., Blenkinsop T.G., 1994: The Ashanti Gold Mine at Obuasi, Ghana: Mineralogical, Geochemical, Stable Isotope and Fluid Inclusion Studies on the Metallogenesis of the Deposit: Geologisches Jahrbuch, D 100, pp. 31-129.

Oberthür T., Weiser T., Amanor J.A., Chryssoulis S.L., 1997: Mineralogical siting and distribution of gold in quartz veins and sulfide ores of the Ashanti mine and other deposits in the Ashanti belt of Ghana: genetic implications: Mineralium Deposita, Vol. 32, pp. 2-15.

Perrouty S., Aillères L., Jessell M.W., Baratoux L., Bourassa Y., Crawford B., 2012: Revised Eburnean geodynamic evolution of the gold-rich southern Ashanti Belt, Ghana, with new field and geophysical evidence of pre-Tarkwaian deformations Precambrian Research, Vol. 204-205, pp. 12-39.

Perrouty S., Jessell M.W., Aillères L., Apau D., Velasquez G., Siebenaller L., Miller J., Bourassa Y., Beziat d., Baratoux L., 2012: Tectonic Context of Eoeburnean Gold Mineralization in Wassa mine, Southwest Ghana: (unpublished).

Pigois JP., Groves D.I., Fletcher I.R., McNaughton N.J., Snee L.W.; 2003; Age constraints on Tarkwaian palaeoplacer and lode-gold formation in the Tarkwa-Damang district, SW Ghana; Mineralium Deposita, Vol. 38, pp. 695-714.

Potvin, Y., 1988: Empirical open stope design in Canada: Ph.D. thesis, University of British Columbia, Vancouver, B.C.

Price W.A., Morin K., Hutt N., 1997: Guidelines for prediction of acid rock drainage and metal leaching for mines in British Columbia: Part II. Recommended procedures for static and kinetic tests: Proceedings of the Fourth International Conference on Acid Rock Drainage. Vancouver, B.C. Canada, 1, pp. 15–30.

Wexford Goldfields Limited, 2004: Reclamation Security Agreement between Wexford Goldfields Limited and Environmental Protection Agency: 14 November 2004.

Scott Wilson, 2004: Wexford Goldfields Limited, The Wassa Project Environmental Impact Statement

SGS, 1996: Satellite Goldfields Limited, Wassa Gold Project, Environmental Baseline Study: SGS Laboratory Services (Ghana) Limited, November 1996.

SGS Laboratory Services Ghana Limited, 1998: Wassa Project Environmental Impact Statement for Satellite Goldfields Limited.

SGS, 2002 : Wassa Environmental due diligence audit : SGS Laboratory Services (Ghana) Limited.

Soregaroli, B.A., Lawrence, R.W., 1997: Waste Rock Characterization at Dublin Gulch: A Case Study: Proceedings of the Fourth International Conference on Acid Rock Drainage, Vancouver, B.C. Canada, p631-645.

SRK Consulting (Canada) Limited, 2020 a: Wassa Truck Haulage Simulation, Preliminary Results: (unpublished)

SRK Consulting (Canada) Limited, 2020 b: Wassa Truck Haulage Simulation, Revised Production Schedule – 60 T Trucks Dual Ramp: (unpublished)

SRK Consulting (UK) Limited, 2013: NI 43-101 Technical Report on Mineral Resources and Mineral Reserves Golden Star Resources Ltd, Wassa Gold Mine, Ghana Effective Date 31st December 2012.

SRK Consulting (UK) Limited, 2015: NI 43-101 Technical Report on a Feasibility Study of the Wassa Open Pit Mine and Underground Project in Ghana, Effective Date 31st December 2014.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

SRK Consulting (U.S.), Inc., 2021: PEA Ventilation Design for Golden Star’s Wassa Mine, Ghana: (unpublished)

Tunks A.J., Selley D., Rogers J.R., Brabham G., 2004: Vein mineralization at the Damang Gold Mine, Ghana: controls on mineralization: Journal of Structural Geology, Vol. 26, pp. 1257-1273.

United States Bureau of Mining, 1980: RI 8507 Structure Response and Damage Produced by Ground Vibration from Surface Mine Blasting: DE Siskind, M.S. Stagg, J. W. Kopp and C. H. Dowding.

University of Mines and Technology (UMT), Tarkwa, Minerals Engineering Department, 2018: Final Report on Profiling of Mining Zones at Golden Star Resources, Wassa Mine: (unpublished)

Wexford Goldfields Limited (WGL), 2004: Environmental Impact Statement for the Wassa Project.

Whitelaw O.A.L., 1929: The Geological and Mining Features of the Tarkwa-Abosso Goldfield; Gold Coast Geological Survey: Memoir No. 1, 46 p.

NI 43-101 Technical Report (March 2021)	Wassa Gold Mine

28	Date and Signatures

The effective date of this Technical Report titled “NI 43-101 Technical Report on the Wassa Gold Mine” is 31 December 2020.

”Matthew Varvari”	1 March 2021
Matt Varvari, FAusIMM	Date

”S. Mitch Wasel”	1 March 2021
S. Mitchel Wasel, MAusIMM CP(Geo)	Date

”Philipa Varris”	1 March 2021
Philipa Varris, MAusIMM CP(Env)	Date

Page 345